Form 20-F
period 2025-03-31
Skyline Builders Group Holding Ltd
filed 2025-08-07
CIK 2031009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from __________________ to_____________________________

Commission file number 001-42461

Skyline Builders Group Holding Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Office A, 15/F, Tower A, Capital Tower, No. 38 Wai Yip Street, Kowloon Bay, Hong Kong
(Address of principal executive offices)

Ngo Chiu Lam, Chief Executive Officer +852-2811-9688 kin-chiu88@kinchiu.com.hk Office A, 15/F, Tower A, Capital Tower, No. 38 Wai Yip Street, Kowloon Bay, Hong Kong
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A Ordinary Shares, par value US$0.00001 per share	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 30,225,000 Ordinary Shares, consisting of 28,230,000 Class A Ordinary Shares and 1,995,000 Class B Ordinary Shares as of March 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Non-accelerated filer ☒
Accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes     ☐ No

i

Conventions Which Apply to this Annual Report

Throughout this annual report, we use a number of key terms and provide a number of key performance indicators used by management. Unless the context otherwise requires, the following definitions apply throughout where the context so admits:

●	“Amended Memorandum and Articles” refers to our second amended and restated memorandum of association and articles of association adopted by special resolution passed on October 9, 2024;

●	“Audit Committee” refers to the audit committee of our Board of Directors;

●	“Board” or “Board of Directors” refer to the board of Directors of our Company;

●	“Class A Ordinary Shares” refers to Skyline Builders Group Holding Limited’s Class A ordinary shares with par value of US$0.00001 each;

●	“Class B Ordinary Shares” refers to Skyline Builders Group Holding Limited’s Class B ordinary shares with par value of US$0.00001 each;

●	“China” or the “PRC” refers to the People’s Republic of China, including Hong Kong and Macau. For reference to specific laws and regulations adopted by the PRC, the definition of “China” or the “PRC” refers to the People’s Republic of China, excluding Hong Kong and Macau;

●	“Companies Act” refers to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

●	“Directors” refers to the directors of our Company;

●	“Executive Officers” refers to the executive officers of our Company;

●	“Government” refers to the government of Hong Kong;

●	“Hong Kong” refers to Hong Kong Special Administrative Region, People’s Republic of China;

●	“Nominating and Corporate Governance Committee” refers to the nominating corporate governance committee of our Board of Directors

●	“Operating Subsidiary” refers to Kin Chiu Engineering Limited;

●	“our Group” or “the Group” refers to Skyline Builders Group Holding Limited and its subsidiaries;

●	“SEC” refers to the U.S. Securities and Exchange Commission;

●	“we”, “us”, “our Company”, “our” or “the Company” refers to Skyline Builders Group Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and in the context of describing its operation and business, its subsidiaries;

●	“H.K. dollar”, “H.K. dollars”, or “HK$” refers to the legal currency of Hong Kong;

●	“U.S. dollar”, “U.S. dollars”, “dollars”, “USD”, “US$” or “$” refers to the legal currency of the United States.

The expressions “associated company,” “related corporation” and “subsidiary” shall have the respective meanings ascribed to them in the Companies Act, as the case may be.

Any discrepancies in tables included herein between the total sum of amounts listed and the totals thereof are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Unless the context otherwise requires, a reference to “we,” “our,” “us,” “our Group” or the “Company” or their other grammatical variations is a reference to Skyline Builders Group Holding Limited and its subsidiaries taken as a whole.

Certain of our customers and suppliers are referred to in this prospectus by their trade names. Our contracts with these customers and suppliers are typically with an entity or entities in the relevant customer or supplier’s group of companies.

Internet site addresses in this prospectus are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this Annual Report.

ii

Introduction

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands on June 25, 2024, as a holding company. We operate our business primarily through our indirectly wholly-owned Operating Subsidiary, Kin Chiu Engineering Limited. We operate in a single segment that represents the Company’s core business as an Approved Public Works Contractor undertaking roads and drainage to its customers in Hong Kong. Our construction activities mainly include public civil engineering works, such as road and drainage works, in Hong Kong. We mostly undertake civil engineering works in the role of subcontractor, while we are also fully qualified to undertake such works in the capacity of main contractor.

Our Class A Ordinary Shares trade on Nasdaq under the trading symbol “SKBL.”

We are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Our financial statements appearing in this Annual Report are prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.

Statements made in this Annual Report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we file any of these documents as an exhibit to this Annual Report, you may read the document itself for a complete description of its terms.

Special Note Regarding Forward-Looking Statements

This Annual Report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, in this Annual Report, that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

●	changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business;

●	the risk that we may be unable to realize our anticipated growth strategies and expected internal growth;

●	changes in the availability and cost of professional staff which we require to operate our business;

●	changes in customers’ preferences and needs;

●	changes in competitive conditions and our ability to compete under such conditions;

●	changes in our future capital needs and the availability of financing and capital to fund such needs;

●	changes in currency exchange rates or interest rates;

●	projections of revenue, profits, earnings, capital structure and other financial items;

●	changes in our plan to enter into certain new business sectors; and

●	other factors beyond our control.

You should read this Annual Report and the documents that we refer to in this Annual Report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this Annual Report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this Annual Report and the documents that we refer to in this Annual Report and have filed as exhibits to this Annual Report, completely and with the understanding that our actual future results may be materially different from what we expect.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Related to Our Corporate Structure

We will in the future rely on dividends and other distributions on equity paid by the Operating Subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business. In the future, funds or assets may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash.

Skyline Builders Group Holding Limited is a holding company, and we will in the future rely on dividends and other distributions on equity paid by the Operating Subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate we will retain any earnings to support operations and to finance the growth and development of our business. If the Operating Subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

According to the BVI Business Companies Act 2004 (as amended), a British Virgin Islands company may make dividends distribution to the extent that immediately after the distribution, such company’s liabilities do not exceed its assets and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. Any limitation on the ability of our Hong Kong subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The PRC laws and regulations do not currently have any material impact on transfers of cash from Skyline Builders Group Holding Limited to our Operating Subsidiary or our Operating Subsidiary to Skyline Builders Group Holding Limited, our shareholders and U.S. investors. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless.

Recently in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our Operating Subsidiary and any changes in such laws and regulations and interpretations may impair its ability to operate profitably, which could result in a material negative impact on its operations and/or the value of our Class A Ordinary Shares.

Although we have direct ownership of our operating entities in Hong Kong and currently do not have or intend to have any subsidiary or any contractual arrangement to establish a VIE structure with any entity in mainland China, we are still subject to certain legal and operational risks associated with our Operating Subsidiary, being based in Hong Kong and having all of its operations to date in Hong Kong. Additionally, the legal and operational risks associated in mainland China may also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to a company such as our Operating Subsidiary and Skyline Builders Group Holding Limited, given the substantial operations of our Operating Subsidiary in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong. In the event we or our Operating Subsidiary were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or our Operating Subsidiary might be subject to fines, experienced evaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted. Our organizational structure involves risks to the investors, and Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our Operating Subsidiary’s operations and/or a material change in the value of our Class A Ordinary Shares, including the risk that such event could cause the value of such securities to significantly decline or become worthless. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, the Trial Measures and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies on August 8, 2006, and amended on June 22, 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in mainland China and controlled by companies or individuals of mainland China to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In addition, on December 24, 2021, the CSRC released the Administrative Regulations of the State Council Concerning the Oversea Issuance of Security and Listing by Domestic Enterprise (Draft for Comments) (the “Draft Administrative Regulations”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”), collectively the “Draft Rules on Overseas Listing”, for public opinion.

Skyline Builders Group Holding Limited is a holding company incorporated in the Cayman Islands with one operating subsidiary based in Hong Kong, as of the date of this report, we have no subsidiary, VIE structure or any direct operations in mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of mainland China. Further, we are headquartered in Hong Kong and our chief executive officer, chief financial officer and all members of the board of directors of Skyline Builders Group Holding Limited are based in Hong Kong are not mainland China citizens and all of our revenues and profits are generated by our subsidiary in Hong Kong and we have not generated any revenues or profits in mainland China. Additionally, we do not intend to operate in mainland China in the foreseeable future. As such, we do not believe we would be subject to the M&A Rules, or would be required to file with the CSRC under the Trial Measures. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).Therefore, we believe, as of the date of this report, the CSRC’s approval or review is not required for the listing and trading of our Class A Ordinary Shares in the U.S. exchange as provided under the M&A Rules and the Trial Measures.

Most of our Operating Subsidiary’s operations are conducted in Hong Kong, which is a part of the PRC. We are aware that recently, in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding its efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Hong Kong subsidiary’s daily business operations, their ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchange. These actions could result in a material change in our operations and/or to the value of our Class A Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors.

In addition, on December 28, 2021, the Measures were published and became effective February 15, 2022, and require that, among other things, and in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and which further elaborate on the factors to be considered when assessing the national security risks of the relevant activities. The publication of the Measures indicates greater oversight by the CAC over data security, which may impact our business in the future. As of the date of this report, our Operating Subsidiary does not have any mainland China individuals as clients. However, our Operating Subsidiary may collect and store certain data (including certain personal information) from its customers for “Know Your Customers” purposes, which may include mainland China individuals in the future. As of the date of this report, we do not expect the Measures to have an impact on our business, operations to subject us or our Operating Subsidiary to permission requirements from the CAC or any other government agency that is required to approve our subsidiary’s operations, as we do not believe we will be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our subsidiary’s business operations and the listing of our Class A Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review or we and our subsidiary might be covered by permission from the CAC or any other government agency that is required to approve our subsidiary’s operations in the future. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It also remains uncertain what the potential impact such modified or new laws and regulations will have on our subsidiary’s daily business operations, its ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may significantly limit or cause the value of our Class A Ordinary Shares to significantly decline or become worthless. As of the date of this report, there are no commensurate laws or regulations in Hong Kong which result in similar significant oversight over data security for companies seeking to offer securities on a foreign exchange. However, we cannot guarantee that, if, in the future, such laws or regulations were issued in Hong Kong, we would be compliant with such laws or regulations in a timely manner or at all. In addition, we may have to spend significant time and costs to become compliant. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the relevant regulatory authorities, and our ability to conduct our business, or offer securities on a U.S. or other international securities exchange may be restricted. As a result of the foregoing, our business, reputation, financial condition, and results of operations may be materially and adversely affected.

Recent statements by the PRC government have indicated an intent to exert more exert oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 24, 2021, the China Securities Regulatory Commission (the “CSRC”) released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment. These rules state that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Under the Trial Measures and the Guidance Rules and Notice, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, yet need to make filings for subsequent offerings in accordance with the Trial Measures. Companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing, shall arrange for the filing within a reasonable time period and shall complete the filing procedure before such companies’ overseas issuance and listing.

The Management understands that as of the date of this report, the Group has no operations in China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. While the Group has no current operations in China, should we have any future operations in China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our potential operations in China, as well as limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds into China or take other actions that could have a material adverse effect on our business as well as the trading price of our Class A Ordinary Shares. We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt offering securities before settlement and delivery of our Class A Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for offering securities , we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Furthermore, on July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business or our operations as we do not believe that our Operating Subsidiary would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Revised Review Measures are adopted into law in the future and if our Operating Subsidiary is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, our operation and the listing of our Class A Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review.

We have been advised by David Fong & Co., our Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this report, the Company and its subsidiary, our Operating Subsidiary, are not required to obtain any permissions or approvals from Hong Kong authorities for the continued listing of our Class A Ordinary Shares in the U.S. and issuing our Class A Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and/or its subsidiary or denied by any relevant authorities. Most of our Operating Subsidiary’s operations are conducted in Hong Kong, which is a part of the PRC. As of the date of this report, our Operating Subsidiary have received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates. However, we have been advised by David Fong & Co. that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on management’s internal assessment that the Company and its subsidiary currently have no material operations in the PRC, management understands that as of the date of this report, the Company is not required to obtain any permissions or approvals from PRC authorities for the continued listing of our Class A Ordinary Shares in the U.S. and to issue our Class A Ordinary Shares to foreign investors, including the CAC or the CSRC. We also understand that our Operating Subsidiary is not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this report. No permissions or approvals have been applied for by the Company or denied by any relevant authority. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

As of the date of this report, Hong Kong does not have similar regulations as of the PRC to extend oversight and control over offerings that are conducted overseas. Hong Kong does not have similar regulation as of the Trial Measures and the Guidance Rules and Notice, and Measures for Cybersecurity Review of the PRC. In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required or (iii) we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

Most of our Operating Subsidiary’s operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may influence such operations at any time, which could result in a material change in the operations of the Operating Subsidiary and/or the value of our Class A Ordinary Shares. The PRC government may also impose restrictions on our ability to transfer money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale.

Recently in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including a cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Given the recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline or be worthless. Additionally, any further control over offerings conducted overseas and/or foreign investment impacting our subsidiary in Hong Kong by the Hong Kong government could result in a material change in our Operating Subsidiary’s operations, financial performance and/or the value of our Class A Ordinary Shares or impair our ability to raise money.

There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change with little advance notice. For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it began an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that company’s app be removed from smartphone app stores. The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale. Furthermore, given the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although we are currently not required to obtain permission from any of the PRC federal or local government and has not received any denial to list on the U.S. exchange, it is uncertain whether or when we might be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even if such permission is obtained, whether it will be later denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our shares to significantly decline or be worthless.

If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the Chinese government in 2022 and 2023, including the Measures, the PRC Personal Information Protection Law and the Trial Measures have already indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in mainland China-based issuers. We could be subject to approval or review by Chinese regulatory authorities to pursue offering securities. We do not have any operations in mainland China and currently do not have or intend to have any operating subsidiary established in mainland China or any contractual arrangement to establish a VIE structure with any entity in mainland China, but because all of our operations are conducted in Hong Kong through our wholly-owned subsidiary, and Hong Kong is a Special Administrative Region of China, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

In the event that the PRC regulatory authorities disallow our business structure, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Risks Related to Our Business and Industry

Our performance depends on market conditions and trends in the civil engineering industry and if there is any slowdown in the development of infrastructure in Hong Kong, the availability of civil engineering projects in Hong Kong may decrease significantly.

For the fiscal year ended March 31, 2025, 2024 and 2023, the majority of our revenue was derived from civil engineering projects in Hong Kong. The future development of the civil engineering industry and the availability of civil engineering projects in Hong Kong largely depend on the continued development of infrastructure by the Government of Hong Kong. The nature, extent and timing of available civil engineering projects will be determined by an interplay of a variety of factors, including the Government’s policies on the infrastructure development in Hong Kong, its land supply and public housing policy, the investment and budget of the Government of Hong Kong and the general conditions and prospects of Hong Kong’s economy. These factors may affect the availability of civil engineering projects in Hong Kong.

If there is any slowdown in the development of infrastructure by the Government in Hong Kong, there is no assurance that the availability of civil engineering projects in Hong Kong would not decrease significantly and our business and financial position and prospect may be adversely and materially affected.

Our revenue is mainly derived from projects which are non-recurrent in nature and there is no guarantee that our customers will provide us with new businesses.

Our revenue is typically derived from projects which are non-recurrent in nature and our customers are under no obligation to award projects to us. For the fiscal year ended March 31, 2025, 2024 and 2023, we secured new businesses mainly through invitation for tender by customers or through submitting tenders directly to the Government of Hong Kong responsible for the projects. There is no assurance that we will be able to secure new contracts in the future. Accordingly, the number and scale of projects and the amount of revenue we are able to derive therefrom may vary significantly from period to period, and it may be difficult to forecast the volume of future business. In the event that we fail to secure new contracts or there is a significant decrease in the number of tender invitations or contracts available for bidding in the future, our business, financial position and prospects could be materially and adversely affected.

Our cost of revenue has historically fluctuated. If we experience any significant increase in cost of revenue, our gross profit margin might decrease and our business operations and financial position might be materially and adversely affected.

Our revenue is typically derived from projects, with each contract sum being determined with reference to tender price that are formulated based on a certain mark-up over our estimated costs. Pricing of our services is determined on a case-by-case basis and is dependent on various factors, which generally include (i) the scope of services; (ii) the price trend for the types of subcontracting services as well as the materials required; (iii) the complexity and the location of the project; (iv) the estimated quantity and type of equipment required; (v) the completion time requested by our customers; and (vi) the availability of human and financial resources. We will review the cost budget from time to time. If the actual cost is higher than originally budgeted, it may reduce our profit margin and affect our financial performance. If we fail to keep the costs within the initial budget, our business operation and financial results may be adversely affected.

The total actual value of work done may differ from the original estimated contract sum stated in our contracts with customers.

Our customers may request additional, reduction or alteration of works beyond the scope of the contract during project implementation by placing variation orders with us. The aggregate amount of revenue that we are able to derive from a project may be different from the original estimated contract sum specified in the relevant contract due to variation orders placed by our customers. As such, there is no assurance that the amount of fees and charges as finally agreed with our customers would be sufficient to recover our costs incurred or provide us with a reasonable profit margin or the amount of revenue derived from our projects will not be substantially different from the original estimated contract sum as specified in the relevant contracts and our financial condition may be adversely affected by any decrease in our revenue as a result of variation orders. As a result, there is no assurance that our revenue and profit margin in the future will remain at a level comparable to those recorded during the fiscal year ended March 31, 2025.

Any material inaccurate cost estimation or cost overruns may adversely affect our financial results.

When determining our tender price, our management would estimate the time and costs involved in a project taking into account (i) the scope of services; (ii) the price trend for the types of subcontracting services as well as the materials required; (iii) the complexity and the location of the project; (iv) the estimated quantity and type of equipment required; (v) the completion time requested by our customers; and (vi) the availability of human and financial resources.

There is no assurance that the actual amount of time and costs incurred during the performance of our projects would not exceed our estimation. The actual amount of time and costs incurred in completing a project may be adversely affected by many factors, including unforeseen site conditions, adverse weather conditions, accidents, non-performance by our subcontractors, unexpected significant increase in costs of materials agreed to be borne by us, unexpected increase in the amount of rectification works requested by our customers and other unforeseen problems and circumstances. Any material inaccurate estimation in the time and costs involved in a project may give rise to delays in completion of works and/or cost overruns, which in turn may materially and adversely affect our financial condition, profitability and liquidity. We typically bear the risk of delays and cost overruns in our projects and we are generally unable to pass these costs to our customers.

If we do not comply with certain laws, we could be suspended or debarred contracting, which could have a material adverse effect on our business.

Various statutes to which our operations are subject, such as Factories and Industrial Undertakings Ordinance (Cap. 59 of the Laws of Hong Kong), Construction Site (Safety) Regulations (Cap. 59I of the Laws of Hong Kong), Factory and Industrial Undertakings (Safety Officers and Safety Supervisors) Regulations (Cap. 59Z of the Laws of Hong Kong), Factories and Industrial Undertakings (Safety Management) Regulations (Cap. 59AF of the Laws of Hong Kong) and Occupational Safety and Health Ordinance (Cap. 509 of the Laws of Hong Kong), which deal with the health and safety during the construction process and various other statutes provide for discretionary suspension and/or debarment in certain circumstances.

The scope and duration of any suspension or debarment may vary depending upon the facts of a particular case and the statutory or regulatory grounds for debarment. Any suspension or debarment from contracting will have a material adverse effect on our financial condition, results of operations or liquidity.

Unsatisfactory performance by our subcontractors or unavailability of subcontractors may adversely affect our operation and profitability.

We engage subcontractors from time to time to perform a part of the site work under our supervision. In order to control and ensure the quality and progress of the works of our subcontractors, we select subcontractors based on quality of their service, their qualifications and experience relevant to the project, skills and technique required for the project, the prevailing market price, the delivery time, their availability and fee quotations. There is no assurance that the work quality of our subcontractors can always meet our requirements. We may be affected by the non-performance, inappropriate or poor quality of works rendered by our subcontractors. Such events could impact upon our profitability, financial performance and reputation. In addition, there is no assurance that we will always be able to secure services from suitable subcontractors when required, or be able to negotiate acceptable fees and terms of service with subcontractors. In such event, our operation and financial position may be adversely affected.

In the event that our subcontractors fail to follow the safety guidelines and other requirements imposed by our customers, we may be liable to pay to our customers the expenses and penalties incurred by them. Although we are entitled to be compensated by our subcontractors in relation to such penalties under the subcontracting agreement, we may not be able to claim from such subcontractors in order to maintain a stable relationship with our major subcontractors. In such event, we may be subject to additional costs and penalties incurred by our subcontractors in relation to their failure to comply with the safety procedures and other requirements imposed by our customers.

We depend on third parties for supply of materials to operate our business.

We purchase materials from our suppliers for the provision of our services. The major types of materials sourced from our suppliers included concrete, steel and consumables. We cannot assure you that our favorable working relationships with our suppliers will continue in the future. In addition, there have historically been periods of supply shortages in our industry.

The inability to purchase materials could severely impact our business. If our suppliers experience price increases or disruptions to their business, such as labor disputes, supply shortages or distribution problems, our business, financial condition, results of operations, liquidity and cash flows could be materially and adversely affected.

We may not be able to compete favorably in our highly competitive industry.

Some of our competitors may have certain advantages, including but not limited to having long operating history, better financing capabilities and well-developed technical expertise. New participants may wish to enter the industry provided that they have the appropriate skills, local experience, necessary equipment, capital and they are granted the requisite licenses or approvals by the relevant regulatory bodies. Any significant increase in competition may result in lower operating margins and loss of market share, which may adversely affect our profitability and operating results.

During the fiscal year ended March 31, 2025, 2024 and 2023, our five largest customers accounted for a significant portion of our total revenue.

A significant portion of our revenue was derived from a limited number of customers. Our five largest customers for the fiscal year ended March 31, 2025, 2024 and 2023 accounted for approximately 82.7%, 84.9% and 84.2% of our revenue in the corresponding periods, respectively. In particular, one of our top customers contributed approximately 10.8%, 33.4% and 39.8% of our total revenue for the fiscal years ended March 31, 2025, 2024 and 2023. We were engaged by our customers on a project-by-project basis. There is no assurance that we will continue to obtain contracts from our major customers in the future. If there is a significant decrease in the number of projects awarded by our major customers, and we are unable to secure suitable projects of a comparable size and quantity as replacements from other customers, our financial condition and operating results would be materially and adversely affected.

Environmental, health and safety laws and regulations and any changes to, or liabilities arising under, such laws and regulations could have a material adverse effect on our financial condition, results of operations and liquidity.

Our operations are subject to stringent and complex laws and regulations governing the discharge of materials into the environment, health and safety aspects of our operations or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations applicable to our operations, including: the acquisition of a permit or other approval before conducting regulated activities; the restriction of the types, quantities and concentration of materials that can be released into the environment; the limitation or prohibition of activities on certain lands lying within wilderness, wetlands, and other protected areas; the application of specific health and safety criteria addressing worker protection; and the imposition of substantial liabilities for pollution resulting from our operations.

A number of government authorities have the power to enforce compliance with these laws and regulations and the permits issued under them. Such enforcement actions often involve difficult and costly compliance measures or corrective actions. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil, or criminal penalties, natural resource damages, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations. In addition, we may experience delays in obtaining, or be unable to obtain, required permits, which may delay or interrupt our operations and limit our growth and revenue.

Certain environmental laws impose strict liability (i.e., no showing of “fault” is required) or joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been stored or released. We may be required to remediate contaminated properties currently or formerly owned or operated by us or third-party facilities that received waste generated by our operations regardless of whether such contamination resulted from the conduct of others or from the consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. Furthermore, the existence of contamination at properties we own, lease or operate could result in increased operational costs or restrictions on our ability to use those properties as intended.

In certain instances, citizen groups also have the ability to bring legal proceedings against us if we do not comply with environmental laws or challenge our ability to receive environmental permits that we need to operate. In addition, claims for damages to persons or property, including natural resources, may result from our operations’ environmental, health, and safety impacts. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us. Moreover, public interest in protecting the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to our industry could continue, resulting in increased costs of doing business and consequently affecting profitability.

We may not be able to implement our business plans effectively to achieve future growth.

Our expansion plan is based upon a forward-looking assessment of market prospects of the civil engineering industry in Hong Kong and there is no assurance that such assessment will always turn out to be correct or that it will be able to grow our business as planned. Expansion plans may be affected by a number of factors beyond our control. Such factors include, but are not limited to, changes in economic conditions in Hong Kong, changes in supply and demand for our civil engineering services and government regulations in relation to the civil engineering industry. Our future growth depends on our ability to improve our administrative, technical and operational infrastructure. As the business expands, we may encounter a range of difficulties in managing our business, such as difficulties (i) generating sufficient liquidity internally or obtaining external financing for capital needs, and (ii) allocating its resources and managing its relationships with a growing number of customers, suppliers and other business partners. There can be no assurance that future growth will materialize or that we will be able to manage future growth effectively, and failure to do so would have a material adverse effect on our business, financial position and results of operations.

Our continued success requires us to hire, train and retain qualified personnel and subcontractors in a competitive industry.

The success of our business depends upon our ability to attract, train and retain qualified, reliable personnel, including, but not limited to, our executive officers and key management personnel, such as Mr. Ngo Chiu Lam and Mr. Chun Man Lo. Additionally, the successful operation of our business depends upon project management personnel, other employees and qualified subcontractors who possess the necessary and required experience and expertise and who will perform their respective services at a reasonable and competitive rate. Competition for these and other experienced personnel is intense. As a result, it may be difficult to attract and retain qualified individuals with the requisite expertise and in the timeframe demanded by our clients.

In addition, the cost of providing our services, including the extent to which we utilize our workforce, affects our profitability. For example, the uncertainty of contract award timing can present difficulties matching our workforce size with our contracts. If an expected contract award is delayed or not received, we could incur costs resulting from excess staff or redundancy of facilities that could have a material adverse impact on our business, financial conditions and results of operations.

Failure to complete our projects on a reliable and timely basis could materially affect our reputation, our financial performance or may subject us to claim.

The contracts with our customers generally contain a liquidated damages clause under which we are liable to pay liquidated damages to our customers if we are unable to deliver or perform the contractual works within the time specified in the contract. Liquidated damages are generally determined on the basis of a fixed sum per day.

Delay in a project may occur from time to time due to various unforeseen factors such as shortage of manpower, delays by subcontractors, industrial accidents, and delay in delivery of materials. If there is any delay on our part in completion of a project, we may be liable to pay liquidated damages under the contract. There is no assurance that there will not be any delay in our existing and future projects resulting in claims in relation to liquidated damages, which in turn will have adverse impact on our reputation, business, financial condition and results of operations.

Our operations are subject to special hazards that may cause personal injury or property damage, subjecting us to liabilities and possible losses which may not be covered by insurance.

Operating hazards inherent in our business, some of which may be outside our control, can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may be inadequate or unavailable to cover all losses or liabilities we may incur in our operations.

Our insurance policies are subject to varying levels of deductibles. Losses up to our deductible amounts are accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, liabilities subject to insurance are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of unreported incidents, and our safety programs’ effectiveness. If we were to experience insurance claims or costs above our estimates, we may be required to use working capital to satisfy these claims rather than using working capital to maintain or expand our operations.

Certain data and information in this report were obtained from third-party sources and were not independently verified by us.

Statistical data include projections based on a number of assumptions. The construction industry may not grow at the rate projected by market data, or at all. Any failure of the Hong Kong construction industry to grow at the projected rate may have a material adverse effect on our business and the market price of our Class A Ordinary Shares. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

We have not independently verified the data and information contained in any third-party publications. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information contained therein is believed to be reliable, but do not guarantee the accuracy and completeness of such information.

We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our growth objectives.

Our ongoing ability to generate cash is important for funding our continuing operations, making acquisitions and servicing our indebtedness. To the extent that existing cash balances and cash flow from operations, together with borrowing capacity are insufficient to make investments or acquisitions or provide needed working capital, we may require additional financing from other sources. Our ability to obtain such additional financing in the future will depend in part upon prevailing capital market conditions and conditions in our business and our operating results. Those factors may affect our efforts to arrange additional financing on terms acceptable to us.

Furthermore, if global economic, political or other market conditions adversely affect the financial institutions that provide credit to us, it is possible that our ability to draw upon credit facilities may be impacted. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges, resulting in loss of market share, each of which could have a material adverse impact on our financial position, results of operations, cash flows and liquidity.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Class A Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing the registration statement of which this report is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of March 31, 2024, we and our independent registered public accounting firm identified a few material weaknesses in our internal control over financial reporting PCAOB of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; and (2) our lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned.

We have implemented measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including i) hired more qualified staff to fill up the key roles in the operations; and ii) appointed independent directors, established an audit committee and strengthening corporate governance. Our management consider our internal controls over financial reporting is effective as of March 31, 2025.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Class A Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. We may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Class A Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our Class A Ordinary Share price may decline and we may be unable to maintain compliance with the NASDAQ Listing Rules.

We are subject to credit risk in relation to the collectability of our trade receivables and contract assets.

A contract asset represents our right to consideration from customers in exchange for the provision of civil engineering works that we have transferred to the customers that is not yet unconditional. Contract assets arise when we have provided the civil engineering works under the relevant contracts but the works have yet to be certified by architects, quantity surveyors or other representatives appointed by the customers and/or our right to payment is still conditional on factors other than passage of time. Any amount previously recognized as a contract asset is reclassified to trade receivables at the point when our right to payment becomes unconditional other than passage of time.

There is no assurance that we will be able to bill all or any part of contract assets for our services completed according to the payment terms of the contracts and there is no assurance that the retention monies will be released by our customers to us on a timely basis and in full accordingly. Further, there can be no assurance that our customers will settle our invoices on time and in full. In the event that we are unable to collect a substantial portion of our trade receivables within the payment terms or at all, our cash flows and financial positions will be adversely affected. Any difficulty in collecting a substantial portion of our trade receivables and contract assets could materially and adversely affect our cash flows and financial positions.

We are a holding company whose principal source of operating cash is the income received from our Operating Subsidiary.

We are dependent on the income generated by our Operating Subsidiary in order to make distributions and dividends on the shares. The amount of distributions and dividends, if any, which may be paid to us from our Operating Subsidiary will depend on many factors, including such subsidiary’s results of operations and financial condition, limits on dividends under applicable law, its constitutional documents, documents governing any indebtedness, and other factors which may be outside our control. If our Operating Subsidiary do not generate sufficient cash flow, we may be unable to make distributions and dividends on the shares.

Our significant shareholder has considerable influence over our corporate matters.

Our authorized and issued ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of the Company. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. In no event shall Class B Ordinary Shares be convertible into Class A Ordinary Shares. Provided that such transfer complies with applicable Nasdaq Listing Rules, our shareholders may freely transfer shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the Nasdaq Listing Rules or in any other form approved by our directors, executed where she Shares are Fully Paid, by or on behalf of that shareholder; and where the Shares are partly paid, by or on behalf of that shareholder and the transferee. Where the shares of any class in question are not listed on any stock exchange or subject to the rules of any stock exchange, our directors may in their absolute discretion decline to register any transfer of such shares which are not fully paid up or on which our Company has a lien.

Mr. Ngo Chiu Lam, our Chairman and Chief Executive Officer, through Supreme Development (BVI) Holdings Limited, beneficially owns and controls 18,818,550 Class A Ordinary Shares and 1,995,000 Class B Ordinary Shares that correspond to 86.19% of the aggregate voting power of our issued and outstanding Ordinary Shares. As a result of the dual-class share structure and the concentration of ownership, Mr. Lam will hold considerable influence over corporate matters requiring shareholder approval and will independently control the operations of the Company, including without limitation, electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

Our significant shareholder may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Because our significant shareholder has, considerable influence over our corporate matters, his interests may differ from the interests of our company as a whole. The shareholder could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Currently, we do not have any arrangements to address potential conflicts of interest between the shareholder and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could disrupt our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If we fail to promote and maintain our brand effectively and cost-efficiently, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing customers. Successful promotion of our brand and our ability to attract customers depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our services. Our future marketing efforts will likely require us to incur additional expenses. These efforts may not result in increased revenue in the immediate future or at all and, even if they do, any increase in revenue may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in Hong Kong, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Events such as epidemics, natural disasters, adverse weather conditions, political unrest and terrorist attacks could significantly delay, or even prevent us from completing, our projects.

Our operations are subject to uncertainties and contingencies beyond our control that could result in material disruptions in our operations and adversely affect our business. These include epidemics, natural disasters, fire, adverse weather conditions, political unrest, wars and terrorist attacks. Any such events could cause us to reduce or halt our operation, adversely affect our business operation, increase our costs and/or prevent us from completing our projects, any one of which could materially and adversely affect our business, financial condition and results of operations.

In such an event, our business operations may also be severely disrupted due to a negative impact on investor confidence and risk appetites, the fund-raising activities of issuers and proposed listing applicants, the macroeconomic conditions as well as the financial conditions in Hong Kong. Our business operations, financial condition as well as our fund-raising activities as contemplated by this report may be materially and adversely affected as a result.

Failure to maintain safe construction sites and/or implement our safety management system may lead to the occurrence of personal injuries, property damages, fatal accidents or suspension or non-renewal of our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council.

Due to the nature of works in construction sites, risks of accidents or injuries to workers are inherent. Notwithstanding our occupational health and safety measures that are required to be followed by our employees and employees of our subcontractors, accidents leading to personal injuries, property damages and/or fatal accidents remain an inherent risk at work sites. There is no assurance that there will not be any violation of our safety measures or other related rules and regulations by our employees or employees of our subcontractors. Any such violation may lead to higher probability of occurrences, and/or increased seriousness, of personal injuries, property damages and/or fatal accidents at work sites, which may materially and adversely affect our business operations as well as our financial position to the extent not covered by insurance policies. Also, failure to maintain safe construction sites and/or to implement safety management measures resulting in the occurrence of serious personal injuries or fatal accidents may lead to negative publicity and/or suspension or non-renewal of our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council, which in turn adversely affect our reputation, financial position and results of operation.

In addition, any personal injuries and/or fatal accidents to our employees and employees of our subcontractors may lead to claims or other legal proceedings against us. Any such claims or legal proceedings could adversely and materially affect our financial position to the extent not covered by insurance policies. Also, notwithstanding the merits of any such claims or legal proceedings, we need to divert management resources and incur extra costs to handle these matters. Any such claims or legal proceedings could therefore have a material and adverse impact on our business operations.

Although the risks of accidents or injuries to workers are inherent due to the nature of works in the construction industry, such accident record may adversely affect our industry reputation, which may in turn affect our prospect of receiving tender invitations from potential new customers or being awarded with future tenders from both our existing and potential new customers. Furthermore, we may have to incur additional costs to strengthen our safety management measures, such as recruiting additional safety supervision staff, which may have an adverse impact on our profitability.

There is no assurance that we will be able to renew our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council.

Subcontractors engaged under public sector projects initiated by the Government are generally required to possess registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council. Renewal of registration under the Registered Specialist Trade Contractors Scheme is required every three or five years and is generally subject to certain technical and relevant industry experience requirements. There is no assurance that we will be able to renew such registration every time in the future. In the event of non-renewal of such registration, our reputation, our ability to obtain future businesses, and our business and financial position and prospects could be materially and adversely affected.

We may be a party to legal proceedings from time to time and we cannot assure you that such legal proceedings will not have a material adverse impact on our business. In particular, there may be potential employees’ compensation claims and personal injury claims.

We may be involved in claims and litigations in respect of various matters from our customers, subcontractors, workers and other parties concerned with our works from time to time. Such claims may include in particular employees’ compensation claims and personal injury claims in relation to personal injuries suffered by workers as a result of accidents arising out of and in the course of employment of the injured workers. There is no assurance that we will not be involved in any claims or legal proceedings, nor can we assure you that any such claims or legal proceedings would not have a material adverse impact on our business. Should any claims against us fall outside the scope and/or limit of insurance coverage, our financial position may be adversely affected. Regardless of the merits of any outstanding and potential claims, we need to divert management resources and incur extra costs to handle these claims, which could affect our corporate image and reputation if they were published by the press. If the aforesaid claims were successfully made against us and are not covered by insurance policies, we may need to pay damages and legal costs, which in turn could adversely affect our results of operations and financial position.

Our insurance coverage may not be adequate to cover potential liabilities.

Certain risks disclosed elsewhere in this section such as risks in relation to customer concentration, our ability to obtain new contracts, our ability to retain and attract personnel, availability and performance of subcontractors, project and cost management, our ability to maintain and renew our registrations, credit risk and liquidity risk, are generally not covered by insurance because they are either uninsurable or it is not cost justifiable to insure against such risks. Insurance policies covering losses from acts of war, terrorism, or natural catastrophes are also either unavailable or cost prohibitive.

Further, we may be subject to liabilities against which we are not insured adequately or at all or liabilities against which cannot be insured. Should any significant liabilities arise due to accidents, natural disasters, or other events which are not covered or are inadequately covered by our insurance, our business may be adversely affected, potentially lead to a loss of assets, lawsuits, employee compensation obligations, or other forms of economic loss.

We cannot guarantee that our current levels of insurance are sufficient to cover all potential risks and losses. In addition, we cannot guarantee that we can renew our policies or can renew our policies on similar or other acceptable terms. If we suffer from severe unexpected losses or losses that far exceed the policy limits, it could have a material and adverse effect on our business, financial position, results of operations and prospect.

Possible difficulty in recruiting sufficient labor or significant increase in labor costs may hinder our future business strategies.

The civil engineering industry in Hong Kong has been facing the problem of labor shortage and ageing workforce. The supply and cost of labor in Hong Kong are affected by the availability of labor in the market as well as economic factors in Hong Kong including the inflation rate and standard of living. There is no guarantee that the supply of labor and labor costs will be stable. In addition, the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) requires that an employee is entitled to be paid wages in respect of any wage period of not less than the minimum wage, which shall be derived by reference to the prescribed minimum hourly wage rate (currently set at HK$42.1 per hour (effective from May 1, 2025)). There is no assurance that the statutory minimum wage will not increase in the future. In the event that we or our subcontractors fail to retain existing labor and/or recruit sufficient labor in a timely manner to cope with the demand of our existing or future jobs and/or there is a significant increase in the costs of labor, we may not be able to complete our jobs on schedule and/or within budget and our operations and profitability may be adversely affected.

Civil engineering works is often labor-intensive and we cannot be certain that there will be sufficient workers for projects when needed. Any unpredicted rise in labor cost might be borne by us and may reduce our profit margin. Moreover, potential customers may be hesitant to engage us if the quotation price has to increase to fully consider any expected future increase in labor cost.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of the Class A Ordinary Shares.

Our revenues and expenses will be denominated predominantly in Hong Kong dollars. The value of the Hong Kong dollar against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar.

Our business is conducted in Hong Kong, our books and records are maintained in H.K. dollar, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between H.K. dollar and United States dollar affect the value of our assets and the results of our operations, when presented in United States dollars. Any significant fluctuations in the exchange rates between Hong Kong dollars to U.S. dollars may have a material adverse effect on our revenue and financial condition. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

Our business is susceptible to government policies and macroeconomic conditions.

The market growth of construction industry in Hong Kong highly correlates to government policies and macroeconomic environment. Particularly, during economic downturns, due to limited financial budgets, property developers and tenants are more conservative to invest capital resources to renovate their living spaces and the Government of Hong Kong may slow down the development of land and infrastructure development. On the other hand, government policies, such as urban renewal and development program and land sales, may affect the availability of land for property developers to construct and subsequently the demand for civil engineering projects in Hong Kong may deteriorate. As a result, the issue of overreliance on government policies and cyclical nature of construction works may adversely impact the development of civil engineering works market in Hong Kong.

We are exposed to risks of general economic downturn and deteriorating market conditions, such as Sino-U.S. trade conflicts.

As our business and operations are based in Hong Kong, our business growth is primarily dependent upon the economy and market condition in Hong Kong and the PRC. The market conditions are directly affected by, among other things, the global and local political and economic environments, such as uncertainties about the Sino-U.S. trade conflicts. Any sudden downturn in the general economic environment or change to political environment in Hong Kong and the PRC beyond our control may adversely affect the financial market sentiment in general. Severe fluctuations in market and economic sentiments may also lead to a prolonged period of sluggish performance of the real estate and construction industries. As such, our revenue and profitability may fluctuate and we cannot assure you that we will be able to maintain our historical financial performance in times of difficult or unstable economic conditions.

Cybersecurity incidents could disrupt our business operations, which could result in the loss of critical and confidential information, and harm our business.

Global cybersecurity threats and incidents directed at us or any of our third-party service providers we engage can range from uncoordinated individual attempts to gain unauthorized access to information technology systems to sophisticated and targeted measures known as advanced persistent threats. In the ordinary course of our business, we and our third-party service providers collect and store sensitive data, including our proprietary business information and intellectual property, and that of our customers, including personally identifiable information. Additionally, we rely increasingly on third-party providers to store and process data, and to communicate and work collaboratively. The secure processing, maintenance, and transmission of information are critical to our operations and we rely on the security procedures of these third-party providers. Although we employ comprehensive measures designed to prevent, detect, address, and mitigate these threats (including access controls, data encryption, vulnerability assessments, and maintenance of backup and protective systems), cybersecurity incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption, or unavailability of critical data and confidential or proprietary information (our own or that of third parties, including personally identifiable information of our customers) and the disruption of business operations. Any such compromises to our security, or that of our third-party providers, could cause customers to lose trust and confidence in us, and stop using our website and mobile application in their entirety. In addition, we may incur significant costs for remediation that may include liability for stolen assets or information, repair of system damage, and compensation to customers and business partners. We may also be subject to legal claims, government investigation, and additional state and federal statutory requirements.

Certain economic and business factors and their impacts on the construction industry and other general macroeconomic factors, including unemployment, material prices and interest rates that are largely beyond our control may adversely affect business and our results of operations.

Our business results depend on a number of industry-specific and general economic factors, many of which are beyond our control, and may adversely affect consumer behavior and our results of operations. The construction industry may affected by economic downturns, supply chain disruptions, logistics challenge, political instability, trade disputes, and changes in government regulation. These events can lead to disruptions in the construction industry, fluctuations in demand for our services, and increased operational costs.

General economic conditions, including slow global recovery from economic downturns, geopolitical conditions and uncertainty about the strength or pace of economic recovery may adversely affect our results of operations. Economic recession, a protracted economic slowdown, a worsening economy, increased unemployment, increased inflation, increased energy prices, rising interest rates, a downgrade of the U.S. government’s long-term credit rating, imposition of retaliatory tariffs on important U.S. imports and exports or other industry-wide cost pressures have affected and can continue to affect consumer behavior in the industry and consequently could reduce the demand for our services.

Risks Related to Doing Business in Hong Kong

Hong Kong’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you.

For the fiscal year ended March 31, 2025, 2024 and 2023, our revenue mainly derived from civil engineering services in Hong Kong. The Hong Kong legal system embodies uncertainties which could limit the legal protections available to you and us.

As one of the conditions for the handover of the sovereignty of Hong Kong to the PRC, the PRC had to accept some conditions such as Hong Kong’s Basic Law before its return. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for 50 years from 1997. This agreement gave Hong Kong the freedom to function in a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

Some international observers and human rights organizations have expressed doubts about the future of the relative political freedoms enjoyed in Hong Kong and the PRC’s pledge to allow a high degree of autonomy in Hong Kong. On July 14, 2020, the U.S. signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. If the PRC were to, in fact, renege on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the U.S. or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Operating Subsidiary in Hong Kong.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities which are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA — authorized sanctions on eleven individuals, including former HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Operating Subsidiary in Hong Kong are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

Nasdaq may apply additional and more stringent criteria for our continued listing.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where a company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that an offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. In respect of any of the aforementioned concerns, we may be subject to additional and more stringent criteria of Nasdaq for our continued listing, which might cause delay or even denial of our listing application for Purchaser Common Stock.

If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering securities.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S.. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks, and their implications to U.S. investors, associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On December 2, 2021, the SEC adopted final amendments to its rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA, which took effect on January 10, 2022. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year, as defined in the rules, under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years, shortening the timeline for the application of the HPCAA’s delisting and trading prohibition from three years to two, and thus, would reduce the time before securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a determination report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC; and (2) Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022. Our current auditor, SRCO, C.P.A., Professional Corporation, is not headquartered in mainland China or Hong Kong and was not identified by the PCAOB in its report on December 16, 2021 as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022.

On August 26, 2022, the PCAOB signed a Statement of Protocol, or SOP, Agreement with the CSRC and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigation, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in the second half of 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB in the future again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA.

If the PCAOB in the future again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the lack of access to the PCAOB inspection in China would prevent the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors could be deprived of the benefits of such PCAOB inspections, if the PCAOB again determines it is unable to inspect and investigate completely auditors in mainland China and Hong Kong. The inability of the PCAOB to conduct inspections of auditors in China would make it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Although our auditor was not identified by the PCAOB in its report as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022, should the PCAOB be unable to fully conduct inspection of our auditor’s work papers in China, this could adversely affect us and our securities for the reasons noted above.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in East Amherst, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2023. However, the recent developments would add uncertainties to our offering securities and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

Risks Related to Ownership of Our Class A Ordinary Shares

The sale of a substantial amount of Class A Ordinary Shares in the public market could adversely affect the prevailing market price of our Class A Ordinary Shares.

Sales of substantial amounts of our securities in the public market, or the perception that such sales might occur, could adversely affect the market price of our Class A Ordinary Shares, and the market value of our other securities. Furthermore, in the future, we may issue additional Class A Ordinary Shares or other equity or debt securities convertible into Class A Ordinary Shares. Any such issuance could result in substantial dilution to our existing shareholders and could cause our share price to decline.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. In addition, we will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

The information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers.

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards. We do not currently plan to rely on home country practice with respect to any corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers.

The dual-class share structure may adversely affect the trading market for the Class A Ordinary Shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class share structure may prevent the inclusion of the Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the Class A Ordinary Shares.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). We elected to avail ourselves of the extended transition period for implementing new or revised financial accounting standards. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner (1) if our revenue exceed US$1.235 billion, (2) if we issue more than US$1 billion in non-convertible debt in a three-year period, or (3) if the market value of our shares held by non-affiliates exceeds US$700 million as of any March 31 before that time, in which case we would no longer be an emerging growth company as of the following March 31. We cannot predict if investors will find our Class A Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this report is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests and our financial statements may not be comparable to companies that comply with public company effective dates. We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company.

We are a “controlled company” defined under the Nasdaq Stock Market Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Our Chairman and Chief Executive Officer, Mr. Ngo Chiu Lam, through Supreme Development (BVI) Holdings Limited, owns approximately 66.66% of our outstanding Class A Ordinary Shares and 1,995,000 Class B Ordinary Shares, representing 86.19% of the aggregate total voting power of our total issued and outstanding share capital. We are and will continue to be a controlled company pursuant to “controlled company” defined under the Nasdaq Stock Market Rules. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Our status as a controlled company could cause our Class A Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Future sales, or the perception of future sales, by us or our shareholder in the public market could cause the market price for our Class A Ordinary Shares to decline.

The sale of substantial amounts of Class A Ordinary Shares in the public market, or the perception that such sales could occur could harm the prevailing market price of our Class A Ordinary Shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We have a total of 28,230,000 Class A Ordinary Shares outstanding. Of the outstanding Class A Ordinary Shares, the 1,725,000 Class A Ordinary Shares sold by the Company in its initial public offering are, and the 7,686,450 Class A Ordinary Shares registered with the SEC for resale are, freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or Securities Act, except that any Class A Ordinary Shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only under Rule 144 or any other exemption from registration under the Securities Act, if available. The remaining 18,818,550 Class A Ordinary Shares, which are currently held by our shareholders, may be sold in the public market in the future subject to certain lock-up agreements and the restrictions contained in Rule 144 under the Securities Act. If our shareholder sells a substantial amount of Class A Ordinary Shares, the prevailing market price for our Class A Ordinary Shares could be adversely affected. As restrictions on resale end, the market price of our Class A Ordinary Shares could drop significantly if the holders of our restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our Class A Ordinary Shares or other securities.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a newly listed public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the price you paid.

The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent IPOs, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the Class A Ordinary Shares they hold or may not be able to sell their Class A Ordinary Shares at all.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may need to raise additional funds to finance further expansion of our capacity and business for our existing operations, acquisitions or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing shareholders, the percentage ownership of such shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

●	further limit our ability to pay dividends or require us to seek consents for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Class A Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws against us, our management or the experts named in this report.

Although we are a Cayman Islands incorporated company, we conduct substantially all of our operations in Hong Kong and substantially all of our assets are located in Hong Kong. In addition, a majority of our directors and executive officers reside within Hong Kong, and most of the assets of these persons are located within Hong Kong. As a result, it may be difficult for you to effect service of process within the U.S. upon us or these individuals, or to bring an action against us or against these individuals in the U.S. in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Hong Kong is a Special Administrative Region of the PRC. A foreign judgment can be registered and enforced in Hong Kong either under the Foreign Judgments (Reciprocal Enforcement) Ordinance (Cap. 319) (the “Ordinance”) or at common law. Registration of a foreign judgment under the Ordinance can be made by an ex parte application with the local court but this avenue is limited to judgments entered in designated jurisdictions, which currently include: Australia, Austria, Belgium, Bermuda, Brunei, France, Germany, India, Israel, Italy, Malaysia, The Netherlands, New Zealand, and Singapore and Sri Lanka. An action to enforce a foreign judgment at common law is a comparatively cumbersome process. It is in essence an independent suit in Hong Kong and the judgment creditor must follow normally applicable service procedures. Judgments entered in the U.S. and the United Kingdom can be enforced in Hong Kong only at common law. To be eligible for common-law recognition, the judgment must (1) be for a definite sum of money; (2) be final and conclusive; and (3) have been entered by a court with competent jurisdiction over the defendant. With respect to finality, a Hong Kong court will generally refrain from enforcing a judgment during the pendency of an appeal. This raises the possibility of undue delay and asset dissipation. With respect to the requirement of competent jurisdiction of the foreign judgment seeking to be enforced in Hong Kong, it is governed by private international law as interpreted in Hong Kong, not the law of the foreign forum. Jurisdiction can generally be asserted on the basis of the defendant’s physical presence in the foreign forum, appearance in the underlying legal proceeding or prior contractual consent to jurisdiction. Under the common law and the Ordinance, only limited defenses on the grounds such as fraud, due process and Hong Kong public policy can be raised against a duly registered foreign judgment. There is no mechanism for reconsideration of the merits of the underlying foreign litigation.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands and conduct substantially all of our operations in Hong Kong through our wholly-owned Hong Kong Operating Subsidiary. Most of our directors and substantially all of our executive officers reside outside the U.S. and a substantial portion of their assets are located outside of the U.S.. As a result, it may be difficult for our shareholders to effect service on these persons or bring an action against us or against these individuals in the Cayman Islands or in Hong Kong in the event that they believe that their rights have been infringed under the securities laws of the U.S. or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and Hong Kong may render them unable to enforce a judgment against our assets or the assets of our directors and officers.

Our corporate affairs are governed by our Amended Memorandum and Articles, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by our minority shareholders and the fiduciary duties of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgage and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Amended Memorandum and Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in the Cayman Islands and Hong Kong.

As at the date of this report, our chairman and chief executive officer, Mr. Ngo Chiu Lam, chief financial officer, Mr. Chun Man Lo, and all members of the board of directors of Skyline Builders Group Holding Limited, including Mr. Chun Kit Yu, Ms. Hiu Wah Li and Mr. Ho Wa Cha, are based in Hong Kong. We have been advised by our Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce against us judgments of courts of the U.S. based on certain civil liability provisions of U.S. securities laws; and

●	entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S..

There is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S., however, the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

●	is given by a foreign court of competent jurisdiction;

●	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

●	is final;

●	is not in respect of taxes, a fine or a penalty;

●	was not obtained by fraud; and

●	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

David Fong & Co., our counsel to Hong Kong law, have advised us that there is uncertainty as to whether the courts of the Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our Hong Kong counsel also advised us that in Hong Kong, foreign judgments can be enforced under statute under the Foreign Judgments (Reciprocal Enforcement) Ordinance or under common law. The Foreign Judgments (Reciprocal Enforcement) Ordinance is a registration scheme for the recognition and enforcement of foreign judgments based on reciprocity but the United States is not a designated country under the Foreign Judgments (Reciprocal Enforcement) Ordinance. As a result, a judgment rendered by a court in the United States, including as a result of administrative actions brought by regulatory authorities, such as the SEC, and other actions, will not be enforced by the Hong Kong courts under the statutory regime. In addition, the Supreme People’s Court of the PRC and the Government of Hong Kong have entered into the “Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region pursuant to Choice of Court Agreements between Parties Concerned,” or the Arrangement. The Mainland Judgements (Reciprocal Enforcement) Ordinance gave effect to the Arrangement and is a registration scheme for recognition and enforcement of PRC judgements based on reciprocity. Other than the Arrangement, Hong Kong has not entered into any multilateral convention or bilateral treaty regarding the recognition and enforcement of foreign judgments. Accordingly, any judgments rendered by a court in the United States will need to be enforced under common law. In order to enforce a foreign judgment under common law in Hong Kong, the judgment must meet certain criteria before it can be enforced, such as the judgment being final and conclusive.

We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner.

Mail addressed to the Company and received at its registered office will be forwarded unopened to the forwarding address supplied by Company to be dealt with. None of the Company, its directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address. If such mail is delayed, it may impair your ability to communicate with us.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

We do not expect to pay dividends in the foreseeable future. You must rely on price appreciation of the Class A Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Class A Ordinary Shares as a source for any future dividend income.

Our board of directors (“BOD”) has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the Class A Ordinary Shares will likely depend entirely upon any future price appreciation of the Class A Ordinary Shares. There is no guarantee that the Class A Ordinary Shares will appreciate in value in the future or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in the Class A Ordinary Shares and you may even lose your entire investment in the Class A Ordinary Shares.

New climate-related disclosure obligations in proposed SEC rule amendments could have uncertain impacts on our business, impose additional reporting obligations on us, and increase our costs.

Following from 2022, the SEC proposed rule amendments that would implement a framework for the reporting of climate-related risks and create a wide range of new climate-related disclosure obligations for all registrants, including us. The proposed rules would require us to include certain climate-related information in registration statements and annual reports, including (i) climate-related risks and their actual or likely material impacts on our business, strategy, and outlook; (ii) our governance of climate-related risks and relevant risk management processes; (iii) information on our greenhouse gas emissions; (iv) certain climate-related financial statement metrics and related disclosures in a note to our audited financial statements; and (v) information about our climate-related targets, goals, and transition plans.

The proposed rules remain open to public comment and may be subject to challenges and litigation. Thus, the ultimate scope and impact of the proposed rules on our business remain uncertain. To the extent new rules, if finalized, impose additional reporting obligations on us, we could face substantial increased costs. Separately, the SEC also announced it is scrutinizing climate-change related disclosures in public filings, increasing the potential for enforcement if the SEC were to allege that our existing climate disclosures are misleading or deficient.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of the Cayman Islands. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this annual report are based upon information available to us as of the date of this annual report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services and products;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results;

●	dependence on our senior management and key employees; and

●	other factors set forth under “Risk Factors.”

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Item 4. Information on the Company

4.A. History and Development of the Company

Corporate History

We are a holding company with no material operations of our own. We conduct our operations through our wholly-owned Operating Subsidiary.

Because we are incorporated under the laws of Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands on June 25, 2024, as a holding company. We operate our business primarily through our indirectly wholly-owned Operating Subsidiary, Kin Chiu Engineering Limited.

Kin Chiu Engineering Limited was incorporated in Hong Kong on April 24, 2012. Mr. Ngo Chiu Lam has been a shareholder and director of Kin Chiu Engineering Limited since its incorporation.

Skyline Builders (BVI) Holding Limited was incorporated on June 27, 2024 under the laws of the British Virgin Islands, as an intermediate holding company.

On July 24, 2024, Skyline Builders (BVI) Holding Limited acquired 7,450,000 shares, being the entire issued share capital, of Kin Chiu Engineering Limited from Mr. Ngo Chiu Lam at the consideration of HK$1. Subsequent to the transfer, Kin Chiu Engineering Limited became an indirect wholly-owned subsidiary of the Company.

On July 24, 2024, Supreme Development (BVI) Holdings Limited proposed to surrender 4,973,495,000 ordinary shares to the Company for cancellation, and the Company approved the surrender and cancellation of such shares on the same day. Subsequent to the surrender, the Company is wholly owned as to 26,505,000 ordinary shares by Supreme Development (BVI) Holdings Limited.

On July 24, 2024, the Company passed board resolutions and shareholder resolutions to re-designate (a) 4,923,495,000 authorized but unissued ordinary shares of par value of US$0.00001 each into 4,923,495,000 Class A Ordinary Shares of par value of US$0.00001 each; and (b) 50,000,000 authorized but unissued ordinary shares of par value of US$0.00001 each into 50,000,000 Class B Ordinary Shares of par value of US$0.00001 each, and re-designate a total of 26,505,000 issued ordinary shares of par value of US$0.00001 owned by Supreme Development (BVI) Holdings Limited) each into 26,505,000 Class A ordinary shares of par value of US$0.00001 each. Subsequent to the re-designation, the Company is owned as to 26,505,000 Class A Ordinary Shares by Supreme Development (BVI) Holdings Limited. Simultaneously, the Company issued 1,995,000 Class B ordinary shares of par value of US$0.00001 each to Supreme Development (BVI) Holdings Limited.

On July 30, 2024, Supreme Development (BVI) Holdings Limited entered into Sale and Purchase Agreements with Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited, respectively. Pursuant to the Sales and Purchase Agreements, Supreme Development (BVI) Holdings Limited is to sell, and Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited are to acquire, 4.90%, 4.90%, 4.90%, 4.80%, 4.80% and 4.70% of the issued Class A equity interests in Skyline Builders Group Holding Limited, at the consideration of US$292,456, US$292,456, US$292,456, US$286,488, US$286,488 and US$280,519, respectively. On the same date, Supreme Development (BVI) Holdings Limited executed the instrument of transfers whereby Supreme Development (BVI) Holdings Limited have transferred 1,298,745, 1,298,745, 1,298,745, 1,272,240, 1,272,240 and 1,245,735 Class A Ordinary Shares, out of its 26,505,000 Class A Ordinary Shares, to Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited, respectively. Subsequent to the transfers, Skyline Builders Group Holding Limited is owned as to (i) 18,818,550 Class A Ordinary Shares and 1,995,000 Class B Ordinary Shares by Supreme Development (BVI) Holdings Limited; and (ii) 1,298,745, 1,298,745, 1,298,745, 1,272,240, 1,272,240 and 1,245,735 Class A Ordinary Shares by Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited, respectively.

On October 9, 2024, the Company adopted a second amended and restated memorandum and articles of association.

On January 23, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Dominari Securities LLC, as representative of the underwriters named therein (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter in a firm commitment underwriting public offering (the “Offering”) an aggregate of 1,500,000 Class A Ordinary Shares, par value US$0.00001 per share, at a public offering price of US$4.00 per share. The Company has also granted the Underwriters a 45-day option to purchase up to an additional 225,000 Class A Ordinary Shares to cover over-allotment, if any. The Class A Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-282720), filed with the Securities and Exchange Commission the (“Commission”), which was declared effective by the SEC on December 31, 2024.

On January 24, 2025, the Company closed its initial public offering of 1,500,000 of the Company’s Class A Ordinary Shares. Under the terms of the Underwriting Agreement, the Company sold a total of 1,500,000 Class A Ordinary Shares at an offering price of US$4.00 per Ordinary Share for gross proceeds of US$6.0 million. A final prospectus relating to the Offering was filed with the SEC on January 24, 2025.

On February 6, 2025, Dominari Securities LLC, as the representative of the underwriters in the initial public offering of the Company, fully exercised its over-allotment option to purchase an additional 225,000 Class A Ordinary Shares of the Company at a price of US$4.00 per share, before deducting underwriting discounts. The closing for the sale of the over-allotment shares took place on February 10, 2025. The gross proceeds of the Company’s initial public offering, including the proceeds from the sale of the over-allotment shares, totaled approximately US$6.9 million, before deducting underwriting discounts and other related expenses.

The chart below illustrates our corporate structure and identifies our subsidiaries:

4.B. Business Overview

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands on June 25, 2024, as a holding company. We operate our business primarily through our indirectly wholly-owned Operating Subsidiary, Kin Chiu Engineering Limited. We operate in a single segment that represents the Company’s core business as an Approved Public Works Contractor undertaking roads and drainage to its customers in Hong Kong. Our construction activities mainly include public civil engineering works, such as road and drainage works, in Hong Kong. We mostly undertake civil engineering works in the role of subcontractor, while we are also fully qualified to undertake such works in the capacity of main contractor.

Kin Chiu Engineering Limited was founded in 2012. In our operating history of over 12 years, we have focused on providing civil engineering services in the role of subcontractor and built up our expertise and track record in civil engineering works. We take pride in our project portfolio in civil engineering works. In 2022, we were awarded with a public project with an initial contract sum of over HK$290 million (US$37.1 million). In July 2024, we were awarded with a public project with an initial contract sum of over HK$180 million (US$23.0 million) and a public project with an initial contract sum of over HK$80 million (US$10.2 million).

We, through our Operating Subsidiary, are mainly engaged in public sector projects in Hong Kong. To a lesser extent, we also participate in private sector projects. Our public sector projects mainly involve infrastructure developments while private sector projects mainly involved residential and commercial developments.

In March 2020, we have successfully registered in the Approved Contractors List maintained by the Development Bureau of Hong Kong in the category of Roads and Drainage (Group B (Probation)), enabling us to directly tender for public works contracts in the capacity of main contractor. In addition, Kin Chiu Engineering Limited is a Registered Subcontractor in foundation and piling (sheet piles), general civil works (roadworks, road drainage and sewer and waterworks), other finishing trades and components (signage and graphics) and hoarding of the Registered Specialist Trade Contractors Scheme of the Construction Industry Council of Hong Kong.

We, through our Operating Subsidiary, have achieved sustained growth in our business. For the fiscal year ended March 31, 2025, 2024 and 2023, our total revenue derived from civil engineering services was approximately US$46.0 million, US$48.8 million and US$44.6 million, respectively. The number of customers with revenue contribution to us was 12 for the fiscal year ended March 31, 2025, 12 for the fiscal year ended March 31, 2024 and 12 for the fisal year ended March 31, 2023.

Our Mission

Our mission is to become a leading civil engineering services provider in Hong Kong. We strive to provide quality services that comply with our customers’ quality standards, requirements and specifications.

Our Competitive Strengths

We believe that the following strengths have contributed to our success and differentiate us from our peers:

Established track record

In our operating history of over 12 years, we have focused on providing civil engineering services in the role of subcontractor and built up our expertise and track record in civil engineering works.

In March 2020, we have successfully registered in the Approved Contractors List maintained by the Development Bureau of Hong Kong in the category of Roads and Drainage (Group B (Probation)), enabling us to directly tender for public works contracts in the capacity of main contractor. Our status as an Approved Contractor has broadened the source of our projects. Since then, we have been successfully awarded with multiple civil engineering projects in the capacity of main contractor, including a public project with an initial contract sum of more than HK$200 million (US$25.6 million) in 2020 and a public project with an initial contract sum of approximately HK$100 million (US$12.8 million) in 2022

We believe our proven track record for providing quality work, our expertise in civil engineering works, our Approved Contractor status and our ability to deliver work on time are the crucial factors that enable us to gain trust from our existing customers and give us a competitive edge when tendering for projects.

Stable relationship with customers

We have established stable business relationship with our major customers. Our customers may either be the project owner, main contractor or subcontractor of the relevant projects. We had over three years business relationship with most of our major customers. We believe that our relationship with our major customers reinforce their confidence which would be taken into account by them in their future referrals of business opportunities or consideration of our tenders.

In March 2020, we have diversified our business and successfully registered in the Approved Contractors List maintained by the Development Bureau of Hong Kong in the category of Roads and Drainage (Group B (Probation)), enabling us to directly tender for public works contracts in the role of main contractor. As such, we are able to tender for public works contracts either as main contractor or subcontractor. We believe that this dual capacity in effect diversifies our income generating capacity and enlarges our customer base.

Experienced and dedicated management team

Our management team has extensive knowledge of and project experience in civil engineering industry in Hong Kong. Mr. Ngo Chiu Lam, our Chairman and Chief Executive Officer, has over 25 years of experience in civil engineering industry. Mr. Lam is primarily responsible for the general corporate strategy, overall management of our operations and business expansion. Mr. Chun Man Lo, our Chief Financial Officer, has over 20 years of experience in the accounting, financing and auditing industry. Mr. Lo is primarily responsible for the financial management of the Company. We are supported by our strong team of employees, who possess the practical skills and experience required to handle our projects.

Stringent quality control

We have established a safety management and quality management system. Through systematic and effective control on our staff and labor together with supervision procedures, we uphold our standard of quality and reduce issues related to quality or non-conformity with specification and standards. We were accredited with ISO9001:2015 for construction of civil engineering works (roads and drainage). We believe that our stringent quality assurance system and strong commitment to environmental management will allow us to be better positioned to deliver quality work on time and within the budget required, thereby strengthening our position in the civil engineering industry in Hong Kong.

Our Growth Strategies

Our principal growth strategies include further strengthening our market position and increasing our market share in the Hong Kong civil engineering industry. We intend on achieving this growth by actively seeking new opportunities from our existing customer base as well as new potential customers. To achieve these goals, we plan on implementing the following strategies:

Enhance competitiveness and expanding our market share

We plan to further strengthen our market position in the civil engineering industry. We believe that we should focus on deploying our resources towards competing for addition and more sizeable civil engineering projects in Hong Kong. For the time being, our capacity is constrained by our available resources, including availability of our manpower and working capital. We plan to enhance our competitiveness by strengthening our manpower and working capital in order to capture the potential opportunities in the growing civil engineering market.

In March 2020, we have successfully registered in the Approved Contractors List maintained by the Development Bureau of Hong Kong in the category of Roads and Drainage (Group B (Probation)), enabling us to directly tender for public works contracts in the role of main contractor. By having the probationary status, we are only eligible to tender for public projects of aggregated value up to HK$400 million. We intend to apply for confirmed status, which would enable us to tender for any number of contracts provided the contract value of each contract does not exceed HK$400 million. Leveraging on our established track record of undertaking large scale civil engineering projects, we believe we can further strengthen our market position by undertaking more civil engineering projects in the role of main contractor.

Acquire machinery to enhance our capacity

We rely on the use of different types of machinery for our projects. As at March 31, 2025, we possessed 14 excavators, 3 generators, 1 truck and 1 crane. We believe that it is crucial for us to enhance our set of machinery in order to best equip our employees and our subcontractors to carry out their work. We believe that a larger fleet of machinery will allow us to (i) improve our overall work efficiency and technical capability; (ii) lower machinery rental expenses; and (iii) enhance our flexibility to deploy our resources more efficiently.

Enhancing our brand

We secured our new business through tender invitations from our customers. We believe we can broaden our customer base, attract more invitations from potential customers and improve our reputation by increasing our marketing efforts to promote our brand and market presence in the civil engineering industry in Hong Kong.

We plan to (i) further enhance our web pages for advertising our services; (ii) placing advertisements in newspaper and industry publications; (iii) sponsoring business events organized by construction contractors and participating events organized by industry players; (iv) updating our promotional booklets yearly and sending promotional materials for advertising our services; and (v) approaching potential customers more actively to secure new business opportunities.

Our Services

We, through our Operating Subsidiary, are mainly engaged in public sector projects in Hong Kong. To a lesser extent, we also participate in private sector projects. For the fiscal years ended March 31, 2025, 2024 and 2023, our total revenue derived from civil engineering services was approximately US$46.0 million, US$48.8 million and US$44.6 million.

We mainly engaged in public civil engineering works, such as road and drainage works. Road and drainage works mainly include construction of footway, drain, ducts and pipelines. In the performance of road and drainage works, we may be required to (i) clear the construction site and make demolition of existing structures; (ii) install concrete and reinforcing steel bars; (iii) conduct excavation, deposition, disposal and compaction of fill material; and (iv) plant trees, plants, irrigation system and general establishment works.

The following tables set forth the breakdown of our revenue by project sectors for each of the fiscal years ended March 31, 2025, 2024 and 2023.

	For the fiscal years ended March 31
	2025		2024		2023
	Revenue US$	% of Total Revenue	Revenue US$	% of Total Revenue	Revenue US$	% of Total Revenue
Public	46,009,519	100.0	48,298,181	98.9	43,341,572	97.3
Private	-	-	523,438	1.1	1,213,509	2.7
Total	46,009,519	100.0	48,821,619	100.0	44,555,081	100.0

Operation Workflow

We identify potential projects mainly through invitation for tender from customers. Our quantity inspectors and management are primarily responsible for submitting the tender. We may conduct site visits to better assess the complexity of the work involved. Our tender submission generally includes a schedule of rates. We estimate the costs to be incurred based on our past experience, the recent price trends for the subcontracting services, the types of materials required for the project, duration, site constraints and locations, our capacity and complexity of the project. In general, it takes approximately one week to two months to identify potential projects and to submit the tender.

After we have submitted our tender, our customers or their consultants may require us to attend interviews to have a better understanding of our personnel, management, expertise and experience in civil engineering. We may be required to answer queries in relation to our tender submission and make amendments to the pricing or scope of service. Our customers generally confirm our engagement by issuing a letter of award or entering into a formal contract with us.

We usually form a project management team, consisting of project manager, site agent, quantity surveyor, site foreman and safety supervisor. Our project management team is generally responsible for (i) supervising the project’s progress, the budget and quality of services rendered; and (ii) ensuring the work performed complies with our customers’ requirements, completed on schedule, within the budget determined and in compliance with all applicable statutory requirements. In general, we determine the manpower required based on the timeline, scale and complexity of the projects as well as the existing workload of our staff.

Depending on the contract terms and specification, we may procure construction materials from suppliers directly and enter into contracts with them. We generally engage our suppliers on a project-by-project basis and the materials are generally delivered directly to the project sites. We may engage subcontractors to perform a part of the site work under our supervision and our project management team will hold regular meetings with our subcontractors to ensure quality works are provided.

In general, we submit monthly progress reports to our customers and our customers make progress payments to us on a monthly basis. We report to our customers with reference to works done in the previous month and our customers or their consultants will certify the payment application with our value of works done.

Once the work is complete, our customers or their consultants inspect the work to ensure that it meets their requirement and standard. Generally it takes approximately six months to four years for us to complete the project, depending on the scale and complexity of the project and the customers’ timeline.

Our contracts generally include a defects liability period of 12 months following completion of works. During the period, we are typically required to rectify any defect at our own cost if the defect is due to our failure to comply with the contractual obligation.

Pricing strategy

We believe that accurately estimating the cost of project is essential to our overall profitability. Our tender price is generally determined by adding certain mark-ups over our estimated costs. Pricing of our services is determined on a case-by-case basis and is dependent on various factors, which generally include (i) the scope of services; (ii) the price trend for the types of subcontracting services as well as the materials required; (iii) the complexity and the location of the project; (iv) the estimated quantity and type of equipment required; (v) the completion time requested by our customers; and (vi) the availability of human and financial resources.

In consideration the percentage of mark-up for each project, we generally consider (i) the size, complexity and duration of the project; (ii) our business relationship with the customer; (iii) the customer’s payment history and financial background; (iv) the prospect of obtaining future projects from the customer; (v) the possibility of establishing our reputation in the industry; and (vi) the prevailing market conditions.

Environment

The nature of our business does not impose any serious threats with respect to social responsibility and/or environmental protection matters. We ensure our operations comply with environmental requirements pursuant to the laws in Hong Kong, including primarily those in relation to air pollution control, waste disposal and compliance with the Air Pollution Control (Non-road Mobile Machinery) (Emission) Regulation (Chapter 311Z of the Laws of Hong Kong).

Customers

Our customers may either be the project owner, main contractor or subcontractor of the relevant projects. The number of customers with revenue contribution to us was 12 for the fiscal year ended March 31, 2025, 12 for the fiscal year ended March 31, 2024 and 12 for the fiscal year ended March 31, 2023. The total revenue attributable to our five largest customers in aggregate accounted for approximately 82.7%, 84.9% and 84.2% of the total revenue for the fiscal year ended March 31, 2025, 2024 and 2023.

In the fiscal year ended March 31, 2025, 5 of our customers accounted for more than 10% of our annual revenue, all being construction contractors in Hong Kong, for 31.1%, 18.6%, 12.0%, 10.8% and 10.2%, respectively. In the fiscal year ended March 31, 2024, 4 of our customers accounted for more than 10% of our annual revenue, all being construction contractors in Hong Kong, for 33.4%, 14.7%, 14.0% and 13.9%, respectively. In the fiscal year ended March 31, 2023, 2 of our customers accounted for more than 10% of our annual revenue, all being construction contractors in Hong Kong, for 39.8% and 20.1%, respectively. We undertake civil engineering projects on a project-by-project basis and do not enter into any long-term contracts with any one customer.

Suppliers

We purchase materials from our suppliers for the provision of our services. The major types of materials sourced from our suppliers include concrete, steel and consumables. We engage our suppliers for the provision of materials on a project-by-project basis and have not entered into any long-term agreement with them. We have also not committed to a minimum purchase amount with any of our suppliers. We have generally not experienced any material difficulties in procuring materials, historically.

We engage subcontractors from time to time to perform a part of the site work under our supervision. We have not entered into any long-term agreement with our subcontractors and have generally not experienced any material difficulties in procuring subcontracting services, historically. We evaluate who to engage with as our subcontractors by taking into account the quality of their service, their qualifications and experience relevant to the project, skills and technique required for the project, the prevailing market price, the delivery time, their availability and fee quotations. We typically obtain quotations from different suitable subcontractors for comparison’s sake and select our subcontractors based on the factors listed above.

Our five largest suppliers accounted for approximately 69.3%, 79.8% and 54.3% of our total purchase from suppliers for the fiscal years ended March 31, 2025, 2024 and 2023.

Machinery

We rely on the use of different types of machinery for our projects. As at March 31, 2025, we possessed 14 excavators, 3 generators, 1 truck and 1 crane. We generally deploy these machinery for the use of our employees and our subcontractors in our projects. Depending on the service capacity and availability of our equipment, we may also lease certain equipment from rental service providers.

Market and Competition

The rollout and commencement of projects such as Kwu Tung North and Fanling North of New Development Area, Kau Yi Chau Artificial Island under the Lantau Tomorrow Vision, Tung Chung New Town Extension in the coming few years, shall sustain demand for civil engineering works. Driven by (i) continuous government funding support to promote productivity, uplifting built quality, improving site safety and enhancing environmental performance; (ii) the Government’s continuous effort in enhancing rail connectivity, which requires extensive civil engineering works; (iii) rapid advancement in technology to optimize productivity and reduce costs such as the building information management and industrialized building system, it is expected that the Hong Kong civil engineering industry will continue to grow.

Seasonality

We do not experience any seasonality in our business.

Insurance

We mainly undertook projects in the role of subcontractors for the fiscal year ended March 31, 2025, 2024 and 2023. For projects that we act as subcontractor, the main contractors are responsible for maintaining employees’ compensation insurance, third party liability insurance and contractor’s all risk insurance for the entirety of the project team, which cover the liability to make payment in the case of death, injury or disability, under the Employees’ Compensation Ordinance and at common law, for injuries sustained at work for full-time and part-time employees. Such insurance policies cover and protect (i) all employees of the main contractors and subcontractors of all tiers, including us; (ii) as well as the work performed on the construction site. For projects that we act as main contractor, we are responsible for maintaining the above insurance.

We also maintain employees’ compensation insurance for our directors and employees at our office and business insurance with China BOCOM Insurance Co., Ltd.. We believe that our current insurance policies are sufficient for our operations.

Licenses

As of the date of this report, Kin Chiu Engineering Limited is (i) an Approved Contractor under the category of Roads and Drainage (Group B (Probation)) of the Approved Contractors List maintained by the Development Bureau of Hong Kong; and (ii) a Registered Subcontractor under foundation and piling (sheet piles), general civil works (roadworks, road drainage and sewer and waterworks), other finishing trades and components (signage and graphics) and hoarding of the Registered Specialist Trade Contractors Scheme of the Construction Industry Council of Hong Kong. We have obtained all licenses required for carrying on our business activities as at the date of this report.

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. As of the date hereof, neither we nor any of our subsidiaries have been involved in any litigation, claim, administrative action or arbitration which had a material adverse effect on the operations or financial condition of the Company.

Intellectual Property

As of the date of this report, we have not registered any patent or trademark. We have registered our domain name and website. You can find our website at http://kinchiu.com/.

Properties

As of the date of this report, we entered into the following lease agreements:

Location	Term of lease	Usage
Office A, 15/F, Tower A, Capital Tower, No. 38 Wai Yip Street, Kowloon Bay, Hong Kong	October 1, 2023 to September 30, 2026	Office
Private Car Parking Space No. P156 & P157 on Lower G/F, Unit 7 & 8 on 15th Floor of Tower One, Ever Gain Plaza, No. 88 Container Port Road, Kwai Chung, New Territories	November 1, 2022 to October 31, 2025	Office and Car Parking Space

Employees

As of March 31, 2025, we employed a total of 127 employees, located in Hong Kong. The following table sets forth a breakdown of our employees by function:

Functional Area	Number of Employees
Management	5
Project supervision	26
Safety supervision	3
Quantity surveyors	14
Finance and administration	5
Site workers	74
Total	127

We consider that we have maintained a good relationship with our employees and have not experienced any significant disputes with our employees or any disruption to our operations due to any labor disputes. In addition, we have not experienced any difficulties in the recruitment and retention of experienced core staff or skilled personnel.

Our remuneration package includes salary and discretionary bonuses. In general, we determine employees’ salaries based on their qualifications, position and seniority. In order to attract and retain valuable employees, we review the performance of our employees annually which will be taken into account in annual salary review and promotion appraisal. We provide a defined contribution to the Mandatory Provident Fund as required under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) for our eligible employees in Hong Kong.

4.C. Organizational structure

The following diagram illustrates the organizational structure of the Group:

4.D. Property, plants and equipment

As of the date of this report, we entered into the following lease agreements:

Location	Term of lease	Usage
Office A, 15/F, Tower A, Capital Tower, No. 38 Wai Yip Street, Kowloon Bay, Hong Kong	October 1, 2023 to September 30, 2026	Office
Private Car Parking Space No. P156 & P157 on Lower G/F, Unit 7 & 8 on 15th Floor of Tower One, Ever Gain Plaza, No. 88 Container Port Road, Kwai Chung, New Territories	November 1, 2022 to October 31, 2025	Office and Car Parking Space

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

5.A. Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. This discussion and analysis and other parts of this annual report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this annual report. You should carefully read the “Risk Factors” section of this annual report to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands on June 25, 2024, as a holding company. We operate our business primarily through our indirectly wholly-owned Operating Subsidiary, Kin Chiu Engineering Limited. We operate in a single segment that represents the Company’s core business as an Approved Public Works Contractor undertaking roads and drainage to its customers in Hong Kong. Our construction activities mainly include public civil engineering works, such as road and drainage works, in Hong Kong. We mostly undertake civil engineering works in the role of subcontractor, while we are also fully qualified to undertake such works in the capacity of main contractor.

Kin Chiu Engineering Limited was founded in 2012. In our operating history of over 12 years, we have focused on providing civil engineering services in the role of subcontractor and built up our expertise and track record in civil engineering works. We take pride in our project portfolio in civil engineering works. In 2024, we were awarded with a public project with an initial contract sum of over HK$180 million (US$23.0 million) and a public project with an initial contract sum of over HK$80 million (US$10.2 million).

We, through our Operating Subsidiary, are mainly engaged in public sector projects in Hong Kong. To a lesser extent, we also participate in private sector projects. Our public sector projects mainly involve infrastructure developments while private sector projects mainly involved residential and commercial developments.

In March 2020, we have successfully registered in the Approved Contractors List maintained by the Development Bureau of Hong Kong in the category of Roads and Drainage (Group B (Probation)), enabling us to directly tender for public works contracts in the capacity of main contractor. In addition, Kin Chiu Engineering Limited is a Registered Subcontractor in foundation and piling (sheet piles), general civil works (roadworks, road drainage and sewer and waterworks), other finishing trades and components (signage and graphics) and hoarding of the Registered Specialist Trade Contractors Scheme of the Construction Industry Council of Hong Kong.

We, through our Operating Subsidiary, have achieved sustained growth in our business. For each of the fiscal years ended March 31, 2025, 2024 and 2023, our total revenue derived from civil engineering services was approximately US$46.0 million, US$48.8 million and US$44.6 million, respectively. The number of customers with revenue contribution to us was 12 for the fiscal year ended March 31, 2023, 12 for the fiscal year ended March 31, 2024, and 12 for the fiscal year ended March 31, 2025.

The rollout and commencement of projects such as Kwun Tung North and Fanling North of New Development Area, Kau Yi Chau Artificial Island under the Lantau Tomorrow Vision, Tung Chung New Town Extension in the coming few years, shall sustain demand for civil engineering works. Driven by (i) continuous government funding support to promote productivity, uplifting built quality, improving site safety and enhancing environmental performance; (ii) the Government’s continuous effort in enhancing rail connectivity, which requires extensive civil engineering works; (iii) rapid advancement in technology to optimize productivity and reduce costs such as the building information management and industrialized building system, it is expected that the Hong Kong civil engineering industry will continue to grow.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Skyline Group and its subsidiaries resulting from Reorganization has always been under the common control of the same controlling shareholder before and after the Reorganization. The consolidation of Skyline Group and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

The consolidated financial statements include the financial statements of Skyline Group and its wholly owned subsidiaries. All intercompany transactions and balances among Skyline Group and its subsidiaries have been eliminated upon consolidation.

Summary of Results of Operations

Comparison of Years Ended March 31, 2025 and 2024

The following table sets forth key components of our results of operations for the years ended March 31, 2025 and 2024. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	2025	2024	variance	variance
	US$	US$	US$	%
Revenues	46,009,519	48,821,619	(2,812,100)	(5.8)%
Cost of revenue	(43,090,207)	(45,928,093)	2,837,886	(6.2)%
Gross profit	2,919,312	2,893,526	25,786	0.9%

Operating expenses:
General and administrative expenses	(1,360,051)	(1,040,245)	319,806	30.7%
Allowance for credit losses	(5,315)	(197,527)	192,212	97.3%
Total operating expenses	(1,365,366)	(1,237,772)	127,594	10.3%
Income from operations	1,553,946	1,655,754	(101,808)	(6.1)%

Other (expense)/income
Interest expense	(891,379)	(733,220)	158,159	21.6%
Other income, net	238,677	191,892	46,785	24.4%
Total other (expense)/income, net	(652,702)	(541,328)	111,374	20.6%
Income before income taxes and equity in net profits of affiliates	901,244	1,114,426	(213,182)	(19.1)%
Income tax expense	(179,325)	(150,734)	(28,591)	(19.0)%
Income before equity in net profit of affiliates	721,919	963,692	(241,773)	(25.1)%
Equity in net profits/(losses) of affiliates	5,528	(33,780)	39,308	116.4%
Net income	727,447	929,912	(202,465)	(21.8)%
Other comprehensive income
Foreign currency translation adjustment	15,599	9,138	6,461	70.7%
Comprehensive income	743,046	939,050	(196,004)	(20.9)%

Revenue

Our revenue was US$46,009,519 for the year ended March 31, 2025, as compared to US$48,821,619 for the year ended March 31, 2024, representing a decrease of approximately US$2,812,100 or approximately 5.8%. The decrease in our revenue was mainly driven by (i) the substantial completion of certain sizeable public sector projects, partially offset by increase in revenue from ongoing high-value projects and newly awarded projects; and (ii) the absence of new private projects during the year ended March 31, 2025.

The following table sets forth the breakdown of our revenue by sector for the years ended March 31, 2025 and 2024 respectively:

	2025	2024	variance	variance
	USD	USD	US$	%
Revenue
Public	46,009,519	48,298,181	(2,288,662)	(4.7)%
Private	-	523,438	(523,438)	(100.0)%
Total revenue	46,009,519	48,821,619	(2,812,100)	(5.8)%

Our revenue from public sector projects was US$46,009,519 for the year ended March 31, 2025, as compared to US$48,298,181 for the year ended March 31, 2024, representing a decrease of approximately US$2,288,662 or approximately 4.7%. This decrease was mainly due to (i) the lower volume of work performed by our Group on sizeable projects as a result of the substantial completion during the year ended March 31, 2025 and most of the revenue has already been recognised in prior years; and (ii) was partially offset by the increase in revenue from ongoing sizeable public projects and from newly awarded public projects during the year ended March 31, 2025.

Our revenue from private sector projects was US$nil for the year ended March 31, 2025, as compared to US$523,438 for the year ended March 31, 2024, representing a decrease of approximately US$523,438 or approximately 100.0%. The decrease in revenue from private sector projects was primarily due to the completion of smaller projects during the year ended March 31, 2024, with the absence of new private projects awarded during the year ended March 31, 2025.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the years ended March 31, 2025 and 2024:

	2025	2024	variance	variance
	US$	US$	US$	%
Cost of revenue
Subcontracting charges	26,069,561	21,897,573	4,171,988	19.1%
Material and consumables	5,780,719	6,986,461	(1,205,742)	(17.3)%
Direct labor costs	8,942,955	13,102,868	(4,159,913)	(31.7)%
Overhead costs	2,296,972	3,941,191	(1,644,219)	(41.7)%
	43,090,207	45,928,093	(2,837,886)	(6.2)%

Our cost of revenue primarily consists of subcontracting charges, material and consumables costs, direct labor costs, and overhead costs such as depreciation of plant and equipment that are directly attributable to services provided. We incurred a cost of revenue of US$43,090,207 for the year ended March 31, 2025, as compared to US$45,928,093 for the year ended March 31, 2024, a decrease of US$2,837,886 or 6.2%. The decrease was generally in line with the decrease in revenue while the increase in subcontracting charges for the year ended March 31, 2025 was mainly attributable to optimization of resource allocation and it was more cost-effective to subcontract certain works which included reinforcement structured works to our subcontractors to meet project demand.

Gross profit and gross profit margin

Our total gross profit was US$2,919,312 for the year ended March 31, 2025, compared to US$2,893,526 for the year ended March 31, 2024, an increase of US$25,786 or 0.9%. Our total gross profit margin rose slightly from 5.9% for the year ended March 31, 2024, to 6.3% for the year ended March 31, 2025, primarily due to benefits from competitive subcontractor pricing and strict cost control management which improved cost efficiency.

General and administrative expenses

General and administrative expenses mainly consist of administrative staff costs, consultancy fees, bank charges, legal and professional fee, auditor’s remuneration, and other miscellaneous administrative expenses. We incurred general and administrative expenses of US$1,360,051 for the year ended March 31, 2025, compared to US$1,040,245 for the year ended March 31, 2024, an increase of US$319,806 or 30.7%. The increase in general and administrative expenses was primarily due to several significant changes. Staff costs (including directors’ remuneration) rose by 35.7% from US$506,890 for the year ended March 31, 2024 to US$687,695 for the year ended March 31, 2025 due to increase in directors’ emoluments. In addition, legal and professional fee increased from US$Nil for the year ended March 31, 2024 to US$176,996 for the year ended March 31, 2025, mainly because of one-off expenses in relation to Reorganization and post-Listing fee for compliance purpose.

Other income, net

Other income, net mainly represents various income streams including bank interest income, imputed interest income, consultancy fee income, change in cash value of life insurance policy, remeasurement of provision for long service payment and sundry income. The overall increase in other income, net by 24.4%, from US$191,892 for the year ended March 31, 2024 to US$238,677 for the year ended March 31, 2025, is primarily driven by remeasurement of provision for long service payments of US$86,072 during the year ended March 31, 2025.

Interest expense

We incurred an interest expense of US$891,379 for the year ended March 31, 2025, as compared to US$733,220 for the year ended March 31, 2024, an increase of US$158,159 or 21.6%. Despite the increase in the balance of our bank and other borrowings to US$12,044,435 as of March 31, 2025, from US$10,928,069 as of March 31, 2024, the increase in interest expense was primarily due to the higher average balance of outstanding bank and other borrowings, reflecting increased financing requirements for ongoing projects during the year ended March 31, 2025.

Income tax expense

Our company, Skyline Builders Group Holding Limited, was incorporated in the Cayman Islands. Our wholly-owned subsidiary, Skyline Builders (BVI) Holding Limited, was incorporated in the British Virgin Islands. Pursuant to the current rules and regulations, the Cayman Islands and British Virgin Islands currently levy no taxes on individuals or corporations based upon profits, income, gains, or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the Cayman Islands or British Virgin Islands.

Our indirectly wholly-owned subsidiary, Kin Chiu Engineering Limited, is subject to income tax within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (US$256,664) and 16.5% on any part of assessable profits over HK$2,000,000 (US$256,664). For the years ended March 31, 2025, and 2024, our Group had assessable profits in Hong Kong and a provision for paying the Hong Kong profits tax has been made accordingly.

We incurred income tax expenses of US$179,325 for the year ended March 31, 2025, compared to US$150,734 for the year ended March 31, 2024, a increase of US$28,591 or 19.0%. Our effective tax rate was approximately 19.9% for the year ended March 31, 2025, and approximately 13.5% for the year ended March 31, 2024.

Net income and total comprehensive income

As a result of the foregoing, we reported a net profit for the year of US$727,447 for the year ended March 31, 2025, as compared to US$929,912 for the year ended March 31, 2024, a decrease of US$202,465 or 21.8%.

Total comprehensive income for the year was US$743,046 for the year ended March 31, 2025, as compared to US$939,050 for the year ended March 31, 2024, and a decrease of US$196,004 or 20.9%.

The increase in other comprehensive income was attributed to positive adjustments in foreign exchange translations.

Comparison of Years Ended March 31, 2024 and 2023

The following table sets forth key components of our results of operations for the years ended March 31, 2024 and 2023. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	2024	2023	variance	variance
	US$	US$	US$	%
Revenues	48,821,619	44,555,081	4,266,538	9.6%
Cost of revenue	(45,928,093)	(43,332,532)	(2,595,561)	6.0%
Gross profit	2,893,526	1,222,549	1,670,977	136.7%

Operating expenses:
General and administrative expenses	(1,040,245)	(785,244)	(255,001)	32.5%
Allowance for credit losses	(197,527)	418,922	(616,449)	(147.2)%
Total operating expenses	(1,237,772)	(366,322)	(871,450)	237.9%
Income from operations	1,655,754	856,227	799,527	93.4%

Other income/(expense)
Interest expense	(733,220)	(354,125)	(379,095)	107.1%
Other income, net	191,892	610,036	(418,144)	(68.5)%
Total other income/(expense), net	(541,328)	255,911	(797,239)	(311.5)%
Income before income taxes and equity in net losses of affiliates	1,114,426	1,112,138	2,288	0.2%
Income tax expense	(150,734)	(116,641)	(34,093)	29.2%
Income before equity in net losses of affiliates	963,692	995,497	(31,805)	(3.2)%
Equity in net losses of affiliates	(33,780)	(115,943)	82,163	(70.9)%
Net income	929,912	879,554	50,358	5.7%
Other comprehensive income/(loss)
Foreign currency translation adjustment	9,138	(5,798)	14,936	(257.6)%
Comprehensive income	939,050	873,756	65,294	7.5%

Revenue

Our revenue was US$48,821,619 for the year ended March 31, 2024, as compared to US$44,555,081 for the year ended March 31, 2023, representing an increase of approximately US$4,266,538 or approximately 9.6%. The increase in our revenue was mainly driven by the number of our projects contributing revenue, which increased from 15 for the year ended March 31, 2023, to 16 for the year ended March 31, 2024. The number of our high value projects contributing revenue of over US$3,000,000 during the year increased from 4 for the year ended March 31, 2023, to 6 for the year ended March 31, 2024.

We secured our new business through direct invitations for tenders from customers and we receive from time to time invitations to submit tenders from construction contractors. For the fiscal years ended March 31, 2024 and 2023, we submitted 3 and 5 tenders to our potential customers, respectively, and our tender success rate was approximately 67% and 60% for the respective year. We believe that our proven track record of quality works, our expertise in wet trades operations, and our ability to deliver work on time are the crucial factors that enable us to gain our customers’ trust and give us a competitive edge when tendering for projects. Our stable tender success rate demonstrates our competitiveness in the public civil engineering works and the satisfaction of our customers with our services.

The following table sets forth the breakdown of our revenue by sector for the years ended March 31, 2024 and 2023 respectively:

	2024	2023	variance	variance
	USD	USD	US$	%
Revenue
Public	48,298,181	43,341,572	4,956,609	11.4%
Private	523,438	1,213,509	(690,071)	(56.9)%
Total revenue	48,821,619	44,555,081	4,266,538	9.6%

Our revenue from public sector projects was US$48,298,181 for the year ended March 31, 2024, as compared to US$43,341,572 for the year ended March 31, 2023, representing an increase of approximately US$4,956,609 or approximately 11.4%. This increase was mainly due to the increase in number of projects and the higher volume of work performed by our Group on ongoing sizable public projects that commenced in the previous year.

Our revenue from private sector projects was US$523,438 for the year ended March 31, 2024, as compared to US$1,213,509 for the year ended March 31, 2023, representing a decrease of approximately US$690,071 or approximately -56.9%. The decrease in revenue from private sector projects was primarily due to the completion of sizable projects in 2023 and the new projects awarded as of March 31, 2024 are smaller in size.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the years ended March 31, 2024 and 2023:

	2024	2023	variance	variance
	US$	US$	US$	%
Cost of revenue
Subcontracting charges	21,897,573	18,125,465	3,772,108	20.8%
Material and consumables	6,986,461	9,703,165	(2,716,704)	(28.0)%
Direct labor costs	13,102,868	11,391,278	1,711,590	15.0%
Overhead costs	3,941,191	4,112,624	(171,433)	(4.2)%
	45,928,093	43,332,532	2,595,561	6.0%

Our cost of revenue primarily consists of subcontracting charges, material and consumables costs, direct labor costs, and overhead costs such as depreciation of equipment that are directly attributable to services provided. We incurred a cost of revenue of US$45,928,093 for the year ended March 31, 2024, as compared to US$43,332,532 for the year ended March 31, 2023, an increase of US$2,595,561 or 6.0%. The increase was generally in line with the increase in revenue while the decrease in material and consumables costs for the year ended March 31, 2024, was mainly attributable to more efficient use of materials and the completion of certain material-intensive projects in the previous year.

Gross profit and gross profit margin

Our total gross profit was US$2,893,526 for the year ended March 31, 2024, as compared to US$1,222,549 for the year ended March 31, 2023, an increase of US$1,670,977 or 136.7%. The increase in total gross profit was mainly attributable to the increase in revenue for the year ended March 31, 2024, as compared to the year ended March 31, 2023, as discussed above. Additionally, this improvement in gross profit can be attributed to the project’s transition from the early stages, characterized by preliminary planning and design costs, site preparation costs, high initial material costs and a higher proportion of overhead costs, to the middle stages. In the middle stages, we benefited from more efficient revenue recognition, economies of scale, and reduced cost per unit. Consequently, our total gross profit margin improved from 2.7% for the year ended March 31, 2023, to 5.9% for the year ended March 31, 2024.

General and administrative expenses

General and administrative expenses mainly consist of administrative staff costs, consultancy fees, bank charges, depreciation, and other miscellaneous administrative expenses. We incurred general and administrative expenses of US$1,040,245 for the year ended March 31, 2024, compared to US$785,244 for the year ended March 31, 2023, an increase of US$255,001 or 32.5%. The increase in general and administrative expenses was primarily due to several significant changes. Consultancy fees increased from US$7,588 in 2023 to US$218,877 in 2024 related to the supporting services of the bank financing. Bank charges increased by 209.9% from US$29,950 in 2023 to US$92,800 in 2024, attributed to higher transaction volumes and new banking arrangements. Staff costs rose by 14.1% from US$402,692 for the year ended March 31, 2023 to US$459,404 for the year ended March 31, 2024 due to the addition of new full-time staff in the surveyors department and administration and finance department.

Other income

Other income mainly represents various income streams including bank interest income, imputed interest income, government subsidies, consultancy fee income, and sundry income. The overall decrease in other income by 68.5%, from US$610,036 for the year ended March 31, 2023 to US$191,892 for the year ended March 31, 2024, is primarily driven by the absence of substantial government subsidies from Covid-19 Anti-epidemic fund, which dropped from US$371,830 to US$0. The subsidy aimed to provide financial support to employers to pay staff wages and maintain employment during Covid-19.

Interest expense

We incurred an interest expense of US$733,220 for the year ended March 31, 2024, as compared to US$354,125 for the year ended March 31, 2023, an increase of US$379,095 or 107.1%. Despite the increase in the balance of our bank borrowings to US$10,928,069 as of March 31, 2024, from US$5,289,497 as of March 31, 2023, the increase in interest expense was primarily due to the higher average balance of bank borrowings during the year ended March 31, 2024. This increase in average balance resulted in a significant rise in interest on bank loans from US$276,097 for the year ended March 31, 2023 to US$640,572 for the year ended March 31, 2024, a difference of US$364,475 or 132.0%. Additionally, there were notable increases in interest on lease liabilities and other finance costs.

Income tax expense

Our company, Skyline Builders Group Holding Limited, was incorporated in the Cayman Islands. Our wholly-owned subsidiary, Skyline Builders (BVI) Holding Limited, was incorporated in the British Virgin Islands. Pursuant to the current rules and regulations, the Cayman Islands and British Virgin Islands currently levy no taxes on individuals or corporations based upon profits, income, gains, or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the Cayman Islands or British Virgin Islands.

Our indirectly wholly-owned subsidiary, Kin Chiu Engineering Limited, is subject to income tax within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (US$256,410) and 16.5% on any part of assessable profits over HK$2,000,000 (US$256,410). For the years ended March 31, 2024, and 2023, our Group had assessable profits in Hong Kong and a provision for paying the Hong Kong profits tax has been made accordingly.

We incurred income tax expenses of US$150,734 for the year ended March 31, 2024, compared to US$116,641 for the year ended March 31, 2023, an increase of US$34,093 or 29.2%. Our effective tax rate was approximately 13.9% for the year ended March 31, 2024, and approximately 11.7% for the year ended March 31, 2023. The increase in effective tax rate in 2024 because the government subsidy income of US$371,830 in 2023 was not subjected to profit tax, while in 2024, most of the income is subjected to profit tax.

Net income and total comprehensive income

As a result of the foregoing, we reported a net profit for the year of US$929,912 for the year ended March 31, 2024, as compared to US$879,554 for the year ended March 31, 2023, an increase of US$50,358 or 5.7%.

Total comprehensive income for the year was US$939,050 for the year ended March 31, 2024, as compared to US$873,756 for the year ended March 31, 2023, and increase of US$65,294 or 7.5%.

The increase in other comprehensive income was attributed to higher profits and positive adjustments in foreign exchange translations.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of March 31, 2025 and 2024. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.

	2025	2024	variance	variance
	US$	US$	US$	%
ASSETS

Current assets:
Cash and cash equivalents	718,625	323,595	395,030	122.1%
Accounts receivable, net	10,032,305	3,815,714	6,216,591	162.9%
Contract assets, current portion	4,636,670	8,719,395	(4,082,725)	(46.8)%
Prepayments and other current assets	7,020,687	3,259,382	3,761,305	115.4%
Total current assets	22,408,287	16,118,086	6,290,201	39.0%

Non-current assets:
Equity method investments	1,324,129	1,311,010	13,119	1.0%
Property, plant and equipment, net	241,809	595,169	(353,360)	(59.4)%
Finance lease right-of-use assets, net	87,385	270,712	(183,327)	(67.7)%
Operating right-of-use assets, net	162,886	423,157	(260,271)	(61.5)%
Life insurance policy, cash surrender value	1,390,388	429,842	960,546	223.5%
Contract assets, net of current portion	1,029,078	1,350,413	(321,335)	(23.8)%
Deposits for acquisition of plant and equipment	1,784,389	—	1,784,389	—
Deferred tax assets	65,241	13,813	51,428	372.3%
TOTAL ASSETS	28,493,592	20,512,202	7,981,390	38.9%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,797,735	2,032,246	(234,511)	(11.5)%
Contract liabilities	2,322,911	1,144,047	1,178,864	103.0%
Bank borrowings	12,044,435	10,928,069	1,116,366	10.2%
Finance lease liabilities, current portion	56,795	184,280	(127,485)	(69.2)%
Operating lease liabilities, current portion	115,372	240,871	(125,499)	(52.1)%
Due to related parties	1,360,024	857,015	503,009	58.7%
Accrued expenses and other current liabilities	1,770,319	1,429,223	341,096	23.9%
Income tax payable	372,816	317,402	55,414	17.5%
Total current liabilities	19,840,407	17,133,153	2,707,254	15.8%

Non-current liabilities:
Finance lease liabilities, net of current portion	—	56,469	(56,469)	(100.0)%
Operating lease liabilities, net of current portion	26,700	141,254	(114,554)	(81.1)%
Other long-term liabilities, net of current portion	34,362	139,571	(105,209)	(75.4)%
TOTAL LIABILITIES	19,901,469	17,470,447	2,431,022	13.9%

SHAREHOLDERS’ EQUITY
Ordinary shares, 4,950,000,000 shares authorized, par value US$0.00001 each, 26,505,000 Class A ordinary shares issued and outstanding as of March 31, 2025 and 2024	282	265	17	6.4%
Ordinary shares, 50,000,000 shares authorized, par value US$0.00001 each, 1,995,000 Class B ordinary shares issued and outstanding as of March 31, 2025 and 2024	20	20	—	—
Additional paid-in capital	5,764,699	957,394	4,807,305	502.1%
Retained earnings	2,821,784	2,094,337	727,447	34.7%
Accumulated other comprehensive income (losses)	5,338	(10,261)	15,599	152.0%
Total shareholders’ equity	8,592,123	3,041,755	5,550,368	182.5%
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	28,493,592	20,512,202	7,981,390	38.9%

Cash and Cash Equivalents

Our cash and cash equivalents increased from US$323,595 as of March 31, 2024, to US$718,625 as of March 31, 2025. The fluctuation was mainly a result of our business operations, proceeds from Listing as well as the repayments and proceeds from bank borrowings.

Accounts Receivable

Our accounts receivable increased from US$3,815,714 as of March 31, 2024, to US$10,032,305 as of March 31, 2025, primarily as a result of the increase in the amount of work performed in several ongoing projects and new projects awarded near the year end as of March 31, 2025.

Contract Assets

Our contract assets decreased significantly from US$10,069,808 as of March 31, 2024, to US$5,665,748 as of March 31, 2025, representing a 43.7% decrease. The decrease is mainly due to (i) the decrease of unbilled revenue of construction contracts from US$8,384,456 as of March 31, 2024 to US$4,157,343 as of March 31, 2025; primarily due to improved processing time of certification by independent surveyors and the decrease in the number of projects near year end pending from independent surveyor certification as of March 31, 2025 and (ii) the decrease of retention receivable from US$1,961,870 as of March 31, 2024 to US$1,605,163 as of March 31, 2025 as a result of release of retention receivables of completed projects during the year ended March 31, 2025.

Prepayments and other current assets

Prepayments and other current assets mainly comprised the prepayment for insurance, rental, utilities and other deposits, and advance payment to subcontractors. Our other receivables increased from US$3,259,382 as of March 31, 2024 to US$7,020,687 as of March 31, 2025 mainly attributed to (i) US$1,000,000 of prepayment relating to marketing activities for investor relation and training which will be recognized during the year ending March 31, 2026; (ii) the increase in advances to a subcontractor which was primarily due to projects that necessitated substantial cash flows for the procurement of materials required to achieve a key milestone and a setup of new work stages that start after March 2025. It is anticipated that cost of revenue will be recognized subsequently upon the completion of these milestone and work stage.

Right-of-Use (“ROU”) Assets

Our Right-of-Use (“ROU”) assets consists of finance lease right-of-use assets and operating right-of-use assets, which experienced a notable decrease in value from US$693,869 as of March 31, 2024, to US$250,271 as of March 31, 2025. The finance lease right-of-use assets decreased by US$183,327, representing a 67.7% reduction. Similarly, the operating right-of-use assets decreased by US$260,271, equating to a 61.5% reduction. This reduction was attributed to the amortization of the assets recognized and the completion of lease contracts during the year ended March 31, 2025. No additional ROU assets were recorded as of March 31, 2025.

Accounts Payable

Our accounts payable mainly comprised trade payables to subcontractors and suppliers of materials. Our accounts payable decreased from US$2,032,246 as of March 31, 2024, to US$1,797,735 as of March 31, 2025, primarily due to improvement in payment control over credit terms with suppliers and subcontractor as reflected by the alignment of the accounts payable turnover days from 24.6 days to 22.7 days, which align with the average credit terms offered by our suppliers and subcontractors.

Accrued expenses and other current liabilities

Our accrued expenses and other current liabilities mainly comprise accrued salaries, accrued interest and other payables. Our accrued expenses and other current liabilities increased from US$1,429,223 as of March 31, 2024 to US$1,770,319 as of March 31, 2025 mainly due to accrued post-Listing fee as of March 31, 2025.

Contract Liabilities

Our contract liabilities increased from US$1,144,047 as of March 31, 2024 to US$2,322,911 as of March 31, 2025, which was mainly because one of the customer advanced payments required to achieve a key milestone. It is anticipated that revenue will be recognized subsequently upon the completion of the work done.

Due to related parties

Our amounts due to related parties comprised amount due to a director and amount due to joint ventures. Amount due to a director rose from US$203,990 as of March 31,2024 to US$617,944 as of March 31, 2025, marking an increase of US$413,954. This increase was primarily due to advance from a director for operational use. Conversely, the amounts due to joint ventures increased from US$653,025 as of March 31,2024 to US$742,080 as of March 31, 2025, to cope with the business growth.

Bank and Other Borrowings

As of March 31, 2024, and 2025, we had outstanding bank and other borrowings balances of US$10,928,069 and US$12,044,435, respectively. The increase in the outstanding bank and other borrowings balances was mainly due to the business funding needs in respect of maintaining our business scale.

Lease Liabilities

Lease liabilities comprised finance lease liabilities and operating lease liabilities. As of March 31, 2025 and 2024, we had lease liabilities of US$198,867 and US$622,874, respectively. The decrease in our lease liabilities was mainly due to the amortization of lease liabilities and the completion of lease contracts during the year ended March 31, 2025.

5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

Our principal sources of funds have historically been our equity capital, cash generated from our operations, financial support from controlling shareholder and bank and other borrowings. Our primary liquidity requirements are to finance our working capital needs, fund our capital expenditures, and support the growth of our operations. Going forward, we expect these sources to continue to be our principal sources of liquidity, and we may use a portion of the proceeds from the initial public offering to finance a portion of our liquidity requirements.

Since inception, there have been periods where we maintained a working capital deficit and negative operating cashflows. As of March 31, 2025, our cash and cash equivalents amounted to US$718,625. Net cash used in operating activities for the year ended March 31, 2025 amounted to US$3,005,991 and a net income for the year ended March 31, 2025 amounted to US$727,447. Our working capital requirements and operating cashflows are influenced by the size of our operations, the contract sum of our work contracts, the progress of execution on our work contracts, the timeliness related to the survey certification process by the customers which are determined by the operation scales of our customers, the geographical dispersion, and the complexity of the projects, the timing for collecting accounts receivable and repayment of accounts payable. The disproportionate fluctuations in the contract assets impact the Company’s liquidity and capital resources, which lead to the mismatch between cashflow and operation expenditures. The Company may need to rely more on external financing, such as bank loans or lines of credits to maintain the operational and strategic flexibility.

As of March 31, 2025, we had the total outstanding bank and other borrowings of US$12,044,435 which was repayable on demand and according to respective payment schedules and US$10,891,674 is available for revolving. The unutilised amount was US$257 as of March 31, 2025. There was no material covenant stated in the indebtedness incurred as of March 31, 2025. We are not committed to draw down the unutilized amount.

Components and details of available and utilized bank and other borrowings as of March 31, 2025 are as follows:

		Repayment terms(4)	Interest rate %	Available	As of March 31, 2025 Utilised	Unutilised	Maturity Date (dd/mm/yyyy)
The Hongkong and Shanghai Banking Corporation Limited – Guarantee Loan 1	(1)	Monthly repay	HSBC Prime Lending Rate (“BLR”) minus 2.25%	—	138,622	—	13/4/2031
	(5)			—	111	—	23/4/2025
The Hongkong and Shanghai Banking Corporation Limited – Guarantee Loan 2	(1)	Monthly repay	HSBC Prime Lending Rate (“BLR”) minus 2.25%	—	94,186	—	23/10/2031
	(6)			—	234	—	12/5/2025
The Hongkong and Shanghai Banking Corporation Limited – Guarantee Loan 3	(1)	Monthly repay	HSBC Prime Lending Rate (“BLR”) minus 2.25%	—	107,128	—	2/4/2032
	(6)			—	361	—	13/5/2025

The Hongkong and Shanghai Banking Corporation Limited – Guarantee Loan 4	(1)	Monthly repay	HSBC Prime Lending Rate (“BLR”) minus 2.25%	—	351,120	—	14/6/2033
	(7)			—	643	—	14/5/2025

		Repayment terms(4)	Interest rate %	Available	As of March 31, 2025 Utilised	Unutilised	Maturity Date (dd/mm/yyyy)
The Hongkong and Shanghai Banking Corporation Limited – Post-Shipment Buyer Loans	(3)	Repay upon maturity	2.5% per annum over 1-month HIBOR	Limit up to US$5,141,388 in aggregate for Post-Shipment Buyer Loans and MA Loan 1	300,771	Limit up to US$2,574 in aggregate for Post-Shipment Buyer Loans and MA Loan 1	2/5/2025
					167,095		6/5/2025
					268,638		6/5/2025
					89,974		30/5/2025
					98,972		6/6/2025
					77,121		8/6/2025
					366,324		8/6/2025
					307,198		9/6/2025
					192,802		7/7/2025
					186,375		11/7/2025
					246,787		21/7/2025
					547,558		24/7/2025
					268,638		25/7/2025
					190,231		28/7/2025
					21,594		11/8/2025
					293,058		15/8/2025
The Hongkong and Shanghai Banking Corporation Limited – Advance to Manufacturer (“MA”) Loan 1	(3)	Repay upon maturity	2.5% per annum over 1-month HIBOR	Limit up to US$5,141,388 in aggregate for Post-Shipment Buyer Loans and MA Loan 1	257,069	Limit up to US$2,574 in aggregate for Post-Shipment Buyer Loans and MA Loan 1	23/4/2025
					231,362		24/4/2025
					186,375		28/4/2025
					52,699		29/5/2025
					231,363		29/5/2025
					179,949		23/6/2025
					379,178		26/6/2025
The Hongkong and Shanghai Banking Corporation Limited – Funds from Factoring	(3)	Repay upon maturity	2% per annum over 1–month HIBOR	Limit up to US$2,570,694 in aggregate for Funds from Factoring	106,535	—	27/5/2025
					21,765		9/6/2025
					293,121		15/6/2025
					200,246		12/5/2025
					274,522		15/5/2025
					242,931		18/5/2025
					247,943		21/5/2025
					547,401		22/5/2025
					267,738		25/5/2025
					56,694		27/5/2025
					303,480		7/5/2025
					8,318		6/5/2025

The Hongkong and Shanghai Banking Corporation Limited – MA Loan 2	(3)	Repay upon maturity	2.5% per annum over 1-day HIBOR	Limit up to US$2,313,625 in aggregate for MA Loan 2 & Post Shipment Buyer Loan	435,733	Limit up to US$1,287 in aggregate for MA Loan 2 & Post Shipment Buyer Loan	23/6/2025
					334,190		24/6/2025
					321,337		25/6/2025
					194,087		30/6/2025

		Repayment terms(4)	Interest rate %	Available	As of March 31, 2025 Utilised	Unutilised	Maturity Date (dd/mm/yyyy)
The Hongkong and Shanghai Banking Corporation Limited – Post Shipment Buyer Loan	(3)	Repay upon maturity	2.5% per annum over 1-day HIBOR	Limit up to US$2,313,625 in aggregate for MA Loan 2 & Post Shipment Buyer Loan	132,391	Limit up to US$1,287 in aggregate for MA Loan 2 & Post Shipment Buyer Loan	26/6/2025
					95,116		7/7/2025
					111,825		7/7/2025
					366,324		14/7/2025
					244,216		18/7/2025
					78,406		21/7/2025
The Hongkong and Shanghai Banking Corporation Limited –Universal Life Insurance (ULI) Loan (I)	(9)	Repay upon maturity	1% per annum over HIBOR	Limit up to US$647,544 in aggregate for Funds from Factoring	616,709		28/2/2030
The Hongkong and Shanghai Banking Corporation Limited – Universal Life Insurance (ULI) Loan (II)	(9)	Repay upon maturity	1% per annum over HIBOR	Limit up to US$205,520 in aggregate for Funds from Factoring	195,733		28/3/2030
AR Horizon Limited	(8)	Repay upon maturity	12%	—	514,138	—	8/4/2025
Total				10,891,674	12,044,435	257

Components and details of available and utilized bank borrowings as of March 31, 2024 are as follows:

		Repayment terms(4)	Interest rate %	Available	As of March 31, 2024 Utilised	Unutilised	Maturity Date (dd/mm/yyyy)
The Hongkong and Shanghai Banking Corporation Limited – Guarantee Loan 1	(1),(5)	Monthly repay	HSBC Prime Lending Rate (“BLR”) minus 2.25%	—	143,422	—	13/4/2031
The Hongkong and Shanghai Banking Corporation Limited – Guarantee Loan 2	(1),(6)	Monthly repay	HSBC Prime Lending Rate (“BLR”) minus 2.25%	—	96,007	—	23/10/2031
Hang Seng Bank – Term Loan	(2)	Monthly repay	2% per annum over 3 – month HIBOR	—	269,805	—	28/03/2028
The Hongkong and Shanghai Banking Corporation Limited – Guarantee Loan 3	(1),(6)	Monthly repay	HSBC Prime Lending Rate (“BLR”) minus 2.25%	—	110,141	—	2/4/2032
The Hongkong and Shanghai Banking Corporation Limited – Guarantee Loan 4	(1),(7)	Monthly repay	HSBC Prime Lending Rate (“BLR”) minus 2.25%	—	359,054	—	14/6/2033
The Hongkong and Shanghai Banking Corporation Limited – Post-Shipment Buyer Loans	(3)	Repay upon maturity	2.5% per annum over HIBOR	Limit up to US$5,111,821 in aggregate for Post-Shipment Buyer Loans and MA Loan 1	190,415	Limit up to US$16,550 in aggregate for Post-Shipment Buyer Loans and MA Loan 1	15/4/2024
					16,677		15/4/2024
					191,693		20/4/2024
					214,696		13/5/2024
					230,032		13/5/2024
					200,639		19/5/2024
					217,252		19/5/2024
					178,914		27/5/2024
					204,473		28/5/2024
					284,984		24/6/2024
					178,914		5/8/2024
					191,693		5/8/2024
					166,134		5/8/2024
					287,540		12/8/2024
					146,965		19/8/2024
					191,693		19/8/2024
					146,965		22/8/2024
					157,189		23/8/2024
					213,419		23/8/2024

		Repayment terms(4)	Interest rate %	Available	As of March 31, 2024 Utilised	Unutilised	Maturity Date (dd/mm/yyyy)
The Hongkong and Shanghai Banking Corporation Limited – Advance to Manufacturer (“MA”) Loan 1	(3)	Repay upon maturity	2.5% per annum over HIBOR	Limit up to US$5,111,821 in aggregate for Post-Shipment Buyer Loans and MA Loan 1	207,029	Limit up to US$16,550 in aggregate for Post-Shipment Buyer Loans and MA Loan 1	16/4/2024
					198,083		6/5/2024
					255,591		6/5/2024
					72,844		8/5/2024
					191,693		28/5/2024
					191,693		5/6/2024
					138,019		11/6/2024
					230,032		26/6/2024
The Hongkong and Shanghai Banking Corporation Limited – Funds from Factoring	(3)	Repay upon maturity	2% per annum over 1 – month HIBOR	Limit up to US$2,555,910 in aggregate for Funds from Factoring	182,286	Limit up to US$1,861 in aggregate for Funds from Factoring	2/5/2024
					73,548		7/5/2024
					1,291		29/5/2024
					22,285		18/6/2024
					475		19/6/2024
					157,758		20/6/2024
					31,596		26/6/2024
					214,383		22/3/2024
					12,381		30/3/2024
					358,385		9/4/2024
					33,448		14/4/2024
					142,847		15/4/2024
					202,438		25/4/2024
					15,517		26/4/2024
					12,340		30/4/2024
					439,955		2/5/2024
					11,918		29/5/2024
					256,676		9/6/2024
					710		17/6/2024
					170,160		18/6/2024
					213,652		25/6/2024
The Hongkong and Shanghai Banking Corporation Limited – MA Loan 2	(3)	Repay upon maturity	2.5% per annum over HIBOR	Limit up to US$2,300,320 in aggregate for MA Loan 2 & Post-Shipment Buyer Loan	255,591	—	24/4/2024
					255,591		24/4/2024
					255,591		25/4/2024
					319,489		25/4/2024
					191,694		7/5/2024

		Repayment terms(4)	Interest rate %	Available	As of March 31, 2024 Utilised	Unutilised	Maturity Date (dd/mm/yyyy)
The Hongkong and Shanghai Banking Corporation Limited – Post-Shipment Buyer Loan	(3)	Repay upon maturity	2.5% per annum over HIBOR	Limit up to US$2,300,320 in aggregate for MA Loan 2 & Post-Shipment Buyer Loan	383,387	—	28/4/2024
					332,268		29/4/2024
					306,709		29/4/2024
Total				9,968,051	10,928,069	18,411

(1)	The loan is secured by The Hong Kong Mortgage Corporation Limited. There is no material covenant stated in this borrowing.
(2)	The loans are secured by the personal guarantees from Mr. Ngo Chiu Lam and Mr. Wong Chak Lam. There is no material covenant stated in this borrowing. Loans are redrawn once the repayment is made in accordance with the maturity dates, subject to the aggregate amount outstanding of such facilities shall at no time exceed the stated combined limit and sub-limits.
(3)	The loans contain a repayment on demand clause.
(4)	The loan tenor and the guarantee period of the loan was extended under the Partial Principal Repayment Arrangement with effective from June 13,2024.
(5)	The loan tenor and the guarantee period of the loan was extended under the Partial Principal Repayment Arrangement with effective from May 23,2024.
(6)	The loan tenor and the guarantee period of the loan was extended under the Partial Principal Repayment Arrangement with effective from June 2,2024.
(7)	The loan tenor and the guarantee period of the loan was extended under the Partial Principal Repayment Arrangement with effective from June 14,2024.
(8)	The loan is secured by the assignment of receivables of a project. There is no material covenant stated in this borrowing.
(9)	The loans are secured by the life insurance policy from Mr. Ngo Chiu Lam and Mrs Po Lok Sze. The loan contains a repayment on demand clause.

As of March 31, 2025, we had outstanding bank and other borrowings of US$12,044,435. As of March 31, 2025, USD41,641,140 was repaid according to our monthly repayment schedule and upon loan maturity. The funds for these repayments were sourced mainly from cash flows generated from our operations. After the repayments, we re-drew from our banking facilities of Post-Shipment buyer loans, MA loans and Factoring, resulting in an outstanding balance of US$12,044,435 as of March 31, 2025.

As of March 31, 2025, we have cash requirements for bank and other borrowings, leases, long-serviced payment obligations, and other liabilities. For lease-related information, see Note 8 of our consolidated financial statements included elsewhere in this prospectus. For bank and other borrowings-related information, see Note 11 of our consolidated financial statements.

As of March 31, 2025, we have the following obligations:

●

Short-term: Other liabilities of US$19,840,407 are comprised of various payables, including accounts payable, amounts due to related parties and accrued expenses payables expected to be settled based on contractual terms.

●	Long-term: Long-serviced payment obligations of US$34,362 are expected to be paid out based on individual plan participants, although cash outflows cannot be estimated reliably. Additionally, operating lease liabilities of US$26,700 are expected to be paid out based on lease terms.

We believe that our current cash balance, cash generated from our operations, bank and other borrowings, and the net proceeds from this Offering will be sufficient to meet our working capital needs for the next 12 months from the date the audited financial statements are issued. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

We intend to use the net proceeds of this Offering as follows:

●	enhancing our capacities in hiring additional staff;

●	acquiring machinery to enhance our capacity;

●	enhancing our brand; and

●	working capital and other general corporate purposes.

Cash Flows

The following table sets forth a summary of our cash flows information for the years indicated:

	2025	2024
	US$	US$
Cash provided by (used in)
Operating activities	(3,005,991)	(6,507,832)
Investing activities	(1,612,158)	(59,717)
Financing activities	5,011,152	5,323,832
Foreign currency translation adjustment	2,027	5,083
Net change in cash and cash equivalents	395,030	(1,238,634)

Cash and cash equivalents at the beginning of the year	323,595	1,562,229
Cash and cash equivalents at the end of the year	718,625	323,595

Operating Activities

Our operating cash inflows are primarily derived from our revenue from public civil engineering works such as road and drainage works, in Hong Kong, whereas our operating cash outflows mainly include subcontracting costs, direct labor costs, the purchase of materials, as well as other working capital needs.

Cash used in operating activities amounted to US$3,005,991 for the year ended March 31, 2025, mainly derived from (i) net income of US$727,447 for the year ended March 31, 2025; (ii) the increase in accounts receivable, net by US$2,220,351; (iii) the decrease in contract assets by US$485,554; (iv) a decrease in accounts payable by US$245,877; (v) an increase in contract liabilities by US$1,170,396; and (vi) an increase in accrued expenses and other current liabilities by US$311,462.

Cash provided by operating activities amounted to US$6,507,832 for the year ended March 31, 2024, mainly derived (i) net income of US$929,912 for the year ended March 31, 2024; (ii) the increase in accounts receivable net by US$1,794,055 as a result of the increase in works performed by us during the year; (iii) the increase in contract assets by US$5,048,269; (iv) an increase in accounts payable by US$324,198; (v) an increase in contract liabilities by US$217,410; and (vi) the decrease in amount due to related parties by US$2,446,978.

Investing Activities

Cash used in investing activities amounted to US$1,612,158 for the year ended March 31, 2025, mainly derived from deposits paid for acquisition of plant and equipment of US$1,781,573, and proceeds from the redemption of the life insurance policy of US$159,251.

Cash used in investing activities amounted to US$59,717 for the year ended March 31, 2024, mainly derived from the purchase of property, plant, and equipment.

Financing Activities

Cash provided by financing activities amounted to US$5,011,152 for the year ended March 31, 2025, which was mainly attributable to (i) proceeds from new bank borrowings of US$42,102,242; (ii) the repayment of bank borrowings of US$41,641,140; (iii) repayments of lease liabilities of US$141,913; and (iv) net proceeds from Listing of US$4,807,322.

Cash provided by financing activities amounted to US$5,323,832 for the year ended March 31, 2024, which was mainly attributable to (i) proceeds from new bank borrowings of US$42,901,267; (ii) the repayment of bank borrowings of US$37,281,541; and (iii) repayments of lease liabilities of US$221,255.

Off-Balance Sheet Arrangements

For the periods presented, we did not have, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or for some other contractually narrow or limited purpose.

Commitments and Contingencies

In the normal course of business, we are subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in our financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

The following table summarizes our contractual obligations as of March 31, 2025:

		Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 2 years	3 – 5 years	More than 5 years
	US$	US$	US$	US$	US$
Bank and Other Borrowings(1)	12,044,435	10,777,850	252,934	775,644	238,007
Finance lease liabilities(2)	56,795	56,795	-	-	-
Operating lease payments(3)	142,072	115,372	26,700	-	-
	12,243,302	10,950,017	279,634	775,644	238,007

The following table summarizes our contractual obligations as of March 31, 2024:

		Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 2 years	3 – 5 years	More than 5 years
	US$	US$	US$	US$	US$
Bank Borrowings(4)	10,928,069	10,099,619	155,008	424,501	248,941
Finance lease liabilities(5)	240,749	184,280	56,469	—	—
Operating lease payments(6)	382,125	240,871	114,708	26,546	—
	11,550,943	10,524,770	326,185	451,047	248,941

(1)	As of March 31, 2025, our contractual obligation to repay outstanding bank and other borrowings totalled US$12,044,435.
(2)	As of March 31, 2025, our contractual obligation to repay outstanding finance leases totalled US$56,795.
(3)	We leased our offices which are classified as operating lease in accordance with Topic 842. As of March 31, 2025, our future lease payments totalled US$142,072.
(4)	As of March 31, 2024, our contractual obligation to repay outstanding bank borrowings totalled US$10,928,069.
(5)	As of March 31, 2024, our contractual obligation to repay outstanding finance leases totalled US$240,749.
(6)	We leased our offices which are classified as operating lease in accordance with Topic 842. As of March 31, 2024, our future lease payments totalled US$382,125.

Capital Expenditures

For the year ended March 31, 2025, we did not incur any capital expenditure. As of the date of this prospectus, we did not purchase any material equipment for operational use. We do not have any other material commitments to capital expenditures as of the date of this prospectus.

Trend Information

Other than as disclosed in “Risk Factors” in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition for the years ended March 31, 2025, 2024 and 2023.

Seasonality

The nature of our business is not affected by seasonal variations.

Quantitative and Qualitative Disclosure about Market Risk

Concentration Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents, accounts receivable, and contract assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and cash equivalents with financial institutions located in Hong Kong. As of March 31, 2025 and 2024, US$718,625, and US$323,595 were deposited with financial institutions located in Hong Kong. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of US$102,828 (HK$800,000). Otherwise, these balances are not covered by insurance. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the years ended March 31, 2025, 2024 and 2023, all of the Company’s assets were located in Hong Kong and all of the Company’s revenue was derived from its subsidiaries located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

During the fiscal year ended March 31, 2025, (i) there were five customers that generated income which accounted for over 10% of the total revenue generated for that year, and (ii) there were two subcontractors that accounted for over 10% of the total purchases for that year.

During the fiscal year ended March 31, 2024, (i) there were four customers that generated income which accounted for over 10% of the total revenue generated for that year, and (ii) there was one subcontractor that accounted for over 10% of the total purchases for that year.

During the fiscal year ended March 31, 2023, (i) there were two customers that generated income which accounted for over 10% of the total revenue generated for that year; and (ii) there were two subcontactors that accounted for over 10% of the total purchases for that year.

As of March 31, 2025, (i) there were five customers which accounted for over 10% of the consolidated accounts receivable; and (ii) there were two suppliers which accounted for over 10% of the total consolidated accounts payable.

As of March 31, 2024, (i) there were three customers which accounted for over 10% of the consolidated accounts receivable; and (ii) there was one supplier which accounted for over 10% of the total consolidated accounts payable.

Credit Risk

For the credit risk related to accounts receivable, our Group performs periodic credit evaluations of our customers’ financial condition and generally does not require collateral. Our Group establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers, and other information. The allowance amounts were immaterial for all periods presented. Our management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Application for progress payment of contract works is made on a regular basis. Our Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the Directors.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We are exposed to floating interest rate risk on cash deposits and floating rate bank and other borrowings. Our Group has not used any derivative financial instruments to manage the interest risk exposure. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by our Group at the end of the reporting period, the impact on our profit after tax is estimated as an annualized impact on interest expense or income of such a change in interest rates.

Liquidity Risk

Liquidity risk is the risk that our Company will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. We will make the maximum effort to maintain sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Typically, we have sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Labor Price Risk

Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits, and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition, and results of operations may be materially and adversely affected.

Inflation Risk

Our Company monitors changes in price levels. Historically inflation has not materially affected our business or the results of our operations. However, significant increases in the price of raw materials and labor that cannot be passed to our customers could adversely impact our results of operations.

Currency Risk

Our Group’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities. Our Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to USD is not significant as HK$ is pegged to US$.

5.C. Research and Development, Patent and Licenses, etc.

We did not conduct any research and development activities for the fiscal year ended March 31, 2025, 2024 and 2023.

Trademark

As of the date of this report, we have not registered any trademarks.

Internet Domain Name

As of the date of this report, we have registered our domain name and website. You can find our website at http://kinchiu.com/.

Due to our limited exposure to intellectual property risk in our business, we have not implemented any measures to protect our intellectual property. Since our inception, there have not, to our knowledge, been any infringements of intellectual property rights owned by the Company, including but not limited to any claims and threatened claims or proceedings initiated by us; and we have not been subject to any third party claims relating to intellectual property made against us.

Licenses

As of the date of this report, Kin Chiu Engineering Limited is (i) an Approved Contractor under the category of Roads and Drainage (Group B (Probation)) of the Approved Contractors List maintained by the Development Bureau of Hong Kong; and (ii) a Registered Subcontractor under foundation and piling (sheet piles), general civil works (roadworks, road drainage and sewer and waterworks), other finishing trades and components (signage and graphics) and hoarding of the Registered Specialist Trade Contractors Scheme of the Construction Industry Council of Hong Kong. We have obtained all licenses required for carrying on our business activities as at the date of this report.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2025, 2024 and 2023 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

5.E. Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our combined financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. The Company bases its estimates on historical experience, current business factors, and various other assumptions that the Company believes are necessary to consider to form a basis for making judgments about the carrying values of assets and liabilities, the recorded amounts of revenue and expenses, and the disclosure of contingent assets and liabilities. The Company is subject to uncertainties such as the impact of future events, economic and political factors, and changes in the Company’s business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company’s financial statements will change as new events occur, as more experience is acquired, as additional information is obtained, and as the Company’s operating environment evolves.

We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. See Note 2 to our financial statements appearing at this report for a description of our other significant accounting policies.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth information regarding our Directors and Executive Officers as at the date of this report:

Name	Age	Position
Ngo Chiu, LAM	47	Director, Chief Executive Officer, and Chairman of the Board
Chun Man, LO	44	Chief Financial Officer
Chun Kit, YU	35	Independent Director
Hiu Wah, LI	38	Independent Director
Ho Wa, CHA	35	Independent Director

The business and working experience and areas of responsibility of our Directors and Executive Officers are set out below:

Ngo Chiu, LAM is a Director, Chief Executive Officer and Chair of the board of the Company is responsible for the general corporate strategy, overall management of our operations and business expansion. Mr. Lam has over 25 years of experience in civil engineering industry. Mr. Lam founded Kin Chiu Engineering Limited in April 2012 and has been its director ever since. Prior to founding Kin Chiu Engineering Limited, Mr. Lam worked at a number of construction companies as foreman.

Chun Man, LO is the chief financial officer of the Company. Mr. Lo has over 20 years of experience in the accounting, financing and auditing industry. Mr. Lo has been an associate director of Win Win Way Construction Co., Ltd. since January 2024. Mr. Lo was the financial controller and company secretary of CT Vision S.L. (International) Holdings Limited (HKEx: 994), a company listed on the Stock Exchange of Hong Kong Limited, from July 2019 to November 2023. Mr. Lo was the deputy general manager of the finance department of China Aerospace International Holdings Limited (HKEx: 31), a company listed on the Stock Exchange of Hong Kong Limited, from April 2016 to June 2019. He also has over 5 years working experience in Deloitte Touche Tomatsu, with his last position as a senior. Mr. Lo obtained a master of science in professional accountancy from the University of London in 2019 and a degree of bachelor of arts (honours) in accountancy from the Hong Kong Polytechnic University in 2003. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants.

Chun Kit, YU is a Director of the Company. Mr. Yu has over 10 years of experience in auditing, accounting and financial management. From 2011 to 2016, Mr. Yu worked at various international accounting firms, namely, BDO Limited from October 2011 to October 2013 with his last position as senior associate, KPMG from July 2014 to August 2015 with his last position as assistant manager. From February 2016 to November 2016, he worked at Bowker Asia Limited, which is a subsidiary of Win Hanverky Holdings Limited (HKEx: 3322), a company listed on the Stock Exchange of Hong Kong Limited, with his last position as assistant internal audit manager. Mr. Yu was an assistant manager of a subsidiary of Kingston Financial Group Limited (HKEx: 1031), a company listed on the Stock Exchange of Hong Kong Limited, from December 2016 to December 2017. Since January 2018, Mr. Yu has been the financial controller and company secretary of Boltek Holdings Limited (HKEx: 8601), a company listed on the Stock Exchange of Hong Kong Limited. Since September 2019, Mr. Yu has been the company secretary of Global Uin Intelligence Holdings Limited (HKEx: 8496), a company listed on the Stock Exchange of Hong Kong Limited. Since April 2022 and February 2024, Mr. Yu has been an independent non-executive director of Sinohope Technology Holdings Limited (HKEx: 1611) and WK Group (Holdings) Limited (HKEx: 2535), both companies listed on the Stock Exchange of Hong Kong Limited. Since August 2024, Mr. Yu has been an executive director of Junee Limited (NASDAQ: JUNE), a company listed on the Nasdaq Capital Market.

Mr. Yu obtained a Bachelor of Business Administration (Hons) in Accounting & Finance from the Hong Kong Polytechnic University in October 2011. He was admitted as a member of the Hong Kong Institute of Certified Public Accountants in July 2015.

Hiu Wah, LI is a Director of the Company. Ms. Li has over 15 years of experience in the accounting and financing industry. Ms. Li has been an assistant manager of Peterson Group Management Ltd. since August 2023. Ms. Li was the regional P2P lead of Informa Markets Asia Ltd. from September 2022 to July 2023. Ms. Li was an accounting manager of Fendi Asia Pacific Ltd. from December 2021 to September 2022. Ms. Li was an accounts payable manager, APAC of Under Armour Asia Ltd from October 2020 to December 2021. Ms. Li was a finance manager of Kering Eyewear APAC Ltd from July 2019 to September 2020. Ms. Li was in Jewelex HK Ltd from February 2007 to March 2019, with her last position as finance manager. Ms. Li obtained a bachelor of professional accounting from the Hong Kong Metropolitan University (formerly known as the Open University of Hong Kong) in 2012. Ms. Li is a member of the Hong Kong Institute of Certified Public Accountant.

Ho Wa, CHA is a Director of the Company. Mr. Cha has over 6 years of experience in the legal industry. Mr. Cha has been a consultant of Messrs. Eddie Lee & Co., Solicitors since April 2023. Mr. Cha was an assistant solicitor of Messrs. Peter K.S. Chan & Co. from November 2018 to March 2021 and was a partner from April 2021 to March 2023. Since February 2024, Mr. Cha has been an independent non-executive director of WK Group (Holdings) Limited (HKEx: 2535), a company listed on the Stock Exchange of Hong Kong Limited. From September 2023 to July 2024, Mr. Cha was an independent non-executive director of Ficus Technology Holdings Limited (HKEx: 8107), a company listed on the GEM of the Stock Exchange of Hong Kong Limited. From December 2020 to September 2021, Mr. Cha was an independent non-executive director of Century Energy International Holdings Limited (HKEx: 8132), a company listed on the GEM of the Stock Exchange of Hong Kong Limited. Mr. Cha obtained a bachelor of arts from the Chinese University of Hong Kong in 2013, and further obtained a degree of Juris Doctor and a Postgraduate Certificate in Laws from the Chinese University of Hong Kong in 2015 and 2016, respectively. Mr. Cha was admitted as a solicitor of the High Court of Hong Kong in 2019 and has been a practicing solicitor since then.

Family Relationship

There are no family relationships among our directors and executive officers.

6.B. Compensation

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate, basis. For the fiscal years ended March 31, 2025, 2024 and 2023, we paid an aggregate compensation of HK$1,716,329 (approximately US$220,260), HK$686,000 (approximately US$87,654) and HK$978,000 (approximately US$124,726), respectively, to our executive officers and directors. We have not set aside any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

6.C. Board Practices

Corporate Governance Practices

Foreign Private Issuer

We qualify as a “foreign private issuer” under the SEC rules and Nasdaq rules. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our Class A Ordinary Shares.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), except that we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), including having committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). The exemptions are subject to our disclosure of which requirements we are not following and the equivalent Cayman Islands requirements. Below are some of the exemptions afforded to foreign private issuers under the Nasdaq rules:

●	Exemption from the requirement that we disclose within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

●	Exemption from the requirement that our board of directors be composed of independent directors.

●	Exemption from the requirement that our audit committee have a minimum of three members.

●	Exemption from the requirement that we hold annual shareholders’ meetings.

●	Exemption from the requirement that our board of directors have a remuneration committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirement that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors and governed by a formal written charter or board resolution, as applicable, addressing the nomination process as adopted.

We intend to comply with all of the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We also intend to comply with Cayman Islands corporate governance requirements under the Companies Act applicable to us at the same time. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

We have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Board of Directors

Our board of directors consist of four directors. A director who is, directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company shall declare the nature of his or her interest at a meeting of our directors. Subject to the Nasdaq Listing Rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein provided the director discloses to his fellow directors the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our Company to issue debentures, debenture stock, bonds, and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors have a service contract with us that provides for benefits upon termination of service.

We recognize the importance and benefit of having a board of directors composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members with respect to attributes such as gender, ethnicity and other factors. In support of this goal, we will consider criteria that promote diversity, including with regard to gender, ethnicity, and other dimensions; and consider the level of representation of women on our board of directors along with other markers of diversity.

Committees of the Board of Directors

A company of which more than 50% of the voting power held by a single entity is considered a “controlled company” under the Nasdaq rules. A controlled company is not required to comply with the Nasdaq corporate governance rules requiring a board of directors to have a majority of independent directors to have independent audit, compensation, and nominating and corporate governance committees. We are a “controlled company” as defined under the Nasdaq rules.

We established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.

Our audit committee consist of Mr. Chun Kit Yu, Ms. Hiu Wah Li, and Mr. Ho Wa Cha. Mr. Chun Kit Yu is the chairperson of our audit committee. We have determined that each of our audit committee members satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Chun Kit Yu as a person who has the following attributes: understanding of GAAP and financial statements, ability to assess the application of GAAP for accounting estimates, accruals and reserves, experience with financial statements, understanding of internal controls and knowledge of audit committee functions that qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related-party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.

Our compensation committee consist of Mr. Chun Kit Yu, Ms. Hiu Wah Li, and Mr. Ho Wa Cha. Ms. Hiu Wah Li is the chairman of our compensation committee. We have determined that each of our compensation committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

●	selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee consist of Mr. Chun Kit Yu, Ms. Hiu Wah Li, and Mr. Ho Wa Cha. Mr. Ho Wa Cha is the chairman of our nominating and corporate governance committee. We have determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically in regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company. These include, among others (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, our directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our Amended Memorandum and Articles, as amended from time to time. Our Company has the right to seek damages if a duty owed by any of our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

As set out above, our directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Amended Memorandum and Articles, as amended from time to time or alternatively by shareholder approval at general meetings.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares (including Class A Ordinary Shares) in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of our shareholders, unless the director is appointed on such express terms that he or she shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period. A director will cease to be a director automatically if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally, (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to our company, or (iv)is removed from office pursuant to our articles of association.

Our officers are selected by and serve at the discretion of our board of directors.

Employment Agreements with Executive Officers

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specific time period. We may terminate employment for cause for certain acts of executive officers, such as commission of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. We may also terminate an executive officer’s employment without cause upon a three-month advance written notice. An executive officer may resign anytime with a three-month advance written notice.

Each executive officer has agreed to hold, during his or her employment and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations.

We entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such person in connection with claims made by reason of their being a director or officer of our company.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our board. We also achieved gender diversity by having one female director out of the total of five directors (including independent directors). Our board is well balanced and diversified in alignment with the business development and strategy of the Company.

6.D. Employees

We have 127 employees as of March 31, 2025. The following table sets forth the numbers of our employees categorized by function as of March 31, 2025:

	As of March 31, 2025
Functions	Number	% of Total Employees
Management	5	3.9
Project supervision	26	20.5
Safety supervision	3	2.4
Quantity surveyors	14	11.0
Finance and administration	5	3.9
Site workers	74	58.3
Management	127	100.0

We consider that we have maintained a good relationship with our employees and have not experienced any significant disputes with our employees or any disruption to our operations due to any labor disputes. In addition, we have not experienced any difficulties in the recruitment and retention of experienced core staff or skilled personnel.

Our remuneration package includes salary and discretionary bonuses. In general, we determine employees’ salaries based on their qualifications, position and seniority. In order to attract and retain valuable employees, we review the performance of our employees annually which will be taken into account in annual salary review and promotion appraisal. We provide a defined contribution to the Mandatory Provident Fund as required under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) for our eligible employees in Hong Kong.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Shares as of the date of this report by our officers, Directors and 5% or greater beneficial owners of our Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Shares. Holders of our Class A Ordinary Shares are entitled to one (1) vote per share and holders of our Class B Ordinary Shares are entitled to twenty (20) votes per share. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. In no event shall Class B Ordinary Shares be convertible into Class A Ordinary Shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Class A Ordinary Shares Beneficially Owned(3)		Class B Ordinary Shares Beneficially Owned(3)		Approximate percentage of Voting rights
Name of Beneficial Owners(1)	Number	%	Number	%	%
Directors and Executive Officers:
Ngo Chiu, LAM(1)	18,818,550	66.66	1,995,000	100	86.19
Chun Man, LO	—	—	—	—	—
Chun Kit, YU	—	—	—	—	—
Hiu Wah, LI	—	—	—	—	—
Ho Wa, CHA	—	—	—	—	—
All directors and executive officers as a group	18,818,550	66.66	1,995,000	100	86.19

5% shareholders:
Supreme Development (BVI) Holdings Limited(1)	18,818,550	66.66	1,995,000	100	86.19

(1)	Supreme Development (BVI) Holdings Limited is wholly owned and beneficially owned by Mr. Ngo Chiu LAM, our Chief Executive Officer and the Chair of the Board.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

The following is a summary of transactions for and the three years ended March 31, 2025 and up to the date of this report to which we have been a party and in which any members of our Board of Directors, any Executive Officers, or Controlling Shareholders had, has or will have a direct or indirect material interest, other than compensation arrangements which are described under Item 6.B. Compensation.

The following is a list of related parties which the Company has transactions with:

(a)	Mr. Ngo Chiu Lam, a director of the Company.

(b)	Kin Chiu Development Company Limited, controlled by Mr. Ngo Chiu Lam

(c)	KC-CRFG JV, a joint venture

(d)	KC-Glory JV, a joint venture

(e)	KC-Geotech JV, a joint venture

a. Due to (from) related parties

As of March 31, 2025, 2024 and 2023, the balances of due to (from) related parties were as follows:

		March 31, 2025	March 31, 2024	March 31, 2023
Due to (from) related parties
Mr. Ngo Chiu Lam (a)	(1)	$617,944	$203,990	$2,129,097
KC-CRFG JV (c)	(1)	184,019	91,719	155,627
KC-Glory JV (d)	(1)	320,278	318,436	318,125
KC-Geotech JV (e)	(1)	237,783	242,870	142,732
		$1,360,024	$857,015	$2,745,581

(1)	The balance represented the advances from/to the director, a related company and joint ventures. The amounts were unsecured, interest-free and repayable on demand.

b. Accounts receivable, net

As of March 31, 2025, 2024 and 2023, the balances of accounts receivable, net from joint venture were as follows:

	March 31, 2025	March 31, 2024	March 31, 2023
Accounts receivable, net
KC-Glory JV (d)	$1,363,542	$1,493,591	$355,693
	$1,363,542	$1,493,591	$355,693

c. Contract assets, net

	March 31, 2025	March 31, 2024	March 31, 2023
Contract assets, net
KC-CRFG JV (c)	$303,585	$257,698	$202,553
KC-Glory JV (d)	177,965	194,943	1,002,982
KC-Geotech JV (e)	42,600	41,480	50,911
	$524,150	$494,121	$1,256,446

d. Contract liabilities

As of March 31, 2025, 2024 and 2023, the balances of contract liabilities from joint ventures were as follows:

	March 31, 2025	March 31, 2024	March 31, 2023
Contract liabilities
KC-CRFG JV (c)	$359,629	$536,341	$658,339
KC-Geotech JV (e)	—	—	18,130
	$359,629	$536,341	$676,469

e. Related party transactions

	Year ended March 31, 2025	Year ended March 31, 2024	Year ended March 31, 2023
Provision of construction services
KC-CRFG JV (c)	$4,695,289	$6,884,950	$8,937,204
KC-Glory JV (d)	—	338,800	2,888,169
KC-Geotech JV (e)	622	2,301,097	3,939,946
	$4,695,911	$9,524,847	$15,765,319

	Year ended March 31, 2025	Year ended March 31, 2024	Year ended March 31, 2023
Consultancy fee income
KC-CRFG JV (c)	$10	$35,736	$60,452
KC-Geotech JV (e)	44,399	63,658	78,910
	$44,409	$99,394	$139,362

g. Transfer of insurance plan

On March 20, 2025, a life insurance policy of US$1,381,153 was transferred from Kin Chiu Development Company Limited to the Company.

h. Assignment of borrowing

On December 20, 2024, HSBC issued banking facilities as working capital for Kin Chiu’s account in an aggregate amount not to exceed US$854,309 (HK$6,638,838). As of March 31, 2025, the outstanding of the loan is approximately US$812,442. There is no material covenant stated in this borrowing. The interest rate for the SME financing guarantee scheme is HIBOR (Hong Kong Interbank Offered Rate) + 1% per annum. The loan is secured by the life insurance policy from Mr. Ngo Chiu Lam and Ms. Po Lok Sze. The loan contains a repayment on demand clause.

Policies and Procedures for Related Party Transactions

Our Board of Directors established an audit committee, which is tasked with review and approval of all related party transactions.

7.C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

The financial statements as required under Item 17. “Financial Statements” are attached hereto and found immediately following the text of this report.

Legal Proceedings and Compliance

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. The Company is not and has not been a party to any litigation, arbitration or administrative proceedings that we believe would, individually or taken as a whole, have a material adverse effect on our business, financial condition or results of operations, and, insofar as we are aware, no such litigation, arbitration or administrative proceedings are pending, threatened, or contemplated.

Dividend Policy

We have no formal dividend policy. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our Class A Ordinary Shares is limited by various factors such as our future financial performance and bank covenants. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board of Directors may deem relevant.

8.A. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this report.

Item 9. The Offer and Listing

A. Offering and Listing Details

Our Class A Ordinary Shares are currently listed on The Nasdaq Capital Market under the symbol “SKBL.”

B. Plan of Distribution

Not applicable.

C. Markets

Please refer to Item 9.A. “Offer and Listing Details” above.

D. Selling Shareholders

Not applicable.

E. Dilution

Since our initial public offering, we have not issued any additional Ordinary Shares nor granted any options, convertible instruments, or other equity-linked securities. Accordingly, no dilution occurred during the fiscal year ended March 31, 2025, and there are no material dilution events to report as of the date of this annual report.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

10.A. Share Capital

The share capital of the Company consists of Ordinary Shares. As of the date hereof, our authorized share capital is US$50,000 divided into 5,000,000,000 Ordinary Shares of par value US$0.00001 each, comprising of (i) 4,950,000,000 Class A Ordinary Shares of nominal or par value of US$0.00001 each, and (ii) 50,000,000 Class B Ordinary Shares of nominal or par value US$0.00001 each. As of the date of this report, 28,230,000 Class A Ordinary Shares and 1,995,000 Class B Ordinary Shares were issued and outstanding.

10.B. Memorandum and Articles of Association

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, the Companies Act (Cayman) and the common law of the Cayman Islands.

Objects of our Company. Under our second amended and restated memorandum and articles of association, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Our authorized share capital is US$50,000 divided into 5,000,000,000 Ordinary Shares of par value US$0.00001 each, comprising of (i) 4,950,000,000 Class A Ordinary Shares of nominal or par value of US$0.00001 each, and (ii) 50,000,000 Class B Ordinary Shares of nominal or par value US$0.00001 each. All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form.

Conversion. Class B Ordinary Shares cannot be converted into Class A Ordinary Shares under any circumstances and Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors out of our funds which are lawfully available for that purpose. In addition, our Shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or the credit standing in our Company’s share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company.

Holders of our Ordinary Shares may vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Subject to any rights or restrictions as to voting attached to any shares, on a poll every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one vote for each Class A Ordinary Share and 20 votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder.

Voting at any meeting of shareholders is by a poll. A poll shall be taken in such manner as the chairman of the meeting directs. He may appoint scrutineers (who need not be shareholders) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a virtual meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Any ordinary resolution is a resolution passed by a simple majority of the votes by the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a written resolution signed by the required majority of shareholders according to the amended articles. Any special resolution is a resolution of a general meeting or a resolution of a meeting of the holders of any class of ordinary shares in a class meeting duly constituted in accordance with the amended articles in each case passed by a majority of not less than two-thirds of the votes by the shareholders as being entitled to do so vote in person or by proxy at that meeting. The expression includes a unanimous written resolution signed by all of the shareholders entitled to vote at such meeting.

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of the Company.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the second amended and restated memorandum and articles of association or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our second amended and restated memorandum and articles of association provide that we may (but are not obliged to, unless required by the Nasdaq Listing Rules), in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the board of directors, in accordance with the amended articles. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting.

Advance notice of at least five clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our Shareholders. A quorum required for a meeting of shareholders consists of at least one holder of Shares being not less than an aggregate of one-third of all votes attaching to all Shares in issue and entitled to vote in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.

A majority of our directors may call general meetings and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of our Company. A shareholders’ requisition is a request of one or more shareholders holding as at the date of deposit of the request in aggregate not less than ten percent of the voting rights (on a one vote per share basis) in the share capital of the Company. The requisition must state the objects of the meeting and must be signed by or on behalf of each requisitioner and delivered in accordance with the notice provisions of our second amended and restated articles of association. If our directors do not within 21 clear days from the receipt of the requisition duly proceed to convene a general meeting, the requisitioners, or any of them may themselves convene a general meeting, but any meeting so convened must be called no later than three months after the expiration of the said 21 calendar day period.

Winding Up; Liquidation. If we are wound up the shareholders may, subject to the amended articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and/or

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Subject to the terms of the allotment, our directors may from time to time make calls upon our shareholders in respect of any moneys unpaid on their shares in a notice served to such shareholders at least 14 clear days in advance specifying the time and place for payment. Any Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.Redemption, Repurchase and Surrender of

Redemption, Repurchase and Surrender of Shares. Subject to the terms of the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, we may by our directors: (i) issue shares that are to be redeemed or liable to be redeemed, at the option of us or the shareholders holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares; (ii) with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at the option of us on the terms and in the manner which the directors determine at the time of such variation; and (iii) purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase. . Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Transfer of Ordinary Shares. Provided that such transfer complies with applicable Nasdaq Listing Rules, our shareholders may freely transfer shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the Nasdaq Listing Rules or in any other form approved by our directors, executed where the shares are fully paid, by or on behalf of that shareholder; and where the shares are partly paid, by or on behalf of that shareholder and the transferee.

Where the shares of any class in question are not listed on any stock exchange or subject to the rules of any stock exchange, our directors may in their absolute discretion decline to register any transfer of such shares which are not fully paid up or on which our Company has a lien.

Our board of directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	the shares transferred are fully paid up and free of any lien in favor of the Company;

●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of Nasdaq and on 14 clear days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 clear days in any year.

Variations of Rights of Shares. If at any time our share capital is divided into different classes of shares, unless the terms on which a class of shares was issued state otherwise, the rights attached to any such class may only be varied with: (a) the consent in writing of the holders of two-thirds of the issued shares of that class or (b) with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with them.

Inspection of Books and Records. Holders of our Ordinary Shares have no general right under our amended articles to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Issuance of Additional Shares.

Our second amended and restated memorandum and articles of association authorize our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares.

Issuance of additional Ordinary Shares may dilute the voting power of holders of Ordinary Shares.

Anti-Takeover Provisions. Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable. Our authorized, but unissued Ordinary Shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise addition capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Ordinary Shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exempted Company.

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may not issue negotiable or bearer shares, but may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Nomination and Removal of Directors and Filling Vacancies on Board.    At any time or from time to time, the Board shall have the power to appoint any person as a Director either to fill a casual vacancy on the Board or as an additional Director to the existing Board subject to any maximum number of Directors, if any, as may be determined by the members in general meeting.

Each Director shall hold office for the term, if any, fixed by the terms of his appointment or until his office is vacated pursuant to the second amended and restated memorandum and articles of association.

A Director is not required to hold any shares in the company by way of qualification nor is there any specified upper or lower age limit for Directors either for accession to or retirement from the Board.

A Director may be removed by an ordinary resolution of the company before the expiration of his term of office (if any).

The office of a Director shall be vacated if he:

(i)	is prohibited by the law of the Cayman Islands from acting as a director; or

(ii)	is made bankrupt or makes an arrangement or composition with his creditors generally; or

(iii)	resigns his office by notice to the Company; or

(iv)	only held office as a director for a fixed term and such term expires; or

(v)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; or

(vi)	is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); or

(vii)	is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(viii)	without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months.

From time to time the Board may appoint one or more of its body to be managing director, joint managing director or deputy managing director or to hold any other employment or executive office with the company for such period and upon such terms as the Board may determine, and the Board may revoke or terminate any of such appointments. The Board may also delegate any of its powers to committees consisting of such Director(s) or other person(s) as the Board thinks fit, and from time to time it may also revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed upon it by the Board.

10.C. Material Contracts

We have not entered into any material contracts other than (a) in the ordinary course of business, (b) those described in “Item 4. Information on the Company”, “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F, and (c) those filed as exhibits in the Registration Statement on Form F-1 filed by the Company with the SEC on February 26, 2025.

10.D. Exchange Controls

The Cayman Islands and Hong Kong currently have no exchange control restrictions.

10.E. Taxation

The following are material tax considerations relevant to an investment in our Class A Ordinary Shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding Cayman Islands, Hong Kong, U.S. federal, state and local, and non-U.S. tax consequences of owning and disposing of our Ordinary Shares in their particular circumstances.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

Hong Kong Taxation Considerations

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as our Ordinary Shares. Generally, gains arising from disposal of the Class A Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses. In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their Ordinary Shares or with respect to the receipt of dividends on their Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Class A Ordinary Shares exists between Hong Kong and the United States.

Stamp duty

Hong Kong stamp duty is generally payable on the transfer of “Hong Kong stocks”. The term “stocks” refers to shares in companies incorporated in Hong Kong, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, and includes shares. However, our Class A Ordinary Shares are not considered “Hong Kong stocks” under the SDO since the transfer of the Class A Ordinary Shares are not required to be registered in Hong Kong given that the books for the transfer of Class A Ordinary Shares are located in the United States. The transfer of Ordinary Shares is therefore not subject to stamp duty in Hong Kong. If Hong Kong stamp duty applies, both the purchaser and the seller are liable for the stamp duty charged on each of the sold note and bought note at the ad valorem rate of 0.1% on the higher of the consideration stated on the contract notes or the fair market value of the shares transferred. In addition, a fixed duty, currently of HK$5.00, is payable on an instrument of transfer.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of Ordinary Shares whose death occurs on or after February 11, 2006.

Certain Mainland China Tax Laws and Regulations Consideration

The Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (“Double Tax Avoidance Arrangement”)

The National People’s Congress of the PRC enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and last amended on December 29, 2018. According to Enterprise Income Tax Law and the Regulation on the Implementation of the Enterprise Income Tax Law, or the Implementing Rules, which became effective on January 1, 2008 and further amended on April 23, 2019, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in Mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding arrangement. According to the Notice of the State Administration of Taxation (“SAT”) on Negotiated Reduction of Dividends and Interest Rates issued on January 29, 2008, revised on February 29, 2008, and the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or Double Tax Avoidance Arrangement, the withholding tax rate in respect of the payment of dividends by a Mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the Mainland China enterprise and certain other conditions are met, including: (i) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the Mainland China resident enterprise; and (ii) the Hong Kong enterprise must have directly owned such required percentage in the Mainland China resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such Mainland China tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the SAT on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

We are a holding company incorporated in the Cayman Islands with all our operations conducted and all revenue generated by our Operating Subsidiary in Hong Kong. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and none of our subsidiaries directly or indirectly holds any interests in any enterprises in Mainland China. We believe neither the Company, nor its subsidiaries, are subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business or operations.

Enterprise Income Tax Law

The Enterprise Income Tax Law and the Implementing Rules impose a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises in Mainland China, except where tax incentives are granted to special industries and projects. Under the Enterprise Income Tax Law, an enterprise established outside PRC with “de facto management bodies” within Mainland China is considered a “resident enterprise” for Mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT and last amended on December 29, 2017 and the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions promulgated by the SAT on January 29, 2014 set out the standards used to classify certain Chinese invested enterprises controlled by Mainland China enterprises or Mainland China enterprise groups and established outside of China as “resident enterprises”, which also clarified that dividends and other income paid by such Mainland China “resident enterprises” will be considered Mainland China source income and subject to Mainland China withholding tax, currently at a rate of 10%, when paid to non-Mainland China enterprise shareholders. This notice also subjects such Mainland China “resident enterprises” to various reporting requirements with the Mainland China tax authorities. Under the Implementing Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, issued by the SAT, on December 10, 2009, and partially replaced and supplemented by the rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the SAT, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a Mainland China establishment, the relevant gain is to be regarded as effectively connected with the Mainland China establishment and therefore included in its enterprise income tax filing, and would consequently be subject to enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a Mainland China establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments bears the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

We are a holding company incorporated in the Cayman Islands with all our operations conducted and all revenue generated by our Operating Subsidiary in Hong Kong. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and none of our subsidiaries directly or indirectly holds any interests in any enterprises in Mainland China. We believe neither the Company, nor its subsidiaries, are subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business or operations.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares. This summary applies only to U.S. Holders that hold our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	the Company’s officers or directors;

●	holders who are not U.S. Holders;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such entities.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

PERSONS CONSIDERING AN INVESTMENT IN OUR CLASS A ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS AND NON-U.S. TAX LAWS.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our Class A Ordinary Shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A Ordinary Shares would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares. Dividends received on our Class A Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the Class A Ordinary Shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in offering securities. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Class A Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statements by Experts

Not applicable.

10.H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

10.I. Subsidiary Information

Please see Item 4.C. “Information on the Company – Organizational structure” above.

10.J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Concentration Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents, accounts receivable, and contract assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and cash equivalents with financial institutions located in Hong Kong. As of March 31, 2025, 2024 and 2023, US$718,625, US$323,595 and US$1,562,229 were deposited with financial institutions located in Hong Kong. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of US$102,828 (HK$800,000). Otherwise, these balances are not covered by insurance. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the years ended March 31, 2025, 2024 and 2023, all of the Company’s assets were located in Hong Kong and all of the Company’s revenue was derived from its subsidiaries located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

During the fiscal year ended March 31, 2025, (i) there were five customers that generated income which accounted for over 10% of the total revenue generated for that year; and (ii) there was three subcontractors that accounted for over 10% of the total purchases for that year.

During the fiscal year ended March 31, 2024, (i) there were four customers that generated income which accounted for over 10% of the total revenue generated for that year, and (ii) there was one subcontractor that accounted for over 10% of the total purchases for that year.

During the fiscal year ended March 31, 2023, (i) there were two customers that generated income which accounted for over 10% of the total revenue generated for that year; and (ii) there was two subcontractors that accounted for over 10% of the total purchases for that year.

As of March 31, 2025, (i) there were five customers which accounted for over 10% of our accounts receivable; and (ii) there was two suppliers or subcontractors which accounted for over 10% of the total consolidated accounts payable.

As of March 31, 2024, (i) there were three customers which accounted for over 10% of the consolidated accounts receivable; and (ii) there was one supplier which accounted for over 10% of the total consolidated accounts payable.

As of March 31, 2023, (i) there were three customers which accounted for over 10% of our accounts receivable; and (ii) there was no supplier or subcontractor which accounted for over 10% of the total consolidated accounts payable.

Credit Risk

For the credit risk related to accounts receivable, our Group performs periodic credit evaluations of our customers’ financial condition and generally does not require collateral. Our Group establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers, and other information. The allowance amounts were immaterial for all periods presented. Our management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Application for progress payment of contract works is made on a regular basis. Our Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the Directors.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We are exposed to floating interest rate risk on cash deposits and floating rate bank borrowings. Our Group has not used any derivative financial instruments to manage the interest risk exposure. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by our Group at the end of the reporting period, the impact on our profit after tax is estimated as an annualized impact on interest expense or income of such a change in interest rates.

Liquidity Risk

Liquidity risk is the risk that our Company will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. We will make the maximum effort to maintain sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Typically, we have sufficient cash on demand to meet expected operational expenses for a period of 30 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Labor Price Risk

Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits, and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition, and results of operations may be materially and adversely affected.

Inflation Risk

Our Company monitors changes in price levels. Historically inflation has not materially affected our business or the results of our operations. However, significant increases in the price of raw materials and labor that cannot be passed to our customers could adversely impact our results of operations.

Currency Risk

Our Group’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities. Our Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to USD is not significant as HK$ is pegged to US$.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

For the period from December 31, 2024, the date that the Company’s Registration Statement on Form F-1 (File Number: 333-282720) relating to the IPO was declared effective by the SEC, to the date of this report, out of the net proceeds of approximately US$5.5 million received from the IPO, we used (i) approximately US$0.2 million for hiring additional staff; (ii) approximately US$1.1 million for acquiring machinery; (iii) approximately US$1.0 million for enhancing our brand; and (iv) approximately US$2.2 million for working capital and other general corporate purposes. There is no material change in the use of proceeds as described in the Registration Statement. We intend to use the remainder of the proceeds from the IPO for global expansion, talent acquisition and growth, digitalization and improvement of IT and further development of digital products, and working capital, capital towards diversification, corporate strengthening and other general corporate purposes, as disclosed in our registration statements on Form F-1.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of March 31, 2025 and March 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert

Our board of directors has determined that Mr. Chun Kit Yu, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company.

Item 16B. Code of Ethics

We have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Item 16C. Principal Accountant Fees and Services

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered SRCO, C.P.A., Professional Corporation, our independent registered public accounting firm, for the years indicated.

	2024	2025
	USD	USD

Services
Audit Fees(1)	-	445,000
Audit-Related Fees(2)	-	10,000
Other Fees(3)	-	25,450
Total	-	480,450

(1)	Audit Fees. Audit fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual consolidated financial statements, review of the interim financial information and review of documents filed with the SEC.

(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for the assurance and related services rendered by our auditor, which were not included under Audit Fees above.

(3)	Other Fees. Other fees mean the aggregate fees incurred from professional services rendered by our auditor other than services included under Audit Fees, Audit-related Fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services, as described above.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

We are listed on the Nasdaq Capital Market. As such, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We endeavor to comply with the Nasdaq corporate governance practices and there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies. However, if we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

We have adopted an insider trading policy and procedures applicable to all directors, executive officers and employees of us and our subsidiaries, and certain of their family members and controlled entities, and have implemented processes for us that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the Nasdaq Capital Market listing standards. Our insider trading policy prohibits insider trading when a person covered by the policy is aware of material nonpublic information and restricts trading in our securities during predetermined blackout periods, among other things. In addition, our insider trading policy requires pre-clearance of transactions in our securities. The foregoing summary of our insider trading policy and procedures does not purport to be complete and is qualified by reference insider trading policy which is filed as Exhibit 11.2 to this Annual Report.

Item 16K. Cybersecurity

Cybersecurity Governance

The Board of Directors has primary oversight responsibility for managing cybersecurity risks within the organization. At the management level, the Chief Executive Officer and the Chief Financial Officer are responsible for assessing and addressing material cybersecurity risks and incidents. They regularly engage with our IT service provider and business operations teams to review cybersecurity performance metrics, identify top risks, and evaluate the progress of cybersecurity programs and initiatives.

As of the date of this report, the Company has not encountered any cybersecurity incidents deemed material to the Company as a whole.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements are included at the end of the annual report.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Second Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)
2.1	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)
2.4*	Description of Securities
4.1	Underwriting Agreement dated January 23, 2025 between the Registrant and Dominari Securities LLC, as representative of the underwriters named therein (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by the Registrant with the SEC on January 24, 2025)
4.2	Employment Agreement between the Registrant and Mr. Ngo Chiu, LAM, Registrant’s director, Chief Executive Officer and Chair of the Board (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)
4.3	Employment Agreement between the Registrant and Mr. Chun Man, LO, Registrant’s Chief Financial Officer (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)
4.4	Form of Independent Director Agreement by and between the registrant and its Independent Director (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)
4.5	Tenancy Agreement of Office A, 15/F, Tower A, Capital Tower, No. 38 Wai Yip Street, Kowloon Bay, Hong Kong (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)
4.6	Tenancy Agreement of Private Car Parking Space No. P156 & P157 on Lower G/F, Unit 7 & 8 on 15th Floor of Tower One, Ever Gain Plaza, No. 88 Container Port Road, Kwai Chung, New Territories (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)
8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)
11.2*	Insider Trading Policy
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97*	Clawback Policy
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Skyline Builders Group Holding Limited

/s/ Ngo Chiu Lam
Ngo Chiu Lam
Chief Executive Officer and Director

Date: August 7, 2025

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Skyline Builders Group Holding Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Skyline Builders Group Holding Limited and its subsidiaries (the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2025, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2024.	/s/ SRCO, C.P.A., Professional Corporation
Amherst, NY	SRCO, C.P.A., Professional Corporation
August 7, 2025	CERTIFIED PUBLIC ACCOUNTANTS

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Consolidated Balance Sheets
As of March 31, 2025 and 2024

(Expressed in United States Dollars (“US$”))

	As of March 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	718,625	323,595
Accounts receivable, net (Note 3)	10,032,305	3,815,714
Contract assets, current portion (Note 4)	4,636,670	8,719,395
Prepayments and other current assets (Note 5)	7,020,687	3,259,382
Total current assets	22,408,287	16,118,086

Non-current assets:
Equity method investments (Note 6)	1,324,129	1,311,010
Property, plant and equipment, net (Note 7)	241,809	595,169
Finance lease right-of-use assets, net (Note 8)	87,385	270,712
Operating lease right-of-use assets, net (Note 8)	162,886	423,157
Life insurance policy, cash surrender value (Note 9, 11, 13(g))	1,390,388	429,842
Contract assets, net of current portion (Note 4)	1,029,078	1,350,413
Deposits for acquisition of plant and equipment (Note 5)	1,784,389	—
Deferred tax assets (Note 12)	65,241	13,813
TOTAL ASSETS	$28,493,592	$20,512,202

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,797,735	2,032,246
Contract liabilities (Note 4)	2,322,911	1,144,047
Bank and other borrowings (Note 11)	12,044,435	10,928,069
Finance lease liabilities, current portion (Note 8)	56,795	184,280
Operating lease liabilities, current portion (Note 8)	115,372	240,871
Due to related parties (Note 13)	1,360,024	857,015
Accrued expenses and other current liabilities (Note 10, 15)	1,770,319	1,429,223
Income tax payable (Note 12)	372,816	317,402
Total current liabilities	19,840,407	17,133,153

Non-current liabilities:
Finance lease liabilities, net of current portion (Note 8)	—	56,469
Operating lease liabilities, net of current portion (Note 8)	26,700	141,254
Other long-term liabilities, net of current portion (Note 15)	34,362	139,571
TOTAL LIABILITIES	19,901,469	17,470,447

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Consolidated Balance Sheets — (continued)
As of March 31, 2025 and 2024
(Expressed in United States Dollars (“US$”))

	As of March 31,
	2025	2024
SHAREHOLDERS’ EQUITY
Class A Ordinary shares, 4,950,000,000 shares authorized, par value US$0.00001 each, 28,230,000 and 26,505,000 Class A ordinary shares issued and outstanding as of March 31, 2025 and 2024, respectively (Note 14)	282	265
Class B Ordinary shares, 50,000,000 shares authorized, par value US$0.00001 each, 1,995,000 Class B ordinary shares issued and outstanding as of March 31, 2025 and 2024 (Note 14)	20	20
Additional paid-in capital	5,764,699	957,394
Retained earnings	2,821,784	2,094,337
Accumulated other comprehensive income (losses)	5,338	(10,261)
Total shareholders’ equity	8,592,123	3,041,755
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$28,493,592	$20,512,202

Commitments (Note 16)
Contingencies (Note 16)
Subsequent Events (Note 18)

See accompanying notes to consolidated financial statements.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Operations and Comprehensive Income
For the Years Ended March 31, 2025 and 2024
(Expressed in United States Dollars (“US$”))

	Years Ended March 31,
	2025	2024	2023
Revenues (Note 13(e))	$46,009,519	$48,821,619	$44,555,081
Cost of revenue	(43,090,207)	(45,928,093)	(43,332,532)
Gross profit	2,919,312	2,893,526	1,222,549

Operating expenses:
General and administrative expenses	(1,360,051)	(1,040,245)	(785,244)
Allowance for expected credit losses	(5,315)	(197,527)	418,922
Total operating expenses	(1,365,366)	(1,237,772)	(366,322)

Income from operations	1,553,946	1,655,754	856,227

Other (expense)/income
Interest expense	(891,379)	(733,220)	(354,125)
Other income, net (Note 13(e))	238,677	191,892	610,036
Total other (expense)/ income, net	(652,702)	(541,328)	255,911

Income before income taxes and equity in net income/(losses) of affiliates	901,244	1,114,426	1,112,138

Income tax expense (Note 12)	(179,325)	(150,734)	(116,641)
Income before equity in net income/(losses) of affiliates	721,919	963,692	995,497

Equity in net income/(losses) of affiliates (Note 6)	5,528	(33,780)	(115,943)

Net income	$727,447	$929,912	$879,554
Other comprehensive income
Foreign currency translation adjustment	15,599	9,138	(5,798)
Comprehensive income	$743,046	$939,050	$873,756

Earnings per share – Basic and Diluted	$0.025	$0.033	$0.031
Weighted average shares outstanding – Basic and Diluted	28,812,740	28,500,000	28,500,000

See accompanying notes to consolidated financial statements.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Shareholders’ Equity
For the Years Ended March 31, 2025 and 2024
(Expressed in United States Dollars (“US$”))

	Class A Ordinary Shares		Class B Ordinary Shares		Additional	Accumulated other
	No. of shares	Amount	No. of shares	Amount	paid-in- capital	comprehensive (loss) income	Retained earnings	Total
Balance as of April 1, 2022	26,505,000	$265	1,995,000	$20	$957,394	$(13,601)	$834,392	$1,778,470
Net income	—	—	—	—	—	—	879,554	879,554
Foreign currency translation adjustment	—	—	—	—	—	(5,798)	—	(5,798)
Balance as of March 31, 2023	26,505,000	$265	1,995,000	20	957,394	$(19,399)	1,713,946	$2,652,226
Net income	—	—	—	—	—	—	929,912	929,912
Foreign currency translation adjustment	—	—	—	—	—	9,138	—	9,138
Dividend declared (Note 14)	—	—	—	—	—	—	(549,521)	(549,521)
Balance as of March 31, 2024	26,505,000	$265	1,995,000	$20	$957,394	$(10,261)	2,094,337	$3,041,755
Net income	—	—	—	—	—	—	727,447	727,447
Foreign currency translation adjustment	—	—	—	—	—	15,599	—	15,599
Issue of shares pursuant to IPO, net of offering costs (Note 14)	1,725,000	17	—	—	4,807,305	—	—	4,807,322
Balance as of March 31, 2025	28,230,000	$282	1,995,000	$20	$5,764,699	$5,338	$2,821,784	$8,592,123

See accompanying notes to consolidated financial statements.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Years Ended March 31, 2025 and 2024
(Expressed in United States Dollars (“US$”))

	Years Ended March 31,
	2025	2024	2023
Cash flows from operating activities:
Net income	727,447	929,912	879,554
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	802,930	1,122,490	1,068,682
(Loss)/gain on disposal of property, plant and equipment	(9,950)	2,555	36,479
(Allowance for)/Reversal of expected credit losses	5,315	197,527	(418,922)
Change in cash surrender of life insurance policy	(8,186)	(13,626)	(13,689)
Equity in net (income)/losses of affiliates	(5,528)	33,780	115,943
Deferred income taxes	(51,267)	(116,475)	53,844
Change in operating assets and liabilities:
Accounts receivable	(2,220,351)	(1,794,055)	597,483
Contract assets	485,554	(5,048,269)	6,896,717
Prepayments and other current assets	(3,736,545)	467,095	450,574
Income tax payable	53,494	404,508	62,797
Accounts payable	(245,877)	324,198	(4,637,021)
Contract liabilities	1,170,396	217,410	(4,185,152)
Accrued expenses and other current liabilities	311,462	(417,736)	(166,469)
Operating lease liabilities	(283,956)	(387,848)	(358,506)
Due to related parties	85,143	(2,446,978)	1,670,567
Other long-term liabilities	(86,072)	17,680	51,538
Net cash (used in) provided by operating activities	(3,005,991)	(6,507,832)	2,104,419

Cash flows from investing activities:
Proceeds on disposal of life insurance policy	159,251	—	—
Sales proceeds from disposal of property, plant and equipment	10,164	—	—
Deposits paid for acquisition of plant and equipment	(1,781,573)	—	—
Purchase of property, plant and equipment	—	(59,717)	(195,709)
Net cash used in investing activities	(1,612,158)	(59,717)	(195,709)

Cash flows from financing activities:
Advanced to a director	(115,359)	—	—
Repayment of bank borrowings	(41,641,140)	(37,281,541)	(14,639,651)
Proceeds from bank borrowings	42,102,242	42,901,267	13,974,230
Proceeds from bank overdrafts	—	—	74,497
Repayment of bank overdrafts	—	(74,639)	—
Repayment of finance lease liabilities	(141,913)	(221,255)	(445,302)
Proceeds from issuance of shares pursuant to IPO	6,900,017	—	—
Payment for offering costs related to IPO	(2,092,695)	—	—
Net cash provided by (used in) financing activities	5,011,152	5,323,832	(1,036,226)

Foreign currency translation adjustment	2,027	5,083	(2,953)

Net change in cash and cash equivalents	395,030	(1,238,634)	869,531

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	323,595	1,562,229	692,698

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	718,625	323,595	1,562,229

Supplemental disclosure of cash flow information:
Interest paid	(891,379)	(733,220)	(116,642)
Income taxes (paid)/refund	(177,098)	135,417	—

Non-Cash Transactions:
Proceeds on disposal of life insurance policy in exchange for repayment of bank borrowings	271,586	—	—
Bank loans assumed on behalf of a related company (Note 13g)	851,718	—	—

See accompanying notes to consolidated financial statements.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024

(Expressed in United States Dollars (“US$”))

1. Organization and Business Description

Organization and Nature of Operations

Skyline Builders Group Holding Limited (“Skyline Group”) was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on June 25, 2024. It is a holding company with no business operation.

The Company conducts its primary operations through its indirectly wholly-owned subsidiary, Kin Chiu Engineering Limited (“Kin Chiu”), which is incorporated and domiciled in Hong Kong SAR; Kin Chiu principally engage in public civil engineering works, such as road and drainage works, in Hong Kong. It is the wholly-owned subsidiary of Skyline Builders (BVI) Holding Limited which was incorporated and is domiciled in British Virgin Islands (collectively, the “Company”).

The accompanying consolidated financial statements reflect the activities of the Company and the following entities:

Parent and subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Skyline Group	June 25, 2024	Cayman Islands	Parent	Investment holding
Skyline Builders (BVI) Holding Limited	June 27, 2024	British Virgin Islands	100%	Investment holding
Kin Chiu	April 24, 2012	Hong Kong	100%	Undertaking civil engineering works

The Company completed its initial public offering on the NASDAQ on January 23, 2025, issuing 1,500,000 ordinary shares at a price of US$4.00 per share. In addition, the Company entered into an underwriting agreement with the underwriter on January 23, 2025, which granted the underwriter a 45-day option to purchase up to an additional 225,000 ordinary shares at the public offering price of US$4.00 per share, less underwriting discounts, to cover any over-allotment. Subsequently, on February 6, 2025, the underwriter exercised the over-allotment option in full, purchasing an additional 225,000 ordinary shares at the public offering price of US$4.00 per share. The initial public offering and the exercise of the over-allotment option closed on February 6, 2025, with gross proceeds totaling US$6,900,000, before deducting underwriting discounts and offering expenses. The ordinary shares began trading on January 23, 2025 on The Nasdaq Capital Market and commenced trading under the ticker symbol “SKBL”.

Reorganization and Share Issuance

Skyline Group was an exempted company with limited liability incorporated under the laws of the Cayman Islands on June 25, 2024. The authorized share capital of Skyline Group is US$50,000 divided into 5,000,000,000 ordinary shares with a par value of US$0.00001. Upon inception, the sole shareholder of Skyline Group, Supreme Development (BVI) Holdings Limited, held 5,000,000,000 ordinary shares of Skyline Group.

Skyline Builders (BVI) Holding Limited was incorporated on June 27, 2024 under the laws of the British Virgin Islands, as an intermediate holding company. The sole shareholder of Skyline Builders (BVI) Holding Limited, Skyline Builders Group Holding Limited, holds 50,000 ordinary shares.

On July 24, 2024, Skyline Builders (BVI) Holding Limited acquired 7,450,000 shares, being the entire issued share capital, of Kin Chiu from Mr. Ngo Chiu Lam at the consideration of HK$1. Subsequent to the transfer, Kin Chiu became an indirect wholly-owned subsidiary of Skyline Group.

On July 24, 2024, Supreme Development (BVI) Holdings Limited proposed to surrender 4,973,495,000 ordinary shares to Skyline Group for cancellation, and Skyline Group approved the surrender and cancellation of such shares on the same day. Subsequent to the surrender, Skyline Group was wholly owned as to 26,505,000 ordinary shares by Supreme Development (BVI) Holdings Limited.

On July 24, 2024, Skyline Group passed board resolutions and shareholder resolutions to re-designate (a) 4,923,495,000 authorized but unissued ordinary shares of par value of US$0.00001 each into 4,923,495,000 Class A Ordinary Shares of par value of US$0.00001 each; and (b) 50,000,000 authorized but unissued ordinary shares of par value of US$0.00001 each into 50,000,000 Class B Ordinary Shares of par value of US$0.00001 each, and re-designated a total of 26,505,000 issued ordinary shares of par value of US$0.00001 owned by Supreme Development (BVI) Holdings Limited) each into 26,505,000 Class A ordinary shares of par value of US$0.00001 each. Subsequent to the re-designation, Skyline Group was owned as to 26,505,000 Class A Ordinary Shares by Supreme Development (BVI) Holdings Limited. Simultaneously, Skyline Group issued 1,995,000 Class B ordinary shares of par value of US$0.00001 each to Supreme Development (BVI) Holdings Limited. On the same day, Skyline Group also adopted an amended and restated memorandum and articles of association.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024

(Expressed in United States Dollars (“US$”))

1. Organization and Business Description (cont.)

On July 30, 2024, Supreme Development (BVI) Holdings Limited entered into Sale and Purchase Agreements with Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited, respectively. Pursuant to the Sales and Purchase Agreements, Supreme Development (BVI) Holdings Limited was to sell, and Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited were to acquire, 4.90%, 4.90%, 4.90%, 4.80%, 4.80% and 4.70% of the issued Class A equity interests in Skyline Builders Group Holding Limited, at the consideration of US$292,456, US$292,456, US$292,456, US$286,488, US$286,488 and US$280,519, respectively. On the same date, Supreme Development (BVI) Holdings Limited executed the instrument of transfers whereby Supreme Development (BVI) Holdings Limited had transferred 1,298,745, 1,298,745, 1,298,745, 1,272,240, 1,272,240 and 1,245,735 Class A Ordinary Shares, out of its 26,505,000 Class A Ordinary Shares, to Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited, respectively. Subsequent to the transfers, Skyline Builders Group Holding Limited is owned as to (i) 18,818,550 Class A Ordinary Shares and 1,995,000 Class B Ordinary Shares by Supreme Development (BVI) Holdings Limited; and (ii) 1,298,745, 1,298,745, 1,298,745, 1,272,240, 1,272,240 and 1,245,735 Class A Ordinary Shares by Greet Harmony Global Limited, Ever Glory (BVI) Holdings Limited, Tight Core Limited, Mitsui Holding Co. Limited, Great Sage International Limited and Omen Wealth Limited, respectively.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Skyline Group and its subsidiaries resulting from Reorganization has always been under the common control of the same controlling shareholder before and after the Reorganization. The consolidation of Skyline Group and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

The consolidated financial statements include the financial statements of Skyline Group and its wholly owned subsidiaries. All intercompany transactions and balances among Skyline Group and its subsidiaries have been eliminated upon consolidation.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the expected credit loss provision, the determination of the useful lives of property, plant and equipment, impairment of long-lived assets, allowance for deferred tax assets, discount rate used in calculation in right-of-use assets, net, operating lease liabilities, finance lease liabilities and contingencies. Actual results could differ from those estimates. The Company evaluates these estimates on an ongoing basis and revises estimates as circumstances change. The Company bases its estimates on historical experience, anticipated results, trends, and other various assumptions that it believes are reasonable.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024

(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Foreign Currency Translation and transaction

The Company’s principal country of operations is Hong Kong. The consolidated financial position and results of its operations are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency of Skyline Group, Skyline Builders (BVI) Holding Limited and Kin Chiu. The Company’s consolidated financial statements are reported using the U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the consolidated balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of operations and comprehensive income.

The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	2025	2024
Year-end spot rate	$1 = HK$7.7800	$1 = HK$7.8250
Average rate	$1 = HK$7.7923	$1 = HK$7.8263

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, other current assets, accounts payable, bank and other borrowings, due to related parties and accrued expenses and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1	—	Quoted prices in active markets for identical assets and liabilities.

Level 2	—	Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, other current assets, accounts payable, bank and other borrowings, due to related parties and accrued expenses and other current liabilities approximated their fair values as of March 31, 2025 and 2024 due to their short-term nature.

Cash surrender value of life insurance policies are classified as Level 2. The fair value of the life insurance policies was determined by the underwriting insurance company’s valuation models and represents the guaranteed value the Company would receive upon surrender of these policies as of the reporting date.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024

(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Investment Under the Equity Method

A joint venture is a contractual arrangement whereby the Company and other parties undertake an economic activity through a jointly controlled entity. Joint control exists when strategic, financial and operating policy decisions relating to the activities require the unanimous consent of the parties sharing control. Joint ventures are accounted for using the equity method.

Under the equity method of accounting, the investment is initially recorded at cost, including transaction costs incurred to acquire the investment, and thereafter adjusted for additional investments, distributions, and the proportionate share of earnings or losses of the affiliates. The Company’s equity method investment is reviewed for impairment whenever events or changes in circumstances indicate that an other-than-temporary decline in value may have occurred. If it is determined that a loss in value of the equity method investment is other than temporary, an impairment loss is measured based on the excess of the carrying amount of an investment over its estimated fair value. Impairment analyses are based on current plans, intended holding periods, and available information at the time the analysis is prepared.

Cash and cash equivalents

All highly liquid instruments with original maturities of three months or less are prepared on the consolidated financial statements as cash equivalents. The Company maintains a centralized cash management system whereby our excess cash balances are invested in high quality short-term money market instruments, which are considered cash equivalents. The cash balances are maintained in certain Hong Kong based domestic bank accounts that exceed federally insured limits. As of March 31, 2025, and 2024, the cash equivalents amounted to US$nil and US$nil, respectively.

Accounts Receivable, net

Accounts receivable from public civil engineering work are recognized and carried at the original invoiced amount, net of expected credit losses. Payment is typically received between 14 and 90 days after invoicing.

The Company established the provision at differing rates and are based upon the age of the trade receivable, the Company’s historical collection experience in each customer and management’s best estimate of specific losses on individual exposures, where appropriate. Specific customer provisions are made when a review of significant outstanding amounts, utilizing information about customer creditworthiness and current economic trends, indicates that collection is doubtful. The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit losses. The receivables are written off after all collection efforts have ceased. As of March 31, 2025, and 2024, there were US$303,925 and US$116,567 allowances for expected losses recognized related to accounts receivable, respectively.

Prepayments

Prepayments represent advance payments made to the service providers for future services. Prepayments are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the realizability of the prepayments becomes doubtful. As of March 31, 2025 and 2024, no allowance of impairment was recorded as the Company considers all of the prepayments realizable.

Investment in key management insurance policy

The Company invests in a key management insurance policy which is a life insurance policy. The key management insurance policy is initially recognized at the amount of premium paid, and subsequently measured at the end of each reporting period at the cash surrender value that could be realized under the insurance policy, which is primarily based on the guaranteed cash value stated on the annual statement from the insurance company. Changes to the cash surrender value at the end of each reporting period will be recognized in other income or other expenses in the consolidated statements of operations and comprehensive income. Any gain or loss on the derecognition of the investment in the event of death of the insured person, the surrender of the policy, or upon the maturity of the policy, will be recognized in other income or other expenses in the consolidated statements of operations and comprehensive income.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024
 (Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Property, plant and Equipment, net

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Furniture and fixture	4-5 years
Machineries	4-10 years
Motor vehicles	5 years
Leasehold improvements	Over the lease terms

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income in other income or expenses.

The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets, such as property, plant and equipment and right-of-use assets, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the years ended March 31, 2025 and 2024.

Lease

The Company applies the provisions of ASC Topic 842, Leases which requires lessees to recognize lease assets and lease liabilities on the consolidated balance sheet. The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. The Company determines whether an arrangement is or contain a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. A lease is classified as a finance lease when the lease meets any of the following criteria at lease commencement:

(a)	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

(b)	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

(c)	The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.

(d)	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

(e)	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company must discount lease payments based on an estimate of its incremental borrowing rate.

Right-of-use Assets

The Company’s right-of-use assets consist of leased assets recognized in accordance with ASC 842, Leases, which requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liability represents the Company’s obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the lease term by agreement with lessor. In cases where the lease does not provide an implicit interest rate, the Company uses the Company’s incremental borrowing rate based on the information available at commencement date in determining the present value of future payments.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024

 (Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Revenue Recognition

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company enters into agreements with clients that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have the agreements with its customers in writing, orally, or in accordance with other customary business practices. The Company recognizes revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to customers.

Control of the good or service may be transferred over time or at a point in time. Control of the good or service is transferred over time if one of the following criteria is met:

●	the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs;

●	the Company’s performance creates and enhances an asset that the customer controls as the Company performs; or

●	the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

If the control of the good or service transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of the relevant performance obligation. Otherwise, revenue is recognized at a point in time when customer obtains control of the distinct good or service.

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control of service to a customer.

The Company performs public civil engineering works, including road and drainage works, under master construction agreements and other contracts with customer-specified requirements. These construction services are provided solely for the benefit of our customers, as the assets being created or maintained are controlled by them, and the services we provide have no alternative use to us. The performance obligation is satisfied when control of the promised goods or services is transferred to the customer over time, aligning with the ongoing services provided, with customers simultaneously receiving and benefiting from the Company’s work.

Contracts which include construction services are generally accounted for as a single deliverable (a single performance obligation) and are no longer segmented between types of services. The Company has not bundled any goods or services that are not considered distinct.

Revenue from public civil engineering works is recognized over time, using the output method based on surveys of completed work. These surveys are certified by architects, surveyors, or other customer-appointed representatives, or are estimated with reference to the progress payment applications submitted by the Company to the customer.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024

 (Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

The certification formalizes the progress of work transferred to the customer, based on the transfer of control during construction, as the customer continuously receives and controls the work-in-progress. Management believes the output method accurately reflects the Company’s performance in fulfilling these obligations.

For contracts that contain variable consideration (variation order of construction work), the Company estimates the amount of consideration to which it will be entitled using the expected value method, which better predicts the amount of consideration to which the Company will be entitled. The estimated amount of variable consideration is included in the transaction price only to the extent that it is highly probable that such an inclusion will not result in a significant revenue reversal in the future when the uncertainty associated with the variable consideration is subsequently resolved.

Based on the Company’s historical warranty experience and the limited warranty period offered, management concluded that the warranty obligation is not significant. The typical contract length of the Company entered from the date of original contract ranges from 3 months to 73 months.

Contracted but not yet recognized revenue was approximately US$56,361,136 and US$47,889,729 as of March 31, 2025 and 2024, respectively.

The transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at March 31, 2025 and 2024 and the expected timing of recognizing revenue are as follows:

	2025	2024
Within one year	$37,935,694	$37,435,203
More than one year but not more than two years	15,308,438	8,664,731
More than two years	3,117,004	1,789,795
	$56,361,136	$47,889,729

At the end of each reporting period, the Company updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period.

The Company recognizes claims against vendors, sub-consultants, subcontractors and others as a reduction in costs when the contract establishes enforceability, and the amounts of recovery are reasonably estimable and probable. Reduction in costs are recognized at the lesser of the amount management expects to recover or costs incurred.

Contract Assets and Contract Liabilities

The Company has enforceable rights to consideration from customers for the provision of roads and drainage services. Contract assets arise when the Company completed the public civil engineering works under relevant contracts but yet to be certified by independent surveyors appointed by customers.

The Company’s contract assets are converted to account receivables on an ongoing basis, upon being certified by independent surveyor's appointed by customers.

Retention receivables, included in contract assets, represent the amounts withheld from billings pursuant to provisions in the contracts and may not be paid until the completion of specific tasks or the completion of the project. Retention receivables may also be subject to restrictive conditions such as performance guarantees.

A contract liability represents the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024

 (Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Cost of Revenue

The Company’s cost of revenue is primarily comprised of the subcontracting costs, staff costs and materials costs. These costs are expensed as incurred.

Employee Benefit Plan

Employees of the Company located in Hong Kong participate in a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment.

For defined benefit plans, the Company recognizes the funded status of the plan in the consolidated balance sheet and records changes in the funded status through other comprehensive income in the period in which they occur.

Net periodic pension cost includes service cost, interest cost, expected return on plan assets, amortization of prior service cost, and actuarial gains or losses. Service cost is presented in operating expenses, while other components are included in other income (expense).

Assumptions used in the measurement of pension obligations include discount rates, expected return on plan assets, and rate of compensation increases. These assumptions are reviewed annually and updated as appropriate. Changes in estimates are accounted for prospectively in accordance with ASC 250.

The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. Total expenses for the plan were US$279,926, US$415,011 and US$386,119 for the years ended March 31, 2025, 2024 and 2023, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company believes there were no uncertain tax positions at March 31, 2025 and 2024, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of March 31, 2025, 2024 and 2023, there were no dilutive shares.

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income consists of foreign currency translation adjustment resulting from the Company translating its consolidated financial statements from functional currency into reporting currency.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024

 (Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Financial Instruments Risks

Currency Risk

The Company’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Company considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents and accounts receivable. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and cash equivalents with financial institutions located in Hong Kong. As of March 31, 2025 and 2024, US$718,625 and US$323,595 were deposited with financial institutions located in Hong Kong. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of US$102,828 (HK$800,000) and US$63,898 (HK$500,000) as of March 31, 2025 and 2024, respectively. Otherwise, the balances of US$512,597 and US$257,219 are not covered by insurance as of March 31, 2025 and 2024, respectively. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the credit risk related to accounts receivable and contract assets, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. The management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Application for progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by management.

For the years ended March 31, 2025 and 2024, all of the Company’s assets were located in Hong Kong and all of the Company’s revenue were derived from its operation in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

For the year ended March 31, 2025, five customers accounted for approximately 31.1%, 18.6%, 12.0%, 10.8% and 10.2% of the Company’s total revenue. For the year ended March 31, 2024, four customers accounted for approximately 33.4%, 14.7%, 14.1% and 13.9% of the Company’s total revenue. For the year ended March 31, 2023, two customers accounted for approximately 39.8% and 20.1% of the Company’s total revenue.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024

 (Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

As of March 31, 2025, five customers’ accounts receivable accounted for 27.7%, 19.9%, 17.0% , 13.6% and 12.8% of the total accounts receivable, net. As of March 31, 2024, three customers’ accounts receivable accounted for 39.1%, 33.3% and 23.8% of the total accounts receivable, net.

As of March 31, 2025, five customers’ contract assets accounted for 21.3%, 18.5%, 14.9%, 12.5% and 10.1% of the total contract assets, net. As of March 31, 2024, three customers’ contract assets accounted for 29.2%, 28.6% and 23.1% of the total contract assets, net.

For the year ended March 31, 2025, three suppliers accounted for approximately 31.8%, 16.8% and 11.1% of the Company’s total cost of revenue. For the year ended March 31, 2024, two suppliers accounted for approximately 38.1% and 12.6% of the Company’s total cost of revenue. For the year ended March 31, 2023, three suppliers accounted for approximately 15.8%, 13.1% and 11.5% of the Company’s total cost of revenue.

As of March 31, 2025, two supplier’s accounts payable accounted for approximately 31.7% and 14.3% of the total accounts payable. As of March 31, 2024, one supplier’s accounts payable accounted for approximately 21.1% of the total accounts payable.

Interest rate risk

The following table details the interest rate profile of the Company’s borrowings of March 31, 2025 and 2024:

	2025	2024
Fixed rate borrowings:
Bank and other borrowings	$514,138	$—
Finance lease liabilities, current	56,795	184,280
Finance lease liabilities, non-current	—	56,469

Floating rate borrowings:
Bank and other borrowings	11,530,297	10,928,069

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate on floating rate bank borrowings and bank overdrafts. The Company has not used any derivative financial instruments to manage the interest rate exposure.

At March 31, 2025 and 2024, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Company’s profit after tax by US$96,278 and US$91,249 respectively.

The sensitivity analysis above indicates the instantaneous change in the Company’s profit after tax that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Company which expose the Company to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Company at the end of the reporting period, the impact on the group’s profit after tax is estimated as an annualized impact on interest expense or income of such a change in interest rates.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024

 (Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Labor price risk

Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition and results of operations may be materially and adversely affected.

Recently Accounting Pronouncements

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805): Identification of the Accounting Acquirer When the Legal Acquiree Is a Variable Interest Entity. The ASU revises the guidance in ASC 805 on identifying the accounting acquirer in a business combination in which the legal acquiree is a variable interest entity (VIE), with the objective of improving comparability between business combinations that involve VIEs and those that do not. ASU 2025-03 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the standard to determine the impact of adoption on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses. The ASU requires companies to disaggregate operating expenses into specific categories such as employee compensation, depreciation, and intangible asset amortization, by relevant expense caption on the statement of operations. Additionally, in January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures, to clarify the effective date of ASU 2024-03. ASU 2025-01 is effective for fiscal years beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, on a retrospective or prospective basis, with early adoption permitted. The Company is currently evaluating the standard to determine the impact of adoption on its consolidated financial statements and disclosures.

In November 2023, the FASB issued ASU 2023-07, which is an update to Topic 280, Segment Reporting. The amendments in this Update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this update: (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”), (2) Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss, (3) Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods, and (4) Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s unaudited interim condensed consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources, (5) Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and (6) Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280. The amendments in this Update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. We have evaluated the effect of this guidance and determined the impact to be insignificant.

In December 2023, the FASB issued ASU 2023-09, an update to Topic 740, Income Taxes. The amendments in this update related to rate reconciliation and income taxes paid disclosures enhance transparency in income tax disclosures by requiring (1) increased disclosure of pretax income (or loss) and income tax expense (or benefit) to align with SEC Regulation S-X, Rule 210.4-08(h), General Rules of Application—General Notes to Financial Statements: Income Tax Expense, and (2) removal of disclosures no longer considered cost beneficial or relevant. For public business entities, the amendments in this update are effective for annual periods beginning after December 15, 2024. For all other entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied prospectively. Retrospective application is permitted.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024

 (Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements—Amendments to the Codification in Response to the SEC’s Disclosure Update and Simplification Initiative, which amends the disclosure or presentation requirements in Topic 230-10, Statement of Cash Flows—Overall, Topic 250-10, Accounting Changes and Error Corrections—Overall, Topic 260-10, Earnings Per Share—Overall, Topic 270-10, Interim Reporting—Overall, Topic 440-10, Commitments—Overall, Topic 470-10, Debt—Overall, Topic 505-10, Equity—Overall, Topic 815-10, Derivatives and Hedging—Overall, Topic 860-30, Transfers and Servicing—Secured Borrowing and Collateral, Topic 932-235, Extractive Activities—Oil and Gas—Notes to Financial Statements, Topic 946-20, Financial Services—Investment Companies—Investment Company Activities, and Topic 974-10, Real Estate—Real Estate Investment Trusts—Overall. These amendments represent changes designed to clarify or improve disclosures and presentations.

3. Accounts Receivable, net

Our accounts receivable balance primarily includes balances from construction customers. The allowance for credit losses is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance for credit losses based primarily on current trends and estimates. The Company provided for a percentage of trade receivable balance based on collection history and current economic trends that the Company expects will impact the level of credit losses over the life of the receivables. These reserves are re-evaluated on a regular basis and adjusted as needed. Once a receivable is deemed to be uncollectable, such balance is charged against the provision.

Accounts receivable, net consisted of the following at March 31:

	2025	2024
Accounts receivable (note a)	$10,336,230	$3,932,281
Less: allowance for credit losses (note b)	(303,925)	(116,567)
Accounts receivable, net	$10,032,305	$3,815,714

Activity in the allowance for credit losses consists of the following for the years ended March 31:

	2025	2024
Balance at beginning of the year	$116,567	$55,649
Net provision for allowance for credit losses	303,362	104,045
Recoveries	(116,972)	(43,325)
Exchange difference	968	198
Balance at end of the year	$303,925	$116,567

Note:

(a)	Net accounts receivable from joint ventures was approximately US$1,363,517 and US$1,493,591 as of March 31, 2025 and 2024, respectively.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024

 (Expressed in United States Dollars (“US$”))

3. Accounts Receivable, net (cont.)

(b)	Allowance for credit losses recognized for accounts receivable from joint ventures was approximately US$190,322 and US$51,312 as of March 31, 2025 and 2024, respectively.

As of March 31, 2025 and 2024, accounts receivable, net amounted to US$1,586,814 and US$1,530,806 were past due for more than 90 days, respectively.

4. Contract Assets and Liabilities

Contract assets consisted of the following at March 31:

	2025	2024
Retention receivables of construction contracts (note a)	$1,605,163	$1,961,870
Unbilled revenue of construction contracts (note b)	4,157,343	8,384,456
	5,762,506	10,346,326
Less: Allowance for credit losses	(96,758)	(276,518)
Total	$5,665,748	$10,069,808

Less: Portion classified as non-current	(1,029,078)	(1,350,413)
Current portion	$4,636,670	$8,719,395

Notes:
(a)	Retention receivables included in contract assets represent the Company’s right to receive consideration for work performed and not yet billed because the rights are conditional on the satisfaction of the service quality by the customers over a certain period as stipulated in the contracts. Retention receivables, net from joint ventures was approximately US$524,150 and US$494,121 as of March 31, 2025 and 2024, respectively. The Company will be entitled to receive after 12 months, upon satisfaction of the service quality by the customers, retention receivables amounted to US$1,029,078 and US$1,350,413 as of March 31, 2025 and 2024, respectively. These amounts are classified as non-current.

(b)	Unbilled revenue included in contract assets represents the Company’s right to receive consideration for work completed but not yet billed because the rights are conditional upon the satisfaction by the customers on the construction work completed by the Company and the work is pending for the certification by the customers. The contract assets are transferred to the accounts receivable when the rights become unconditional, which is typically at the time the Company obtains the certification of the completed construction work from the customers. Unbilled revenue, net from joint ventures was both US$nil as of March 31, 2025 and 2024, respectively. All unbilled revenue is subsequently certified as of the date of this report.

Activity in the allowance for credit losses consists of the following for the years ended March 31:

	2025	2024
Balance at beginning of the year	$276,518	$139,218
Net provision for allowance for credit losses	60,732	229,672
Recoveries	(241,807)	(92,865)
Exchange difference	1,315	493
Balance at end of the year	$96,758	$276,518

Contract liabilities consisted of the following at March 31:

	2025	2024
Billings in advance of performance obligation under contracts (note a)	$2,322,911	$1,144,047

Note:

(a)	Net contract liabilities from joint ventures were US$359,629 and US$536,341 as of March 31, 2025 and 2024, respectively.

Contract liabilities represent when the Company receives advances from customers before the construction commences, this will give rise to contract liabilities. Advances from customers of construction contracts are normally recognized as revenue according to the schedules of construction contracts.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024

 (Expressed in United States Dollars (“US$”))

4. Contract Assets and Liabilities (cont.)

The movement in contract liabilities for the years ended March 31 is as follows:

	2025	2024
Balance at beginning of the year	$1,144,047	$923,474
Decrease in contract liabilities as a result of recognizing revenue during the year which was included in the contract liabilities at the beginning of the year	(1,148,848)	(926,447)
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	2,319,244	1,143,857
Exchange difference	8,468	3,163
Balance at end of the year	$2,322,911	$1,144,047

5. Prepayments and Other Current Assets

Prepayments and other current assets consisted of the following at March 31:

	2025	2024
Deposit for acquisition of property and equipment (note a)	$1,784,389	$—
Advance to sub-contractors	5,749,229	2,808,946
Prepayments	1,186,567	312,511
Other Deposits	84,891	137,925
	$8,805,076	$3,259,382
Less: amount classified as non-current assets	(1,784,389)	—
Amount classified as current assets (note b)	$7,020,687	$3,259,382

Note:

(a)	A deposit of US$1,784,389 was made to acquire the machineries for project use during the year ended March 31, 2025.

(b)	Prepayments and deposits expected to be utilized or recovered within 12 months after the balance sheet date are classified as current.

6. Equity Method Investments

On November 13, 2019, the Company entered into a Joint Venture Agreement with Glory E&C Limited, a Hong Kong company, and formed a joint venture, Kin Chiu-Glory Joint Venture (“KC-Glory JV”) to execute the construction project (Contract No. ND/2019/06). On November 25, 2020, the Company entered into a Joint Venture Agreement with Geotech Engineering Limited, a Hong Kong company, and formed a joint venture, Kin Chiu-Geotech Joint Venture (“KC-Geotech JV”) to execute the construction project (Contract No. TW/2019/01). On August 29, 2020, the Company entered into a Joint Venture Agreement with China Railway First Group Co., Ltd, a Hong Kong company, and formed a joint venture, Kin Chiu-China Railway First Group Joint Venture (“KC-CRFG JV”) to execute several government construction projects.

The Company’s exposure to loss is limited to its investment in each joint venture. As of March 31, 2025, the Company has no additional capital commitments or guarantees related to these ventures.

No dividends or capital contributions were made or received during the years ended March 31, 2025, 2024 or 2023.

Equity Method Accounting Treatment

The Company’s 51% ownership of KC-Glory JV, 51% ownership of KC-Geotech JV and 35% ownership of KC-CRFG JV allowed the Company to have joint control over the operations and decision-making at joint ventures. Accordingly, the Company accounted for the transaction under the equity method and recorded the carrying value of the Company’s investment in joint ventures’ common shares at cost, including the transaction costs incurred to obtain the equity method investment, in the consolidated balance sheets.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024

 (Expressed in United States Dollars (“US$”))

6. Equity Method Investments (cont.)

The following table provides summarized balance sheet and income statement information for Joint Ventures:

	KC-Glory JV	KC-Geotech JV	KC-CRFG JV	Total
	As of March 31, 2025
Current assets	$1,748,391	$247,932	$1,188,208	$3,184,531
Non-current assets	—	—	—	—
Current liabilities	1,436,946	271,864	370,751	2,079,561
Non-current liabilities	—	—	—	—
Equity (Deficit)	$311,445	$(23,932)	$817,457	$1,104,970

	Year ended March 31, 2025
Total revenues	$—	$641	$4,828,815	$4,829,456
Net (loss)/profit	$(64)	$7,168	$5,443	$12,547

	KC-Glory JV	KC-Geotech JV	KC-CRFG JV	Total
	As of March 31, 2024
Current assets	$1,738,383	$308,899	$1,360,265	$3,407,547
Non-current assets	—	—	—	—
Current liabilities	1,428,665	339,831	552,929	2,321,425
Non-current liabilities	—	—	—	—
Equity (Deficit)	$309,718	$(30,932)	$807,336	$1,086,122

	Year ended March 31, 2024
Total revenues	$338,797	$2,372,250	$7,070,849	$9,781,896
Net loss	$(174)	$(68,814)	$4,011	$(64,977)

The following table summarizes the activity of the Company’s equity method investment in joint ventures:

Total
Balance at March 31, 2023	$1,340,257
Company’s share in net loss recognized during the year	(33,780)
Exchange difference	4,533
Balance at March 31, 2024	1,311,010
Company’s share in net profit recognized during the year	5,528
Exchange difference	7,591
Balance at March 31, 2025	$1,324,129

7. Property, Plant and Equipment, net

Property, plant and equipment, stated at cost less accumulated depreciation, consisted of the following as of March 31:

	2025	2024
Furniture and fixtures	$891,366	$886,239
Machineries	771,769	767,330
Motor vehicles	246,311	257,675
Leasehold improvements	184,740	183,678
Less: accumulated depreciation	(1,852,377)	(1,499,753)
Property, plant and equipment, net	$241,809	$595,169

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024

 (Expressed in United States Dollars (“US$”))

7. Property, Plant and Equipment, net (cont.)

Depreciation expenses of property, plant and equipment totaled US$356,025, US$448,986 and US$1,068,682 for the years ended March 31, 2025, 2024 and 2023, respectively and included in cost of revenue and general and administrative expenses.

8. Leases

Operating leases as lessee

As of March 31, 2025 and 2024, the Company had property operating leases recorded on its consolidated balance sheets. The Company does not have options to extend or cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, at lease commence date, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The Company’s leases do not contain restrictions or covenants that restrict the Company from incurring other financial obligations. The Company’s lease arrangements may contain both lease and non-lease components. The Company has separately accounted for lease and non-lease components based on their nature. Payments under the Company’s lease arrangement are fixed.

	2025	2024

Weighted average remaining lease term (in years)	1.13	1.62
Weighted average discount rate (%)	5.875%	5.875%

During the year ended March 31, 2025, 2024 and 2023, the addition to operating lease right-of-use assets was US$nil, US$nil and US$378,016, respectively. The operating lease expense was US$262,304, US$409,866 and US$367,228 for the years ended March 31, 2025, 2024 and 2023, respectively, and included in the cost of revenue and general and administrative expenses. Cash paid for operating leases was US$283,956, US$387,848 and US$358,506 for the years ended March 31, 2025, 2024 and 2023, respectively.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024

 (Expressed in United States Dollars (“US$”))

8. Leases (cont.)

Maturities of lease liabilities were as follows:

For the year ending March 31,
2026	$144,959
2027	37,489
Total lease payments	$182,448
Less: imputed interest	(40,376)
Operating lease obligation, net	$142,072

Finance leases

The Company leases certain equipment under lease contracts that are accounted for as finance leases. If the contracts meet the criteria for a finance lease, the related equipment underlying the lease contract is capitalized and amortized over its estimated useful life.

Information relating to finance lease activities during the years ended March 31, 2025 and 2024 are as follows:

	2025	2024

Finance lease right-of-use assets	$87,385	$270,712

Finance lease liabilities, current portion	$56,795	$184,280
Finance lease liabilities, net of current portion	$—	$56,469

Amortization of finance lease right-of-use assets	$(184,601)	$(263,638)
Repayment and interest accretion of finance lease liabilities	$(185,053)	$(221,255)

Weighted average remaining lease term (in years)	0.73	1.48
Weighted average discount rate (%)	5.36%	6.99%

During the year ended March 31, 2025 and 2024, there was no addition to finance lease right-of-use assets. The amortization of finance lease right-of-use assets was US$184,601 and US$263,638 for the years ended March 31, 2025 and 2024, respectively, and included in the cost of revenue. Cash paid for finance lease was US$141,913, US$221,255 and US$445,302 for the years ended March 31, 2025, 2024 and 2023, respectively.

The interest of finance lease liabilities was US$11,433, US$24,133 and US$36,970 for the years ended March 31, 2025, 2024 and 2023, respectively, and included in the interest expense.

Future minimum finance lease payments are as follows:

For the year ending March 31,
2026	$58,535
Total lease payments	$58,535
Less: imputed interest	(1,740)
Finance lease obligation, net	56,795

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024

 (Expressed in United States Dollars (“US$”))

9. Life insurance policy, cash surrender value

	2025	2024
Life insurance policy, cash surrender value	$1,390,388	$429,842

On March 20, 2025, a life insurance policy of US$1,381,153, at cash surrender value, was transferred from Kin Chiu Development Company Limited to Kin Chiu. The respective related party transactions have been disclosed in Note 13g.

10. Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows as of March 31:

	2025	2024
Accruals for operating expenses	$1,704,763	$1,384,800
Provision for reinstatement cost	39,089	-
Provision for long service payment (Note 15)	26,467	44,423
Total	$1,770,319	$1,429,223

11. Bank and Other Borrowings

	Interest rate (per annum)		2025	2024
The Hongkong and Shanghai Banking Corporation Limited (“HSBC”) – Guarantee loan 1	3.00% / 3.625%	(1)	$138,733	$143,422
HSBC – Guarantee loan 2	3.00% / 3.625%	(2)	94,420	96,007
Hang Seng Bank (“HASE”) – Term loan	N/A / 3.625%	(3)	—	269,805
HSBC – Guarantee loan 3	3.00% / 2.875%	(4)	107,489	110,141
HSBC – Guarantee loan 4	3.00% / 3.625%	(5)	351,763	359,054
HSBC – Post-Shipment Buyer loans	6.77% / 7.220%	(6)	3,623,136	3,610,287
HSBC – Post-Shipment MA loan 1	6.513% / 7.220%	(6)	1,517,995	1,484,984
HSBC – Funds from factoring	5.728% / 6.8%	(7)	2,570,694	2,554,049
HSBC – MA Loan 2 and CIL Loan	6.394% / 8.020%	(8)	2,313,625	2,300,320
AR Horizon Limited – Export Invoice Finance Facility	12.00% / N/A	(9)	514,138	—
Universal Life Insurance (ULI) Loan (I) and Loan (II)	4.737% / N/A	(10)	812,442	—
			$12,044,435	$10,928,069
Less: current portion of long-term bank and other borrowings			(12,044,435)	(10,928,069)
Non-current portion of long-term bank and other borrowings			$—	$—

There is no material covenant stated for all the borrowings. All the borrowings contain a repayment on demand clause.

(1)	On May 26, 2020, the Company borrowed HK$4,000,000 (equivalently to US$514,138 as at March 31, 2025) as working capital for 3 years (the 2020 Loan Agreement — HK$4 million) at an annual interest rate of HSBC Prime Lending Rate (“BLR”) minus 2.25% under the loan agreement with HSBC. The loan is secured by The Hong Kong Mortgage Corporation Limited. On November 1, 2022, the Company and HSBC amended and restated the 2020 Loan Agreement — HK$4 million (the First Amended and Restated Loan Agreement), the payment schedule of the outstanding of the loan was modified to 91 equal payments of principal, plus accrued and unpaid interest. On June 1, 2024, the Company and HSBC amended and restated the 2020 Loan Agreement — HK$4 million (the Second Amended and Restated Loan Agreement), the payment schedule of the outstanding loan was modified to 83 payments of principal, plus accrued and unpaid interest.

(2)	On November 14, 2020, the Company borrowed HK$1,000,000 (equivalently to US$128,535 as at March 31, 2025) as working capital for 5 years (the 2020 Loan agreement — HK$1 million) at an annual interest rate of BLR minus 2.25% under the loan agreement with HSBC. The loan is secured by The Hong Kong Mortgage Corporation Limited. On October 18, 2022, the Company and HSBC amended and restated the 2020 Loan Agreement — HK$1 million (the First Amended and Restated Loan Agreement), the payment schedule of the outstanding of the loan was modified to 98 equal payments of principal, plus accrued and unpaid interest. On May 22, 2024, the Company and HSBC amended and restated the 2020 Loan Agreement — HK$1 million (the Second Amended and Restated Loan Agreement), the payment schedule of the outstanding of the loan was modified to 90 payments of principal, plus accrued and unpaid interest.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024

 (Expressed in United States Dollars (“US$”))

11. Bank and Other Borrowings (cont.)

(3)	On February 2, 2021, HASE issued Banking Facilities for Kin Chiu’s account in an aggregate amount not to exceed HK$22,608,000 (equivalently to US$2,905,913 as at March 31, 2025), which can be drawn over a total of two advances from HASE up to US$2,563,700 and US$334,300, respectively. The loan was repayable 12 months from the date of drawdown. On March 7, 2023, the Company and HASE revised the banking facilities and the loan repayment date is modified to 60 months from the date of drawdown. On May 20, 2024, the Company redeemed its life insurance policy in exchange for repayment of bank borrowings of US$271,586. The interest rate for the banking facilities is 2% per annum over 3-month Hong Kong Interbank Offered Rate (HIBOR) or the Bank’s Cost of Funds. The loan was secured by the life insurance policy and personal guarantees from Mr. Ngo Chiu Lam and Mr. Wong Chak Lam.

(4)	On May 6, 2021, the Company borrowed HK$1,000,000 (equivalently to US$128,535 as at March 31, 2025) as working capital for 8 years (the 2021 Loan agreement) at an annual interest rate of BLR minus 2.25% under the loan agreement with HSBC. The loan is secured by The Hong Kong Mortgage Corporation Limited. On October 18, 2022, the Company and HSBC amended and restated the 2021 Loan Agreement (the First Amended and Restated Loan Agreement), the payment schedule of the outstanding of the loan was modified to 103 equal payments of principal, plus accrued and unpaid interest. On June 1, 2024, the Company and HSBC amended and restated the 2021 Loan Agreement (the Second Amended and Restated Loan Agreement), the payment schedule of the outstanding of the loan was modified to 95 payments of principal, plus accrued and unpaid interest.

(5)	On July 27, 2022, the Company borrowed HK$3,000,000 (equivalently to US$385,604 as at March 31, 2025) as working capital for 10 years at an annual interest rate of BLR minus 2.25% under the loan agreement with HSBC. The loan is secured by The Hong Kong Mortgage Corporation Limited. On June 12, 2024, the Company and HSBC amended and restated the 2022 Loan Agreement (the First Amended and Restated Loan Agreement), the payment schedule of the outstanding of the loan was modified to 109 payments of principal, plus accrued and unpaid interest.

(6)	On February 23, 2023, HSBC issued banking facilities for Kin Chiu’s account in an aggregate amount not to exceed HK$40,000,000 (equivalently to US$5,141,388 as at March 31, 2025), which may include working capital identified in HSBC’s various agreements. The interest rate for the banking facilities is 2.5% per annum over 1-month HIBOR on such day. The loan is secured by personal guarantees from Mr. Ngo Chiu Lam and Mr. Wong Chak Lam.

(7)	On February 23, 2023, HSBC issued discounting/factoring agreement for Kin Chiu’s account in an aggregate amount not to exceed HK$20,000,000 (equivalently to US$2,570,694 as at March 31, 2025), which may include working capital identified in HSBC’s various agreements. On November 3, 2023, the Company renewed the discounting/factoring agreement with the same terms. The interest rate for the discounting/factoring agreement is 2% per annum over 1-month HIBOR on such day. The loan is repayable 90 days from the date of drawdown and secured by personal guarantees from Mr. Ngo Chiu Lam and Mr. Wong Chak Lam.

(8)	On November 3, 2023, HSBC issued banking facilities for Kin Chiu’s account in an aggregate amount not to exceed HK$18,000,000 (equivalently to US$2,313,625 as at March 31, 2025), which may include working capital identified in HSBC’s various agreements. The interest rate for the bank facilities is 2.5% per annum over 1-day HIBOR. The loan is secured by personal guarantee from Mr. Ngo Chiu Lam.

(9)	On September 12, 2024, AR Horizon Limited issued Export Invoice Finance Facility for the granting of export loan with respect to commercial invoices issued by the borrowers to the employers in an aggregate amount not to exceed US$514,138 (HK$4,000,000). The loan is secured by an assignment of receivables. The interest rate for the Export Invoice Finance Facility is 12% per annum. The loan is repayable 9 months from the date of drawdown.

(10)	On December 20, 2024, HSBC issued banking facilities as working capital for Kin Chiu’s account in an aggregate amount not to exceed HK$6,638,838 (equivalently to US$853,321 as at March 31, 2025). The interest rate for the SME financing guarantee scheme is HIBOR + 1% per annum. The loan is secured by the entire life insurance policy from Mr. Ngo Chiu Lam and Mrs. Po Lok Sze. The loan contains a repayment on demand clause. The cash surrender value is US$1,381,153 as of date of transfer. Should the realized market value of this collateral upon enforcement be insufficient to cover the full outstanding loan balance of US$812,442 as of March 31, 2025, Mr. Ngo Chiu Lam has undertaken to personally settle any resulting shortfall.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024

 (Expressed in United States Dollars (“US$”))

11. Bank and Other Borrowings (cont.)

Interest expense pertaining to the above bank and other borrowings for the years ended March 31, 2025, 2024 and 2023 amounted to US$835,015, US$640,576 and US$276,096, respectively.

Maturities of the principal and interest payments of bank and other borrowings based on scheduled repayments were as follows:

For the year ending March 31,	2025	2024
2025	—	10,130,802
2026	10,791,869	181,163
2027	269,101	181,164
2028	274,277	181,164
2029	274,277	109,681
2030	271,014	109,681
2031	111,788	82,612
2032	88,322	52,898
2033	63,797	16,660
2034	16,324	—
Total bank and other borrowings repayments	$12,160,769	$11,045,825
Less: imputed interest	(116,334)	(117,756)
Total bank and other borrowings recognized in the consolidated balance sheet	$12,044,435	$10,928,069

As of the date of this report, a total of US$10,279,828 of the bank and other borrowings as of March 31, 2025 has been repaid.

12. Income Taxes

Cayman Islands and British Virgin Islands

The Company is incorporated in Cayman Islands and Skyline Builders (BVI) Holding Limited is incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current Cayman Islands law and British Virgin Islands law, respectively. In addition, upon payments of dividends by these entities to their shareholders, no withholding tax will be imposed.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to US$256,664 (HK$2,000,000), and 16.5% on any part of assessable profits over US$256,664 (HK$2,000,000).

The components of the income tax expense are as follows:

	Year Ended March 31,
	2025	2024	2023
Current
Hong Kong	$230,592	$267,209	$62,797
Deferred
Hong Kong	(51,267)	(116,475)	53,844
Provision for income taxes	$179,325	$150,734	$116,641

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024

 (Expressed in United States Dollars (“US$”))

12. Income Taxes (cont.)

The following table reconciles Hong Kong statutory rates to the Company’s effective tax:

	2025	2024	2023
Profit before income taxes	$906,772	$1,080,646	$996,195
Hong Kong Profits Tax rate	16.5%	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	149,617	178,307	164,372
Reconciling items:
Tax allowance at the statutory tax rates##	48,709	—	—
Tax effect of income that is not taxable*	(4,493)	(2,753)	(63,702)
Tax effect of expenses that are not deductible**	7,763	5,866	22,988
Temporary difference	(903)	(9,220)	14,791
Statutory tax deduction#	(193)	(383)	(765)
Effect of two-tier tax rate	(21,175)	(21,083)	(21,043)
Income tax expense	$179,325	$150,734	$116,641

*	Income that is not taxable mainly consisted of the government subsidies, bank interest income and change in cash value of life insurance policy, which are non-taxable under Hong Kong income tax law.
**	Expenses that are not deductible mainly consisted of interest on bank overdraft, stamp duty and equity in net losses of affiliates, which are non-deductible under Hong Kong income tax law.
#	It represents a reduction granted by the Hong Kong SAR Government of 100% of the tax payable subject to a maximum reduction of HK$1,500 and HK$3,000 for each business during the years ended March 31, 2025 and 2024, respectively.

##	It represents tax allowance at the statutory tax rates for companies incorporated in Cayman Islands and British Virgin Islands.

The Company measures deferred tax assets and liabilities based on the difference between carrying amount of assets and liabilities and their respective tax bases at the applicable tax rates. Components of the Company’s deferred tax assets and liabilities are as follows as of March 31:

	As of March 31,
	2025	2024
Deferred tax assets (liabilities):
Property, plant and equipment, net	$3,554	$(47,001)
Finance lease right-of-use assets, net	(11,734)	(23,329)
Operating lease right-of-use assets, net	(26,170)	(67,889)
Operating lease liabilities	23,442	63,051
Provision for allowance of credit losses	66,112	64,859
Other liabilities	10,037	24,122
Deferred tax assets (liabilities), net	$65,241	$13,813

Income tax payable consist of the following as of March 31:

	2025	2024
Income tax payable	$(372,816)	$(317,402)

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income taxes for the years ended March 31, 2025 and 2024. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from March 31, 2025.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024

 (Expressed in United States Dollars (“US$”))

13. Related Party Balance and Transactions

The following is a list of related parties which the Company has transactions with:

(a)	Mr. Ngo Chiu Lam, a director of the Company.

(b)	Kin Chiu Development Company Limited, controlled by Mr. Ngo Chiu Lam

(c)	KC-CRFG JV, a joint venture

(d)	KC-Glory JV, a joint venture

(e)	KC-Geotech JV, a joint venture

a. Due to related parties

As of March 31, 2025 and 2024, the balances of due to related parties were as follows:

		2025	2024
Due to related parties
Mr. Ngo Chiu Lam (a)	(1)	$617,944	$203,990
KC-CRFG JV (c)	(1)	184,019	91,719
KC-Glory JV (d)	(1)	320,278	318,436
KC-Geotech JV (e)	(1)	237,783	242,870
		$1,360,024	$857,015

(1)	The balance represented the advances from the director. Amounts due to joint ventures are for operation purpose. All amounts were unsecured, interest-free and repayable on demand.

b. Accounts receivable, net

As of March 31, 2025 and 2024, the balances of accounts receivable, net from joint venture were as follows:

	2025	2024
Accounts receivable, net
KC-Glory JV (d)	$1,363,517	$1,493,591
	$1,363,517	$1,493,591

c. Contract assets, net

As of March 31, 2025 and 2024, the balances of contract assets, net from joint ventures were as follows:

	2025	2024
Contract assets, net
KC-CRFG JV (c)	$303,585	$257,698
KC-Glory JV (d)	177,965	194,943
KC-Geotech JV (e)	42,600	41,480
	$524,150	$494,121

d. Contract liabilities

As of March 31, 2025 and 2024, the balances of contract liabilities from joint ventures were as follows:

	2025	2024
Contract liabilities
KC-CRFG JV (c)	$359,629	$536,341
	$359,629	$536,341

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024
 (Expressed in United States Dollars (“US$”))

13. Related Party Balance and Transactions (cont.)

e. Related party transactions

The Company’s related party transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

	2025	2024	2023
Provision of construction services
KC-CRFG JV (c)	$4,695,289	$6,884,950	$8,937,204
KC-Glory JV (d)	—	338,800	2,888,169
KC-Geotech JV (e)	622	2,301,097	3,939,946
	$4,695,911	$9,524,847	$15,765,319

	2025	2024	2023
Consultancy fee income
KC-CRFG JV (c)	$10	$35,736	$60,452
KC-Geotech JV (e)	44,399	63,658	78,910
	$44,409	$99,394	$139,362

f. Financial guarantee

On December 20, 2024, the Company was released from a financial guarantee to Kin Chiu Development Company Limited for US$1,137,380, related to payment obligations under a bank loan issued to Kin Chiu Development Company Limited. This release followed the transfer of the bank loan, with an outstanding balance of US$812,442 as of March 31, 2025, to Kin Chiu. No amounts were claimed under the guarantee for the years ended March 31, 2025, 2024 and 2023.

g. Assignment of borrowing and transfer of insurance plan

On December 20, 2024, HSBC issued banking facilities as working capital for Kin Chiu’s account in an aggregate amount not to exceed US$848,158 (HK$6,638,838). There was addition of bank borrowing $851,718 transferred to the Company with the respective transfer of life insurance policy.

Two life insurance policies were purchased by Kin Chiu Development Company Limited for Mr. Ngo Chiu Lam (position with a director and CEO of the Company) and Mrs. Po Lok Sze (Mr. Ngo Chiu Lam’s wife). On March 20, 2025, total life insurance policies of US$1,381,153, at cash surrender value, were transferred from Kin Chiu Development Company Limited to the Company. Mr. Ngo Chiu Lam has undertaken to personally settle the shortfall of US$568,711 between cash surrender value of life insurance policy and the outstanding loan balance as of the date of transfer.

As of March 31, 2025, the outstanding of the loan, Universal Life Insurance (ULI) Loan (I) and Loan (II), is approximately US$812,442, as stated in Note 11. There is no material covenant stated in this borrowing. The interest rate for the SME financing guarantee scheme is HIBOR + 1% per annum. The loan is secured by the entire life insurance policy from Mr. Ngo Chiu Lam and Ms. Po Lok Sze. The loan contains a repayment on demand clause.

14. Shareholders’ Equity

Ordinary shares

As discussed in the Note 1 to the consolidated financial statements regarding reorganization, the ordinary shares issuance and outstanding are summarized below.

a. Ordinary shares before re-designation

Date	Events	Number of shares	Par value	Amount
June 27, 2024	Share issued upon incorporation	5,000,000,000	0.00001	50,000
July 24, 2024	Share surrender and cancellation by sole shareholder	(4,973,495,000)	0.00001	(49,735)
July 24, 2024	Re-designate shares into Class A Ordinary Shares	(26,505,000)	0.00001	(265)
July 24, 2024	Re-designate shares into Class B Ordinary Shares	(1,995,000)	0.00001	(20)
	Ordinary shares before re-designation issued and outstanding after reorganization	—	0.00001	—

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024

 (Expressed in United States Dollars (“US$”))

14. Shareholders’ Equity (cont.)

b. Class A Ordinary Shares

Date	Events	Number of shares	Par value	Amount
July 24, 2024	Re-designate shares into Class A Ordinary Shares issued and outstanding after reorganization	26,505,000	0.00001	265
January 23, 2025	Issue of shares pursuant to IPO*	1,500,000	0.00001	15
February 6, 2025	Issue of shares pursuant to IPO*	225,000	0.00001	2
	Class A Ordinary Shares issued and outstanding as of March 31, 2025	28,230,000	0.00001	282

*	On January 23, 2025, the Company completed its initial public offering on NASDAQ, under the ticker symbol “SKBL”. Under this offering, 1,500,000 ordinary shares were issued at a price of $4.00 per share. In addition, the Company granted a 45-day option to the underwriter to purchase up to an additional 225,000 ordinary shares at the public offering price, less underwriting discounts, to cover over-allotment, if any. On February 6, 2025, the underwriter exercised the over-allotment option in full to purchase an additional 225,000 ordinary shares. On January 23, 2025, the Company closed its initial public offering and the exercise of the over-allotment option, received net proceeds of US$4,807,322 from the offering after deducting underwriting discounts and offering expenses of US$2,092,678 from the gross proceeds of US$6,900,000.

c. Class B Ordinary Shares

Date	Events	Number of shares	Par value	Amount
July 24, 2024	Re-designate shares into Class B Ordinary Shares	1,995,000	0.00001	20
	Class B Ordinary Shares issued and outstanding after reorganization and as of March 31, 2025	1,995,000	0.00001	20

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors out of our funds which are lawfully available for that purpose. In addition, our Shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or the credit standing in the Company’s share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting rights

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company.

Holders of our Ordinary Shares may vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Subject to any rights or restrictions as to voting attached to any shares, (i) on a show of hands every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall, at a general meeting of our Company, have one vote for each Class A Ordinary Share and 20 votes for each Class B Ordinary Share in each case of which he is the holder; and (ii) on a poll every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one vote for each Class A Ordinary Share and 20 votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder.

Voting at any meeting of shareholders is by show of hands unless a poll (before or on the declaration of the result of the show of hands) is demanded. A poll may be demanded by the chairperson of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total shares that are present in person or by proxy.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024

 (Expressed in United States Dollars (“US$”))

14. Shareholders’ Equity (cont.)

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by poll is demanded by the chairman of the meeting or any one or more shareholders who together hold not less than 10 percent of the votes attaching to the total shares that are present in person or by proxy.

Any ordinary resolution is a resolution passed by a simple majority of the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a unanimous written resolution.

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of the Company.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the amended and restated memorandum and articles of association or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

Cash dividend

No dividend was paid, proposed or declared for the ordinary shareholders of the Company for the year ended March 31, 2025 (2024: US$549,521).

15. Employee Benefit Plans

Employees of the Company located in Hong Kong participate in a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Group has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by an independent fund manager. The Company and its employees are each required to make contributions to the scheme calculated at 5% of the employees’ basic salaries on monthly basis.

Defined Benefit Pension Plan

Employment Ordinance of the Laws of Hong Kong requires employers to assure the liability of severance payment if an employee who has been working for the employer for not less than 24 months under a continuous contract is, due to redundancy, dismissed, laid off, or upon expiry of a fixed-term employment contract. The ordinance also requires employers to assure the liability of long service payment if an employee who has been working for the employer for not less than 5 years under a continuous contract is dismissed, dies, resigns on ground of ill health or on or after 65 years old, or upon expiry of a fixed-term employment contract. There were 127, 236 and 304 employees as of March 31,2025, 2024 and 2023, respectively.

The following table sets forth a summary of net periodic benefit cost for the years ended March 31, 2025, 2024 and 2023:

	Year Ended March 31,
	2025	2024	2023
Interest cost	$1,390	$4,004	1,835
Current service cost	17,416	39,295	25,770
Gain on settlement	(81,046)	(18,150)	(3,253)
Recognized net actuarial (gains) losses	(23,832)	12,715	27,186
Net periodic benefit cost	$(86,072)	$37,864	51,538

	2025	2024	2023
Actuarial assumptions used to determine net cost:
Discount rate	2.88% - 3.64%	3.48% – 4.30%	3.00% – 3.71%
Expected return on assets	3.00% - 3.64%	3.48% – 4.30%	3.00% – 3.71%
Rate of increase in salary	2.50%	2.50%	2.50%

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024

 (Expressed in United States Dollars (“US$”))

15. Employee Benefit Plans (cont.)

Undiscounted future benefit payments under the plans for the next ten years are estimated as follows:

For the year ending March 31,
2026	$61,914
2027	9,319
2028	9,319
2029	24,582
2030	28,438
2031 – 2035	238,177
Total	$371,749

The following tables provide a reconciliation of the changes in the benefit obligations during the years ended March 31, 2025 and 2024, and a summary of the funded status as of March 31, 2025 and 2024:

	Year Ended March 31,
	2025	2024	2023
Change in Benefit Obligations, (net)
Balance at beginning of year	$146,191	$107,956	$56,633
Interest cost	1,390	4,004	1,835
Current service cost	17,416	39,295	25,770
Gain on settlement	(81,046)	(18,150)	(3,253)
Actuarial (gain) loss	(23,832)	12,715	27,186
Exchange difference	710	371	(215)
Balance at end of year	$60,829	$146,191	$107,956

	2025	2024
Gross long service payment obligation	$(96,934)	$(247,509)
Add: Attributed contributions	36,105	101,318
Total net unfunded amount recognized in consolidated balance sheets	$(60,829)	$(146,191)

Net unfunded amounts recognized in consolidated balance sheets consist of:
Current liabilities included in accrued expenses and other current liabilities	$(26,467)	$(44,423)
Long-term liabilities included in other long-term liabilities, net of current portion	(34,362)	(101,768)
Total net unfunded amount recognized in consolidated balance sheets	$(60,829)	$(146,191)

16. Commitments and Contingencies

Commitments

As at March 31, 2025 and 2024, the Company did not have any significant capital and other commitments.

Contingencies

Legal Proceedings

The Company is involved in several legal proceedings in which damages and claims have been asserted against it. The Company’s management and legal counsel believe that it has a number of valid defenses to such proceedings and claims and intend to vigorously defend itself. The Company do not believe that any such matters will have a material adverse effect on its financial position, results of operations, or liquidity as many of these employee related claims are covered under the Company’s insurance covers. The Company record a loss contingency if the potential loss from a proceeding or claim is considered probable and the amount can be reasonably estimated or a range of loss can be determined. The Company provide disclosure when it is reasonably possible that a loss will be incurred in excess of any recorded provision. Significant judgment is required in these determinations. As additional information becomes available, the Company reassess prior determinations and may change our estimates. Additional claims may be asserted against the Company in the future. Litigation is subject to many uncertainties, and the outcome of litigation is not predictable with assurance. It is possible that a litigation matter for which liabilities have not been recorded could be decided unfavorably to the Company, and that any such unfavorable decision could have a material adverse effect on our financial position, results of operations, or liquidity.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2025 and 2024

 (Expressed in United States Dollars (“US$”))

17. Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”), Mr. Ngo Chiu Lam (a director of the Company), for making decisions, allocating resources and assessing performance.

The CODM reviews financial information on a consolidated basis and uses the consolidated net income, as reported on the consolidated statements of operations and comprehensive income, to assess performance of the Company and to allocate resources as part of the annual reporting process and to assess the performance of the Company’s single reportable segment, primarily by monitoring actual results versus the plan.

The significant expenses reviewed by the CODM are consolidated operating expenses, as presented in the consolidated statement of operations and comprehensive income. Consolidated operating expenses include general and administrative expenses and reversal of / (allowance for) expected credit losses. General and administrative expenses include staff costs (including directors’ remuneration) US$687,695 and $506,890 for the year ended March 31, 2025 and 2024, respectively and depreciation and amortization expense, which are disclosed in Note 7, “Property, Plant and Equipment, net” and Note 8, “Leases”. Other segment items consist of interest expense and other income, as presented in the consolidated statement of operations

Other segment items for the years ended March 31, 2025, 2024 and 2023, expenses totaled US$652,702, US$541,328 and income totaled US$255,911, respectively, and consisted of:

-	Interest expense of US$891,379, US$733,220 and US$354,125, respectively

-	Other income, net of $238,677, $191,892 and US$610,036, respectively, primarily related to consultancy fee income from joint ventures, gain from benefit obligations of the employee benefit plans and government subsidies.

The CODM does not utilize consolidated balance sheet information when evaluating performance or allocating resources.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. For the years ended March 31, 2025 and 2024, revenue and assets within Hong Kong contributed 100% of the Company’s total revenue and assets. Therefore, no geographical segments are presented. The single segment represents the Company’s core business as an Approved Public Works Contractor undertaking roads and drainage to its customers in Hong Kong.

The following table presents revenue by sector for the years ended March 31, 2025 and 2024, respectively:

	Year Ended March 31,
	2025	2024	2023
Revenue
Public	$46,009,519	$48,298,181	$43,341,572
Private	—	523,438	1,213,509
Total revenue	$46,009,519	$48,821,619	$44,555,081

18. Subsequent Events

The Company has assessed all events from March 31, 2025, up through the date that these consolidated financial statements are available to be issued, and there are no material subsequent events that require recognition or disclosure in these consolidated financial statements.