Form 20-F
period 2026-03-31
Skyline Builders Group Holding Ltd
filed 2026-08-17
CIK 2031009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 17,481,491 Ordinary Shares, consisting of 15,486,491 Class A Ordinary Shares and 1,995,000 Class B Ordinary Shares; and 47,332,468 Preferred Shares, consisting of 47,326,026 Series A Preferred Shares and 6,442 Series B Preferred Shares, as of March 31, 2026.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Conventions Which Apply to this Annual Report

Throughout this annual report, we use a number of key terms and provide a number of key performance indicators used by management. Unless the context otherwise requires, the following definitions apply throughout where the context so admits:

●	“Amended Memorandum and Articles” refers to our fourth amended and restated memorandum and articles of association adopted by special resolution passed on February 6, 2026;

●	“Audit Committee” refers to the audit committee of our Board of Directors;

●	“Board” or “Board of Directors” refer to the board of Directors of our Company;

●	“Business Combination” refers to the transactions contemplated under the Transaction Agreement;

●	“Class A Ordinary Shares” refers to Skyline Builders Group Holding Limited’s Class A Ordinary Shares of par value US$0.00001 each;

●	“Class B Ordinary Shares” refers to Skyline Builders Group Holding Limited’s Class B Ordinary Shares of par value US$0.00001 each;

●	“China” or the “PRC” refers to the People’s Republic of China, including Hong Kong and Macau. For reference to specific laws and regulations adopted by the PRC, the definition of “China” or the “PRC” refers to the People’s Republic of China, excluding Hong Kong and Macau;

●	“Companies Act” refers to the Companies Act (Revised) of the Cayman Islands, including any statutory modification or re-enactment thereof for the time being in force;

●	“Directors” refers to the directors of our Company;

●	“Executive Officers” refers to the executive officers of our Company;

●	“Government” refers to the government of Hong Kong;

●	“Hong Kong” refers to Hong Kong Special Administrative Region, People’s Republic of China;

●	“Kaz Companies” means Cove Kaz, KCMLLP, and each of their respective Subsidiaries prior to the Business Combination;

●	“Nominating and Corporate Governance Committee” refers to the nominating corporate governance committee of our Board of Directors

●	“Operating Subsidiaries” refers to Kin Chiu Engineering Limited and Kin Chiu Development Company Limited;

●	“Ordinary Shares” refers to Class A Ordinary Shares and Class B Ordinary Shares;

●	“our Group” or “the Group” refers to Skyline Builders Group Holding Limited and its subsidiaries;

●

“PIPE Financing” means the subscription by certain investors for, and issuance by SKBL of, (a) SKBL Class A Ordinary Shares, (b) SKBL Preferred B Shares, (c) SKBL Unsecured Convertible Notes and/or (d) SKBL Warrants, pursuant to subscription agreements entered into between August 2025 and March 2026.

●	“SEC” refers to the U.S. Securities and Exchange Commission;

●	“Series A Preferred Shares” refers to Skyline Builders Group Holding Limited’s Series A Preferred Shares of par value US$0.00001 each;

●	“Series B Preferred Shares” refers to Skyline Builders Group Holding Limited’s Series B Preferred Shares of par value US$0.00001 each;

●	“Shares” refers to the Class A Ordinary Shares, Class B Ordinary Shares, Series A Preferred Shares and Series B Preferred Shares collectively;

●	“Transaction Agreement” refers to the transaction agreement, dated as of April 30, 2026, by and among SKBL, SKBL Merger Sub Inc., a Cayman Islands exempted company with limited liability (“SKBL Merger Sub”), Cove Kaz Capital Group LLC, a Delaware limited liability company (“Cove Kaz”), and Kaz Resources LLC, a Delaware limited liability company (“KRLLC”);

●	“we”, “us”, “our Company”, “our” or “the Company” refers to Skyline Builders Group Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and in the context of describing its operation and business, its subsidiaries;

●	“H.K. dollar”, “H.K. dollars”, or “HK$” refers to the legal currency of Hong Kong;

●	“U.S. dollar”, “U.S. dollars”, “dollars”, “USD”, “US$” or “$” refers to the legal currency of the United States.

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

Introduction

We (the “Company” or “SKBL”), are an exempted company with limited liability incorporated under the laws of the Cayman Islands on June 25, 2024, as a holding company. We operate our business primarily through our indirectly wholly owned Operating Subsidiaries, Kin Chiu Engineering Limited and Kin Chiu Development Company Limited. For the fiscal years ended March 31, 2026, 2025 and 2024, we operate in a single segment that represents the Company’s core business as an Approved Public Works Contractor undertaking roads and drainage for customers in Hong Kong. Our construction activities mainly include public civil engineering works, such as road and drainage works, in Hong Kong. We mostly undertake civil engineering works in the role of subcontractor, while we are also fully qualified to undertake such work in the capacity of main contractor.

On November 6, 2025, we furnished a report on Form 6-K announcing a new strategic direction focused on the critical materials sector. Under this strategy, we seek to become a strategic supplier of critical minerals and nuclear fuels and have identified several potential acquisitions and strategic partnerships. We intend to prioritize supplying customers in the United States over customers in other regions to help ensure that U.S. customers have access to the critical materials they require. As of March 31, 2026, this strategy had not resulted in a new reportable segment.

On October 31, 2025, we entered into a subscription and unit purchase agreement (the “Subscription Agreement”) with a limited liability company engaged in the critical minerals space (the “LLC”), pursuant to which we subscribed for an approximate 20% membership interest in the LLC, subject to regulatory approval, for a subscription price of $20,000,000. This represents the start of a new strategic direction by us into the critical materials space. We seek to become a highly strategic supplier of critical minerals and nuclear fuels with several potential acquisitions and strategic partnerships identified. We will focus on supplying customers in the United States preferentially over customers in other regions to ensure that US customers have access to the critical materials they require.

On April 30, 2026, we entered into a transaction agreement (the “Transaction Agreement”) with SKBL Merger Sub Inc., a Cayman Islands exempted company with limited liability (“SKBL Merger Sub”), Cove Kaz Capital Group LLC, a Delaware limited liability company (“Cove Kaz”), and Kaz Resources LLC, a Delaware limited liability company (“KRLLC”), with respect to a proposed business combination involving the parties thereto (the “Business Combination”). Unless otherwise defined in this annual report, capitalized terms used in the following description of the Business Combination have the meanings ascribed to them in the Transaction Agreement.

For purposes of engaging in the Business Combination, (i) Cove Kaz incorporated SKBL Merger Sub as a newly incorporated Cayman Islands exempted company with limited liability wholly owned by Cove Kaz and (ii) KRLLC will form a newly incorporated private company in the Astana International Financial Centre (“AIFC NewCo”). KRLLC owns 100% of the issued and outstanding participatory interests (the “KCMLLP Interests”) in Kaz Critical Minerals LLP, a limited liability partnership incorporated and existing under the laws of the Republic of Kazakhstan (“KCMLLP”). Prior to the Closing Date, and subject to the terms and conditions set forth in the Transaction Agreement, KCMLLP will merge with and into AIFC NewCo, with AIFC NewCo being the surviving entity.

Upon the terms and subject to the conditions of the Transaction Agreement, including receipt of requisite regulatory approvals: (a) KRLLC will distribute a percentage of the Equity Interest in AIFC NewCo equal to the fair market value of the KRLLC Redeemed Interests to SKBL in exchange for the redemption of all of the KRLLC Redeemed Interests, (b) Cove Kaz will convert its legal form from a Delaware limited liability company to a Delaware corporation, and change its corporate name to “Kaz Resources Inc”. (the “PubCo”), or such other name as may be agreed by the parties, (c) KRLLC will (i) sell its entire Equity Interest in AIFC NewCo to Cove Kaz, and (ii) contribute all of its rights and interests in and to the KRLLC Receivable to Cove Kaz, in each case, in exchange for newly issued shares of PubCo Class B Common Stock and the right to receive Earnout Shares, if and to the extent earned, in accordance with the Transaction Agreement and (d) at the SKBL Merger Effective Time, in accordance with the Companies Act, SKBL Merger Sub will merge with and into SKBL, as a result of which the separate corporate existence of SKBL Merger Sub will cease and SKBL will continue as the surviving company in such merger (the “SKBL Merger”) the SKBL Merger, and each of the issued and outstanding SKBL Securities immediately prior to the SKBL Merger Effective Time shall no longer be outstanding and shall automatically be cancelled in exchange for the right to receive securities in PubCo as described in the Transaction Agreement. Defined terms used herein that are not otherwise defined shall have the meaning ascribed to them in the Transaction Agreement.

On August 17, 2026, we announced that we have acquired two highly prospective gold and silver mineral properties in Nevada for an aggregate purchase price of US$136,000. The two properties acquired are (i) Mill Creek, an early-stage gold exploration project acquired from Paramount Gold (NYSE: PZG), and (ii) Irwin Mine, a past-producing property with historic high-grade intrusive-related gold and silver. Both mineral properties are at an early stage of exploration. We do not view these transactions as material to our business or operations at this time.

Our Class A Ordinary Shares began trading on Nasdaq under the trading symbol “KAZR,” replacing “SKBL,” since June 17, 2026.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this annual report are based upon information available to us as of the date of this annual report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

●	the consummation of, and anticipated benefits from, the Business Combination;

●	the successful execution of our new business strategies following the Business Combination;

●	changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business;

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services and products;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future government regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results;

●	dependence on our senior management and key employees; and

●	other factors set forth under “Risk Factors.”

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

v

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Related to Our Corporate Structure

We will in the future rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. In the future, funds or assets may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash.

Skyline Builders Group Holding Limited is a holding company, and we will in the future rely on dividends and other distributions on equity paid by the Operating Subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate we will retain any earnings to support operations and to finance the growth and development of our business. If the Operating Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

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

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The PRC laws and regulations do not currently have any material impact on transfers of cash from Skyline Builders Group Holding Limited to our Operating Subsidiaries or our Operating Subsidiaries to Skyline Builders Group Holding Limited, our shareholders and U.S. investors. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless.

Recently in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our Operating Subsidiaries and any changes in such laws and regulations and interpretations may impair its ability to operate profitably, which could result in a material negative impact on its operations and/or the value of our Class A Ordinary Shares.

Although we have direct ownership of our operating entities in Hong Kong and currently do not have or intend to have any subsidiary or any contractual arrangement to establish a VIE structure with any entity in mainland China, we are still subject to certain legal and operational risks associated with our Operating Subsidiaries, being based in Hong Kong and having all of its operations to date in Hong Kong. Additionally, the legal and operational risks associated in mainland China may also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to a company such as our Operating Subsidiaries and Skyline Builders Group Holding Limited, given the substantial operations of our Operating Subsidiaries in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong. In the event we or our Operating Subsidiaries were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or our Operating Subsidiaries might be subject to fines, experienced evaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted. Our organizational structure involves risks to the investors, and Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our Operating Subsidiaries’ operations and/or a material change in the value of our Class A Ordinary Shares, including the risk that such event could cause the value of such securities to significantly decline or become worthless. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

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

Skyline Builders Group Holding Limited is a holding company incorporated in the Cayman Islands with our Operating Subsidiaries based in Hong Kong, as of the date of this report, we have no subsidiary, VIE structure or any direct operations in mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of mainland China. Further, we are headquartered in Hong Kong and our chief executive officer, chief financial officer and all members of the board of directors of Skyline Builders Group Holding Limited are based in Hong Kong are not mainland China citizens and all of our revenues and profits are generated by our subsidiary in Hong Kong and we have not generated any revenues or profits in mainland China. Additionally, we do not intend to operate in mainland China in the foreseeable future. As such, we do not believe we would be subject to the M&A Rules or would be required to file with the CSRC under the Trial Measures. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).Therefore, we believe, as of the date of this report, the CSRC’s approval or review is not required for the listing and trading of our Class A Ordinary Shares in the U.S. exchange as provided under the M&A Rules and the Trial Measures.

Most of our Operating Subsidiaries’ operations are conducted in Hong Kong, which is a part of the PRC. We are aware that recently, in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding its efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Hong Kong subsidiary’s daily business operations, their ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchange. These actions could result in a material change in our operations and/or to the value of our Class A Ordinary Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors.

In addition, on December 28, 2021, the Measures were published and became effective February 15, 2022, and require that, among other things, and in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and which further elaborate on the factors to be considered when assessing the national security risks of the relevant activities. The publication of the Measures indicates greater oversight by the CAC over data security, which may impact our business in the future. As of the date of this report, our Operating Subsidiaries do not have any mainland China individuals as clients. However, our Operating Subsidiaries may collect and store certain data (including certain personal information) from its customers for “Know Your Customers” purposes, which may include mainland China individuals in the future. As of the date of this report, we do not expect the Measures to have an impact on our business, operations to subject us or our Operating Subsidiaries to permission requirements from the CAC or any other government agency that is required to approve our subsidiary’s operations, as we do not believe we will be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our subsidiary’s business operations and the listing of our Class A Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review or we and our subsidiary might be covered by permission from the CAC or any other government agency that is required to approve our subsidiary’s operations in the future. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It also remains uncertain what the potential impact such modified or new laws and regulations will have on our subsidiary’s daily business operations, its ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may significantly limit or cause the value of our Class A Ordinary Shares to significantly decline or become worthless. As of the date of this report, there are no commensurate laws or regulations in Hong Kong which result in similar significant oversight over data security for companies seeking to offer securities on a foreign exchange. However, we cannot guarantee that, if, in the future, such laws or regulations were issued in Hong Kong, we would be compliant with such laws or regulations in a timely manner or at all. In addition, we may have to spend significant time and costs to become compliant. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the relevant regulatory authorities, and our ability to conduct our business, or offer securities on a U.S. or other international securities exchange may be restricted. As a result of the foregoing, our business, reputation, financial condition, and results of operations may be materially and adversely affected.

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

On December 24, 2021, the China Securities Regulatory Commission (the “CSRC”) released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises” and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment. These rules state that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

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

The Management understands that as of the date of this report, the Group has no operations in China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. While the Group has no current operations in China, should we have any future operations in China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our potential operations in China, as well as limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds into China or take other actions that could have a material adverse effect on our business as well as the trading price of our Class A Ordinary Shares. We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt offering securities before settlement and delivery of our Class A Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for offering securities, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Furthermore, on July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business or our operations as we do not believe that our Operating Subsidiaries would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Revised Review Measures are adopted into law in the future and if our Operating Subsidiaries are deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, our operation and the listing of our Class A Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review.

We have been advised by David Fong & Co., our Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this report, our Company and its subsidiary, including our Operating Subsidiaries, are not required to obtain any permissions or approvals from Hong Kong authorities for the continued listing of our Class A Ordinary Shares in the U.S. and issuing our Class A Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and/or its subsidiary or denied by any relevant authorities. Most of our Operating Subsidiaries’ operations are conducted in Hong Kong, which is a part of the PRC. As of the date of this report, our Operating Subsidiaries have received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates. However, we have been advised by David Fong & Co. that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on management’s internal assessment that the Company and its subsidiary currently have no material operations in the PRC, management understands that as of the date of this report, the Company is not required to obtain any permissions or approvals from PRC authorities for the continued listing of our Class A Ordinary Shares in the U.S. and to issue our Class A Ordinary Shares to foreign investors, including the CAC or the CSRC. We also understand that our Operating Subsidiaries are not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this report. No permissions or approvals have been applied for by the Company or denied by any relevant authority. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

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

Most of our Operating Subsidiaries’ operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may influence such operations at any time, which could result in a material change in the operations of the Operating Subsidiaries and/or the value of our Class A Ordinary Shares. The PRC government may also impose restrictions on our ability to transfer money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. There are uncertainties regarding the enforcement of PRC laws, and rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale.

Recently in 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including a cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Given the recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline or be worthless. Additionally, any further control over offerings conducted overseas and/or foreign investment impacting our subsidiary in Hong Kong by the Hong Kong government could result in a material change in our Operating Subsidiaries’ operations, financial performance and/or the value of our Class A Ordinary Shares or impair our ability to raise money.

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

For the fiscal year ended March 31, 2026, 2025 and 2024, the majority of our revenue was derived from civil engineering projects in Hong Kong. The future development of the civil engineering industry and the availability of civil engineering projects in Hong Kong largely depend on the continued development of infrastructure by the Government of Hong Kong. The nature, extent and timing of available civil engineering projects will be determined by an interplay of a variety of factors, including the Government’s policies on the infrastructure development in Hong Kong, its land supply and public housing policy, the investment and budget of the Government of Hong Kong and the general conditions and prospects of Hong Kong’s economy. These factors may affect the availability of civil engineering projects in Hong Kong.

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

Our revenue is typically derived from projects which are non-recurrent in nature and our customers are under no obligation to award projects to us. For the fiscal year ended March 31, 2026, 2025 and 2024, we secured new businesses mainly through invitation for tender by customers or through submitting tenders directly to the Government of Hong Kong responsible for the projects. There is no assurance that we will be able to secure new contracts in the future. Accordingly, the number and scale of projects and the amount of revenue we are able to derive therefrom may vary significantly from period to period, and it may be difficult to forecast the volume of future business. In the event that we fail to secure new contracts or there is a significant decrease in the number of tender invitations or contracts available for bidding in the future, our business, financial position and prospects could be materially and adversely affected.

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

Our customers may request additional, reduction or alteration of works beyond the scope of the contract during project implementation by placing variation orders with us. The aggregate amount of revenue that we are able to derive from a project may be different from the original estimated contract sum specified in the relevant contract due to variation orders placed by our customers. As such, there is no assurance that the amount of fees and charges as finally agreed with our customers would be sufficient to recover our costs incurred or provide us with a reasonable profit margin or the amount of revenue derived from our projects will not be substantially different from the original estimated contract sum as specified in the relevant contracts and our financial condition may be adversely affected by any decrease in our revenue as a result of variation orders. As a result, there is no assurance that our revenue and profit margin in the future will remain at a level comparable to those recorded during the fiscal year ended March 31, 2026.

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

There is no assurance that the actual amount of time and costs incurred during the performance of our projects would not exceed our estimation. The actual amount of time and costs incurred in completing a project may be adversely affected by many factors, including unforeseen site conditions, adverse weather conditions, accidents, non-performance by our subcontractors, unexpected significant increase in costs of materials agreed to be borne by us, unexpected increase in the amount of rectification works requested by our customers and other unforeseen problems and circumstances. Any material inaccurate estimation in the time and costs involved in a project may give rise to delays in completion of works and/or cost overruns, which in turn may materially and adversely affect our financial condition, profitability and liquidity. We typically bear the risk of delays and cost overruns in our projects, and we are generally unable to pass these costs to our customers.

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

We engage subcontractors from time to time to perform a part of the site work under our supervision. In order to control and ensure the quality and progress of the works of our subcontractors, we select subcontractors based on quality of their service, their qualifications and experience relevant to the project, skills and technique required for the project, the prevailing market price, the delivery time, their availability and fee quotations. There is no assurance that the work quality of our subcontractors can always meet our requirements. We may be affected by the non-performance, inappropriate or poor quality of works rendered by our subcontractors. Such events could impact upon our profitability, financial performance and reputation. In addition, there is no assurance that we will always be able to secure services from suitable subcontractors when required or be able to negotiate acceptable fees and terms of service with subcontractors. In such event, our operation and financial position may be adversely affected.

In the event that our subcontractors fail to follow the safety guidelines and other requirements imposed by our customers, we may be liable to pay our customers the expenses and penalties incurred by them. Although we are entitled to be compensated by our subcontractors in relation to such penalties under the subcontracting agreement, we may not be able to claim from such subcontractors in order to maintain a stable relationship with our major subcontractors. In such event, we may be subject to additional costs and penalties incurred by our subcontractors in relation to their failure to comply with the safety procedures and other requirements imposed by our customers.

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

During the fiscal years ended March 31, 2026, 2025 and 2024, our five largest customers accounted for a significant portion of our total revenue.

A significant portion of our revenue was derived from a limited number of customers. Our five largest customers for the fiscal year ended March 31, 2026, 2025 and 2024 accounted for approximately 87.3%, 82.7%, and 84.9% of our revenue in the corresponding periods, respectively. In particular, one of our top customers contributed approximately 36.8%, 31.1%, and 33.4% of our total revenue for the fiscal years ended March 31, 2026, 2025 and 2024. For the year ended March 31, 2026, three customers accounted for approximately 36.8%, 18.9% and 16.3% of the Company’s total revenue. For the year ended March 31, 2025, five customers accounted for approximately 31.1%, 18.6%, 12.0%, 10.8% and 10.2% of the Company’s total revenue. For the year ended March 31, 2024, four customers accounted for approximately 33.4%, 14.7%, 14.1% and 13.9% of the Company’s total revenue. We were engaged by our customers on a project-by-project basis. There is no assurance that we will continue to obtain contracts from our major customers in the future. If there is a significant decrease in the number of projects awarded by our major customers, and we are unable to secure suitable projects of a comparable size and quantity as replacements from other customers, our financial condition and operating results would be materially and adversely affected.

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

The success of our business depends upon our ability to attract, train and retain qualified, reliable personnel, including, but not limited to, our executive officers and key management personnel, such as Mr. Ngo Chiu Lam and Ms. Sze Man Chan. Additionally, the successful operation of our business depends upon project management personnel, other employees and qualified subcontractors who possess the necessary and required experience and expertise and who will perform their respective services at a reasonable and competitive rate. Competition for these and other experienced personnel is intense. As a result, it may be difficult to attract and retain qualified individuals with the requisite expertise and in the timeframe demanded by our clients.

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

We have implemented measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including i) hired more qualified staff to fill up the key roles in the operations; and ii) appointed independent directors, established an audit committee and strengthening corporate governance. Our management considers our internal controls over financial reporting is effective as of March 31, 2026.

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

We are a holding company whose principal source of operating cash is the income received from our Operating Subsidiaries.

We are dependent on the income generated by our Operating Subsidiaries in order to make distributions and dividends on the shares. The amount of distributions and dividends, if any, which may be paid to us from our Operating Subsidiaries will depend on many factors, including such subsidiary’s results of operations and financial condition, limits on dividends under applicable law, its constitutional documents, documents governing any indebtedness, and other factors which may be outside our control. If our Operating Subsidiaries do not generate sufficient cash flow, we may be unable to make distributions and dividends on the shares.

Our controlling shareholder has considerable influence over our corporate matters.

Our share capital is divided into Class A Ordinary Shares, Class B Ordinary Shares, Series A Preferred Shares and Series B Preferred Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares are entitled to receive notice of, attend, speak and vote at general meetings of the Company and vote together as a single class on all matters submitted to a vote of our shareholders. Each Class A Ordinary Share entitles its holder to one (1) vote, and each Class B Ordinary Share entitles its holder to twenty (20) votes, on all matters subject to a vote at general meetings of the Company. Series A Preferred Shares and Series B Preferred Shares do not carry voting rights with respect to matters subject to a vote at general meetings of the Company, except with respect to the matters specified in our Amended Memorandum and Articles.

Class A Ordinary Shares may not be converted into Class B Ordinary Shares, Series A Preferred Shares or Series B Preferred Shares. Class B Ordinary Shares may not be converted into Class A Ordinary Shares, Series A Preferred Shares or Series B Preferred Shares. Series A Preferred Shares may not be converted into Class B Ordinary Shares or Series B Preferred shares, and Series B Preferred Shares may not be converted into Class B Ordinary Shares or Series A Preferred Shares. Series A Preferred Shares and Series B Preferred Shares are convertible into Class A Ordinary Shares in accordance with our Amended Memorandum and Articles.

Provided that such transfer complies with applicable Nasdaq Listing Rules and subject to the lock-up agreements entered into in connection with private placements and the Transaction Agreement, our shareholders may freely transfer shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the Nasdaq Listing Rules or in any other form approved by our directors, executed where she Shares are Fully Paid, by or on behalf of that shareholder; and where the Shares are partly paid, by or on behalf of that shareholder and the transferee. Where the shares of any class in question are not listed on any stock exchange or subject to the rules of any stock exchange, our directors may in their absolute discretion decline to register any transfer of such shares which are not fully paid up or on which our Company has a lien.

Our controlling shareholder, Dablam LLP, holds 1,995,000 Class B Ordinary Shares, collectively representing 71.4% of the aggregate voting power of our issued and outstanding ordinary shares. As a result of our current share structure and the concentration of ownership, Dablam LLP will hold considerable influence over corporate matters requiring shareholder approval and will independently control the operations of the Company, including without limitation, electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

Our controlling shareholder may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Because our controlling shareholder, Dablam LLP, has considerable influence over our corporate matters, its interests may differ from the interests of our company as a whole. The controlling shareholder could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Currently, we do not have any arrangements to address potential conflicts of interest between the controlling shareholder and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could disrupt our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

The civil engineering industry in Hong Kong has been facing the problem of labor shortage and ageing workforce. The supply and cost of labor in Hong Kong are affected by the availability of labor in the market as well as economic factors in Hong Kong including the inflation rate and standard of living. There is no guarantee that the supply of labor and labor costs will be stable. In addition, the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) requires that an employee is entitled to be paid wages in respect of any wage period of not less than the minimum wage, which shall be derived by reference to the prescribed minimum hourly wage rate (currently set at HK$43.1 per hour (effective from May 1, 2026)). There is no assurance that the statutory minimum wage will not increase in the future. In the event that we or our subcontractors fail to retain existing labor and/or recruit sufficient labor in a timely manner to cope with the demand of our existing or future jobs and/or there is a significant increase in the costs of labor, we may not be able to complete our jobs on schedule and/or within budget and our operations and profitability may be adversely affected.

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

Risks Related to Our Proposed Business Combination and New Business Strategy

The proposed business combination may not be completed within the anticipated timeframe or at all, and the Transaction Agreement may be terminated in accordance with its terms.

On April 30, 2026, we entered into the Transaction Agreement with SKBL Merger Sub, Cove Kaz and KRLLC with respect to the Business Combination. The completion of the Business Combination is subject to numerous conditions, including, among others, approval by our shareholders, receipt of required governmental and third-party approvals, the effectiveness of a registration statement registering the shares of PubCo Class A Common Stock to be issued to our shareholders, the listing of such shares on the applicable trading market and the absence of a material adverse effect with respect to us or the Kaz Companies.

Certain closing conditions may not be satisfied or waived within the anticipated timeframe or at all. Governmental authorities may delay, condition or deny required approvals, and our shareholders may not approve the Business Combination. In addition, events occurring after the execution of the Transaction Agreement may prevent one or more of the representations, warranties or closing conditions under the Transaction Agreement from being satisfied.

The Transaction Agreement may be terminated under specified circumstances, including if the Business Combination has not been completed by the termination date set forth therein, the required shareholder approval is not obtained, a governmental authority permanently prohibits the Business Combination, a party materially breaches its representations, warranties or covenants, our board of directors changes or withdraws its recommendation, or the required disposition of our Hong Kong legacy business is not completed by the applicable deadline. If the Transaction Agreement is terminated, we may not realize any of the anticipated benefits of the Business Combination. Any delay in completing, or failure to complete, the Business Combination could materially and adversely affect our business, financial condition, results of operations and the market price of our Class A Ordinary Shares.

We will incur substantial transaction-related costs in connection with the Business Combination regardless of whether it is completed.

We have incurred, and expect to continue to incur, substantial costs in connection with the negotiation and completion of the Business Combination, including legal, accounting, financial advisory, financing, regulatory, filing, printing and other professional fees. We may also incur costs in connection with obtaining shareholder and regulatory approvals, preparing and filing the applicable registration statement and proxy materials, arranging the PIPE Financing, disposing of our Hong Kong legacy business, and preparing for the integration and operation of the PubCo following completion of the Business Combination.

A significant portion of these costs is payable regardless of whether the Business Combination is completed. We may also incur additional costs and expenses if the completion of the Business Combination is delayed, if regulatory authorities impose additional requirements, or if litigation or other disputes arise in connection with the Business Combination. These costs could exceed our current estimates and reduce the cash and other resources available to us for our existing operations or the operations of the PubCo. If the Business Combination is not completed, we will have incurred substantial expenses without realizing the expected benefits of the Business Combination, which could materially and adversely affect our financial condition and liquidity.

The pendency of the Business Combination may disrupt our existing business, divert management’s attention and adversely affect our relationships with customers, employees and other business partners.

Our management has devoted, and is expected to continue to devote, significant time and attention to the Business Combination. This diversion of management resources may impair our ability to operate our existing business effectively, address operational matters, retain personnel and pursue other business opportunities. The Business Combination may also create uncertainty among our customers, employees, suppliers, subcontractors, lenders and other business partners regarding our future operations and business strategy.

Our existing or prospective business partners may delay or defer decisions concerning their relationships with us, and our employees may experience uncertainty regarding their continued employment or future roles. Competitors may also seek to take advantage of such uncertainty. Any of these developments could adversely affect our existing business, regardless of whether the Business Combination is completed.

Completion of the Business Combination would fundamentally change the nature of our business, and we expect the executive leadership and management of Cove Kaz and the Kaz Companies will continue in their respective roles within the PubCo.

Historically, our principal operations have consisted of civil engineering activities in Hong Kong. The Transaction Agreement requires, as a condition to the obligations of Cove Kaz, KRLLC and SKBL Merger Sub to consummate the Business Combination, that we dispose of our Hong Kong legacy business in a manner reasonably satisfactory to Cove Kaz and have no operations or business in Hong Kong or China, or liabilities related thereto, as of the Closing Date. The proposed business strategy involves industries, markets, technologies, regulatory regimes and operational risks that are substantially different from those associated with our existing civil engineering business.

We do not have an established operating history in the mining or critical minerals industry. Following the consummation of the Business Combination, we expect that the PubCo will rely on the management and personnel of Cove Kaz and the Kaz Companies to operate its business and execute its business plans. There can be no assurance that the PubCo will successfully execute such business plans or that these key personnel will remain with PubCo. Any failure to execute such business plans, the loss of any such personnel, or PubCo’s inability to recruit and retain qualified personnel with relevant industry experience could materially and adversely affect the PubCo’s business, financial condition and results of operations.

The implementation of the new business strategy will require the PubCo to further develop or strengthen expertise in numerous areas, including geological exploration, mineral-resource evaluation, mine design, project development, metallurgy, mineral processing, environmental compliance, mine safety, infrastructure development, government relations and the marketing of mineral products. If the PubCo is unable to obtain and retain qualified personnel, develop the required operational capabilities or adapt to the risks and requirements of the mining industry, its business, financial condition and results of operations could be materially and adversely affected.

The PubCo’s mineral projects will require substantial capital, and financing may not be available on acceptable terms or at all.

The exploration, development and construction of mining and processing projects are capital intensive. Preliminary estimated development costs for the Northern Katpar and Upper Kairakty tungsten projects are at least $1.1 billion, and actual costs may be materially higher as a result of inflation, project optimization, construction delays, cost overruns, supply-chain disruptions, changes in regulatory requirements, adverse site conditions or other factors. The PubCo may also require substantial funding for definitive feasibility studies, exploration programs, environmental and technical studies, infrastructure, equipment, working capital and the development of its other mineral concessions in Kazakhstan.

Although the Export-Import Bank of the United States and the U.S. International Development Finance Corporation have issued letters of interest for potential project financing of up to $900 million and $700 million, respectively, such letters of interest do not constitute binding commitments to provide financing. Any financing remains subject to further due diligence, credit approval, documentation, satisfaction of conditions and other requirements. There is no assurance that any financing contemplated by these letters will be obtained, or that it will be obtained in the amounts or on the terms currently contemplated.

If sufficient funding is not available, the PubCo may be required to delay, reduce or abandon exploration, development, construction or processing activities. Additional equity financing could dilute the interests of existing shareholders, while debt financing could impose restrictive covenants, require security over project assets and increase the PubCo’s interest expense and financial risk. The inability to obtain sufficient financing on acceptable terms could materially and adversely affect the PubCo’s ability to develop its projects and implement its business strategy.

Mineral exploration and mine development are inherently speculative, and the PubCo may not successfully develop commercially viable mining operations.

Mineral exploration and development involve a high degree of risk. There is no assurance that the PubCo’s exploration activities will result in the discovery or confirmation of mineral deposits that can be economically extracted. Even if mineral resources are identified, numerous factors may affect whether such resources can be developed into commercially viable mines, including the grade, quality and continuity of mineralization; metallurgical recovery rates; commodity prices; capital and operating costs; access to power, water, transportation and other infrastructure; availability of qualified labor and equipment; permitting requirements; environmental and social considerations; and political and regulatory conditions.

The Northern Katpar and Upper Kairakty projects are advanced exploration and late-stage projects, but they have not commenced commercial production. On August 3, 2026 Cove Kaz announced that globally-recognized independent engineering firms had been selected to undertake a definitive feasibility study of the Northern Katpar tungsten project, including a tungsten refinery. The DFS is expected to be completed before the end of 2027. The results of that study or other technical work may differ materially from previous studies or current expectations. The PubCo may encounter previously unidentified geological, geotechnical, metallurgical, environmental or engineering issues that increase costs, delay development or render a project uneconomic.

The development of a mine generally requires significant expenditures over an extended period before production begins, and there may be substantial delays between the commencement of exploration and the commencement of commercial production. The PubCo may never develop any of its projects into an operating mine or generate revenue or positive cash flow from mining operations.

Our current and prospective investments are concentrated in Kazakhstan, which exposes us to legal, political, economic and currency risks associated with operating in an emerging market.

We have subscribed for an approximate 20% membership interest in KRLLC, subject to regulatory approval, for a subscription price of $20.0 million, and have made available to Cove Kaz a loan facility of $45.0 million, in each case to support businesses whose principal assets are mineral licenses and projects located in Kazakhstan, including the Northern Katpar and Upper Kairakty tungsten projects and other rare earth and critical minerals concessions. If the Business Combination is completed, substantially all of the PubCo’s mineral assets and operations will be located in Kazakhstan, and our financial condition and results of operations will become substantially dependent on conditions in that country.

Kazakhstan is classified by the International Monetary Fund (IMF) as part of the emerging market economies group, ranking 50th globally with a nominal GDP of approximately $360 billion as of April 2026 and, as such, presents risks that are generally more significant than those associated with investments in more developed countries. These include a legal and regulatory system that continues to evolve and that may be applied inconsistently or unpredictably, particularly with respect to subsoil use rights, mining licenses, foreign investment and taxation; the concentration of political and economic decision-making authority in the government, including periodic changes in mining, tax and currency regulations; the risk of social or political unrest; and the risk that Kazakhstan courts may not provide the same recourse or predictability that is available to us or investors in the United States. Our operations and investments in Kazakhstan will also be subject to fluctuations in the Kazakhstani tenge against the U.S. dollar, currency control laws that could restrict the movement of capital into or out of Kazakhstan, and the effects of inflation, sanctions or trade restrictions affecting the region.

Because our current exposure to Kazakhstan is limited to the amounts we have invested in or loaned to Cove Kaz and its affiliates, our existing financial exposure to these risks is limited to that amount. However, if the Business Combination is completed and the PubCo’s business becomes concentrated in Kazakhstan, any of the foregoing risks, individually or in combination, could have a material adverse effect on the PubCo’s business, financial condition, results of operations and the value of its securities.

The required dispositions of our existing businesses and assets may not be completed on acceptable terms or within the required timeframe and may expose us to continuing liabilities.

As conditions to the Business Combination, we are required to dispose of our Hong Kong legacy business and our interest in Reemag LLC. The Reemag disposition was completed in May 2026. With respect to the disposition of our Hong Kong legacy business, we may be unable to identify a suitable purchaser, obtain required approvals or complete the disposition within the required timeframe or on commercially acceptable terms, or at all. Any failure or delay in completing the disposition could delay or prevent the consummation of the Business Combination.

The consideration received in the disposition may be less than the carrying value or expected value of the applicable assets. We may also be required to provide representations, warranties, indemnities, transition services or other contractual protections to purchasers. Certain liabilities relating to the disposed businesses may remain with us or may be asserted against us after completion of the dispositions. The disposition may also result in tax liabilities, transaction costs, impairment charges or other losses.

Following the disposition, we will no longer benefit from the revenues, cash flows or assets of the disposed businesses. If the Business Combination is subsequently delayed or not completed, we may have limited or no operating business and may be required to seek another business combination, raise additional financing or take other actions to continue as a going concern.

The loan facility of up to $45.0 million we made to Cove Kaz exposes us to credit and liquidity risks.

On June 2, 2026, we entered into a loan agreement (the “Convertible Loan Agreement”) with Cove Kaz, which superseded the prior loan agreement between Cove Kaz and us dated April 21, 2026. Pursuant to the Convertible Loan Agreement, we agreed to make available to Cove Kaz a loan facility in an aggregate principal amount of up to $45.0 million, of which $23.1 million was advanced to Cove Kaz on April 22, 2026, and the remaining $21.9 million was advanced on June 10, 2026. Each advance bears simple interest at a rate of 10% per annum and is subject to the repayment and conversion provisions of the Convertible Loan Agreement. Our ability to recover the principal amount of the advances and accrued interest thereon depends on Cove Kaz’s financial condition, liquidity and ability to obtain financing or generate sufficient cash flows.

Cove Kaz’s business involves capital-intensive mineral exploration and development activities and may not generate sufficient revenue or cash flows to repay the advances when due. If the Business Combination is delayed or not completed, Cove Kaz may have limited resources with which to repay the advances. Any default or delay in repayment could result in a loss or impairment and reduce the cash available to us for our operations and other obligations.

In addition, because the loan facility was fully drawn as of June 10, 2026, our credit exposure to Cove Kaz has increased to the full $45.0 million principal amount, and our available liquidity has been correspondingly reduced. As a result, we may have less cash available to fund our existing operations, pursue other business opportunities, satisfy our obligations or respond to unforeseen circumstances. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

The PubCo may not result in the anticipated benefits, and the market price of the PubCo’s common stock may be volatile.

We and Cove Kaz expect the Business Combination to create a company focused on the exploration, development and processing of critical minerals. However, the anticipated benefits of the Business Combination are subject to numerous assumptions and uncertainties. The PubCo may not successfully integrate the relevant businesses and assets, execute its development plans, secure sufficient financing, obtain required permits, complete construction, commence commercial production or generate revenue and positive cash flow within the anticipated timeframe or at all.

The market price of the PubCo’s common stock may be affected by, among other things, delays in project development, changes in mineral-resource estimates, financing needs, commodity-price fluctuations, regulatory developments, geopolitical events, sales by significant shareholders, the issuance of additional shares and differences between actual results and market expectations. If the anticipated benefits of the Business Combination are not realized, the market price of the PubCo’s common stock could decline, and investors may lose all or a substantial portion of their investment.

Risks Related to Doing Business in Hong Kong

Hong Kong’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you.

For the fiscal year ended March 31, 2026, 2025 and 2024, our revenue mainly derived from civil engineering services in Hong Kong. The Hong Kong legal system embodies uncertainties which could limit the legal protections available to you and us.

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

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Operating Subsidiaries in Hong Kong.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences - secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security - and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities which are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA - authorized sanctions on eleven individuals, including former HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Operating Subsidiaries in Hong Kong are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

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

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the multi-class share structure may prevent the inclusion of the Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the Class A Ordinary Shares.

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

Dablam LLP holds 1,995,000 Class B Ordinary Shares, collectively representing 71.4% of the aggregate voting power of our issued and outstanding share capital. Accordingly, we are, and for so long as Dablam LLP continues to hold more than 50% of the voting power for the election of directors, will continue to be, a “controlled company” as defined under the Nasdaq Stock Market Rules. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from Nasdaq’s corporate governance requirements, including:

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

The sale of substantial amounts of Class A Ordinary Shares in the public market, or the perception that such sales could occur could harm the prevailing market price of our Class A Ordinary Shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. As of August 10, 2026, we have a total of 15,947,094 Class A Ordinary Shares outstanding. Of the outstanding Class A Ordinary Shares, 1,725,000 Class A Ordinary Shares sold by us in our initial public offering and up to 118,813,826 Class A Ordinary Shares, including Class A Ordinary Shares issuable upon exercise of warrants issued in the private placements dated as of October 28, 2025 and August 29, 2025, registered with the SEC for resale are freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), except that any Class A Ordinary Shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may be sold only pursuant to an effective registration statement or under Rule 144 or another available exemption from registration under the Securities Act.

The remaining outstanding Class A Ordinary Shares held by our shareholders may be sold in the public market in the future, subject to applicable lock-up agreements and the restrictions under Rule 144. In addition, as of August 10, 2026, we had 47,326,026 Series A Preferred Shares and 6,442 Series B Preferred Shares outstanding. Each Series A Preferred Share is convertible, at the option of its holder and without payment of any additional consideration, into a number of fully paid Class A Ordinary Shares determined in accordance with the applicable Series A conversion rate (as further described in the Amended Memorandum and Articles). Each Series B Preferred Share is convertible, at the option of its holder and without payment of any additional consideration, into a number of fully paid and non-assessable Class A Ordinary Shares determined by dividing its stated value by the applicable conversion price, which was initially US$2.40 per share and is subject to adjustment in accordance with our Amended Memorandum and Articles.

Subject to this limitation, up to 47,326,026 Class A Ordinary Shares are issuable upon conversion of all outstanding Series A Preferred Shares and up to 21,473,333 Class A Ordinary Shares are issuable upon conversion of all outstanding Series B Preferred Shares. Any Class A Ordinary Shares issued upon conversion may be sold in the public market pursuant to an effective registration statement or an available exemption from registration, subject to applicable lock-up arrangements and restrictions under the Securities Act.

If our shareholders sell a substantial amount of Class A Ordinary Shares, the prevailing market price for our Class A Ordinary Shares could be adversely affected. As restrictions on resale end, the market price of our Class A Ordinary Shares could drop significantly if the holders of our restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our Class A Ordinary Shares or other securities.

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

We may need to raise additional funds to finance further expansion of our capacity and business for our existing operations, acquisitions or strategic partnerships and the Business Combination, related transactions and PubCo. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing shareholders, the percentage ownership of such shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

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

Although we are incorporated in the Cayman Islands, we conduct substantially all of our operations outside the United States, currently in Hong Kong, and substantially all of our assets are located outside the United States, currently in Hong Kong. In addition, a majority of our directors and executive officers reside outside the United States, and substantially all of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the U.S. upon us or these individuals, or to bring an action against us or against these individuals in the U.S. in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We are an exempted company incorporated under the laws of the Cayman Islands and conduct substantially all of our operations in Hong Kong through our wholly-owned Hong Kong Operating Subsidiaries. Most of our directors and substantially all of our executive officers reside outside the U.S. and a substantial portion of their assets are located outside of the U.S.. As a result, it may be difficult for our shareholders to effect service on these persons or bring an action against us or against these individuals in the Cayman Islands or in Hong Kong in the event that they believe that their rights have been infringed under the securities laws of the U.S. or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and Hong Kong may render them unable to enforce a judgment against our assets or the assets of our directors and officers.

Our corporate affairs are governed by our Amended Memorandum and Articles, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal, are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, shareholders of Cayman Islands companies may not have the standing to initiate a shareholders’ derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Amended Memorandum and Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

There is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce against the Company judgments of courts of the United States obtained against the Company or their directors or officers predicated upon the civil liability provisions of the federal securities laws of the United States or any state in the United States, or (ii) in original actions brought in the Cayman Islands, impose liabilities against the Company predicated upon the civil liability provisions of the federal securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment: (i) must be final and conclusive, (ii) must be given by a foreign court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and (iii) must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

As at the date of this report, our Executive Chairman and director, Mr. Paul E. Mann, Chief Executive Officer, Mr. Ngo Chiu Lam, Interim Chief Financial Officer, Ms. Sze Man Chan, and most members of the board of directors of Skyline Builders Group Holding Limited, including Mr. Chun Kit Yu and Mr. Vuk Jeremić, are based outside the United States. In particular, Mr. Ngo Chiu Lam, Ms. Sze Man Chan and Mr. Chun Kit Yu are based in Hong Kong.

We have been advised by our Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce against us judgments of courts of the U.S. obtained against us or our directors or officers predicated upon certain civil liability provisions of federal securities laws of the U.S. or any state in the U.S.; and

●	in original actions brought in the Cayman Islands impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the U.S., the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment of a foreign court of competent jurisdiction without any re-examination or re-litigation of matters adjudicated upon, based on the judgment that a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For e foreign judgment to be enforced in the Cayman Islands, such judgment:

●	must be final and conclusive;

●	must be given by a foreign court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction); and

●	must not be;

●	in respect of taxes, a fine or a penalty;

●	inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud; or

●	of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy).

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

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined herein) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any other taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this report captioned “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Rules.”

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

Our board of directors (“BOD”) has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law and the Amended Memorandum and Articles. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the Class A Ordinary Shares will likely depend entirely upon any future price appreciation of the Class A Ordinary Shares. There is no guarantee that the Class A Ordinary Shares will appreciate in value in the future or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in the Class A Ordinary Shares and you may even lose your entire investment in the Class A Ordinary Shares.

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

Item 4. Information on the Company

4.A. History and Development of the Company

Corporate History

We are a holding company with no material operations of our own. We conduct our operations through our wholly-owned Operating Subsidiaries.

Because we are incorporated under the laws of Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands on June 25, 2024, as a holding company. We operate our business primarily through our indirectly wholly-owned Operating Subsidiaries, Kin Chiu Engineering Limited and Kin Chiu Development Company Limited.

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

On July 24, 2024, the Company passed board resolutions and shareholder resolutions to re-designate (a) 4,923,495,000 authorized but unissued ordinary shares of par value of US$0.00001 each into 4,923,495,000 Class A Ordinary Shares of par value of US$0.00001 each; and (b) 50,000,000 authorized but unissued ordinary shares of par value of US$0.00001 each into 50,000,000 Class B Ordinary Shares of par value of US$0.00001 each, and re-designate a total of 26,505,000 issued ordinary shares of par value of US$0.00001 owned by Supreme Development (BVI) Holdings Limited) each into 26,505,000 Class A ordinary shares of par value of US$0.00001 each. Subsequent to the re-designation, the Company was owned as to 26,505,000 Class A Ordinary Shares by Supreme Development (BVI) Holdings Limited. Simultaneously, the Company issued 1,995,000 Class B ordinary shares of par value of US$0.00001 each to Supreme Development (BVI) Holdings Limited.

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

On August 29, 2025, the Company closed a brokered private placement (the “August 2025 Private Placement”) of 1,359,314 Class A Ordinary Shares, 22,990,000 prefunded warrants to purchase Class A Ordinary Shares, Class A Ordinary Share Purchase Warrant As to purchase up to 24,349,314 Class A Ordinary Shares (the “A Warrants”), and Class A Ordinary Share Purchase Warrant Bs to purchase up to 24,349,314 Class A Ordinary Shares (the “B Warrants”). The Company received gross proceeds of approximately $17,775,000 from the August 2025 Private Placement, before deducting fees and expenses. The Company used approximately $7,000,000 of the proceeds from the August 2025 Private Placement to retire 18,500,000 Class A Ordinary Shares owned by Supreme Development (BVI) Holdings Limited, a company beneficially owned by Mr. Ngo Chiu Lam, Chief Executive Officer. The remaining proceeds were allocated for general working capital and other general corporate purposes. Following the completion of the offering and related transactions, Quantum Leap Energy LLC became the controlling shareholder of the Company. The 1,995,000 Class B Ordinary Shares were subsequently sold to Dablam LLP in December 2025.

On October 31, 2025, the Company entered into a subscription and unit purchase agreement with Kaz Resources LLC, a limited liability company engaged in the critical minerals space, pursuant to which the Company subscribed for an approximate 20% membership interest in the LLC, subject to regulatory approval, for a subscription price of $20,000,000. The investment marked the beginning of the Company’s new strategic direction focused on becoming a strategic supplier of critical minerals and nuclear fuels.

On November 3, 2025, the Company closed a brokered private placement (the “October 2025 Private Placement”) with certain accredited investors of (i) 17,370,909 Class A ordinary shares, par value $0.00001 per share (each, a “Class A Ordinary Share”) (and/or prefunded warrants in lieu of Class A Ordinary Shares (the “Pre-funded Warrants”)), and (ii) 17,370,909 Class A Ordinary Share Purchase Warrants to purchase Class A Ordinary Shares (the “Ordinary Warrants”). The gross proceeds of the October 2025 Private Placement were approximately $23,885,000, before deducting placement agent fees and other offering expenses payable by the Company.

On November 17, 2025, the Company, through Skyline Builders (BVI) Holding Limited, acquired Kin Chiu Development Company Limited from its shareholder, Mr. Ngo Chiu Lam. As a result, Kin Chiu Development Company Limited became an indirectly wholly-owned subsidiary of the Company.

On January 12, 2026, the Company held an extraordinary general meeting of shareholders, at which the shareholders approved (i) the redesignation of 950,000,000 authorized and unissued Class A Ordinary Shares as Series A Preferred Shares on a one-for-one basis and (ii) the adoption of the Company’s Third Amended and Restated Memorandum and Articles of Association. Following the redesignation, the Company’s authorized share capital of US$50,000 was divided into 4,000,000,000 Class A Ordinary Shares, 50,000,000 Class B Ordinary Shares and 950,000,000 Series A Preferred Shares, each with a par value of US$0.00001.

On January 23, 2026, the Company entered into a warrant exchange agreement (the “Exchange Agreement”) with the holders of Class A Ordinary Share Purchase Warrant A’s and Class A Ordinary Share Purchase Warrant B’s (collectively, the “Holder Warrants”), to purchase an aggregate of 48,698,628 Class A Ordinary Shares of the Company, that were purchased in a brokered private placement, as previously disclosed in the Company’s Forms 6-K filed on August 27, 2025 and September 2, 2025, to exchange the Holder Warrants issued on August 29, 2025, for an aggregate of 47,326,025 newly issued Series A Preferred Shares and allotted among the holders in accordance with the Exchange Agreement.

On February 6, 2026, the Company held an extraordinary general meeting of shareholders, at which the shareholders approved (i) an increase in the Company’s authorized share capital from US$50,000 to US$50,600 and the designation of 60,000,000 Series B Preferred Shares, par value US$0.00001 per share, and (ii) the adoption of the Company’s Fourth Amended and Restated Memorandum and Articles of Association. Following the increase and designation, the Company’s authorized share capital of US$50,600 was divided into 4,000,000,000 Class A Ordinary Shares, 50,000,000 Class B Ordinary Shares, 950,000,000 Series A Preferred Shares and 60,000,000 Series B Preferred Shares, each with a par value of US$0.00001.

On February 6, 2026, the Company adopted a further amended and restated memorandum and articles of association.

On February 13, 2026, the Company closed a brokered private placement pursuant to Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) (the “Reg D Private Placement”) and (ii) a brokered private placement pursuant to Regulation S under the Securities Act (the “Reg S Private Placement”) of 6,322 of the Series B Convertible Preferred Shares. The gross proceeds of the Reg D Private Placement and Reg S Private Placement were approximately $31,590,000, before deducting placement agent fees and other offering expenses payable by the Company.

On March 13, 2026, the Company incorporated Global Critical Minerals LLC (“GCM LLC”) in Delaware, United States of America with limited liability, as a wholly-owned subsidiary of the Company. GCM LLC is an investment holding company with no business operation.

On March 25, 2026, the Company closed an offering of (i) $16,575,000 of the Company’s senior unsecured convertible notes (the “Notes”) in a brokered private placement pursuant to Regulation D under the Securities Act of 1933, as amended, (the “Reg D Note Private Placement”) and (ii) $600,000 of the Company’s Series B Preferred Shares in a brokered private placement pursuant to Regulation S under the Securities Act (the “Additional Reg S Private Placement”). The gross proceeds of the Private Placements were $17,175,000.00, before deducting placement agent fees and other offering expenses that were paid by the Company.

On March 31, 2026, the Company closed an offering of $3,000,000 of the Company’s senior unsecured convertible notes in a brokered private placement pursuant to Regulation D under the Securities Act of 1933, as amended, (the “Additional Reg D Note Private Placement”). The gross proceeds of the Private Placement was $3,000,000, before deducting placement agent fees and other offering expenses that were paid by the Company.

On April 22, 2026, we entered into a loan agreement with Cove Kaz, pursuant to which we provided Cove Kaz with a loan in the principal amount of US$23.1 million. The loan bears simple interest at a rate of 10% per annum from the date of the loan until the principal amount and accrued interest are repaid or converted in accordance with the terms of the loan agreement.

On April 30, 2026, we entered into the Transaction Agreement with SKBL Merger Sub, Cove Kaz and KRLLC with respect to the Business Combination. The Business Combination represents our proposed strategic transition from operating primarily a civil engineering business in Hong Kong to participating in the exploration, development, mining and processing of tungsten, rare earth elements and other critical minerals in Kazakhstan.

On May 14, 2026, the Company entered into an assignment and assumption agreement (the “Assignment and Assumption Agreement”) with Reemag LLC (“Reemag”) and the assignee of the Company’s membership interest in Reemag (the “Assignee”). Pursuant to the Assignment and Assumption Agreement, the Company has agreed to sell, transfer, and assign to the Assignee (i) its full 13.09% LLC membership interest in Reemag, (ii) certain future rights and obligations of the Company to acquire additional membership interests in Reemag under that certain Subscription Agreement between the Company and Reemag dated as of November 26, 2025, as amended by that certain First Amendment to Subscription Agreement dated as of March 26, 2026 (as so amended, the “Amended Subscription Agreement”), and (3) all other rights and obligations of the Company under the Amended Subscription Agreement, in consideration for a cash payment to the Company of $3,000,000.

On June 2, 2026, the Company entered into the Convertible Loan Agreement with Cove Kaz, which superseded the loan agreement dated April 21, 2026. Pursuant to the Convertible Loan Agreement, the Company agreed to make available to Cove Kaz a loan facility in an aggregate principal amount of up to US$45.0 million, consisting of the US$23.1 million advanced to Cove Kaz on April 22, 2026 and an additional commitment of US$21.9 million, which was fully drawn on June 10, 2026. Each advance bears simple interest at a rate of 10% per annum from the date on which such advance is made until the outstanding principal and accrued interest are repaid.

On June 9, 2026, the parties to the Transaction Agreement entered into Amendment No. 1 to the Transaction Agreement, which clarified that, as of the Closing Date, the Company must have no less than US$50.0 million in cash available in its bank accounts, reduced by any amounts loaned by the Company to a Kaz Company (as defined in the Transaction Agreement) prior to such closing.

On June 16, 2026, the Company announced that the Nasdaq trading symbol for its Class A Ordinary Shares would change from “SKBL” to “KAZR,” effective at the opening of trading on June 17, 2026.

On August 17, 2026, we announced that we have acquired two highly prospective gold and silver mineral properties in Nevada for an aggregate purchase price of US$136,000. The two properties acquired are (i) Mill Creek, an early-stage gold exploration project acquired from Paramount Gold (NYSE: PZG), and (ii) Irwin Mine, a past-producing property with historic high-grade intrusive-related gold and silver. Both mineral properties are at an early stage of exploration. We do not view these transactions as material to our business or operations at this time.

 4.B. Business Overview

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands on June 25, 2024, as a holding company. We operate our business primarily through our indirectly wholly-owned Operating Subsidiaries, Kin Chiu Engineering Limited and Kin Chiu Development Company Limited. For the fiscal years ended March 31, 2026, 2025 and 2024, we operate in a single segment that represents the Company’s core business as an Approved Public Works Contractor undertaking roads and drainage for customers in Hong Kong. Our construction activities mainly include public civil engineering works, such as road and drainage works, in Hong Kong. We mostly undertake civil engineering works in the role of subcontractor, while we are also fully qualified to undertake such works in the capacity of main contractor.

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

We, through our Operating Subsidiaries, are mainly engaged in public sector projects in Hong Kong. To a lesser extent, we also participate in private sector projects. Our public sector projects mainly involve infrastructure developments while private sector projects mainly involved residential and commercial developments.

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

We, through our Operating Subsidiaries, have achieved sustained growth in our business. For the fiscal year ended March 31, 2026, 2025 and 2024, our total revenue derived from civil engineering services was approximately US$50.1 million, US$46.0 million, and US$48.8 million , respectively. The number of customers with revenue contribution to us was 10 for the fiscal year ended March 31, 2026, 12 for the fiscal year ended March 31, 2025 and 12 for the fiscal year ended March 31, 2024.

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

Experienced and dedicated management team

Our management team has extensive knowledge of and project experience in civil engineering industry in Hong Kong. Mr. Ngo Chiu Lam, our Chief Executive Officer, has over 25 years of experience in civil engineering industry. Mr. Lam is primarily responsible for the general corporate strategy, overall management of our operations and business expansion. Ms. Sze Man Chan, our Chief Financial Officer, has over 20 years of experience in the accounting, financing and auditing industry. Ms. Chan is primarily responsible for the financial management of the Company. We are supported by our strong team of employees, who possess the practical skills and experience required to handle our projects.

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

Acquire machinery to enhance our capacity

We rely on the use of different types of machinery for our projects. As at March 31, 2026, we possessed 14 excavators, 3 generators, 1 truck and 1 crane. We believe that it is crucial for us to enhance our set of machinery in order to best equip our employees and our subcontractors to carry out their work. We believe that a larger fleet of machinery will allow us to (i) improve our overall work efficiency and technical capability; (ii) lower machinery rental expenses; and (iii) enhance our flexibility to deploy our resources more efficiently.

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

Our Services

We, through our Operating Subsidiaries, are mainly engaged in public sector projects in Hong Kong. To a lesser extent, we also participate in private sector projects. For the fiscal years ended March 31, 2026, 2025 and 2024, our total revenue derived from civil engineering services was approximately US$50.1 million, US$46.0 million, and US$48.8 million.

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

The following tables set forth the breakdown of our revenue by project sectors for each of the fiscal years ended March 31, 2026, 2025 and 2024.

	For the fiscal years ended March 31
	2026		2025		2024
	Revenue US$	% of Total Revenue	Revenue US$	% of Total Revenue	Revenue US$	% of Total Revenue
Public	50,111,828	100.0	46,009,519	100.0	48,298,181	98.9
Private	-	-	-	-	523,438	1.1
Total	50,111,828	100.0	46,009,519	100.0	48,821,619	100.0

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

Customers

Our customers may either be the project owner, main contractor or subcontractor of the relevant projects. The number of customers with revenue contribution to us was 10 for the fiscal year ended March 31, 2026, 12 for the fiscal year ended March 31, 2025 and 12 for the fiscal year ended March 31, 2024. The total revenue attributable to our five largest customers in aggregate accounted for approximately 87.3%, 82.7%, and 84.9% of the total revenue for the fiscal year ended March 31, 2026, 2025 and 2024.

In the fiscal year ended March 31, 2026, 3 of our customers accounted for more than 10% of our annual revenue, all being construction contractors in Hong Kong, for 36.8%, 18.9% and 16.3%, respectively. In the fiscal year ended March 31, 2025, 5 of our customers accounted for more than 10% of our annual revenue, all being construction contractors in Hong Kong, for 31.1%, 18.6%, 12.0%, 10.8% and 10.2%, respectively. In the fiscal year ended March 31, 2024, 4 of our customers accounted for more than 10% of our annual revenue, all being construction contractors in Hong Kong, for 33.4%, 14.7%, 14.0% and 13.9%, respectively. We undertake civil engineering projects on a project-by-project basis and do not enter into any long-term contracts with any one customer.

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

Our five largest suppliers accounted for approximately 82.9%, 69.3%, and 79.8% of our total purchase from suppliers for the fiscal years ended March 31, 2026, 2025 and 2024, respectively. For the year ended March 31, 2026, four suppliers accounted for approximately 45.6%, 13.9%, 11.8% and 11.1% of the Company’s total cost of revenue. For the year ended March 31, 2025, three suppliers accounted for approximately 31.8%, 16.8% and 11.1% of the Company’s total cost of revenue. For the year ended March 31, 2024, two suppliers accounted for approximately 38.1% and 12.6% of the Company’s total cost of revenue.

Machinery

We rely on the use of different types of machinery for our projects. As of March 31, 2026, we possessed 14 excavators, 3 generators, 1 truck and 1 crane. We generally deploy these machinery for the use of our employees and our subcontractors in our projects. Depending on the service capacity and availability of our equipment, we may also lease certain equipment from rental service providers.

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

Insurance

We mainly undertook projects in the role of subcontractors for the fiscal year ended March 31, 2026, 2025 and 2024. For projects that we act as subcontractor, the main contractors are responsible for maintaining employees’ compensation insurance, third party liability insurance and contractor’s all risk insurance for the entirety of the project team, which cover the liability to make payment in the case of death, injury or disability, under the Employees’ Compensation Ordinance and at common law, for injuries sustained at work for full-time and part-time employees. Such insurance policies cover and protect (i) all employees of the main contractors and subcontractors of all tiers, including us; (ii) as well as the work performed on the construction site. For projects that we act as main contractor, we are responsible for maintaining the above insurance.

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

Employees

As of March 31, 2026, we employed a total of 73 employees, located in Hong Kong and United States. The following table sets forth a breakdown of our employees by function:

Functional Area	Number of Employees
Management	3
Project supervision	3
Safety supervision	4
Quantity surveyors	10
Finance and administration	12
Site workers	41
Total	73

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

Recent Developments

Proposed Business Combination

On April 30, 2026, we entered into the Transaction Agreement with SKBL Merger Sub, Cove Kaz and KRLLC. The Business Combination represents our proposed strategic transition from operating primarily a civil engineering business in Hong Kong to becoming a strategic supplier of critical minerals and nuclear fuels, including through the exploration, development, mining and processing of tungsten, rare earth elements and other critical minerals in Kazakhstan, with a particular focus on supplying customers in the United States.

Pursuant to the Transaction Agreement, KRLLC will form AIFC NewCo, and, prior to the Closing Date, KCMLLP will merge with and into AIFC NewCo, with AIFC NewCo continuing as the surviving entity. KRLLC will distribute to us a percentage of the Equity Interest in AIFC NewCo equal to the fair market value of the KRLLC Redeemed Interests in exchange for the redemption of all of the KRLLC Redeemed Interests. In addition, KRLLC will sell its entire Equity Interest in AIFC NewCo and contribute all of its rights and interests in and to the KRLLC Receivable to Cove Kaz in exchange for newly issued shares of PubCo Class B Common Stock and the right to receive Earnout Shares, if and to the extent earned.

Cove Kaz will convert from a Delaware limited liability company into a Delaware corporation and is expected to operate under the name Kaz Resources Inc (“PubCo”). SKBL Merger Sub will merge with and into us, with our Company continuing as the surviving company and becoming a subsidiary of the PubCo. Subject to the terms of the Transaction Agreement, each of our issued and outstanding Class A and Class B Ordinary Shares immediately prior to the SKBL Merger Effective Time, other than dissenting shares, will be converted into one share of PubCo Class A Common Stock. Each SKBL Preferred A Share issued and outstanding immediately prior to the SKBL Merger Effective Time, other than any dissenting shares, will be converted into one share of PubCo Series A Preferred Stock, and each SKBL Preferred B Share issued and outstanding immediately prior to the SKBL Merger Effective Time, other than any Dissenting Shares, will be converted into one share of PubCo Series B Preferred Stock. Each outstanding restricted stock award with respect to SKBL Ordinary Shares will be assumed by PubCo and converted into a restricted stock award with respect to an equal number of shares of PubCo Class A Common Stock, generally subject to the same terms and conditions applicable immediately prior to the SKBL Merger Effective Time.

The mineral assets expected to be held by the PubCo include interests in critical-minerals projects located in Kazakhstan. KCMLLP, which will become part of PubCo’s corporate group through its merger with and into AIFC NewCo, holds 15 licenses in Kazakhstan relating to rare earth elements, lithium and other critical minerals. On February 13, 2026, Cove Kaz entered into a definitive agreement to acquire a 70% controlling interest in Severniy Katpar LLP, a Kazakhstan corporation, from JSC Tau-Ken Samruk, the national mining company of Kazakhstan, which continues to hold a minority 30% interest. The transaction was completed on April 30, 2026. Severniy Katpar holds mineral licenses to the Northern Katpar and Upper Kairakty tungsten projects in east-central Kazakhstan, and is reported to hold the largest known undeveloped tungsten resource globally. The Kaz Companies also hold concessions relating to rare earth elements, lithium and other critical minerals. The Business Combination is intended to position the PubCo as a supplier of tungsten, rare earth elements and other critical minerals, with a particular focus on customers in the United States.

The completion of the Business Combination is subject to numerous conditions, including, among others, approval by our shareholders, receipt of required governmental and third-party approvals, the effectiveness of a registration statement registering the shares of PubCo Class A Common Stock to be issued to our shareholders, approval of such shares for listing on the applicable trading market and the absence of a material adverse effect with respect to us or the Kaz Companies. There can be no assurance that these or the other conditions set forth in the Transaction Agreement will be satisfied or waived or that the Business Combination will be completed on the anticipated terms or at all.

Loan to Cove Kaz

On June 2, 2026, the Company entered into the Convertible Loan Agreement with Cove Kaz, which superseded the loan agreement dated April 21, 2026. Pursuant to the Convertible Loan Agreement, the Company agreed to make available to Cove Kaz a loan facility in an aggregate principal amount of up to US$45.0 million, consisting of the US$23.1 million advanced to Cove Kaz on April 22, 2026 and an additional commitment of US$21.9 million, which was fully drawn on June 10, 2026. Each advance bears simple interest at a rate of 10% per annum from the date on which such advance is made until the outstanding principal and accrued interest are repaid.

Disposition of Existing Businesses and Investments

The Transaction Agreement requires us to dispose of our Hong Kong legacy business in a manner reasonably satisfactory to Cove Kaz prior to the completion of the Business Combination. At the closing of the Business Combination, we must have no operations or business in Hong Kong or China or liabilities related thereto. Accordingly, if the Business Combination proceeds, we expect that the civil engineering operations described elsewhere in this annual report will not form part of the PubCo following the closing.

The Transaction Agreement also requires us to complete the Reemag disposition prior to the earlier of the closing of the Business Combination and November 26, 2026. The Reemag disposition was completed in May 2026.

Assignment and Assumption Agreement

On May 14, 2026, the Company entered into an assignment and assumption agreement (the “Assignment and Assumption Agreement”) with Reemag LLC (“Reemag”) and the assignee of the Company’s membership interest in Reemag (the “Assignee”). Pursuant to the Assignment and Assumption Agreement, the Company has agreed to sell, transfer, and assign to the Assignee (i) its full 13.09% LLC membership interest in Reemag, (ii) certain future rights and obligations of the Company to acquire additional membership interests in Reemag under that certain Subscription Agreement between the Company and Reemag dated as of November 26, 2025, as amended by that certain First Amendment to Subscription Agreement dated as of March 26, 2026 (as so amended, the “Amended Subscription Agreement”), and (3) all other rights and obligations of the Company under the Amended Subscription Agreement, in consideration for a cash payment to the Company of $3,000,000.

Acquisition of Mineral Properties

On August 17, 2026, we announced that we have acquired two highly prospective gold and silver mineral properties in Nevada for an aggregate purchase price of US$136,000. The two properties acquired are (i) Mill Creek, an early-stage gold exploration project acquired from Paramount Gold (NYSE: PZG), and (ii) Irwin Mine, a past-producing property with historic high-grade intrusive-related gold and silver. Both mineral properties are at an early stage of exploration. We do not view these transactions as material to our business or operations at this time.

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

Overview

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands on June 25, 2024, as a holding company. We operate our business primarily through our indirectly wholly-owned Operating Subsidiaries, Kin Chiu Engineering Limited and Kin Chiu Development Company Limited. For the fiscal years ended March 31, 2026, 2025 and 2024, we operate in a single segment that represents the Company’s core business as an Approved Public Works Contractor undertaking roads and drainage for customers in Hong Kong. Our construction activities mainly include public civil engineering works, such as road and drainage works, in Hong Kong. We mostly undertake civil engineering works in the role of subcontractor, while we are also fully qualified to undertake such works in the capacity of main contractor.

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

We, through our Operating Subsidiaries, are mainly engaged in public sector projects in Hong Kong. To a lesser extent, we also participate in private sector projects. Our public sector projects mainly involve infrastructure developments while private sector projects mainly involved residential and commercial developments.

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

During the year ended March 31, 2026, the Company acquired Kin Chiu Development Company Limited from its shareholder. As a result, Kin Chiu Development Company Limited became an indirectly wholly-owned subsidiary. In addition, Global Critical Minerals LLC (“GCM LLC”) was incorporated in the Delaware, United States of America with limited liability on March 13, 2026, as a wholly-owned subsidiary of the Company. GCM LLC is an investment holding company with no business operation.

We, through our Operating Subsidiaries, have achieved sustained growth in our business. For each of the fiscal years ended March 31, 2026, 2025 and 2024, our total revenue derived from civil engineering services was approximately US$50.1 million, US$46.0 million and US$48.8 million, respectively. The number of customers with revenue contribution to us was 12 for the fiscal year ended March 31, 2024, and 12 for the fiscal year ended March 31, 2025, and 10 for the fiscal year ended March 31, 2026.

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

Summary of Results of Operations

Comparison of Years Ended March 31, 2026 and 2025

The following table sets forth key components of our results of operations for the years ended March 31, 2026 and 2025. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	2026	2025	variance	variance
	US$	US$	US$	%
Revenues	50,111,828	46,009,519	4,102,309	8.9%
Cost of revenue	(46,817,877)	(43,090,207)	(3,727,670)	8.7%
Gross profit	3,293,951	2,919,312	374,639	12.8%

Operating expenses:
General and administrative expenses	(7,181,105)	(1,360,051)	(5,821,054)	428.0%
Allowance for expected credit losses	(8,196,074)	(5,315)	(8,190,759)	154,106.5%
Total operating expenses	(15,377,179)	(1,365,366)	(14,011,813)	1,026.2%
(Loss)/Income from operations	(12,083,228)	1,553,946	(13,637,174)	(877.6)%

Other income/(expense)
Interest expense	(771,946)	(891,379)	119,433	(13.4)%
Change in fair value of convertible notes	(3,648,265)	-	(3,648,265)	N/A
Change in fair value of other investments	23,437,041	-	23,437,041)	N/A
Other income, net	949,592	238,677	710,915	297.8%
Total other income/(expense), net	19,966,422	(652,702)	20,619,124	(3,159.0)%
Income before income taxes and equity in net profits of affiliates	7,883,194	901,244	6,981,950	774.7%
Income tax credit/(expense)	1,176,560	(179,325)	1,355,885	(756.1)%
Income before equity in net profit of affiliates	9,059,754	721,919	8,337,835	1,155.0%
Equity in net profits of affiliates	4,048	5,528	(1,480)	(26.8)%
Net income	9,063,802	727,447	8,336,355	1,146.0%
Other comprehensive (loss)/income
Foreign currency translation adjustment	(256,577)	15,599	(272,176)	(1,744.8)%
Comprehensive income	8,807,225	743,046	8,064,179	1,085.3%

Net income	9,063,802	727,447	8,336,355	1,146.0%
Deemed dividend distribution on Series A preferred shares through additional paid-in capital	(16,593,954)	-	(16,593,954)	N/A
Net (loss)/income attributable to common stockholders	(7,530,152)	727,447	(8,257,599)	(1,135.1)%

Revenue

The following table sets forth the breakdown of our revenue by sector for the years ended March 31, 2026 and 2025 respectively:

	2026	2025	variance	Variance
	USD	USD	US$	%
Revenue
Public	50,111,828	46,009,519	4,102,309	8.9
Private	-	-	-	NA
Total revenue	50,111,828	46,009,519	4,102,309	8.9

 Our revenue was US$50,111,828 for the year ended March 31, 2026, as compared to US$46,009,519 for the year ended March 31, 2025, representing an increase of approximately US$ 4,102,309 or approximately 8.9%. The increase in our revenue was mainly driven by substantial work progress on ongoing high-value and sizeable public sector projects, reflecting a higher volume of work performed during the year ended March 31, 2026.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the years ended March 31, 2026 and 2025:

	2026	2025	variance	Variance
	US$	US$	US$	%
Cost of revenue
Subcontracting charges	33,846,362	26,069,561	7,776,801	29.8
Material and consumables	6,509,333	5,780,719	728,614	12.6
Direct labor costs	4,858,959	8,942,955	(4,083,996)	(45.7)
Overhead costs	1,603,223	2,296,972	(693,749)	(30.2)
	46,817,877	43,090,207	3,727,670	8.7

Our cost of revenue primarily consists of subcontracting charges, material and consumables costs, direct labor costs, and overhead costs such as depreciation of plant and equipment that are directly attributable to services provided. We incurred a cost of revenue of US$46,817,877 for the year ended March 31, 2026, as compared to US$43,090,207 for the year ended March 31, 2025, an increase of US$3,727,670 or 8.7%. The increase was generally in line with the increase in revenue, while the decrease in direct labor costs and overhead costs for the year ended March 31, 2026 was mainly driven by subcontracting certain works to optimize resource allocation. This reflected a leaner in-house workforce, improved productivity and effective cost control measures.

Gross profit and gross profit margin

Our total gross profit was US$3,293,951 for the year ended March 31, 2026, compared to US$2,919,312 for the year ended March 31, 2025, an increase of US$374,639 or 12.8%. Our total gross profit margin rose slightly from 6.3% for the year ended March 31, 2025, to 6.6% for the year ended March 31, 2026, primarily due to continued benefits from competitive subcontractor pricing and ongoing strict cost control management which maintained and improved cost efficiency throughout the year.

General and administrative expenses

General and administrative expenses mainly consist of administrative staff costs, consultancy fees, bank charges, legal and professional fee, auditor’s remuneration, and other miscellaneous administrative expenses. We incurred general and administrative expenses of US$7,181,105 for the year ended March 31, 2026, compared to US$1,360,051 for the year ended March 31, 2025, an increase of US$5,821,054 or 428.0%. The increase in general and administrative expenses was primarily due to several significant changes: (i) Staff costs (including directors’ remuneration) rose by 64.9% from US$687,695 for the year ended March 31, 2025 to US$1,133,708 for the year ended March 31, 2026 due to increase in directors’ emoluments; (ii) Legal and professional fee increased from US$176,995 for the year ended March 31, 2025 to US$1,922,406 for the year ended March 31, 2026, mainly because of higher ongoing compliance-related fees for regulatory and reporting obligation purpose; (iii) Marketing services fee increased from US$nil for the year ended March 31, 2025 to US$834,347 for the year ended March 31, 2026, related to marketing activities for investor relation and training; and (iv) Share-based compensation expenses increased from US$nil for the year ended March 31, 2025 to US$2,235,000 for the year ended March 31, 2026 as a result of certain share award granted to a director that vested on March 31, 2026.

Allowance for expected credit losses

Allowance for expected credit losses increased by US$8,190,759 to US$8,196,074 for the year ended March 31, 2026, compared with US$5,315 for the year ended March 31, 2025, primarily due to an increase in the expected non-collection of certain aged accounts receivable balances. The allowance was determined after considering customer-specific credit risk, aging and payment status, historical collection experience and current economic conditions.

Other income/(expenses), net

Other income/(expenses), net mainly represents various income streams including bank interest income, imputed interest income, consultancy fee income, change in cash value of life insurance policy, change in fair value of convertible notes, change in fair value of other investments, remeasurement of provision for long service payment, distribution fee income, sundry income and interest expenses. The overall change in other income/(expenses), net by 3,159.0%, from US$652,702 for the year ended March 31, 2025 to US$19,966,422 for the year ended March 31, 2026, was primarily driven by the change in fair value of other investments of US$23,437,041, change in fair value related to convertible notes of US$3,648,265 and presence of the distribution fee income of US$629,214 for the year ended March 31, 2026, which related to the resale of construction machinery and equipment during the year ended March 31, 2026.

On the other hand, we incurred an interest expense of US$771,946 for the year ended March 31, 2026, as compared to US$891,379 for the year ended March 31, 2025, a decrease of US$119,433 or 13.4%. The decrease in interest expense was primarily due to a lower average interest rate, reflecting the full impact of the successive interest rate cuts. The decline in the HSBC Prime Lending Rate and HIBOR directly translated into reduced borrowing costs across our outstanding bank loans and other borrowings.

Income tax credit/(expense)

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

Our indirectly wholly-owned subsidiary, Global Critical Minerals LLC, was incorporated in the state of Delaware which is subject to U.S. federal corporate income tax at the statutory rate of 21.0% plus applicable state taxes on its taxable income.

Our indirectly wholly-owned subsidiaries in Hong Kong, Kin Chiu Engineering Limited and Kin Chiu Development Company Limited, are subject to Hong Kong Profits Tax. Hong Kong adopts a two-tiered profits tax regime, under which the first HK$2,000,000 (approximately US$256,131) of assessable profits of only one of these subsidiaries is taxed at 8.25%, while any profits exceeding HK$2,000,000 and the assessable profits of the other subsidiary are taxed at the standard rate of 16.5%. For the years ended March 31, 2026 and 2025, the Group had assessable profits in Hong Kong. A provision for Hong Kong Profits Tax has been made in the consolidated financial statements based on the applicable two-tiered tax rates as described above.

We incurred income tax credit of US$1,176,560 for the year ended March 31, 2026, compared to income tax expenses of US$179,325 for the year ended March 31, 2025, an increase of US$1,355,885 or 756.1%. The change was mainly attributable to the recognition of significant deferred tax assets arising from expected credit loss provisions, partially offset by higher current tax arising from increased assessable profits of the Hong Kong subsidiaries.

Net income and total comprehensive income

As a result of the foregoing, we reported a net income for the year of US$9,063,802 for the year ended March 31, 2026, as compared to a net income of US$727,447 for the year ended March 31, 2025, an increase of US$8,336,355 or 1,146.0%.

Total comprehensive income for the year was US$7,786,729 for the year ended March 31, 2026, as compared to total comprehensive income of US$743,046 for the year ended March 31, 2025, and an increase of US$8,529,775 or 1,147.9%.

The decrease in other comprehensive income for the year ended March 31, 2026 was attributed to adjustments in foreign exchange translations during the year ended March 31, 2026.

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

Our revenue from public sector projects was US$46,009,519 for the year ended March 31, 2025, as compared to US$48,298,181 for the year ended March 31, 2024, representing a decrease of approximately US$2,288,662 or approximately 4.7%. This decrease was mainly due to (i) the lower volume of work performed by our Group on sizeable projects as a result of the substantial completion during the year ended March 31, 2025 and most of the revenue has already been recognized in prior years; and (ii) was partially offset by the increase in revenue from ongoing sizeable public projects and from newly awarded public projects during the year ended March 31, 2025.

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

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of March 31, 2026 and 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.

	2026	2025	variance	variance
	US$	US$	US$	%
ASSETS

Current assets:
Cash and cash equivalents	4,627,050	718,625	3,908,425	543.9%
Accounts receivable, net	7,465,036	10,032,305	(2,567,269)	(25.6)%
Contract assets, current portion	434,603	4,636,670	(4,202,067)	(90.6)%
Prepayments and other current assets	8,630,554	7,020,687	1,609,867	22.9%
Restricted Cash	46,197,750	—	46,197,750	N/A
Total current assets	67,354,993	22,408,287	44,946,706	200.6%

Non-current assets:
Equity method investments	1,318,195	1,324,129	(5,934)	(0.4)%
Property, plant and equipment, net	325,658	241,809	83,849	34.7%
Finance lease right-of-use assets, net	6,769	87,385	(80,616)	(92.3)%
Operating right-of-use assets, net	135,708	162,886	(27,178)	(16.7)%
Life insurance policy, cash surrender value	1,448,925	1,390,388	58,537	4.2%
Contract assets, net of current portion	1,825,986	1,029,078	796,908	77.4%
Deposits for acquisition of plant and equipment	1,770,959	1,784,389	(13,430)	(0.8)%
Other investment	46,161,262	—	46,161,262	N/A
Deferred tax assets	1,412,011	65,241	1,346,770	2,064.3%
TOTAL ASSETS	121,760,466	28,493,592	93,266,874	327.3%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	201,671	—	201,671	N/A
Accounts payable	1,935,086	1,797,735	137,351	7.6%
Contract liabilities	752,186	2,322,911	(1,570,725)	(67.6)%
Bank borrowings	11,982,316	12,044,435	(62,119)	(0.5)%
Finance lease liabilities, current portion	—	56,795	(56,795)	(100.0)%
Operating lease liabilities, current portion	76,271	115,372	(39,101)	(33.9)%
Due to related parties	4,186,846	1,360,024	2,826,822	207.9%
Accrued expenses and other current liabilities	2,962,366	1,770,319	1,192,047	67.3%
Income tax payable	413,940	372,816	41,124	11.0%
Total current liabilities	22,510,682	19,840,407	2,670,275	13.5%

Non-current liabilities:
Convertible note	19,567,461	—	19,567,461	N/A
Operating lease liabilities, net of current portion	52,411	26,700	25,711	96.3%
Other long-term liabilities, net of current portion	11,055	34,362	(23,307)	(67.8)%
TOTAL LIABILITIES	42,141,609	19,901,469	22,240,140	111.8%

SHAREHOLDERS’ EQUITY
Preferred Shares - series A, $0.00001 par value, 950,000,000 shares authorized; 47,326,026 shares issued and outstanding	473	—	473	N/A
Preferred Shares - series B, $0.00001 par value, 60,000,000 shares authorized; 6,442 shares issued and outstanding	—	—	—	N/A
Class A Ordinary shares, 4,000,000,000 shares (March 31, 2025: 4,950,000,000 shares) authorized, par value US$0.00001 each, 15,486,491 and 28,230,000 Class A ordinary shares issued and outstanding as of March 31, 2026 and 2025, respectively	155	282	(127)	(45.0)%
Class B Ordinary shares, 50,000,000 shares authorized, par value US$0.00001 each, 1,995,000 Class B ordinary shares issued and outstanding as of March 31, 2026 and 2025	20	20	—	—
Class A Ordinary Shares to be issued	2,235,000	—	2,235,000	N/A
Additional paid-in capital	82,342,816	5,764,699	76,578,117	1,328.4%
(Accumulated losses)/retained earnings	(4,708,368)	2,821,784	(7,530,152)	(266.9)%
Accumulated other comprehensive (loss)/ income	(251,239)	5,338	(256,577)	(4,806.6)%
Total shareholders’ equity	79,618,857	8,592,123	71,026,734	826.6%
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	121,760,466	28,493,592	93,266,874	327.3%

Cash and Cash Equivalents

Our cash and cash equivalents increased from US$718,625 as of March 31, 2025, to US$4,627,050 as of March 31, 2026. The fluctuation was mainly a result of our business operations, proceeds from private placement as well as repayments and proceeds from bank and other borrowings.

Restricted Cash

Our restricted cash increased from US$Nil as of March 31, 2025, to US$46,197,750 as of March 31, 2026. The increase was primarily attributable to proceeds received from our private placement in relation to convertible notes and issuance of Series B preferred shares conducted during the year ended March 31, 2026.

Accounts Receivable

Our accounts receivable decreased from US$10,032,305 as of March 31, 2025, to US$7,465,036 as of March 31, 2026, primarily due to the increase in the allowance of expected credit losses recognized during the year.

Contract Assets

Our contract assets decreased significantly from US$5,665,748 as of March 31, 2025, to US$2,260,589 as of March 31, 2026, representing a 60.1% decrease. The decrease was mainly due to (i) the decrease of unbilled revenue of construction contracts from US$4,157,343 as of March 31, 2025 to US$Nil as of March 31, 2026; primarily due to the continued improvement in certification processing times by independent surveyors and the ongoing reduction in the number of projects near year end pending from independent surveyor certification as of March 31, 2026 and partially offset by (ii) the increase of retention receivable from US$1,605,163 as of March 31, 2025 to US$2,322,369 as of March 31, 2026 as a result of the increase in the amount of work performed in several ongoing projects during the year ended March 31, 2026.

Prepayments and other current assets

Prepayments and other current assets mainly comprised the prepayment for insurance, rental, utilities and other deposits, and advance payment to subcontractors. Our other receivables increased from US$7,020,687 as of March 31, 2025 to US$ 8,630,554 as of March 31, 2026 mainly attributed to (i) the increase in advances to a subcontractor which was primarily due to projects that necessitated substantial cash flows for the procurement of materials required to achieve a key milestone and a setup of new work stages that start after March 2026. It is anticipated that cost of revenue will be recognized subsequently upon the completion of these milestone and work stage; and partially offset by (ii) the decrease in prepayment relating to marketing activities for investor relation and training from US$1,000,000 as of March 31, 2025 to US$161,373 as of March 31, 2026, as the prepaid amount was recognized as an expense during the year ended March 31, 2026.

Right-of-Use (“ROU”) Assets

Our Right-of-Use (“ROU”) assets consists of finance lease right-of-use assets and operating right-of-use assets, which experienced a decrease in value from US$250,271 as of March 31, 2025, to US$142,477 as of March 31, 2026. The finance lease right-of-use assets decreased by US$80,616, representing a 92.3% reduction. Similarly, the operating right-of-use assets decreased by US$27,178, equating to a 16.7% reduction. This reduction was attributed to the amortization of the assets recognized during the year ended March 31, 2026. Besides, there was an addition of ROU assets recorded as of March 31, 2026.

Accounts Payable

Our accounts payable mainly comprised trade payables to subcontractors and suppliers of materials. Our accounts payable increased from US$1,797,735 as of March 31, 2025, to US$1,935,086 as of March 31, 2026, primarily due to the increase in the purchase of materials and subcontracting charges during the year ended March 31, 2026, to cope with our business growth.

Accrued expenses and other current liabilities

Our accrued expenses and other current liabilities mainly comprise accrued salaries, accrued interest and other payables. Our accrued expenses and other current liabilities increased from US$1,770,319 as of March 31, 2025 to US$2,962,366 as of March 31, 2026 mainly due to accrued legal and professional fee as of March 31, 2026.

Contract Liabilities

Our contract liabilities decreased from US$2,322,911 as of March 31, 2025 to US$752,186 as of March 31, 2026, primarily due to advance payments from one of our customers reaching a key milestone, resulting in revenue recognition during the year ended March 31, 2026.

Due to related parties

Our amounts due to related parties comprised amount due to a director and amount due to joint ventures. Amount due to a director rose from US$617,944 as of March 31,2025 to US$3,546,480 as of March 31, 2026, marking an increase of US$2,928,536. This increase was primarily due to advances from a director for operational use. Conversely, the amounts due to joint ventures decreased from US$742,080 as of March 31,2025 to US$640,366 as of March 31, 2026, mainly attributable to the repayment to joint ventures.

Bank and Other Borrowings

As of March 31, 2025, and 2026, we had outstanding bank and other borrowings balances of US$12,044,435 and US$11,982,316 respectively. The decrease in the outstanding bank and other borrowings balances was mainly due to scheduled principal repayments made during the year ended March 31, 2026.

Lease Liabilities

Lease liabilities comprised finance lease liabilities and operating lease liabilities. As of March 31, 2026 and 2025, we had lease liabilities of US$128,682 and US$198,867, respectively. The decrease in our lease liabilities was mainly due to amortization of lease liabilities during the year ended March 31, 2026.

5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

Our sources of funds have primarily been our equity capital, cash generated from our operations, financial support from controlling shareholder, bank and other borrowings, issuance of shares, warrants and convertible notes. Our primary liquidity requirements are to finance our working capital needs, fund our capital expenditures, and support the growth of our operations. Going forward, we expect these sources to continue to be our principal sources of liquidity, and we use these proceeds to finance a portion of our liquidity requirements.

Since inception, there have been periods where we maintained a working capital deficit and negative operating cashflows. As of March 31, 2026, our cash and cash equivalents and restricted cash amounted to US$50,824,800. Net cash used in operating activities for the year ended March 31, 2026 amounted to US$2,845,066 and a net income for the year ended March 31, 2026 amounted to US$9,063,802. Our working capital requirements and operating cashflows are influenced by the size of our operations, the contract sum of our work contracts, the progress of execution on our work contracts, the timeliness related to the survey certification process by the customers which are determined by the operation scales of our customers, the geographical dispersion, and the complexity of the projects, the timing for collecting accounts receivable and repayment of accounts payable. The disproportionate fluctuations in the contract assets impact the Company’s liquidity and capital resources, which lead to the mismatch between cashflow and operation expenditures. The Company may need to rely more on external financing, such as bank loans or lines of credits to maintain the operational and strategic flexibility.

As of March 31, 2026, we had the total outstanding bank and other borrowings of US$11,982,316 which was repayable on demand and according to respective payment schedules and US$10,650,901 is available for revolving. The unutilized amount was US$1,467,992 as of March 31, 2026. There was no material covenant stated in the indebtedness incurred as of March 31, 2026. We are not committed to draw down the unutilized amount.

Components and details of available and utilized bank and other borrowings as of March 31, 2026 are as follows:

		Repayment terms(4)	Interest rate %	Available	As of March 31, 2026 Utilized	Unutilized	Maturity Date (dd/mm/yyyy)
The Hongkong and Shanghai Banking Corporation Limited – Guarantee Loan 1	(1)	Monthly repay	HSBC Prime Lending Rate (“BLR”) minus 2.25%	—	137,579	—	13/4/2032
	(5)			—	180	—	15/4/2026
The Hongkong and Shanghai Banking Corporation Limited – Guarantee Loan 2	(1)	Monthly repay	HSBC Prime Lending Rate (“BLR”) minus 2.25%	—	93,477	—	23/10/2032
The Hongkong and Shanghai Banking Corporation Limited – Guarantee Loan 3	(1)	Monthly repay	HSBC Prime Lending Rate (“BLR”) minus 2.25%	—	106,321	—	2/4/2033
The Hongkong and Shanghai Banking Corporation Limited – Guarantee Loan 4	(1)	Monthly repay	HSBC Prime Lending Rate (“BLR”) minus 2.25%	—	348,477	—	14/6/2034
	(7)			—	319	—	14/5/2026

		Repayment terms(4)	Interest rate %	Available	As of March 31, 2026 Utilized	Unutilized	Maturity Date (dd/mm/yyyy)
The Hongkong and Shanghai Banking Corporation Limited – Post-Shipment Buyer Loans	(3)	Repay upon maturity	2.5% per annum over 1-month HIBOR	Limit up to US$5,102,692 in aggregate for Post-Shipment Buyer Loans and MA Loan 1	112,567	Limit up to US$1,085,290 in aggregate for Post-Shipment Buyer Loans and MA Loan 1	20/4/2026
					153,081		14/5/2026
					367,394		15/5/2026
					433,729		15/5/2026
					53,578		21/5/2026
					40,822		22/5/2026
					150,529		15/6/2026
					216,864		9/7/2026
					267,891		10/7/2026
					511,545		27/7/2026
					176,043		7/8/2026
					79,092		20/8/2026
					357,188		24/8/2026
					239,827		24/8/2026
					214,313		28/8/2026
The Hongkong and Shanghai Banking Corporation Limited – Advance to Manufacturer (“MA”) Loan 1	(3)	Repay upon maturity	2.5% per annum over 1-month HIBOR	Limit up to US$5,102,692 in aggregate for Post-Shipment Buyer Loans and MA Loan 1	399,286	Limit up to US$1,085,290 in aggregate for Post-Shipment Buyer Loans and MA Loan 1	19/4/2026
					137,773		11/5/2026
					105,881		12/5/2026
The Hongkong and Shanghai Banking Corporation Limited – Funds from Factoring	(3)	Repay upon maturity	2% per annum over 1–month HIBOR	Limit up to US$3,827,019 in aggregate for Funds from Factoring	160,040	—	6/4/2026
					167,346		13/4/2026
					84,577		13/4/2026
					619,087		16/4/2026
					382,702		5/5/2026
					17,580		27/5/2026
					494,776		27/5/2026
					179,153		8/6/2026
					505,909		16/6/2026
					403,512		19/6/2026
					357,669		22/6/2026
					239,827		24/6/2026
					214,840		29/6/2026
The Hongkong and Shanghai Banking Corporation Limited – MA Loan 2	(3)	Repay upon maturity	2.5% per annum over 1-day HIBOR	Limit up to US$2,296,211 in aggregate for MA Loan 2 & Post Shipment Buyer Loan	68,886	Limit up to US$382,702 in aggregate for MA Loan 2 & Post Shipment Buyer Loan	20/4/2026
					65,059		13/5/2026
					255,135		18/5/2026
					219,416		26/5/2026
					88,021		28/5/2026

		Repayment terms(4)	Interest rate %	Available	As of March 31, 2026 Utilized	Unutilized	Maturity Date (dd/mm/yyyy)
The Hongkong and Shanghai Banking Corporation Limited – Post Shipment Buyer Loan	(3)	Repay upon maturity	2.5% per annum over 1-day HIBOR	Limit up to US$2,296,211 in aggregate for MA Loan 2 & Post Shipment Buyer Loan	98,227	Limit up to US$382,702 in aggregate for MA Loan 2 & Post Shipment Buyer Loan	20/4/2026
					276,821		7/5/2026
					320,194		14/5/2026
					197,729		22/5/2026
					324,021		20/8/2026
The Hongkong and Shanghai Banking Corporation Limited –Universal Life Insurance (ULI) Loan (I)	(9)	Repay upon maturity	1% per annum over HIBOR	Limit up to US$642,670 in aggregate for Funds from Factoring	489,654	—	28/2/2030
The Hongkong and Shanghai Banking Corporation Limited – Universal Life Insurance (ULI) Loan (II)	(9)	Repay upon maturity	1% per annum over HIBOR	Limit up to US$203,973 in aggregate for Funds from Factoring	155,408	—	28/3/2030
Riverchain One Limited	(8)	Repay upon maturity	12%	—	892,971	—	10/4/2026
Total					11,982,316	1,467,992

		Repayment terms(4)	Interest rate %	Available	As of March 31, 2025 Utilized	Unutilized	Maturity Date (dd/mm/yyyy)
The Hongkong and Shanghai Banking Corporation Limited – Guarantee Loan 1	(1)	Monthly repay	HSBC Prime Lending Rate (“BLR”) minus 2.25%	—	138,622	—	13/4/2031
	(5)			—	111	—	23/4/2025
The Hongkong and Shanghai Banking Corporation Limited – Guarantee Loan 2	(1)	Monthly repay	HSBC Prime Lending Rate (“BLR”) minus 2.25%	—	94,186	—	23/10/2031
	(6)			—	234	—	12/5/2025
The Hongkong and Shanghai Banking Corporation Limited – Guarantee Loan 3	(1)	Monthly repay	HSBC Prime Lending Rate (“BLR”) minus 2.25%	—	107,128	—	2/4/2032
	(6)			—	361	—	13/5/2025

The Hongkong and Shanghai Banking Corporation Limited – Guarantee Loan 4	(1)	Monthly repay	HSBC Prime Lending Rate (“BLR”) minus 2.25%	—	351,120	—	14/6/2033
	(7)			—	643	—	14/5/2025

		Repayment terms(4)	Interest rate %	Available	As of March 31, 2025 Utilized	Unutilized	Maturity Date (dd/mm/yyyy)
The Hongkong and Shanghai Banking Corporation Limited – Post-Shipment Buyer Loans	(3)	Repay upon maturity	2.5% per annum over 1-month HIBOR	Limit up to US$5,141,388 in aggregate for Post-Shipment Buyer Loans and MA Loan 1	300,771	Limit up to US$2,574 in aggregate for Post-Shipment Buyer Loans and MA Loan 1	2/5/2025
					167,095		6/5/2025
					268,638		6/5/2025
					89,974		30/5/2025
					98,972		6/6/2025
					77,121		8/6/2025
					366,324		8/6/2025
					307,198		9/6/2025
					192,802		7/7/2025
					186,375		11/7/2025
					246,787		21/7/2025
					547,558		24/7/2025
					268,638		25/7/2025
					190,231		28/7/2025
					21,594		11/8/2025
					293,058		15/8/2025
The Hongkong and Shanghai Banking Corporation Limited – Advance to Manufacturer (“MA”) Loan 1	(3)	Repay upon maturity	2.5% per annum over 1-month HIBOR	Limit up to US$5,141,388 in aggregate for Post-Shipment Buyer Loans and MA Loan 1	257,069	Limit up to US$2,574 in aggregate for Post-Shipment Buyer Loans and MA Loan 1	23/4/2025
					231,362		24/4/2025
					186,375		28/4/2025
					52,699		29/5/2025
					231,363		29/5/2025
					179,949		23/6/2025
					379,178		26/6/2025
The Hongkong and Shanghai Banking Corporation Limited – Funds from Factoring	(3)	Repay upon maturity	2% per annum over 1–month HIBOR	Limit up to US$2,570,694 in aggregate for Funds from Factoring	106,535	—	27/5/2025
					21,765		9/6/2025
					293,121		15/6/2025
					200,246		12/5/2025
					274,522		15/5/2025
					242,931		18/5/2025
					247,943		21/5/2025
					547,401		22/5/2025
					267,738		25/5/2025
					56,694		27/5/2025
					303,480		7/5/2025
					8,318		6/5/2025

The Hongkong and Shanghai Banking Corporation Limited – MA Loan 2	(3)	Repay upon maturity	2.5% per annum over 1-day HIBOR	Limit up to US$2,313,625 in aggregate for MA Loan 2 & Post Shipment Buyer Loan	435,733	Limit up to US$1,287 in aggregate for MA Loan 2 & Post Shipment Buyer Loan	23/6/2025
					334,190		24/6/2025
					321,337		25/6/2025
					194,087		30/6/2025

		Repayment terms(4)	Interest rate %	Available	As of March 31, 2025 Utilized	Unutilized	Maturity Date (dd/mm/yyyy)
The Hongkong and Shanghai Banking Corporation Limited – Post Shipment Buyer Loan	(3)	Repay upon maturity	2.5% per annum over 1-day HIBOR	Limit up to US$2,313,625 in aggregate for MA Loan 2 & Post Shipment Buyer Loan	132,391	Limit up to US$1,287 in aggregate for MA Loan 2 & Post Shipment Buyer Loan	26/6/2025
					95,116		7/7/2025
					111,825		7/7/2025
					366,324		14/7/2025
					244,216		18/7/2025
					78,406		21/7/2025
The Hongkong and Shanghai Banking Corporation Limited –Universal Life Insurance (ULI) Loan (I)	(9)	Repay upon maturity	1% per annum over HIBOR	Limit up to US$647,544 in aggregate for Funds from Factoring	616,709		28/2/2030
The Hongkong and Shanghai Banking Corporation Limited – Universal Life Insurance (ULI) Loan (II)	(9)	Repay upon maturity	1% per annum over HIBOR	Limit up to US$205,520 in aggregate for Funds from Factoring	195,733		28/3/2030
AR Horizon Limited	(8)	Repay upon maturity	12%	—	514,138	—	8/4/2025
Total				10,891,674	12,044,435	257

Components and details of available and utilized bank borrowings as of March 31, 2024 are as follows:

		Repayment terms(4)	Interest rate %	Available	As of March 31, 2024 Utilized	Unutilized	Maturity Date (dd/mm/yyyy)
The Hongkong and Shanghai Banking Corporation Limited – Guarantee Loan 1	(1),(5)	Monthly repay	HSBC Prime Lending Rate (“BLR”) minus 2.25%	—	143,422	—	13/4/2031
The Hongkong and Shanghai Banking Corporation Limited – Guarantee Loan 2	(1),(6)	Monthly repay	HSBC Prime Lending Rate (“BLR”) minus 2.25%	—	96,007	—	23/10/2031
Hang Seng Bank – Term Loan	(2)	Monthly repay	2% per annum over 3 – month HIBOR	—	269,805	—	28/03/2028
The Hongkong and Shanghai Banking Corporation Limited – Guarantee Loan 3	(1),(6)	Monthly repay	HSBC Prime Lending Rate (“BLR”) minus 2.25%	—	110,141	—	2/4/2032
The Hongkong and Shanghai Banking Corporation Limited – Guarantee Loan 4	(1),(7)	Monthly repay	HSBC Prime Lending Rate (“BLR”) minus 2.25%	—	359,054	—	14/6/2033
The Hongkong and Shanghai Banking Corporation Limited – Post-Shipment Buyer Loans	(3)	Repay upon maturity	2.5% per annum over HIBOR	Limit up to US$5,111,821 in aggregate for Post-Shipment Buyer Loans and MA Loan 1	190,415	Limit up to US$16,550 in aggregate for Post-Shipment Buyer Loans and MA Loan 1	15/4/2024
					16,677		15/4/2024
					191,693		20/4/2024
					214,696		13/5/2024
					230,032		13/5/2024
					200,639		19/5/2024
					217,252		19/5/2024
					178,914		27/5/2024
					204,473		28/5/2024
					284,984		24/6/2024
					178,914		5/8/2024
					191,693		5/8/2024
					166,134		5/8/2024
					287,540		12/8/2024
					146,965		19/8/2024
					191,693		19/8/2024
					146,965		22/8/2024
					157,189		23/8/2024
					213,419		23/8/2024

		Repayment terms(4)	Interest rate %	Available	As of March 31, 2024 Utilized	Unutilized	Maturity Date (dd/mm/yyyy)
The Hongkong and Shanghai Banking Corporation Limited – Advance to Manufacturer (“MA”) Loan 1	(3)	Repay upon maturity	2.5% per annum over HIBOR	Limit up to US$5,111,821 in aggregate for Post-Shipment Buyer Loans and MA Loan 1	207,029	Limit up to US$16,550 in aggregate for Post-Shipment Buyer Loans and MA Loan 1	16/4/2024
					198,083		6/5/2024
					255,591		6/5/2024
					72,844		8/5/2024
					191,693		28/5/2024
					191,693		5/6/2024
					138,019		11/6/2024
					230,032		26/6/2024
The Hongkong and Shanghai Banking Corporation Limited – Funds from Factoring	(3)	Repay upon maturity	2% per annum over 1 – month HIBOR	Limit up to US$2,555,910 in aggregate for Funds from Factoring	182,286	Limit up to US$1,861 in aggregate for Funds from Factoring	2/5/2024
					73,548		7/5/2024
					1,291		29/5/2024
					22,285		18/6/2024
					475		19/6/2024
					157,758		20/6/2024
					31,596		26/6/2024
					214,383		22/3/2024
					12,381		30/3/2024
					358,385		9/4/2024
					33,448		14/4/2024
					142,847		15/4/2024
					202,438		25/4/2024
					15,517		26/4/2024
					12,340		30/4/2024
					439,955		2/5/2024
					11,918		29/5/2024
					256,676		9/6/2024
					710		17/6/2024
					170,160		18/6/2024
					213,652		25/6/2024
The Hongkong and Shanghai Banking Corporation Limited – MA Loan 2	(3)	Repay upon maturity	2.5% per annum over HIBOR	Limit up to US$2,300,320 in aggregate for MA Loan 2 & Post-Shipment Buyer Loan	255,591	—	24/4/2024
					255,591		24/4/2024
					255,591		25/4/2024
					319,489		25/4/2024
					191,694		7/5/2024

		Repayment terms(4)	Interest rate %	Available	As of March 31, 2024 Utilized	Unutilized	Maturity Date (dd/mm/yyyy)
The Hongkong and Shanghai Banking Corporation Limited – Post-Shipment Buyer Loan	(3)	Repay upon maturity	2.5% per annum over HIBOR	Limit up to US$2,300,320 in aggregate for MA Loan 2 & Post-Shipment Buyer Loan	383,387	—	28/4/2024
					332,268		29/4/2024
					306,709		29/4/2024
Total				9,968,051	10,928,069	18,411

(1)	The loan is secured by The Hong Kong Mortgage Corporation Limited. There is no material covenant stated in this borrowing.

(2)	The loans are secured by the personal guarantees from Mr. Ngo Chiu Lam and Mr. Wong Chak Lam. There is no material covenant stated in this borrowing. Loans are redrawn once the repayment is made in accordance with the maturity dates, subject to the aggregate amount outstanding of such facilities shall at no time exceed the stated combined limit and sub-limits.

(3)	The loans contain a repayment on demand clause.

(4)	The loan tenor and the guarantee period of the loan was extended under the Partial Principal Repayment Arrangement with effective from June 13,2024.

(5)	The loan tenor and the guarantee period of the loan was extended under the Partial Principal Repayment Arrangement with effective from May 23,2024.

(6)	The loan tenor and the guarantee period of the loan was extended under the Partial Principal Repayment Arrangement with effective from June 2,2024.

(7)	The loan tenor and the guarantee period of the loan was extended under the Partial Principal Repayment Arrangement with effective from June 14,2024.

(8)	The loan is secured by the assignment of receivables of a project. There is no material covenant stated in this borrowing.

(9)	The loans are secured by the life insurance policy from Mr. Ngo Chiu Lam and Mrs. Po Lok Sze. The loan contains a repayment on demand clause.

As of March 31, 2026, we had outstanding bank and other borrowings of US$11,982,316. As of March 31, 2026, US$42,077,767 was repaid according to our monthly repayment schedule and upon loan maturity. The funds for these repayments were sourced mainly from cash flows generated from our operations. After the repayments, we re-drew from our banking facilities of Post-Shipment buyer loans, MA loans and Factoring, resulting in an outstanding balance of US$11,982,316 as of March 31, 2026.

As of March 31, 2026, we have cash requirements for bank and other borrowings, leases, long-serviced payment obligations, convertible notes, and other liabilities. For lease-related information, see Note 8 of our consolidated financial statements included elsewhere in this prospectus. For bank and other borrowings-related information, see Note 11 of our consolidated financial statements.

As of March 31, 2026, we have the following obligations:

●	Short-term: Other liabilities of US$22,510,682 are comprised of various payables, including accounts payable, amounts due to related parties and accrued expenses payables expected to be settled based on contractual terms.

●	Long-term: Long-serviced payment obligations of US$11,055 are expected to be paid out based on individual plan participants, although cash outflows cannot be estimated reliably. Additionally, operating lease liabilities of US$52,411 are expected to be paid out based on lease terms. Furthermore, convertible notes obligations of US$19,567,461 are expected to be paid out or converted into shares on the maturity of the senior unsecured convertible note.

Cash Flows

The following table sets forth a summary of our cash flows information for the years indicated:

	2026	2025
	US$	US$
Cash (used in) provided by
Operating activities	(2,845,066)	(3,005,991)
Investing activities	(23,202,472)	(1,612,158)
Financing activities	76,076,480	5,011,152
Effect of exchange rate changes	77,233	2,027
Net change in cash and cash equivalents	50,106,175	395,030

Cash, cash equivalents and restricted cash at the beginning of the year	718,625	323,595
Cash, cash equivalents and restricted cash at the end of the year	50,824,800	718,625

Operating Activities

Our operating cash inflows are primarily derived from our revenue from public civil engineering works such as road and drainage works, in Hong Kong, whereas our operating cash outflows mainly include subcontracting costs, direct labor costs, the purchase of materials, as well as other working capital needs.

Cash used in operating activities amounted to US$2,845,066 for the year ended March 31, 2026, mainly derived from (i) net income of US$9,063,802 for the year ended March 31, 2026; (ii) the increase in accounts receivable, net by US$5,728,964; (iii) the decrease in contract assets, net by US$3,410,033; (iv) an increase in accounts payable by US$151,471; (v) a decrease in contract liabilities by US$1,559,309; (vi) an increase in accrued expenses and other current liabilities by US$1,199,961 and (vii) change in fair value of investments by US$23,437,041.

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

Investing Activities

Cash used in investing activities amounted to US$23,202,472 for the year ended March 31, 2026, mainly derived from purchase of other investments of US$23,000,000, and purchase of property, plant and equipment of US$205,878.

Cash used in investing activities amounted to US$1,612,158 for the year ended March 31, 2025, mainly derived from deposits paid for acquisition of plant and equipment of US$1,781,573, and proceeds from the redemption of the life insurance policy of US$159,251.

Financing Activities

Cash provided by financing activities amounted to US$76,067,480 for the year ended March 31, 2026, which was mainly attributable to (i) proceeds from new bank and other borrowings of US$42,106,410; (ii) the repayment of bank and other borrowings of US$42,077,767; (iii) proceeds from issuance of Series B preferred shares of US$32,190,000 (iv) proceeds from issuance of Class A ordinary shares through private placement of US$41,660,000; (v) proceed from issuance of convertible notes of $19,575,000; (vi) issuance cost paid pursuant to issuance of Class A ordinary shares of US$4,832,800; (vii) payment pursuant to Class A shares retirement of US$7,000,000; (viii) issuance cost paid pursuant to issuance of Series B preferred shares of US$3,456,350, and (ix) issuance cost paid pursuant to issuance of convertible notes of US$2,235,150.

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

The following table summarizes our contractual obligations as of March 31, 2026:

		Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 2 years	3 – 5 years	More than 5 years
	US$	US$	US$	US$	US$
Bank and Other Borrowings(1)	11,982,316	10,846,499	251,168	648,174	236,475
Operating lease payments(2)	128,682	85,979	42,703	-	-
Convertible Notes(3)	19,567,461	-	-	19,567,461	-
	31,678,459	10,932,478	293,871	20,215,635	236,475

The following table summarizes our contractual obligations as of March 31, 2025:

		Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 2 years	3 – 5 years	More than 5 years
	US$	US$	US$	US$	US$
Bank and Other Borrowings(4)	12,044,435	10,777,850	252,934	775,644	238,007
Finance lease liabilities(5)	56,795	56,795	-	-	-
Operating lease payments(6)	142,072	115,372	26,700	-	-
	12,243,302	10,950,017	279,634	775,644	238,007

(1)	As of March 31, 2026, our contractual obligation to repay outstanding bank and other borrowings totaled US$11,982,316.

(2)	We leased our offices which are classified as operating lease in accordance with Topic 842. As of March 31, 2026, our future lease payments totaled US$128,682.

(3)

As of March 31, 2026, the Company has outstanding convertible notes with an aggregate principal amount of US$19,567,461 convertible notes in the consolidated financial statements. These notes bear interest at 6% per annum and mature on March 25,2029 and March 31,2029 respectively.

(4)	As of March 31, 2025, our contractual obligation to repay outstanding bank and other borrowings totaled US$12,044,435.

(5)	As of March 31, 2025, our contractual obligation to repay outstanding finance leases totaled US$56,795

(6)	We leased our offices which are classified as operating lease in accordance with Topic 842. As of March 31, 2025, our future lease payments totaled US$142,072.

Capital Expenditures

For the year ended March 31, 2026, we have purchased property, plant and equipment amounting to US$205,878. As of the date of this prospectus, we did not purchase any material equipment for operational use. We do not have any other material commitments to capital expenditures as of the date of this prospectus.

Trend Information

Other than as disclosed in “Risk Factors” in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition for the years ended March 31, 2026, 2025 and 2024.

Seasonality

The nature of our business is not affected by seasonal variations.

Quantitative and Qualitative Disclosure about Market Risk

Concentration Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents, accounts receivable, and contract assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and cash equivalents with financial institutions located in Hong Kong. As of March 31, 2026 and 2025, US$4,627,050, and US$718,625 were deposited with financial institutions located in Hong Kong. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of US$102,054 (HK$800,000). Otherwise, these balances are not covered by insurance. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the year ended March 31, 2026, 100% of the Company’s total revenue contributed within Hong Kong, and 64%, 34% and 2% of the Company’s total assets contributed within Hong Kong, Kazakhstan and United States, respectively; for the years ended March 31, 2025 and 2024, revenue and assets within Hong Kong contributed 100% of the Company’s total revenue. The Company has a concentration of its revenue and accounts receivable with specific customers.

During the fiscal year ended March 31, 2026, (i) there were three customers that generated income which accounted for over 10% of the total revenue generated for that year, and (ii) there were four subcontractors that accounted for over 10% of the total purchases for that year.

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

As of March 31, 2026, (i) there were three customers which accounted for over 10% of the consolidated accounts receivable; and (ii) there were two suppliers which accounted for over 10% of the total consolidated accounts payable.

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

Equity Price Risk

The fair value of our outstanding Convertible Notes is subject to market risk and other factors due to the convertible feature. The fair value of the Convertible Notes will generally increase as our common stock price increases and will generally decrease as our common stock price declines in value. The fair value of Convertible Notes is presented for disclosure purposes only. Accordingly, increases or decreases in the fair value of the Convertible Notes may result in corresponding losses or gains in our consolidated statements of operations and comprehensive income and may cause volatility in our reported results of operations.

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

5.C. Research and Development, Patent and Licenses, etc.

We did not conduct any research and development activities for the fiscal year ended March 31, 2026, 2025 and 2024.

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

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the years ended March 31, 2026, 2025 and 2024 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth information regarding our Directors and Executive Officers as at the date of this report:

Name	Age	Position
Paul E. Mann	50	Executive Chairman, Director
Ngo Chiu Lam	48	Chief Executive Officer
Sze Man Chan	45	Chief Financial Officer
Chun Kit Yu	36	Independent Director
Vuk Jeremic	51	Independent Director
John M. Melkon	58	Independent Director

The business and working experience and areas of responsibility of our Directors and Executive Officers are set out below:

Paul E. Mann is the Executive Chairman and a director of the Company. Mr. Mann co-founded ASP Isotopes Inc. in September 2021 and has served as the Chairman and Chief Executive Officer and a member of its board of directors of ASP Isotopes Inc. since incorporation. Paul also served as the Chief Financial Officer of ASP Isotopes Inc. until September 2022. Prior to ASPI, Paul was Chief Financial Officer of PolarityTE, Inc., a biotechnology company, from June 2018 until April 2020. Prior to that, he was responsible for Healthcare investments at DSAM Partners LLC, a global hedge fund. Earlier in his career, he was a portfolio manager at Highbridge Capital where he managed investments in healthcare and biotechnology. Prior to Highbridge Capital, from August 2013 to March 2016, he worked at Soros Fund Management where he was responsible for billions of dollars of investments in healthcare and chemicals companies. During his career as a healthcare and chemicals investor, Paul has helped create and fund numerous early stage and start-up companies. Prior to moving to the buy-side, Paul spent 11 years as a sell-side analyst at Morgan Stanley and Deutsche Bank. He co-managed the healthcare research team at Morgan Stanley, one of the top ranked teams in Institutional Investor, Greenwich and Reuters. He was also corporate broker to over half the UK Pharmaceutical Companies. Paul started his career as a research scientist at Procter and Gamble and he is named as the inventor of numerous skin creams in the Oil of Olay range of cosmetics. Between 2000 and 2023 he was a nonexecutive, independent director at Abeona Therapeutics (NASDAQ: ABEO), where he was the chair of the audit committee, and he is currently a director at Healthtech Solution Inc. (OTC: HLTT), where he is chairman of the board and serves on the audit committee. He was the co-founder and Chairman of Varian Biopharma, a private biotechnology company focused on precision oncology until its sale in 2023. Paul has an MA (Cantab) and an MEng from Cambridge University, UK where he studied Natural Sciences and Chemical Engineering and he is a CFA charter holder.

Ngo Chiu Lam is the Chief Executive Officer of the Company. He is responsible for the general corporate strategy, overall management of our operations and business expansion. Mr. Lam has over 25 years of experience in civil engineering industry. Mr. Lam founded Kin Chiu Engineering Limited in April 2012 and has been its director ever since. Prior to founding Kin Chiu Engineering Limited, Mr. Lam worked at a number of construction companies as foreman.

Sze Man Chan is the interim Chief Financial Officer of the Company. She is a member of the Hong Kong Institute of Certified Public Accountants and has over 22 years of experience in accounting and auditing for public companies and private companies. Ms. Chan currently serves as a non-executive director of Tongda Group Holdings Limited (HKEx: 698), and as an independent non-executive director of Prosperous Future Holdings Limited (HKEx: 1259), Chi Kan Holdings Limited (HKEx: 9913), Weiye Holdings Limited (HKEx: 1570), China Wantian Holdings Limited (HKEx: 1854), and Shanghai XNG Holdings Limited (HKEx: 3666), all of which are listed on the Stock Exchange of Hong Kong Limited. In addition, Ms. Chan is currently an independent director of Green Circle Decarbonize Technology Limited (NYSE: GCDT), a company listed on the New York Stock Exchange. Ms. Chan received a bachelor’s degree in business administration (majoring in Accountancy) from the Hong Kong University of Science and Technology.

Chun Kit Yu is an Independent Director of the Company. Mr. Yu has over 10 years of experience in auditing, accounting and financial management. From 2011 to 2016, Mr. Yu worked at various international accounting firms, namely, BDO Limited from October 2011 to October 2013 with his last position as senior associate, KPMG from July 2014 to August 2015 with his last position as assistant manager. From February 2016 to November 2016, he worked at Bowker Asia Limited, which is a subsidiary of Win Hanverky Holdings Limited (HKEx: 3322), a company listed on the Stock Exchange of Hong Kong Limited, with his last position as assistant internal audit manager. Mr. Yu was an assistant manager of a subsidiary of Kingston Financial Group Limited (HKEx: 1031), a company listed on the Stock Exchange of Hong Kong Limited, from December 2016 to December 2017. Since January 2018, Mr. Yu has been the financial controller and company secretary of Boltek Holdings Limited (HKEx: 8601), a company listed on the Stock Exchange of Hong Kong Limited. Since September 2019, Mr. Yu has been the company secretary of Global Uin Intelligence Holdings Limited (HKEx: 8496), a company listed on the Stock Exchange of Hong Kong Limited. Since April 2022 and February 2024, Mr. Yu has been an independent non-executive director of Sinohope Technology Holdings Limited (HKEx: 1611) and WK Group (Holdings) Limited (HKEx: 2535), both companies listed on the Stock Exchange of Hong Kong Limited. Since August 2024, Mr. Yu has been an executive director of Junee Limited (NASDAQ: JUNE), a company listed on the Nasdaq Capital Market.

Mr. Yu obtained a Bachelor of Business Administration (Hons) in Accounting & Finance from the Hong Kong Polytechnic University in October 2011. He was admitted as a member of the Hong Kong Institute of Certified Public Accountants in July 2015.

Vuk Jeremic is an Independent Director of the Company. Mr. Jeremić is the President of the Center for International Relations and Sustainable Development (CIRSD), a global public policy think tank, and the Editor-in-Chief of the quarterly magazine Horizons – Journal of International Relations and Sustainable Development. He is a Professor of Practice in International Governance and Diplomacy at the Sciences Po Paris School of International Affairs. Mr. Jeremić is a Senior Advisor to Eurasia Group, world’s leading geopolitical risk analysis firm, providing insights and advice to top international corporations, financial institutions, and governments worldwide. From 2017 to 2024, Mr. Jeremić served as Senior Advisor to Partners Group, leading global private equity firm based in Switzerland, with USD 147 billion in assets under management. In June 2012, Mr. Jeremić was directly elected by the majority of world’s nations to be the President of the 67th session of the UN General Assembly, in the first contested vote since the end of the Cold War. During his term in office he played a leading role in steering the UN towards the establishment of the Sustainable Development Goals (SDGs). Mr. Jeremić served as Serbia’s Minister of Foreign Affairs from 2007 to 2012. In 2007, he chaired the Council of Europe’s Committee of Ministers. Mr. Jeremić holds a bachelor’s degree in Theoretical and Experimental Physics from Cambridge University and a master’s degree in Public Administration/International Development from Harvard University’s John F. Kennedy School of Government.

John M. Melkon serves as a senior advisor to the United States Military Academy at West Point. From 2012 to 2026, he served as a director and assistant professor at West Point, where he was involved in establishing and leading the Critical Minerals Consortium, and he serves as Co-Chair of the Bilateral Defense Committee between the United States and South Africa. Mr. Melkon previously served as Senior Operations Advisor to United States Army Africa from 2009 to 2012 and as a Strategic Operations Officer for the U.S. Department of Defense from 2006 to 2009. He also previously worked as an International Banking Associate at Credit Suisse First Boston and served as a U.S. Army Special Forces Officer. Mr. Melkon received an A.B. in History from Princeton University, an MBA from the Lowry Mays School of Business and an MPIA with honors from the George Bush School of Government and Public Service at Texas A&M University, and an M.A. in European Politics and a Certificate of Professional Achievement in Enterprise Risk Management from Columbia University. He is currently a Ph.D. candidate at Stellenbosch University and a Professor of Practice at North-West University in South Africa.

Family Relationship

There are no family relationships among our directors and executive officers.

6.B. Compensation

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate, basis. For the fiscal years ended March 31, 2026, 2025 and 2024, we paid an aggregate compensation of HK$3,634,200 (approximately US$465,416, HK$1,716,329, and HK$686,000, respectively, to our executive officers and directors. We have not set aside any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

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

Audit Committee.

Our audit committee consist of Mr. Chun Kit Yu, Mr. Vuk Jeremic and Mr. John M. Melkon. Mr. John M. Melkon is the chairperson of our audit committee. We have determined that each of our audit committee members satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Chun Kit Yu as a person who has the following attributes: understanding of GAAP and financial statements, ability to assess the application of GAAP for accounting estimates, accruals and reserves, experience with financial statements, understanding of internal controls and knowledge of audit committee functions that qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

Compensation Committee.

Our compensation committee consist of Mr. Chun Kit Yu, Mr. Vuk Jeremic and Mr. John M. Melkon. Mr. John M. Melkon is the chairman of our compensation committee. We have determined that each of our compensation committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee consist of Mr. Chun Kit Yu, Mr. Vuk Jeremic and Mr. John M. Melkon. Mr. John M. Melkon is the chairman of our nominating and corporate governance committee. We have determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors and officers owe fiduciary duties to our company. These include, among others (i) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) a duty not to improperly fetter the exercise of future discretion; (iv) a duty to exercise authority for the purpose for which it is conferred and a duty to exercise powers fairly as between different sections of shareholders; (v) a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (vi) a duty to exercise independent judgment. In addition to the above, our directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, our directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position at the expense of the Company. However, in some instances what would otherwise be a breach of this duty, this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Amended Memorandum and Articles, as amended and/or restated from time to time, or alternatively by shareholder approval at general meetings.

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

6.D. Employees

We have 73 employees as of March 31, 2026. The following table sets forth the numbers of our employees categorized by function as of March 31, 2026:

	As of March 31, 2026
Functions	Number	% of Total Employees
Management	3	4.1%
Project supervision	3	4.1%
Safety supervision	4	5.5%
Quantity surveyors	10	13.7%
Finance and administration	12	16.4%
Site workers	41	56.2%
Management	73	100.0

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

Our share capital is divided into Class A Ordinary Share, Class B Ordinary Share, Series A Preferred Shares and Series B Preferred Shares. Holders of Class A Ordinary Share and Class B Ordinary Share are entitled to receive notice of, attend, speak and vote at general meetings of the Company and vote together as a single class on all matters submitted to a vote of our shareholders. Each Class A Ordinary Share entitles its holder to one (1) vote, and each Class B Ordinary Share entitles its holder to twenty (20) votes, on all matters subject to a vote at general meetings of the Company. Series A Preferred Shares and Series B Preferred Shares do not carry voting rights with respect to matters subject to a vote at general meetings of the Company, except with respect to the matters specified in our Amended Memorandum and Articles.

Class A Ordinary Shares may not be converted into Class B Ordinary Shares, Series A preferred shares or Series B Preferred Shares. Class B Ordinary Shares may not be converted into Class A Ordinary Shares, Series A Preferred Shares or Series B Preferred Shares. Series A Preferred Shares may not be converted into Class B Ordinary Shares or Series B Preferred shares, and Series B preferred shares may not be converted into Class B Ordinary Shares or Series A Preferred Shares. Each Series A Preferred Share is convertible, at the option of its holder and without payment of any additional consideration, into a number of fully paid Class A Ordinary Shares determined in accordance with the applicable Series A conversion rate (as further described in the Amended Memorandum and Articles). Each Series B Preferred Share is convertible, at the option of its holder and without payment of any additional consideration, into a number of fully paid and non-assessable Class A Ordinary Shares determined by dividing its stated value by the applicable conversion price, which was initially US$2.40 per share and is subject to adjustment in accordance with our Amended Memorandum and Articles.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by him, subject to applicable community property laws. Please also see “Item 10. Additional Information-B. Memorandum and Articles of Association” for a description of the rights of the holder of our Series A Preferred Shares and Series B Preferred Shares relative to the rights of holders of our Ordinary Shares.

	Class A Ordinary Shares Beneficially Owned(2)		Class B Ordinary Shares Beneficially Owned(3)		Approximate percentage of Voting rights
Name of Beneficial Owners(1)	Number	%	Number	%	%
Directors and Executive Officers:
Paul E. Mann(4)	13,706,056	8.6	—	—	24.5
Ngo Chiu Lam(5)	318,550	2.0	—	—	—
Man Sze Chan	—	—	—	—	—
Chun Kit Yu	—	—	—	—	—
Vuk Jeremic	—	—	—	—	—
John M. Melkon	—	—	—	—	—
All directors and executive officers as a group	14,024,606	8.8	—	—	25.1
					—
5% shareholders:					—
Quantum Leap Energy LLC(6)	4,049,794	25.4	—	—	7.3
Manaslu LLC(7)	2,156,834	13.5	—	—	3.9
Dablam LLP(8)	—	—	1,995,000	100.0	71.4

(1)	Except as indicated otherwise below, the business address of our directors and executive officers is Office A, 15/F, Tower A, Capital Tower, No. 38 Wai Yip Street, Kowloon Bay, Hong Kong.
(2)	Based on 15,947,094 Class A Ordinary Shares outstanding as of August 10, 2026, plus the Ordinary Shares that a person has the right to acquire within 60 days are deemed outstanding only for purposes of computing that holder’s percentage ownership.
(3)	Based on 1,995,000 Class B Ordinary Shares outstanding as of August 10, 2026.
(4)	Represents (i) 6,656,262 Class A Ordinary, which are directly held by Mr. Mann, (ii) 3,000,000 Class A Ordinary Shares issued to Mr. Mann as part of his employment agreement and (iii) 4,049,794 Class A Ordinary Shares held by Quantum Leap Energy LLC.
(5)	Represents 318,550 Class A Ordinary Shares held by Supreme Development (BVI) Holdings Limited, a British Virgin Island company wholly owned by Mr. Ngo Chiu Lam, our Chief Executive Officer. The registered office of Supreme Development (BVI) Holdings Limited is Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola Vg1110, British Virgin Islands.
(6)	Represents 4,049,794 Class A Ordinary Shares, consisting of (i) 2,449,794 Class A Ordinary Shares, and (ii) 1,600,000 Class A Ordinary Shares issuable upon the exercise of Prefunded Warrants issued a private placement on August 29, 2025. Quantum Leap Energy, LLC is a wholly-owned subsidiary of ASP Isotopes, Inc. (Nasdaq: ASPI). Mr. Paul E. Mann is the Executive Director of ASP Isotypes, Inc., the parent company of Quantum Leap Energy, LLC, and as such, is deemed to have voting and dispositive control over the securities held by Quantum Leap Energy, LLC and deemed to be the beneficial owner of the securities held by Quantum Leap Energy, LLC. The address of Quantum Leap Energy, LLC is 601 Pennsylvania Avenue, NW South Building, Suite 900, Washington DC 20004.
(7)	Represents 2,156,834 Class A Ordinary Shares held by Manaslu LLC.
(8)	Represents 1,995,000 Class B Ordinary Shares held by Dablam LLP.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-6.E. Share Ownership.”

7.B. Related Party Transactions

The following is a summary of transactions for and the three years ended March 31, 2026 and up to the date of this report to which we have been a party and in which any members of our Board of Directors, any Executive Officers, or Controlling Shareholders had, has or will have a direct or indirect material interest, other than compensation arrangements which are described under Item 6.B. Compensation.

The following is a list of related parties which the Company has transactions with:

(a)	Mr. Ngo Chiu Lam, a director of the Company.

(b)	Kin Chiu Development Company Limited, controlled by Mr. Ngo Chiu Lam*

(c)	KC-CRFG JV, a joint venture

(d)	KC-Glory JV, a joint venture

(e)	KC-Geotech JV, a joint venture

*	During the year ended March 31, 2026, Skyline Builders (BVI) Holding Limited entered into sale and purchase agreement with Mr. Ngo Chiu Lam, the sole shareholder of Kin Chiu Development, to acquired 100% equity interest of Kin Chiu Development at a cash consideration of HK$1. As a result, Kin Chiu Development Company Limited became an indirectly wholly-owned subsidiary and has been fully consolidated from the date control was obtained (Note 17). All intercompany balances and transactions with Kin Chiu Development Company Limited subsequent to the acquisition date have been eliminated in the consolidated financial statements.

a. Due to related parties

As of March 31, 2026, 2025 and 2024, the balances of due to related parties were as follows:

		2026	2025	2024
Due to related parties
Mr. Ngo Chiu Lam (a)	(1)	$3,546,480	$617,944	$203,990
KC-CRFG JV (c)	(2)	86,506	184,019	91,719
KC-Glory JV (d)	(2)	317,867	320,278	318,436
KC-Geotech JV (e)	(2)	235,993	237,783	242,870
		$4,186,846	$1,360,024	$857,015

(1)	The balance represented the advances from the director. The amount was unsecured, interest-free and repayable on demand.

(2)	The balances represented amounts due to joint ventures, which are for operation purpose. All amounts were unsecured, interest-free and repayable on demand.

b. Accounts receivable, net

As of March 31, 2026, 2025 and 2024, the balances of accounts receivable, net from joint venture were as follows:

	2026	2025	2024
Accounts receivable, net

KC-Glory JV (d)	$1,261,818	$1,363,517	$1,493,591

c. Contract assets, net

As of March 31, 2026, 2025 and 2024, the balances of contract assets, net from joint ventures were as follows:

	2026	2025	2024
Contract assets, net
KC-CRFG JV (c)	$382,999	$303,585	$257,698
KC-Glory JV (d)	164,692	177,965	194,943
KC-Geotech JV (e)	42,324	42,600	41,480
	$590,015	$524,150	$494,121

d. Contract liabilities

As of March 31, 2026, 2025 and 2024, the balances of contract liabilities from joint ventures were as follows:

	2026	2025	2024
Contract liabilities

KC-CRFG JV (c)	$—	$359,629	$536,341

e. Related party transactions

The Company’s related party transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

	2026	2025	2024
Provision of construction services
KC-CRFG JV (c)	$9,460,005	$4,695,289	$6,884,950
KC-Glory JV (d)	—	—	338,800
KC-Geotech JV (e)	—	622	2,301,097
	$9,460,005	$4,695,911	$9,524,847

	2026	2025	2024
Consultancy fee income
KC-CRFG JV (c)	$96,380	$10	$35,736
KC-Geotech JV (e)	—	44,399	63,658
	$96,380	$44,409	$99,394

f. Financial guarantee

On February 23, 2023, the Company provided a financial guarantee to Kin Chiu Development Company Limited for an amount of US$1,137,380 in relation to the payment obligations under a bank loan issued to Kin Chiu Development Company Limited. On December 20, 2024, the Company was released from a financial guarantee to Kin Chiu Development Company Limited for US$1,137,380, related to payment obligations under a bank loan issued to Kin Chiu Development Company Limited. This release followed the transfer of the bank loan, with an outstanding balance of US$645,062 and US$812,442 as of March 31, 2026 and 2025, to Kin Chiu, respectively. No amounts were claimed under the guarantee for the years ended March 31, 2026, 2025 and 2024.

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

As of March 31, 2026 and 2025, the outstanding of the loan, Universal Life Insurance (ULI) Loan (I) and Loan (II), is approximately US$645,062 and US$812,442, respectively, as stated in Note 11. There is no material covenant stated in this borrowing. The interest rate for the SME financing guarantee scheme is HIBOR + 1% per annum. The loan is secured by the entire life insurance policy from Mr. Ngo Chiu Lam and Mrs. Po Lok Sze. The loan contains a repayment on demand clause.

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

Item 9. The Offer and Listing

A. Offering and Listing Details

Our Class A Ordinary Shares are currently listed on The Nasdaq Capital Market under the symbol “KAZR.”

B. Plan of Distribution

Not applicable.

C. Markets

Please refer to Item 9.A. “Offer and Listing Details” above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

10.A. Share Capital

The share capital of the Company consists of Ordinary Shares, Series A Preferred Shares and Series B Preferred Shares. As of the date hereof, our authorized share capital is US$50,600 divided into (i) 4,000,000,000 Class A Ordinary Shares of par value US$0.00001 each, (ii) 50,000,000 Class B Ordinary Shares of par value US$0.00001 each, (iii) 950,000,000 Series A Preferred Shares of par value US$0.00001 each and (iv) 60,000,000 Series B Preferred Shares of par value US$0.00001 each. As of August 10, 2026, 15,947,094 Class A Ordinary Shares, 1,995,000 Class B Ordinary Shares, 47,326,026 Series A Preferred Shares and 6,442 Series B Preferred Shares were issued and outstanding.

10.B. Memorandum and Articles of Association

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, the Companies Act and the common law of the Cayman Islands.

Objects of our Company. Under our fourth amended and restated memorandum and articles of association, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Our authorized share capital is US$50,600 divided into (i) 4,000,000,000 Class A Ordinary Shares of par value US$0.00001 each, (ii) 50,000,000 Class B Ordinary Shares of par value US$0.00001 each, (iii) 950,000,000 Series A Preferred Shares of par value US$0.00001 each, and (iv) 60,000,000 Series B Preferred Shares of par value US$0.0001 each. All of our outstanding shares are fully paid and non-assessable. Certificates representing the shares are issued in registered form.

Conversion. Class A Ordinary Shares cannot be converted into Class B Ordinary Shares, Series A Preferred Shares or Series B Preferred Shares. Class B Ordinary Shares cannot be converted into Class A Ordinary Shares, Series A Preferred Shares or Series B Preferred Shares. Series A Preferred Shares cannot be converted into Class B Ordinary Shares or Series B Preferred Shares. Series B Preferred Shares cannot be converted into Class B Ordinary Shares or Series A Preferred Shares. Each Series A Preferred Share is convertible, at the option of its holder and without payment of any additional consideration, into a number of fully paid Class A Ordinary Shares determined in accordance with the applicable Series A conversion rate (as further described in the Amended Memorandum and Articles). Each Series B Preferred Share is convertible, at the option of its holder and without payment of any additional consideration, into a number of fully paid and non-assessable Class A Ordinary Shares determined by dividing its stated value by the applicable conversion price, which was initially US$2.40 per share and is subject to adjustment in accordance with our Amended Memorandum and Articles.

Dividends. The holders of our Shares are entitled to such dividends as may be declared by our board of directors out of our funds which are lawfully available for that purpose. In addition, our Shareholders may declare dividends by ordinary resolution (which requires a resolution of a general meeting passed by a simple majority of the votes by shareholders who (being entitled to do so) vote in person or by proxy or, in the case of corporations, by their duly authorized representatives, at that meeting (and includes a written resolution signed by the requisite majority in accordance with the Amended Memorandum and Articles)), but no dividend shall exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or the credit standing in our Company’s share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall have the right to receive notice of, attend, speak and vote at general meetings. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Series A Preferred Shares and Series B Preferred Shares shall not be entitled to any votes on any matters subject to the vote at general meetings of the Company, except for matters which are set out in the Amended Memorandum and Articles.

Subject to any rights or restrictions as to voting attached to any shares, on a poll every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one vote for each Class A Ordinary Share and 20 votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder. Where the Holders of Series A Preferred Shares and Series B Preferred Shares are entitled to vote (as set out in the Amended Memorandum and Articles), each such holder shall have one vote for each Series A Preferred Share and Series B Preferred Sare of which he or the person represented by proxy is the holder.

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

Any ordinary resolution is a resolution passed by a simple majority of the votes by the shareholders as, being entitled to do so, vote in person or by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of our Company and includes a written resolution signed by the required majority of shareholders according to the Amended Memorandum and Articles. Any special resolution is a resolution of a general meeting or a resolution of a meeting of the holders of any class of Shares in a class meeting duly constituted in accordance with the Amended Memorandum and Articles in each case passed by a majority of not less than two-thirds of the votes by the shareholders as being entitled to do so vote in person or by proxy at that meeting. The expression includes a unanimous written resolution signed by all of the shareholders entitled to vote at such meeting.

A special resolution will be required for important matters such as amending our Amended Memorandum and Articles or changing the name of the Company.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the Amended Memorandum and Articles or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Shares in the Company have been paid.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Amended Memorandum and Articles provide that we may (but are not obliged to, unless required by the Nasdaq Listing Rules), in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the board of directors, in accordance with the Amended Memorandum and Articles. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting.

Advance notice of at least five clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our Shareholders. A quorum required for a meeting of shareholders consists of at least one holder of Shares holding not less than an aggregate of one-third of all votes attaching to all Shares in issue and entitled to vote in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.

A majority of our directors may call general meetings and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of our Company. A shareholders’ requisition is a request of one or more shareholders holding as at the date of deposit of the request in aggregate not less than ten percent of the rights to vote at such general meeting. The requisition must specify the purpose of the meeting, be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign), and be delivered in accordance with the notice provisions of the Amended Memorandum and Articles. If our directors do not within 21 clear days from the receipt of the requisition duly proceed to convene a general meeting, the requisitioners, or any of them may themselves convene a general meeting, but any meeting so convened must be called no later than three months after the expiration of the said 21 calendar day period.

Winding Up; Liquidation. If we are wound up the shareholders may, subject to the Amended Memorandum and Articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

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

Notwithstanding the above, if the Company is wound up, the entire remaining assets of the Company legally available for vesting, if any, shall be vested first, to the holders of the Series B Preferred Shares in proportion to the Series B Preferred Shares owned by them and, thereafter, any remainder shall then be vested to the holders of other Shares in proportion to the number of such shares then held by them.

Calls on Shares and Forfeiture of Shares. Subject to the terms of the allotment, our directors may from time to time make calls upon our shareholders in respect of any moneys unpaid on their shares in a notice served to such shareholders at least 14 clear days in advance specifying the time and place for payment. Any Shares that have been called upon and remain unpaid are subject to forfeiture.

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

Transfer of Shares. Provided that such transfer complies with applicable Nasdaq Listing Rules, our shareholders may freely transfer shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the Nasdaq Listing Rules or in any other form approved by our directors, executed where the shares are fully paid, by or on behalf of that shareholder; and where the shares are partly paid, by or on behalf of that shareholder and the transferee.

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

Variations of Rights of Shares. If at any time our share capital is divided into different classes of shares, unless the terms on which a class of shares was issued state otherwise, the rights attached to any such class may only be varied with: (a) the consent in writing of the holders of two-thirds of the issued shares of that class or (b) with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with them.

Inspection of Books and Records. Holders of our Shares have no general right under our Amended Memorandum and Articles to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Issuance of Additional Shares.

Our Amended Memorandum and Articles authorize our Board of Directors to issue additional Shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares.

Issuance of additional Shares may dilute the voting power of holders of Shares.

Anti-Takeover Provisions. Some provisions of our Amended Memorandum and Articles may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable. Our authorized, but unissued Shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise addition capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

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

Each Director shall hold office for the term, if any, fixed by the terms of his appointment or until his office is vacated pursuant to the Amended Memorandum and Articles.

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

From time to time the Board may appoint one or more of its body to be chairman of the Board, managing director, joint managing director or to hold any other executive office with the company for such period and upon such terms as the Board may determine, and the Board may revoke or terminate any of such appointments. The Board may also delegate any of its powers to committees consisting of such Director(s) or other person(s) as the Board thinks fit, and from time to time it may also revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed upon it by the Board.

10.C. Material Contracts

We have not entered into any material contracts other than (a) in the ordinary course of business, (b) those described in “Item 4. Information on the Company”, “Item 7. Major Shareholders and Related Party Transactions-7.B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F, and (c) those filed as exhibits in the Registration Statement on Form F-1 filed by the Company with the SEC on February 26, 2025.

10.D. Exchange Controls

The Cayman Islands and Hong Kong currently have no exchange control restrictions.

10.E. Taxation

The following are certain material tax considerations relevant to an investment in our Class A Ordinary Shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding Cayman Islands, Hong Kong, U.S. federal, state and local, and non-U.S. tax consequences of owning and disposing of our Ordinary Shares in their particular circumstances.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax, gift tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

We are a holding company incorporated in the Cayman Islands with all our operations conducted and all revenue generated by our Operating Subsidiaries in Hong Kong. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and none of our subsidiaries directly or indirectly holds any interests in any enterprises in Mainland China. We believe neither the Company, nor its subsidiaries, are subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business or operations.

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

We are a holding company incorporated in the Cayman Islands with all our operations conducted and all revenue generated by our Operating Subsidiaries in Hong Kong. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and none of our subsidiaries directly or indirectly holds any interests in any enterprises in Mainland China. We believe neither the Company, nor its subsidiaries, are subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business or operations.

Certain United States Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares. This summary applies only to U.S. Holders that hold our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	subchapter S corporations;

●	personal holding companies;

●	broker-dealers;

●	taxpayers that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	the Company’s officers or directors;

●	holders who are not U.S. Holders;

●	persons that actually or constructively own 5% or more of all classes of our stock (by vote or value); or

●	partnerships (including any entities or arrangement treated as partnerships) for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such partnerships.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

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

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any tax withheld) paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at the preferential applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our Class A Ordinary Shares will meet the conditions required for such preferential tax rate. If we are eligible for such benefits, dividends we pay on our Class A Ordinary Shares would be eligible for the preferential rates of taxation applicable to “qualified dividend income” described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares. Dividends received on our Class A Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends paid on our Class A Ordinary Shares will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their application depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for preferential rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents may be categorized as passive assets and the company’s goodwill and other unbooked intangibles may be taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

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

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

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

You should consult your tax advisors regarding how the PFIC rules could potentially apply to your investment in our Class A Ordinary Shares.

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

Backup withholding is not an additional tax. Any amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, if any, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

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

10.I. Subsidiary Information

Please see Item 4.C. “Information on the Company - Organizational structure” above.

10.J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Concentration Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents, accounts receivable, and contract assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and cash equivalents with financial institutions located in Hong Kong. As of March 31, 2026, 2025 and 2024, US$4,556,888, US$718,625, and US$323,595 were deposited with financial institutions located in Hong Kong. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of US$102,054 (HK$800,000), US$102,828 (HK$800,000) and US$63,898 (HK$500,000) as of March 31, 2026, 2025 and 2024 respectively. Otherwise, these balances are not covered by insurance. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the year ended March 31, 2026, 100% of the Company’s total revenue contributed within Hong Kong, and 64%, 34% and 2% of the Company’s total assets contributed within Hong Kong, Kazakhstan and United States, respectively; for the years ended March 31, 2025 and 2024, revenue and assets within Hong Kong contributed 100% of the Company’s total revenue.The Company has a concentration of its revenue and accounts receivable with specific customers.

During the fiscal year ended March 31, 2026, (i) there were three customers that generated income which accounted for over 10% of the total revenue generated for that year; and (ii) there was four subcontractors that accounted for over 10% of the total purchases for that year.

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

 As of March 31, 2026, (i) there were three customers which accounted for over 10% of our accounts receivable; and (ii) there were two suppliers which accounted for over 10% of the total consolidated accounts payable.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information” for a description of the rights of shareholders.

14.E. Use of Proceeds

For the period from December 31, 2024, the date that the Company’s Registration Statement on Form F-1 (File Number: 333-282720) relating to the IPO was declared effective by the SEC, to the date of this report, out of the net proceeds of approximately US$5.5 million received from the IPO, we used (i) approximately US$1.1 million for hiring additional staff; (ii) approximately US$1.1 million for acquiring machinery; (iii) approximately US$1.1 million for enhancing our brand; and (iv) approximately US$2.2 million for working capital and other general corporate purposes. There is no material change in the use of proceeds as described in the Registration Statement. We have used all of the proceeds from the IPO as of the date of this annual report.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of March 31, 2026 and March 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and interim Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2026 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting as of March 31, 2026 was effective.

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

	2025	2026
	USD	USD

Services
Audit Fees(1)	445,000	339,000
Audit-Related Fees(2)	10,000	10,000
Other Fees(3)	25,450	-
Total	480,450	349,000

(1)	Audit Fees. Audit fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual consolidated financial statements, review of the interim financial information and review of documents filed with the SEC.

(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for the assurance and related services rendered by our auditor, which were not included under Audit Fees above.

(3)	Other Fees. Other fees mean the aggregate fees incurred from professional services rendered by our auditor other than services included under Audit Fees, Audit-related Fees.

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

Item 18. Financial Statements

The consolidated financial statements are included at the end of the annual report.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on February 13, 2026)
2.1	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)
2.2*	Description of Securities
2.3	Form of Class A Ordinary Share Purchase Warrant A (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on September 2, 2025)
2.4	Form of Class A Ordinary Share Purchase Warrant B (incorporated by reference to Exhibit 4.2 to the Current Report on Form 6-K filed by the Registrant with the SEC on September 2, 2025)
2.5	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.3 to the Current Report on Form 6-K filed by the Registrant with the SEC on September 2, 2025)
2.6	Form of Class A Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on October 29, 2025)
2.7	Form of Prefunded Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 6-K filed by the Registrant with the SEC on October 29, 2025)
2.8	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.3 to the Current Report on Form 6-K filed by the Registrant with the SEC on November 3, 2025)
2.9	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on February 13, 2026)
2.10	Form of Placement Agent Warrant dated March 25, 2026 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on March 26, 2026)
2.11	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on April 10, 2026)
2.12	Form of Senior Unsecured Convertible Promissory Note (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed by the Registrant with the SEC on April 10, 2026)
4.1	Underwriting Agreement dated January 23, 2025 between the Registrant and Dominari Securities LLC, as representative of the underwriters named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on January 24, 2025)
4.2	Employment Agreement between the Registrant and Mr. Ngo Chiu, LAM, Registrant’s director, Chief Executive Officer and Chair of the Board (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)
4.3	Employment Agreement between the Registrant and Ms. Sze Man Chan, Registrant’s Interim Chief Financial Officer (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on August 11, 2026)
4.4	Form of Independent Director Agreement by and between the registrant and its Independent Director (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)
4.5	Tenancy Agreement of Office A, 15/F, Tower A, Capital Tower, No. 38 Wai Yip Street, Kowloon Bay, Hong Kong (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)
4.6	Tenancy Agreement of Private Car Parking Space No. P156 & P157 on Lower G/F, Unit 7 & 8 on 15th Floor of Tower One, Ever Gain Plaza, No. 88 Container Port Road, Kwai Chung, New Territories (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)
4.7*	Share Purchase Agreement dated November 17, 2025
4.8	Transaction Agreement dated April 30, 2026 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on April 30, 2026)
4.9	Support Agreements dated April 30, 2026 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on April 30, 2026)
4.10	Kaz Loan Agreement dated April 22, 2026 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed by the Registrant with the SEC on April 30, 2026)
4.11	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on September 2, 2025)
4.12	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed by the Registrant with the SEC on September 2, 2025)
4.13	Placement Agency Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 6-K filed by the Registrant with the SEC on September 2, 2025)

4.14	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 6-K filed by the Registrant with the SEC on September 2, 2025)
4.15	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on October 29, 2025)
4.16	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed by the Registrant with the SEC on October 29, 2025)
4.17	Placement Agency Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 6-K filed by the Registrant with the SEC on October 29, 2025)
4.18	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 6-K filed by the Registrant with the SEC on October 29, 2025)
4.19	Subscription and Unit Purchase Agreement dated October 31, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on November 6, 2025)
4.20	Executive Employment Agreement with Mr. Paul E. Mann, as Executive Chairman, dated November 5, 2025 and effective January 1, 2026 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed by the Registrant with the SEC on November 6, 2025)
4.21	Regulation D Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on February 13, 2026)
4.22	Regulation S Securities Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed by the Registrant with the SEC on February 13, 2026)
4.23	Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 6-K filed by the Registrant with the SEC on February 13, 2026)
4.24	Introducer Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 6-K filed by the Registrant with the SEC on February 13, 2026)
4.25	Placement Agency Agreement (incorporated by reference to Exhibit 10.5 to the Current Report on Form 6-K filed by the Registrant with the SEC on February 13, 2026)
4.26	Regulation D Purchase Agreement dated March 20, 2026 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on March 26, 2026)
4.27	Regulation S Purchase Agreement dated March 20, 2026 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed by the Registrant with the SEC on March 26, 2026)
4.28	Registration Rights Agreement dated March 25, 2026 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 6-K filed by the Registrant with the SEC on March 26, 2026)
4.29	Placement Agency Agreement dated March 20, 2026 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 6-K filed by the Registrant with the SEC on March 26, 2026)
4.30	Form of Senior Unsecured Convertible Note Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on April 10, 2026)
4.31	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 6-K filed by the Registrant with the SEC on April 10, 2026)
4.32	Placement Agency Agreement by and between the Company and Dominari Securities LLC dated March 31, 2026 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 6-K filed by the Registrant with the SEC on April 10, 2026)
4.33	Form of Assignment and Assumption Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on May 18, 2026)
4.34	Convertible Loan Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on June 17, 2026)
4.35	Amendment No. 1 to the Transaction Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed by the Registrant with the SEC on June 17, 2026)
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)
11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F filed by the Registrant with the SEC on August 7, 2025)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of David Fong & Co.
97	Clawback Policy (incorporated herein by reference to Exhibit 97 to the annual report on Form 20-F filed by the Registrant with the SEC on August 7, 2025)
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Skyline Builders Group Holding Limited

/s/ Ngo Chiu Lam
Ngo Chiu Lam
Chief Executive Officer

Date: August 17, 2026

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Skyline Builders Group Holding Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Skyline Builders Group Holding Limited and its subsidiaries (the “Company”) as of March 31, 2026 and 2025, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2026, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

We have served as the Company’s auditor since 2024.	/s/ SRCO, C.P.A., Professional Corporation
Amherst, NY	SRCO, C.P.A., Professional Corporation
August 17, 2026	CERTIFIED PUBLIC ACCOUNTANTS

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Consolidated Balance Sheets
As of March 31, 2026 and March 31, 2025
(Expressed in United States Dollars (“US$”))

	As of March 31,
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	4,627,050	718,625
Accounts receivable, net (Note 3)	7,465,036	10,032,305
Contract assets, current portion (Note 4)	434,603	4,636,670
Prepayments and other current assets (Note 5)	8,630,554	7,020,687
Restricted cash (Note 2)	46,267,912	—
Total current assets	67,354,993	22,408,287

Non-current assets:
Equity method investments (Note 6)	1,318,195	1,324,129
Property, plant and equipment, net (Note 7)	325,658	241,809
Finance lease right-of-use assets, net (Note 8)	6,769	87,385
Operating lease right-of-use assets, net (Note 8)	135,708	162,886
Life insurance policy, cash surrender value (Note 9)	1,448,925	1,390,388
Contract assets, net of current portion (Note 4)	1,825,986	1,029,078
Deposits for acquisition of plant and equipment (Note 5)	1,770,959	1,784,389
Other investment (Note 6)	46,161,262	—
Deferred tax assets (Note 12)	1,412,011	65,241
Total non-current assets	54,405,473	6,085,305

TOTAL ASSETS	$121,760,466	28,493,592

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts (Note 11)	201,671	—
Accounts payable	1,935,086	1,797,735
Contract liabilities (Note 4)	752,186	2,322,911
Bank and other borrowings (Note 11)	11,982,316	12,044,435
Finance lease liabilities (Note 8)	—	56,795
Operating lease liabilities, current portion (Note 8)	76,271	115,372
Due to related parties (Note 13)	4,186,846	1,360,024
Accrued expenses and other current liabilities (Note 10)	2,962,366	1,770,319
Income tax payable (Note 12)	413,940	372,816
Total current liabilities	22,510,682	19,840,407

Non-current liabilities:
Convertible notes (Note 16)	19,567,461	—
Operating lease liabilities, net of current portion (Note 8)	52,411	26,700
Other long-term liabilities, net of current portion (Note 15)	11,055	34,362
Total non-current liabilities	19,630,927	61,062

TOTAL LIABILITIES	42,141,609	19,901,469

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Consolidated Balance Sheets — (continued)
As of March 31, 2026 and March 31, 2025
(Expressed in United States Dollars (“US$”))

	As of March 31,
	2026	2025
SHAREHOLDERS’ EQUITY
Preferred Shares - series A, $0.00001 par value, 950,000,000 shares authorized; 47,326,026 and 0 shares issued and outstanding as of March 31, 2026 and 2025, respectively; no stated liquidation preference as of March 31, 2026 (Note 14)	473	—
Preferred Shares - series B, $0.00001 par value, 60,000,000 and 0 shares authorized; 6,442 and 0 shares issued and outstanding as of March 31, 2026 and 2025, respectively; no stated liquidation preference as of March 31, 2026 (Note 14)	—	—
Class A Ordinary shares, 4,000,000,000 shares (March 31, 2025: 4,950,000,000 shares) authorized, par value US$0.00001 each, 15,486,491 and 28,230,000 Class A ordinary shares issued and outstanding as of March 31, 2026 and 2025, respectively (Note 14)	155	282
Class B Ordinary shares, 50,000,000 shares authorized, par value US$0.00001 each, 1,995,000 Class B ordinary shares issued and outstanding as of March 31, 2026 and 2025 (Note 14)	20	20

Class A Ordinary Shares to be issued (Note 14)	2,235,000	—
Additional paid-in capital (Note 14)	82,343,289	5,764,699
(Accumulated losses) retained earnings	(4,708,368)	2,821,784
Accumulated other comprehensive (loss) income	(251,239)	5,338
Total shareholders’ equity	79,618,857	8,592,123
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$121,760,466	28,493,592

Commitments (Note 18)
Contingencies (Note 18)
Subsequent Events (Note 20)

See accompanying notes to consolidated financial statements.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Operations and Comprehensive Income
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

	Years Ended March 31,
	2026	2025	2024
Revenues (Note 13(e))	$50,111,828	$46,009,519	$48,821,619
Cost of revenue	(46,817,877)	(43,090,207)	(45,928,093)
Gross profit	3,293,951	2,919,312	2,893,526

Operating expenses:
General and administrative expenses	(7,181,105)	(1,360,051)	(1,040,245)
Allowance for expected credit losses	(8,196,074)	(5,315)	(197,527)
Total operating expenses	(15,377,179)	(1,365,366)	(1,237,772)

(Loss)/Income from operations	(12,083,228)	1,553,946	1,655,754

Other (expense)/income
Interest expense	(771,946)	(891,379)	(733,220)
Change in fair value of derivative liabilities (Note 16)	(3,648,265)	-	-
Change in fair value of other investments (Note 6)	23,437,041	-	-
Other income, net (Note 13(e))	949,592	238,677	191,892
Total other income/(expense), net	19,966,422	(652,702)	(541,328)

Income before income taxes and equity in net income of affiliates	7,883,194	901,244	1,114,426

Income tax credit (expense) (Note 12)	1,176,560	(179,325)	(150,734)
Income before equity in net income of affiliates	9,059,754	721,919	963,692

Equity in net income/(losses) of affiliates (Note 6)	4,048	5,528	(33,780)

Net income	$9,063,802	$727,447	$929,912
Other comprehensive (loss) / income
Foreign currency translation adjustment	(256,577)	15,599	9,138
Comprehensive (loss) / income	$(7,786,729)	$743,046	$939,050

Net income	$9,063,802	$727,447	$929,912
Deemed dividend distribution on Series A preferred shares through additional paid-in capital	(16,593,954)	-	-

Net (loss)/income attributable to common stockholders	$(7,530,152)	$727,447	$929,912

Earnings per share – Basic	$(0.184)	0.025	0.033
Earnings per share – Diluted	$(0.184)	$0.025	$0.033
Weighted average shares outstanding – Basic	40,935,899	28,812,740	28,500,000
Weighted average shares outstanding – Diluted	40,935,899	28,812,740	28,500,000

See accompanying notes to consolidated financial statements.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Shareholders’ Equity
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

	Class A Ordinary Shares		Class B Ordinary Shares		Series A Preferred Shares		Series B Preferred Shares		Class A Shares to be issued		Additional paid-in	Accumulated other comprehensive (loss)	(Accumulated losses) retained
	No. of shares	$	No. of shares	$	No. of shares	$	No. of shares	$	No. of shares	$	capital $	income $	earnings $	Total $
Balance as of March 31, 2023	26,505,000	265	1,995,000	20	—	—	—	—	—	—	957,394	(19,399)	1,713,946	2,652,226
Net income	—	—	—	—	—	—	—	—	—	—	—	—	929,912	929,912
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	9,138	—	9,138
Dividend declared (Note 14)	—	—	—	—	—	—	—	—	—	—	—	—	(549,521)	(549,521)
Balance as of March 31, 2024	26,505,000	265	1,995,000	20	—	—	—	—	—	—	957,394	$(10,261)	2,094,337	3,041,755
Net income	—	—	—	—	—	—	—	—	—	—	—	—	727,447	727,447
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	15,599	—	15,599
Issue of shares pursuant to IPO, net of offering costs (Note 14)	1,725,000	17	—	—	—	—	—	—	—	—	4,807,305	—	—	4,807,322
Balance as of March 31, 2025	28,230,000	282	1,995,000	20	—	—	—	—	—	—	5,764,699	5,338	2,821,784	8,592,123
Net income	—	—	—	—	—	—	—	—	—	—	—	—	9,063,802	9,063,802
Share retirement	(18,500,000)	(185)	—	—	—	—	—	—	—	—	(6,999,815)	—	—	(7,000,000)
Issue of ordinary shares through private placement, net of issuance costs	2,086,586	21	—	—	—	—	—	—	—	—	36,827,179	—	—	36,827,200
Issue of Series A preferred shares through warrants exchange, net of issuance cost	—	—	—	—	47,326,026	473	—	—	—	—	16,593,481	—	(16,593,954)	—
Issue of Series B preferred shares through private placement, net of issuance costs	—	—	—	—	—	—	6,442	—	—	—	28,733,650	—	—	28,733,650
Issue of warrants pursuant to convertible notes financing	—	—	—	—	—	—	—	—	—	—	1,423,654	—	—	1,423,654
Issuance of shares for service	—	—	—	—	—	—			750,000	2,235,000	—	—	—	2,235,000
Issuance of shares pursuant to warrant exercise	3,669,905	37	—	—	—	—	—	—	—	—	(32)	—	—	5
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(256,577)	—	(256,577)
Balance as of March 31, 2026	15,486,491	155	1,995,000	20	47,326,026	473	6,442	—	750,000	2,235,000	82,343,289	(251,239)	(4,708,368)	79,618,857

See accompanying notes to consolidated financial statements.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Year Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

	Years Ended March 31,
	2026	2025	2024
Cash flows from operating activities:
Net income	9,063,802	727,447	929,912
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	370,001	802,930	1,122,490
(Gain)/loss on disposal of property, plant and equipment	—	(9,950)	2,555
Allowance for/(reversal) of expected credit losses	8,196,074	5,315	197,527
Change in cash surrender of life insurance policy	(69,272)	(8,186)	(13,626)
Equity in net (profit) of affiliates	(4,048)	(5,528)	33,780
Deferred income taxes	(1,352,524)	(51,267)	(116,475)
Change in fair value of investments	(23,437,041)	—	—
Loss and fair value change related to derivative liabilities	3,648,265	—	—
Share-based compensation expenses	2,243,730	—	—
Gain on acquisition of subsidiary	(2,223)	—	—
Change in operating assets and liabilities:
Accounts receivable	(5,728,964)	(2,220,351)	(1,794,055)
Contract assets	3,410,033	485,554	(5,048,269)
Prepayments and other current assets	(1,668,171)	(3,736,545)	467,095
Income tax payable	41,124	53,494	404,508
Accounts payable	151,471	(245,877)	324,198
Contract liabilities	(1,559,309)	1,170,396	217,410
Accrued expenses and other current liabilities	1,199,961	311,462	(417,736)
Operating lease liabilities	(159,388)	(283,956)	(387,848)
Due to related parties	2,848,139	85,143	(2,446,978)
Other long-term liabilities	(27,996)	(86,072)	17,680
Net cash used in operating activities	(2,845,336)	(3,005,991)	(6,507,832)

Cash flows from investing activities:
Proceeds on disposal of life insurance policy	—	159,251	—
Sales proceeds from disposal of property, plant and equipment	1,643	10,164	—
Deposits paid for acquisition of plant and equipment	—	(1,781,573)	—
Purchase of other investment	(23,000,000)	—	—
Cash received for acquisition of businesses, net of cash paid	1,763	—	—
Purchase of property, plant and equipment	(205,878)	—	(59,717)
Net cash used in investing activities	(23,202,472)	(1,612,158)	(59,717)

Cash flows from financing activities:
Advanced to a director	—	(115,359)	—
Repayment of bank and other borrowings	(42,077,767)	(41,641,140)	(37,281,541)
Proceeds from bank and other borrowings	42,106,410	42,102,242	42,901,267
Proceeds from bank overdrafts	202,459	—	—
Repayment of bank overdrafts	—	—	(74,639)
Repayment of finance lease liabilities	(58,322)	(141,913)	(221,255)
Proceeds from issuance of Class A ordinary shares through private placement	41,660,000	—	—
Issuance cost paid pursuant to issuance of Class A ordinary shares	(4,832,800)	—	—
Payment pursuant to Class A shares retirement	(7,000,000)	—	—
Proceeds from issuance of Series B preferred shares	32,190,000	—	—
Issuance cost paid pursuant to issuance of Series B preferred shares	(3,456,350)	—	—
Proceeds from issuance of convertible notes	19,575,000	—	—
Issuance cost paid pursuant to issuance of convertible notes	(2,232,150)	—	—
Proceeds from issuance of shares pursuant to IPO	—	6,900,017	—
Payment for offering costs related to IPO	—	(2,092,695)	—
Net cash provided by financing activities	76,076,480	5,011,152	5,323,832

Effect of exchange rate changes	68,503	2,027	5,083

Net change in cash, cash equivalents and restricted cash	50,106,175	395,030	(1,238,634)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	718,625	323,595	1,562,229

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT THE END OF THE YEAR	50,824,800	718,625	323,595

Supplemental disclosure of cash flow information:
Interest paid	(771,946)	(891,379)	(733,220)
Income taxes (paid)/refund	(143,336)	(177,098)	135,417

Non-Cash Transactions:
Proceeds on disposal of life insurance policy in exchange for repayment of bank borrowings	—	271,586	—
Bank loans assumed on behalf of a related company (Note 13g)	—	851,718	—
Right of use assets obtained in exchange for new operating lease liabilities	119,007	—	—
Deemed dividends distribution on Series A preferred shares through additional paid-in capital	16,593,954	—	—

Reconciliation of cash, cash equivalents, and restricted cash
Cash and cash equivalents	4,627,050	718,625	323,595
Restricted cash	46,267,912	—	—

See accompanying notes to consolidated financial statements.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

1. Organization and Business Description

Organization and Nature of Operations

Skyline Builders Group Holding Limited (“Skyline Group”) was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on June 25, 2024. It is a holding company with no business operation.

The Company conducts its primary operations through its indirectly wholly-owned subsidiary, Kin Chiu Engineering Limited (“Kin Chiu”) and Kin Chiu Development Company Limited (“Kin Chiu Development”) which is incorporated and domiciled in Hong Kong SAR; Kin Chiu and Kin Chiu Development principally engage in public civil engineering works, such as road and drainage works, in Hong Kong. It is the wholly-owned subsidiary of Skyline Builders (BVI) Holding Limited which was incorporated and is domiciled in British Virgin Islands (collectively, the “Company”).

Global Critical Minerals LLC (“GCM LLC”) was incorporated in the Delaware, United States of America with limited liability on March 13, 2026, as a wholly-owned subsidiary of the Company. GCM LLC is an investment holding company with no business operation.

The accompanying consolidated financial statements reflect the activities of the Company and the following entities:

Parent and subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Skyline Group	June 25, 2024	Cayman Islands	Parent	Investment holding
Skyline Builders (BVI) Holding Limited	June 27, 2024	British Virgin Islands	100%	Investment holding
Kin Chiu	April 24, 2012	Hong Kong	100%	Undertaking civil engineering works
Kin Chiu Development*	April 10, 2021	Hong Kong	100%	Undertaking civil engineering works
GCM LLC	March 13, 2026	United States of America	100%	Investment holding

*	Acquired on November 17, 2025 (Note 17)

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
For the Years Ended March 31, 2026, 2025 and 2024
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

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the expected credit loss provision, the determination of the useful lives of property, plant and equipment, impairment of long-lived assets, allowance for deferred tax assets, uncertain tax position, revenue recognition and contingencies. Actual results could differ from those estimates. The Company evaluates these estimates on an ongoing basis and revises estimates as circumstances change. The Company bases its estimates on historical experience, anticipated results, trends, and other various assumptions that it believes are reasonable.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Foreign Currency Translation and transaction

The Company’s principal country of operations is Hong Kong. The consolidated financial position and results of its operations are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency of Skyline Group, Skyline Builders (BVI) Holding Limited, Kin Chiu and Kin Chiu Development. The Company’s consolidated financial statements are reported using the U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the consolidated balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive (loss) income included in consolidated statements of shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of operations and comprehensive income.

The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	2026	2025
Year-end spot rate	$1 = HK$7.8390	$1 = HK$7.7800
Average rate	$1 = HK$7.8085	$1 = HK$7.7923

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, restricted cash, accounts receivable - net, other current assets, accounts payable, bank and other borrowings, convertible notes, finance lease liabilities, current portion, operating lease liabilities, current portion, due to related parties and accrued expenses and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

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

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The carrying amounts of the Company’s cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable, bank and other borrowings, convertible notes, due to related parties and accrued expenses and other current liabilities approximated their fair values as of March 31, 2026, 2025 and 2024 due to their short-term nature.

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
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Other investments are classified as Level 3. The Company holds equity investments in limited liability companies. The Company initially measured the investments at cost in October 2025 and November 2025. During the period from December 2025 to March 2026, the investee, Kaz Resources LLC, completed financings with unrelated third-party investors. The transaction represented an observable price change for an identical or other similar equity security held by The Company. Accordingly, The Company remeasured the investment to fair value and recorded an unrealized gain of $23.6 million within other income (expense). The resulting carrying value of these investments are $43.4 million and $3 million as of March 31, 2026, respectively. Because the valuation incorporates significant unobservable inputs, the investments are classified as a Level 3 fair value measurement.

The Company’s convertible notes are measured as a Level 3 fair value and was $19.5 million as at March 31, 2026.

The following table presents assets and liabilities measured at fair value on a recurring basis, by level within the fair value hierarchy:

As of March 31, 2026	Level 1	Level 2	Level 3	Total
Life insurance policy, CSV	$—	$1,448,925	$—	$1,448,925
Convertible notes (liability)	—	—	(19,567,461)	(19,567,461)

As of March 31, 2025	Level 1	Level 2	Level 3	Total
Life insurance policy, CSV	$—	$1,390,388	$—	$1,390,388

The following table presents assets and liabilities measured at fair value on a non-recurring basis, by level within the fair value hierarchy:

As of March 31, 2026	Level 1	Level 2	Level 3	Total
Other investments	—	—	$46,161,262	$46,161,262

Other investments are accounted for under the measurement alternative in ASC 321 and are not remeasured to fair value on a recurring basis. The carrying value is adjusted only when the Company identifies an observable price change in an orderly transaction for an identical or similar investment of the same issuer, or when an impairment indicator exists. Accordingly, these investments are classified as a nonrecurring fair value measurement for purposes of the disclosure.

No transfers between levels occurred during the years ended March 31, 2026 and 2025.

The following table presents a reconciliation of the Company's Level 3 assets and liabilities:

	Other investments	Convertible notes
Beginning balance	$—	$—
Additions / issuances	23,000,000	(19,575,000)
Gains (losses) included in earnings	23,437,041	7,539
Foreign currency translation	(275,779)	—
Ending balance	$46,161,262	$(19,567,461)

Transaction costs and the fair value of the Placement Agent Warrants issued in connection with the Convertible Notes, totaling $3,655,804, are not included in the reconciliation above, as these amounts were recognized in the statement of operations rather than capitalized into the carrying value of the liability.

The following table presents the valuation technique and significant unobservable inputs used for Level 3 measurements:

Instrument	Valuation technique	Significant unobservable inputs
Other investments	Observable transaction price	Transaction price of recent third-party financing round
Convertible notes	Binomial lattice model	Discount rate of 13.4% (CCC-rated yield index); volatility of 40.0%; calibration discount of 30.9%

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Other investments

The Group’s other investments include equity securities without readily determinable fair values.

The Group elects measurement alternative to the fair value measurement for the equity securities without readily determinable fair values, under which these investments are measured at cost, less impairment, plus or minus observable price changes of an identical or similar investment of the same issuer with the fair value change recorded in the consolidated statements of operations.

The Group reviews its equity securities without readily determinable fair value for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss equal to the difference between the carrying value and the fair value in the consolidated statements of operations.

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

The Company also holds investments in equity securities without readily determinable fair values. These investments are accounted for under the measurement alternative in accordance with ASC 321, Investments - Equity Securities (“ASC 321”), which allows the Company to record the investments at cost, less impairments, plus or minus observable price changes in orderly transactions for the identical or similar investment. The Company’s investments recorded at cost include investment in Reemag LLC (“Reemag”) and Kaz Resources, LLC (“Kaz”), a company in the critical minerals space.

If the Company determines that an impairment is other-than-temporary, it recognizes a loss equal to the difference between the investment’s carrying amount and its fair value. Equity method investments and investments at cost are included in “Equity method investments” and “Other investments,” respectively, on the consolidated balance sheet.

Business Combinations and asset acquisition

The Company accounts for business combinations under ASC 805, Business Combinations, applying the acquisition method when the assets acquired and liabilities assumed meet the definition of a business. When a transaction results in the acquisition of a set of assets and activities that does not meet the definition of a business, the Company accounts for the transaction as an asset acquisition or, where the acquiree is a variable interest entity (“VIE”) for which the Company is the primary beneficiary, in accordance with ASC 810-10-30-3. In such cases, the acquired assets and assumed liabilities are recognized and measured at fair value using the guidance in ASC 805-20 (excluding goodwill), with any difference between the fair value of consideration transferred and the fair value of net assets acquired recognized as a gain or loss in the consolidated statement of operations. The Company consolidates entities in which it holds a controlling financial interest, including VIEs for which it is determined to be the primary beneficiary based on the power to direct the entity’s most significant activities and the obligation to absorb losses or right to receive benefits that could be significant to the VIE.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Cash and cash equivalents

All highly liquid instruments with original maturities of three months or less are prepared on the consolidated financial statements as cash equivalents. The Company maintains a centralized cash management system whereby our excess cash balances are invested in high quality short-term money market instruments, which are considered cash equivalents. The cash balances are maintained in certain Hong Kong based domestic bank accounts that exceed federally insured limits. As of March 31, 2026 and 2025, the cash equivalents amounted to US$4,627,050 and US$718,625, respectively.

Restricted Cash

The Company maintains escrow accounts in connection with private placements of its securities. Investor proceeds held in these accounts are unavailable for general corporate purposes and may not be released unilaterally by the Company; disbursement requires joint written instructions from the Company and the applicable placement agent confirming that closing conditions have been satisfied. If an offering is terminated or a subscription is rejected, the related proceeds are returned to investors without interest.

The escrow arrangements comprise an August 2025 agreement (offering of up to US$18,775,000); an October 2025 agreement; and a February 2026 agreement (offering of up to US$75,000,000), as amended to extend the escrow period through April 13, 2026 and add convertible note offerings of up to US$20,175,000 and US$23,100,000. None specify a minimum offering amount or financial maintenance covenants. Disbursement from escrow requires joint written instructions from the Company and the applicable placement agent, and the escrowed proceeds are returned to the applicable investors if the underlying offering does not close. As of report date, the restricted cash balance remains subject to the escrow arrangements pending satisfaction of the applicable closing conditions.

As of March 31, 2026 and 2025, restricted cash was US$46,197,750 and US$nil, respectively, classified as current based on the expected timing of release or refund.

Accounts Receivable, net

Accounts receivable is recognized and carried at original invoiced amount net of expected losses.

The Company established the provision at differing rates and are based upon the age of the trade receivable, the Company’s historical collection experience in each customer and management’s best estimate of specific losses on individual exposures, where appropriate. Specific customer provisions are made when a review of significant outstanding amounts, utilizing information about customer creditworthiness and current economic trends, indicates that collection is doubtful. As of March 31, 2026 and 2025, there were US$456,077 and US$303,925 allowances for expected losses recognized related to accounts receivable, respectively.

Prepayments

Prepayments represent advance payments made to the service providers for future services. Prepayments are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the realizability of the prepayments becomes doubtful. As of March 31, 2026 and 2025, there was nil allowance recorded as the Company considers all of the prepayments recoverable.

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
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Property, plant and Equipment, net

Property, plant and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Furniture and fixtures	4 – 5 years
Machineries	4 – 10 years
Motor vehicles	5 years
Leasehold improvements	Shorter of the lease terms or useful life

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

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets, such as property, plant and equipment and right-of-use assets, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the years ended March 31, 2026, 2025 and 2024.

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

When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company must discount lease payments based on an estimate of its incremental borrowing rate of 5.88% (2025: 5.88%).

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Right-of-use Assets

The Company’s right-of-use assets consist of leased assets recognized in accordance with ASC 842, Leases, which requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liability represents the Company’s obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. Leases with a lease term of 12 months or less at inception are not recorded on the consolidated balance sheet and are expensed on a straight-line basis over the lease term in the consolidated statements of operations and comprehensive income. The Company determines the lease term by agreement with lessor. In cases where the lease does not provide an implicit interest rate, the Company uses the Company’s incremental borrowing rate based on the information available at commencement date in determining the present value of future payments.

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
For the Years Ended March 31, 2026, 2025 and 2024
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

Based on the Company’s historical warranty experience and the limited warranty period offered, management concluded that the warranty obligation is not significant. The typical contract length of the Company entered from the date of original contract ranges from 21 months to 96 months (2025: 3 months to 73 months).

Contracted but not yet recognized revenue was approximately US$47,487,628 and US$56,361,136 as of March 31, 2026 and 2025, respectively.

The transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at March 31, 2026 and 2025 and the expected timing of recognizing revenue are as follows:

	2026	2025
Within one year	$40,959,513	$37,935,694
More than one year but not more than two years	5,161,135	15,308,438
More than two years	1,366,980	3,117,004
	$47,487,628	$56,361,136

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
For the Years Ended March 31, 2026, 2025 and 2024
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

The Company’s contract assets are converted to account receivables on an ongoing basis, upon being certified by independent surveyor’s appointed by customers.

Retention receivables, included in contract assets, represent the amounts withheld from billings pursuant to provisions in the contracts and may not be paid until the completion of specific tasks or the completion of the project. Retention receivables may also be subject to restrictive conditions such as performance guarantees.

A contract liability represents the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Cost of Revenue

The Company’s cost of revenue is primarily comprised of the subcontracting costs, materials costs and staff costs. These costs are expensed as incurred.

Employee Benefit Plan

Employees of the Company located in Hong Kong participate in a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment.

Net periodic pension cost includes service cost, interest cost, expected return on plan assets, amortization of prior service cost, and actuarial gains or losses. Service cost is presented in operating expenses, while other components are included in other income (expense) (Note 15).

Assumptions used in the measurement of pension obligations include discount rates, expected return on plan assets, and rate of compensation increases. These assumptions are reviewed annually and updated as appropriate. Changes in estimates are accounted for prospectively in accordance with ASC 250. The present value of the defined benefit obligation, the related current service cost, and past service cost are determined annually by an independent qualified actuary.

The principal employee’s retirement scheme is under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of HK$30,000 (US$3,844). The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. Total expenses for the plan were US$156,112, US$279,926 and US$415,011 for the years ended March 31, 2026, 2025 and 2024, respectively.

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

The Company believes there were no uncertain tax positions at March 31, 2026 and March 31, 2025, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Earnings Per Share

The Company has two classes of ordinary shares authorized: Class A Ordinary Shares and Class B Ordinary Shares. The rights of the holders of Class A and Class B Ordinary Shares are identical, except with respect to voting rights. Each share of Class A Ordinary Shares is entitled to one vote per share and each share of Class B Ordinary Shares is entitled to twenty votes per share. Because Class A Ordinary Shares and Class B Ordinary Shares have the same rights to dividends and undistributed earnings, the Company allocates undistributed earnings attributable to ordinary shares between the ordinary stock classes on a one-to-one basis when computing earnings per share. As a result, basic and diluted earnings per share of Class A Ordinary Shares and per share of Class B Ordinary Share are equivalent.

The Company applies the guidance in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 260-10 which provides for calculation of “basic” and “diluted” earnings per share. Basic earnings per share of common stock is calculated by dividing net income dividing net income or loss attributable to ordinary shareholders by the weighted average number of shares of ordinary shares outstanding during the period. Net income or loss attributable to ordinary shareholders reflects adjustments for deemed dividends, when applicable. During the year ended March 31, 2026, the Company recognized a deemed dividend of $16,593,954 related to the issuance of Series A Preferred Shares in exchange for certain warrants (see Note 14).(see Note 14). Pre-funded warrants are included in the weighted-average number of shares outstanding used to calculate basic and diluted earnings per share because their exercise price is nominal and there are no substantive conditions that must be satisfied prior to their exercise.

Diluted earnings or earnings per share of ordinary shares is computed similarly to basic earnings per share except that the numerator and denominator are adjusted to reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised, converted, or settled in ordinary shares. The Company's potentially dilutive securities include warrants, convertible promissory notes, convertible preferred stock and shares issuable under outstanding arrangements. Warrants and shares issuable are evaluated using the treasury stock method, while convertible promissory notes and convertible preferred shares are evaluated using the if-converted method. Under the if-converted method, the calculation assumes the conversion of the instruments at the beginning of the period (or issuance date, if later), with corresponding adjustments made to the numerator for any resulting changes to income (loss) attributable to ordinary shareholders. For the periods presented, the assumed exercise, conversion, or issuance of the Company's potentially dilutive securities, including the related numerator adjustments, would have been anti-dilutive. Accordingly, such securities were excluded from the calculation of diluted earnings per share.

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive (loss) income. Other comprehensive (loss) income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive (loss) income consists of foreign currency translation adjustment resulting from the Company translating its consolidated financial statements from functional currency into reporting currency.

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
For the Years Ended March 31, 2026, 2025 and 2024
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

Financial Instruments Risks

Currency Risk

The Group’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents and accounts receivable. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and cash equivalents with financial institutions located in Hong Kong. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of US$102,054 (HK$800,000), US$102,828 (HK$800,000) and US$63,898 (HK$500,000) as of March 31, 2026, 2025 and 2024 respectively. In contrast, balances of US$4,380,654, US$615,797 and US$257,219 as of March 31, 2026, 2025 and 2024, respectively, were not covered by insurance. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

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

For the year ended March 31, 2026 100% of the Company’s total revenue contributed within Hong Kong , and 64%, 34% and 2% of the Company’s total assets contributed within Hong Kong , Kazakhstan and United States, respectively; for the years ended March 31, 2025 and 2024, revenue and assets within Hong Kong contributed 100% of the Company’s total revenue. The Company has a concentration of its revenue and accounts receivable with specific customers.

For the year ended March 31, 2026, three customers accounted for approximately 36.8%, 18.9% and 16.3% of the Company’s total revenue. For the year ended March 31, 2025, five customers accounted for approximately 31.1%, 18.6%, 12.0%, 10.8% and 10.2% of the Company’s total revenue. For the year ended March 31, 2024, four customers accounted for approximately 33.4%, 14.7%, 14.1% and 13.9% of the Company’s total revenue.

As of March 31, 2026, three customers’ accounts receivable accounted for 31.8%, 28.8% and 15.5% of the total accounts receivable, net. As of March 31, 2025, five customers’ accounts receivable accounted for 27.7%, 19.9%, 17.0%, 13.6% and 12.8% of the total accounts receivable, net.

As of March 31, 2026, two customers’ contract assets accounted for 62.1% and 16.7% of the total contract assets, net. As of March 31, 2025, five customers’ contract assets accounted for 21.3%, 18.5%, 14.9%, 12.5% and 10.1% of the total contract assets, net.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

For the year ended March 31, 2026, four suppliers accounted for approximately 45.6%, 13.9%, 11.8% and 11.1% of the Company’s total cost of revenue. For the year ended March 31, 2025, three suppliers accounted for approximately 31.8%, 16.8% and 11.1% of the Company’s total cost of revenue. For the year ended March 31, 2024, two suppliers accounted for approximately 38.1% and 12.6% of the Company’s total cost of revenue.

As of March 31, 2026, two suppliers’ accounts payable accounted for approximately 42.3% and 13.4% of the total accounts payable. As of March 31, 2025, two supplier’s accounts payable accounted for approximately 31.7% and 14.3% of the total accounts payable.

Interest rate risk

The following table details the interest rate profile of the Company’s borrowings of March 31, 2026 and 2025:

	2026	2025
Fixed rate borrowings:
Bank and other borrowings	$892,972	$514,138
Finance lease liabilities, current	—	56,795
Convertible notes	19,567,461	—

Floating rate borrowings:
Bank overdrafts	201,671	—
Bank and other borrowings	11,089,344	11,530,297

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate on floating rate bank borrowings and bank overdrafts. The Company has not used any derivative financial instruments to manage the interest rate exposure.

At March 31, 2026 and 2025, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Company’s profit after tax by US$94,280 and US$96,278 respectively.

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
For the Years Ended March 31, 2026, 2025 and 2024
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

Convertible notes

The Company accounts for its convertible notes under ASC 480, Distinguishing Liabilities from Equity. Where the Company elects the fair value option under ASC 825-10, Financial Instruments, convertible notes are recognized at fair value on the date of issuance and are not separately assessed for bifurcation of embedded features, consistent with ASC 815-15-25. Transaction costs and other costs directly attributable to issuance, including the grant-date fair value of any warrants issued to placement agents in connection with the notes, are expensed immediately in the consolidated statement of operations rather than deferred, consistent with ASC 825-10-25. The notes are remeasured to fair value at each reporting date, with changes in fair value recognized in earnings, using a binomial lattice or other appropriate option-pricing model and significant unobservable inputs, classified within Level 3 of the fair value hierarchy established by ASC 820, Fair Value Measurement.

Equity Instruments — Common and Preferred Shares, and Warrants

The Company classifies its Class A Ordinary Shares, Series A Ordinary Shares, and Series B Preferred Shares as permanent equity when such instruments do not contain features requiring or permitting redemption at the option of the holder, upon an event outside the Company’s control, or otherwise, in accordance with ASC 480. Conversion features embedded within preferred shares are evaluated under ASC 815-15; features that are indexed to the Company’s own stock and would qualify for equity classification if freestanding are not bifurcated as separate embedded derivatives, pursuant to the scope exception in ASC 815.

Warrants issued by the Company, including pre-funded warrants, investor warrants, and placement agent warrants, are evaluated under ASC 480 and ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity, to determine liability or equity classification. Warrants that are not mandatorily redeemable, do not obligate the Company to repurchase its own shares, and are indexed to the Company’s own stock are classified as equity, and are not subsequently remeasured. The Company has concluded that a standard exercise price reset (down-round protection) feature, by itself, does not preclude equity classification, consistent with ASC 815-40.

When multiple equity-classified instruments are issued together for a single, non-allocated purchase price, the Company allocates gross proceeds among the individual components on a relative fair value basis, with the fair value of each component estimated as of the issuance date using an option-pricing model (e.g., Black-Scholes), classified as a Level 3 fair value measurement under ASC 820 due to the use of significant unobservable inputs, including expected volatility. Issuance costs, including cash costs and the grant-date fair value of placement agent warrants, are charged against gross proceeds as a reduction of equity and allocated to the individual equity components on the same relative fair value basis, with no net effect on total shareholders’ equity from the issuance of placement agent warrants. Issuance costs allocated to liability-classified instruments (e.g., convertible notes measured under the fair value option) are expensed as incurred rather than netted against the related instrument.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Warrant Exchanges

The Company evaluates exchanges or modifications of its warrants under ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity. Where warrants that are equity-classified both immediately before and immediately after an exchange are exchanged for new equity instruments, the Company measures the accounting effect as the excess, if any, of the fair value of the instruments received over the fair value of the instruments surrendered, both estimated using an appropriate option-pricing model. Where the exchange does not involve the receipt of goods or services from the holder, is not undertaken in connection with a new financing, and does not involve a modification of an employee or director award, any such excess is recognized as a deemed dividend, recorded as a reduction of retained earnings (or additional paid-in capital, if retained earnings is insufficient) with a corresponding increase to additional paid-in capital.

Shares Retirement

The Company accounts for the retirement of its own shares under ASC 505-30, Treasury Stock. Pursuant to its elected accounting policy, the excess of the repurchase price over the par value of retired shares is recorded entirely as a reduction of additional paid-in capital, to the extent additional paid-in capital does not become negative; any remaining excess would be charged to retained earnings.

Share-Based Compensation

The Company accounts for share-based awards granted to employees and directors under ASC 718, Compensation — Stock Compensation. Awards are measured at fair value on the grant date, generally based on the market price of the Company’s Class A Ordinary Shares, and compensation cost is recognized over the requisite service period, typically on a straight-line basis over the vesting term. For awards that vest based solely on service conditions, compensation cost for each tranche is recognized as the shares vest.

Recently Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements We are currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In December 2024, the FASB issued ASU 2024-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures (“ASU 2024-09”) to provide disaggregated income tax disclosures on rate reconciliation and income taxes paid. The Company is required to adopt the guidance in the fourth quarter of fiscal 2026, though early adoption is permitted. The Company is currently evaluating the impact of this amendment on its consolidated financial statements.

In January 2025, the Financial Accounting Standards Board (“FASB”) updated 2025-01: Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. Public business entities must adopt the guidance in Update 2024-03 for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The update clarifies that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company is evaluating the impact the updated guidance will have on its combined financial statements and disclosures.

In March 2025, the FASB issued ASU 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810)” (“ASU 2025-03”). The amendments in this Update require an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a variable interest entity (VIE) that meets the definition of a business to consider the factors in paragraphs 805-10-55-12 through 55-15 to determine which entity is the accounting acquirer. The amendments in this Update differ from current GAAP because, for certain transactions, they replace the requirement that the primary beneficiary always is the acquirer with an assessment that requires an entity to consider the factors to determine which entity is the accounting acquirer. The amendments in this Update enhance the comparability of financial statements across entities engaging in acquisition transactions effected primarily by exchanging equity interests when the legal acquiree meets the definition of a business. Specifically, under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments in this Update do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. Management is currently evaluating the standard to determine the impact of adoption on its consolidated financial statements and disclosures.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. This standard introduces a practical expedient that companies can choose to apply when determining allowances for credit losses. Specifically, it permits companies to assume that the current conditions as of the balance sheet remain unchanged throughout the remaining life of the asset. The amendment is effective for annual reporting periods beginning after December 15, 2025, and requires prospective application. The Group is assessing the impact of adoption of the ASU on the consolidated financial statements. The Group does not expect the adoption of the ASU to have a material impact on the consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This update improves U.S. GAAP by establishing authoritative guidance on the accounting for government grants received by business entities. For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. The Company is currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (“ASU 2025-11”), which clarifies the application of interim reporting guidance and improves the organization’s required interim disclosures. The standard is effective for interim reporting periods beginning after December 15, 2027 for public business entities. Early adoption is permitted. The Company is evaluating the effect of adopting ASU 2025-11.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated balance sheets, statements of operations and comprehensive income and cash flows.

3. Accounts Receivable, net

Our accounts receivable balance primarily includes balances from construction customers. The allowance for credit losses is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance for credit losses based primarily on current trends and estimates. The Company provided for a percentage of trade receivable balance based on collection history and current economic trends that the Company expects will impact the level of credit losses over the life of the receivables. These reserves are re-evaluated on a regular basis and adjusted as needed. Once a receivable is deemed to be uncollectable, such balance is charged against the provision. The Company assesses expected credit losses for two portfolio segments: (i) receivables individually assessed for counterparties with identified credit risk indicators, and (ii) receivables collectively assessed based on historical loss experience adjusted for current conditions and reasonable and supportable forecasts. The increase in the allowance for credit losses during the year ended March 31, 2026 was primarily attributable to the individual assessment of specific customer balances with identified credit deterioration during the year.

Accounts receivable, net consisted of the following:

	2026	2025
Accounts receivable (note a)	$15,965,110	$10,336,230
Less: allowance for credit losses (note b)	(8,500,074)	(303,925)
Accounts receivable, net	$7,465,036	$10,032,305

Activity in the allowance for credit losses consists of the following for the years ended March 31:

	2026	2025
Balance at beginning of the year	$303,925	$116,567
Net provision for allowance for credit losses	8,533,275	303,362
Recoveries	(302,818)	(116,972)
Exchange difference	(34,308)	968
Balance at end of the year	$8,500,074	$303,925

Note:

(a)	Accounts receivable, net from joint ventures was approximately US$1,261,818 and US$1,363,517 as of March 31, 2026 and 2025, respectively.

(b)	Allowance for credit losses recognized for accounts receivable from joint ventures was approximately US$280,326 and US$190,322 as of March 31, 2026 and 2025, respectively.

As of March 31, 2026 and 2025, accounts receivable, net amounted to US$3,220,058 and US$1,586,814 were past due for more than 90 days, respectively.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

4. Contract Assets and Liabilities

Contract assets consisted of the following at March 31:

	2026	2025
Retention receivables of construction contracts (note a)	$2,322,369	$1,605,163
Unbilled revenue of construction contracts (note b)	-	4,157,343
	2,322,369	5,762,506
Less: Allowance for credit losses	(61,780)	(96,758)
Total	$2,260,589	$5,665,748

Less: Portion classified as non-current	(1,825,986)	(1,029,078)
Current portion	$434,603	$4,636,670

Notes:

(a)	Retention receivables included in contract assets represent the Company’s right to receive consideration for work performed and not yet billed because the rights are conditional on the satisfaction of the service quality by the customers over a certain period as stipulated in the contracts. Retention receivables, net from joint ventures was approximately US$590,015 and US$524,150 as of March 31, 2026 and 2025, respectively. The Company will be entitled to receive after 12 months, upon satisfaction of the service quality by the customers, retention receivables amounted to US$1,825,986 and US$1,029,078 as of March 31, 2026 and 2025, respectively. These amounts are classified as non-current.

(b)	Unbilled revenue included in contract assets represents the Company’s right to receive consideration for work completed but not yet billed because the rights are conditional upon the satisfaction by the customers on the construction work completed by the Company and the work is pending for the certification by the customers. The contract assets are transferred to the accounts receivable when the rights become unconditional, which is typically at the time the Company obtains the certification of the completed construction work from the customers. Unbilled revenue, net from joint ventures was both US$nil as of March 31, 2026 and 2025, respectively.

Activity in the allowance for credit losses consists of the following for the year ended March 31:

	2026	2025
Balance at beginning of the year	$96,758	$276,518
Net provision for allowance for credit losses	20,808	60,732
Recoveries	(55,191)	(241,807)
Exchange difference	(595)	1,315
Balance at end of the year	$61,780	$96,758

Contract liabilities consisted of the following:

	2026	2025
Billings in advance of performance obligation under contracts (note a)	$752,186	$2,322,911

Note:

(a)	Contract liabilities, net from joint ventures were US$nil and US$359,629 as of March 31, 2026 and 2025, respectively.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

4. Contract Assets and Liabilities (cont.)

Contract liabilities represent when the Company receives advances from customers before the construction commences, this will give rise to contract liabilities. Advances from customers of construction contracts are normally recognized as revenue according to the schedules of construction contracts.

The movement in contract liabilities for the years ended March 31 is as follows:

	2026	2025
Balance at beginning of the year	$2,322,911	$1,144,047
Decrease in contract liabilities as a result of recognizing revenue during the year which was included in the contract liabilities at the beginning of the year	(2,591,075)	(1,148,848)
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	1,031,767	2,319,244
Exchange difference	(11,417)	8,468
Balance at end of the year	$752,186	$2,322,911

5. Prepayments and Other Current Assets

Prepayments and other current assets consisted of the following at March 31:

	2026	2025
Deposit for acquisition of property and equipment (note a)	$1,770,959	$1,784,389
Advance to sub-contractors	8,219,798	5,749,229
Prepayments	341,343	1,186,567
Other deposits	69,413	84,891
	$10,401,513	$8,805,076
Less: amount classified as non-current assets	(1,770,959)	(1,784,389)
Amount classified as current assets (note b)	$8,630,554	$7,020,687

Note:

(a)	A deposit was made to acquire the machineries for project use.

(b)	Prepayments and deposits expected to be utilized or recovered within 12 months after the balance sheet date are classified as current.

6. Equity Method Investments and other investment

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

The Company’s exposure to loss is limited to its investment in each joint venture. As of March 31, 2026 and 2025, the Company has no additional capital commitments or guarantees related to these ventures.

No dividends or capital contributions were made or received during the years ended March 31, 2026, 2025 and 2024.

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

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

6. Equity Method Investments and other investments (cont.)

The following table provides summarized balance sheet and income statement information for Joint Ventures:

	KC-Glory JV	KC-Geotech JV	KC-CRFG JV	Total
	As of March 31, 2026
Current assets	$1,735,185	245,772	1,162,731	3,143,688
Non-current assets	—	—	—	—
Current liabilities	1,426,194	269,945	339,130	2,035,269
Non-current liabilities	—	—	—	—
Equity (Deficit)	$308,991	(24,173)	823,601	1,108,419

	KC-Glory JV	KC-Geotech JV	KC-CRFG JV	Total
	As of March 31, 2025
Current assets	$1,748,391	$247,932	$1,188,208	$3,184,531
Non-current assets	—	—	—	—
Current liabilities	1,436,946	271,864	370,751	2,079,561
Non-current liabilities	—	—	—	—
Equity (Deficit)	$311,445	$(23,932)	$817,457	$1,104,970

	Year ended March 31, 2026
Total revenues	$—	—	9,748,960	9,748,960
Net (loss)/profit	$(111)	(424)	12,345	11,810

	Year ended March 31, 2025
Total revenues	$—	641	$4,828,815	$4,829,456
Net loss	$(64)	7,168	$5,443	$12,547

The following table summarizes the activity of the Company’s equity method investment in joint ventures:

Total
Balance at April 1, 2024	$1,311,010
Company’s share in net profit recognized during the year	5,528
Exchange difference	7,591
Balance at March 31, 2025	1,324,129
Company’s share in net profit recognized during the period	4,048
Exchange difference	(9,982)
Balance at March 31, 2026	$1,318,195

Critical Minerals Investment

On October 31, 2025, the Group entered into a subscription and unit purchase agreement with a limited liability company engaged in the critical minerals space, pursuant to which the Group subscribed for an approximately 20% membership interest in such company, subject to regulatory approval, for a subscription price of $20.0 million.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

6. Equity Method Investments and other investments (cont.)

This investment does not have a readily determinable fair value and is therefore measured at cost, adjusted for observable price changes and impairments, in accordance with ASC 321. As of March 31, 2026, the carrying value of the investment was $43,180,014. This investment is included in “Other investments” on the consolidated balance sheet.

The Company monitors the investment for indicators of impairment and observable price changes on a quarterly basis. If indicators of impairment exist, the Company performs a qualitative assessment to determine whether the investment is impaired and adjusts the carrying value accordingly. During the year ended March 31, 2026, the Company identified an observable price change related to this investment and recorded a change in fair value of this investment accordingly. Therefore, the Company has included this investment in the fair value hierarchy disclosure in Note 2.

The following table provides a reconciliation of the other investment at fair value on a non-recurring basis using significant unobservable inputs:

	2026	2025
Balance as of March 31, 2025	$—	$—
Addition	20,000,000	—
Fair value adjustment	23,437,041	—
Exchange difference	(257,027)
Balance as of March 31, 2026	$43,180,014	$—

Reemag Investment

In November 2025, Skyline acquired a 13.09% ownership of Reemag LLC (“Reemag”) for a cash purchase price of $3.0 million. Skyline will subscribe for additional membership interests of Reemag in tranches, resulting in ownership percentages of 13.09%, 20.06%, 33.42% and 50.10% at the initial, second, third and fourth closing respectively for an aggregate purchase price of $20.0 million. The second, third and fourth closings were scheduled on or before January 31, 2026, March 31, 2026 and by the earlier of a $200.0 million capital raise or July 31, 2026, respectively. However, in March 2026, Skyline entered into the first amendment to the subscription agreement with Reemag that amended the dates of the second, third and fourth closings to May 31, 2026, July 31, 2026 and September 30, 2026, respectively.

The investment in Reemag does not have a readily determinable fair value and is therefore measured at cost, adjusted for observable price changes and impairments, in accordance with ASC 321. The Company has not identified any observable price changes in orderly transactions for identical or similar investments and did not recognize any impairment losses. As of March 31, 2026, the carrying value of the investment was $3.0 million as there was no observable price change related to this investment since acquisition. This investment is included in “Other investments” on the consolidated balance sheet.

The Company monitors the investment for indicators of impairment and observable price changes on a quarterly basis. If indicators of impairment exist, the Company performs a qualitative assessment to determine whether the investment is impaired and adjusts the carrying value accordingly. During the year ended March 31, 2026, the Company did not identify any indicators of impairment or observable price changes.

The following table provides a reconciliation of the other investment at equity method investments:

	2026	2025
Balance as of March 31, 2025	$—	$—
Addition	3,000,000	—
Exchange difference	(18,752)
Balance as of March 31, 2026	$2,981,248	$—

On May 14, 2026, the Company has disposed full 13.09% LLC membership interest in Reemag to American Ventures LLC, Series XLVIII Reemag, an independent third party (the “Assignee”) for consideration in a cash payment of $3,000,000. No fair value gain or loss was recognized from the assignment. (Note 20).

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

7. Property, Plant and Equipment, net

Property, plant and equipment, stated at cost less accumulated depreciation and amortization, consisted of the following:

	2026	2025
Furniture and fixtures	$885,626	$891,366
Machineries	970,068	771,769
Motor vehicles*	335,964	246,311
Leasehold improvements	183,350	184,740
Less: accumulated depreciation	(2,049,350)	(1,852,377)
Property, plant and equipment, net	$325,658	$241,809

Depreciation expenses of property, plant and equipment totaled US$144,669, US$356,025 and US$448,986 for the years ended March 31, 2026, 2025 and 2024, respectively and included in cost of revenue and general and administrative expenses.

8. Leases

Operating leases as lessee

As of March 31, 2026 and 2025, the Company had property operating leases recorded on its consolidated balance sheets. The Company does not have options to extend or cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, at lease commence date, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The Company’s lease arrangements may contain both lease and non-lease components. The Company has separately accounted for lease and non-lease components based on their nature. Payments under the Company’s lease arrangement are fixed.

	2026	2025

Weighted average remaining lease term (in years)	1.49	1.13
Weighted average discount rate (%)	5.88%	5.88%

During the year ended March 31, 2026, 2025 and 2024, the addition to operating lease right-of-use assets was US$119,007, US$nil and US$nil respectively. The operating lease expense was US$130,350, US$262,304 and US$409,866 for the years ended March 31, 2026, 2025 and 2024, respectively, and included in the cost of revenue and general and administrative expenses. Cash paid for operating leases was US$159,388, US$283,956 and US$387,848 for the years ended March 31, 2026, 2025 and 2024, respectively.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

8. Leases (cont.)

Maturities of lease liabilities were as follows:

For the year ending March 31,
2027	$88,766
2028	56,714
Total lease payments	$145,480
Less: imputed interest	(16,798)
Operating lease obligation, net	$128,682

Finance leases

The Company leases certain equipment under lease contracts that are accounted for as finance leases. If the contracts meet the criteria for a finance lease, the related equipment underlying the lease contract is capitalized and amortized over its estimated useful life.

Information relating to finance lease activities during the years ended March 31, 2026 and 2025 are as follows:

	2026	2025

Finance lease right-of-use assets	$6,769	$87,385

Finance lease liabilities	$—	$56,795

Amortization of finance lease right-of-use assets	$(80,721)	$(184,601)
Repayment and interest accretion of finance lease liabilities	$(56,588)	$(185,053)

Weighted average remaining lease term (in years)	—	0.73
Weighted average discount rate (%)	—	5.36%

During the year ended March 31, 2026 and 2025, there was no addition to finance lease right-of-use assets. The amortization of finance lease right-of-use assets was US$80,721 and US$184,601 for the years ended March 31, 2026 and 2025, respectively, and included in the cost of revenue. Cash paid for finance lease was US$58,322 US$141,913 and US$221,255 for the years ended March 31, 2026, 2025 and 2024, respectively.

The interest of finance lease liabilities was US$1,734, US$11,433 and US$24,133 for the years ended March 31, 2026, 2025 and 2024, respectively, and included in the interest expense.

9. Life insurance policy, cash surrender value

	2026	2025
Life insurance policy, cash surrender value	$1,448,925	$1,390,388

On March 20, 2025, a life insurance policy of US$1,381,153, at cash surrender value, was transferred from Kin Chiu Development Company Limited to Kin Chiu. The respective related party transactions have been disclosed in Note 13g.

10. Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows:

	2026	2025
Accruals for operating expenses	$2,901,575	$1,704,763
Provision for reinstatement cost	39,362	39,089
Provision for long service payment (Note 15)	32,484	60,829
	2,973,421	1,804,681
Less: amount classified as non-current liabilities (Note 15)	(11,055)	(34,362)
Amount classified as current liabilities	$2,962,366	$1,770,319

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

11. Bank and Other Borrowings and Bank Overdrafts

	Interest rate (per annum) 2026/2025		2026	2025
The Hongkong and Shanghai Banking Corporation Limited (“HSBC”) – Guarantee loan 1	2.75%/3.00	% (1)	$137,759	$138,733
HSBC – Guarantee loan 2	2.75%/3.00	% (2)	93,477	94,420
HSBC – Guarantee loan 3	2.75%/3.00	% (3)	106,321	107,489
HSBC – Guarantee loan 4	2.75%/3.00	% (4)	348,797	351,763
HSBC – Post-Shipment Buyer loans	5.653%/6.77	% (5)	3,374,462	3,623,136
HSBC – Post-Shipment MA loan 1	5.404%/6.513	% (5)	642,939	1,517,995
HSBC – Funds from factoring	4.235%/5.728	% (6)	3,827,019	2,570,694
HSBC – MA Loan 2 and CIL Loan	5.404%/6.394	% (7)	1,913,509	2,313,625
AR Horizon Limited – Export Invoice Finance Facility	—/12.00	% (8)	—	514,138
Universal Life Insurance (ULI) Loan (I) and Loan (II)	3.283%/4.737	% (9)	645,062	812,442
Riverchain One Limited – Export Invoice Finance Facility	12.00%/—	(10)	892,971	—
			$11,982,316	$12,044,435

(1)	On May 26, 2020, the Company borrowed HK$4,000,000 (equivalently to US$510,269 as at March 31, 2026) as working capital for 3 years (the 2020 Loan Agreement — HK$4 million) at an annual interest rate of HSBC Prime Lending Rate (“BLR”) minus 2.25% under the loan agreement with HSBC. The loan is secured by The Hong Kong Mortgage Corporation Limited. On November 1, 2022, the Company and HSBC amended and restated the 2020 Loan Agreement — HK$4 million (the First Amended and Restated Loan Agreement), the payment schedule of the outstanding of the loan was modified to 91 equal payments of principal, plus accrued and unpaid interest. On June 1, 2024, the Company and HSBC amended and restated the 2020 Loan Agreement — HK$4 million (the Second Amended and Restated Loan Agreement), the payment schedule of the outstanding loan was modified to 83 payments of principal, plus accrued and unpaid interest.

(2)	On November 14, 2020, the Company borrowed HK$1,000,000 (equivalently to US$127,567 as at March 31, 2026) as working capital for 5 years (the 2020 Loan agreement — HK$1 million) at an annual interest rate of BLR minus 2.25% under the loan agreement with HSBC. The loan is secured by The Hong Kong Mortgage Corporation Limited. On October 18, 2022, the Company and HSBC amended and restated the 2020 Loan Agreement — HK$1 million (the First Amended and Restated Loan Agreement), the payment schedule of the outstanding of the loan was modified to 98 equal payments of principal, plus accrued and unpaid interest. On May 22, 2024, the Company and HSBC amended and restated the 2020 Loan Agreement — HK$1 million (the Second Amended and Restated Loan Agreement), the payment schedule of the outstanding of the loan was modified to 90 payments of principal, plus accrued and unpaid interest.

(3)	On May 6, 2021, the Company borrowed HK$1,000,000 (equivalently to US$127,567 as at March 31, 2026) as working capital for 8 years (the 2021 Loan agreement) at an annual interest rate of BLR minus 2.25% under the loan agreement with HSBC. The loan is secured by The Hong Kong Mortgage Corporation Limited. On October 18, 2022, the Company and HSBC amended and restated the 2021 Loan Agreement (the First Amended and Restated Loan Agreement), the payment schedule of the outstanding of the loan was modified to 103 equal payments of principal, plus accrued and unpaid interest. On June 1, 2024, the Company and HSBC amended and restated the 2021 Loan Agreement (the Second Amended and Restated Loan Agreement), the payment schedule of the outstanding of the loan was modified to 95 payments of principal, plus accrued and unpaid interest.

(4)	On July 27, 2022, the Company borrowed HK$3,000,000 (equivalently to US$382,702 as at March 31, 2026) as working capital for 10 years at an annual interest rate of BLR minus 2.25% under the loan agreement with HSBC. The loan is secured by The Hong Kong Mortgage Corporation Limited. On June 12, 2024, the Company and HSBC amended and restated the 2022 Loan Agreement (the First Amended and Restated Loan Agreement), the payment schedule of the outstanding of the loan was modified to 109 payments of principal, plus accrued and unpaid interest.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

11. Bank and Other Borrowings and Bank Overdrafts (cont.)

(5)	On February 23, 2023, HSBC issued banking facilities for Kin Chiu’s account in an aggregate amount not to exceed HK$40,000,000 (equivalently to US$5,102,692 as at March 31, 2026), which may include working capital identified in HSBC’s various agreements. The interest rate for the banking facilities is 2.5% per annum over 1-month HIBOR on such day. The loan is secured by personal guarantees from Mr. Ngo Chiu Lam and Mr. Wong Chak Lam.

(6)	On February 23, 2023, HSBC issued discounting/factoring agreement for Kin Chiu’s account in an aggregate amount not to exceed HK$20,000,000 (equivalently to US$2,551,346 as at March 31, 2026), which may include working capital identified in HSBC’s various agreements. On November 3, 2023, the Company renewed the discounting/factoring agreement with the same terms. The interest rate for the discounting/factoring agreement is 2% per annum over 1-month HIBOR on such day. The loan is repayable 90 days from the date of drawdown and secured by personal guarantees from Mr. Ngo Chiu Lam and Mr. Wong Chak Lam.

On February 4, 2026, the Company renewed the discounting/factoring agreement and increased Kin Chiu’s fund-in-use limit by HK$6,000,000 to HK$26,000,000 (equivalent to US$3,316,750 as at March 31, 2026).

On March 24, 2026, the Company renewed the discounting/factoring agreement and increased Kin Chiu’s fund-in-use limit by HK$4,000,000 to HK$30,000,000 (equivalent to US$3,827,019 as at March 31, 2026).

(7)	On November 3, 2023, HSBC issued banking facilities for Kin Chiu’s account in an aggregate amount not to exceed HK$18,000,000 (equivalently to US$2,296,211 as at March 31, 2026), which may include working capital identified in HSBC’s various agreements. The interest rate for the bank facilities is 2.5% per annum over 1-day HIBOR. The loan is secured by personal guarantee from Mr. Ngo Chiu Lam.

(8)	On September 12, 2024, AR Horizon Limited issued Export Invoice Finance Facility for the granting of export loan with respect to commercial invoices issued by the borrowers to the employers in an aggregate amount not to exceed US$514,138 (HK$4,000,000). The loan is secured by an assignment of receivables. The interest rate for the Export Invoice Finance Facility is 12% per annum. The loan is repayable 9 months from the date of drawdown.

On August 21, 2025, AR Horizon Limited issued Export Invoice Finance Facility for the granting of export loan with respect to commercial invoices issued by the borrowers to the employers in an aggregate amount not to exceed US$514,007 (HK$4,000,000). The loan is secured by an assignment of receivables. The interest rate for the Export Invoice Finance Facility is 12% per annum. The loan is repayable 9 months from the date of drawdown and is fully repaid during the year ended March 31, 2026.

(9)	On December 20, 2024, HSBC issued banking facilities as working capital for Kin Chiu’s account in an aggregate amount not to exceed HK$6,638,838 (equivalently to US$846,644 as at March 31, 2026). The interest rate for the SME financing guarantee scheme is HIBOR + 1% per annum. The loan is secured by the entire life insurance policy from Mr. Ngo Chiu Lam and Mrs. Po Lok Sze (Note 13g). The loan contains a repayment on demand clause. The cash surrender value is US$1,381,153 as of date of transfer. Should the realized market value of this collateral upon enforcement be insufficient to cover the full outstanding loan balance of US$645,062 as of March 31, 2026, Mr. Ngo Chiu Lam has undertaken to personally settle any resulting shortfall. The loan contains a repayable on demand clause, therefore, the loan was classified under current liabilities.

(10)	On February 9, 2026, Riverchain One Limited issued Export Invoice Finance Facility for the granting of export loan with respect to commercial invoices issued by the borrowers to the employers in an aggregate amount not to exceed US$892,971 (HK$7,000,000). The loan is secured by an assignment of receivables. The interest rate for the Export Invoice Finance Facility is 12% per annum. The loan is repayable 60 days from the date of drawdown.

Interest expense pertaining to the above bank and other borrowings for the years ended March 31, 2026, 2025 and 2024 amounted to US$723,536, US$835,015 and US$640,576, respectively.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

11. Bank and Other Borrowings and Bank Overdrafts (cont.)

Maturities of the principal and interest payments of bank and other borrowings based on scheduled repayments were as follows:

	2026	2025
2026	—	10,791,869
2027	10,930,332	269,101
2028	267,235	274,277
2029	267,235	274,277
2030	257,034	271,014
2031	105,970	111,788
2032	105,970	88,322
2033	72,369	63,797
2034	49,537	16,324
2035	12,032	—
Total bank and other borrowings repayments	$12,067,714	$12,160,769
Less: future interest payment	(85,398)	(116,334)
Total bank and other borrowings recognized in the consolidated balance sheet	$11,982,316	$12,044,435

As of the date of this report, a total of US$9,858,477 of the bank and other borrowings as of March 31, 2026 has been repaid.

	2026	2025
Bank overdrafts	$201,671	—

As of the date of this report, a total of US$201,671 of the bank overdrafts as of March 31, 2026 has been repaid.

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

United States (Delaware)

The Company established Global Critical Minerals LLC (“GCM LLC”), a wholly-owned subsidiary incorporated as a limited liability company in the State of Delaware, United States of America. GCM LLC is treated as a disregarded entity for U.S. federal income tax purposes, and its results (if any) are included in the Company’s consolidated U.S. tax filings as a branch of the foreign parent.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to US$256,131 (HK$2,000,000), and 16.5% on any part of assessable profits over US$256,131 (HK$2,000,000).

The components of the income tax expense are as follows:

	Year Ended March 31,
	2026	2025	2024
Current
Hong Kong	$175,964	$230,592	$267,209
Deferred
Hong Kong	(1,352,524)	(51,267)	(116,475)
Provision for income taxes	$(1,176,560)	$179,325	$150,734

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

12. Income Taxes (cont.)

The following table reconciles Hong Kong statutory rates to the Company’s effective tax:

	2026		2025		2024
	Amount	Rate	Amount	Rate	Amount	Rate
Profit before income taxes***	$7,887,242		$906,772		$1,080,646
Hong Kong Profits Tax rate	16.5%		16.5%		16.5%
Income taxes computed at Hong Kong Profits Tax rate	1,301,395	16.5%	149,617	16.5%	178,307	16.5%
Reconciling items:
Tax allowance at the statutory tax rates##	—	0.0%	48,709	5.4%	—
Tax effect of income that is not taxable*	(3,776,428)	(47.9)%	(4,493)	(0.5)%	(2,753)	(0.3)%
Tax effect of expenses that are not deductible**	1,543,220	19.6%	7,763	0.9%	5,866	0.5%
Temporary difference	58,956	0.7%	(903)	(0.1)%	(9,220)	(0.9)%
Statutory tax deduction#	(768)	0.0%	(193)	0.0%	(383)	0.0%
Overprovsion in prior years	(281,805)	(3.6)%	—		—
Effect of two-tier tax rate	(21,130)	(0.3)%	(21,175)	(2.3)%	(21,083)	(2.0)%
Income tax (credit) expense	$(1,176,560)	(14.9)%	$179,325	19.8%	$150,734	13.9%

*	Income that is not taxable mainly consisted of gain on acquisition of subsidiary, fair value gain of other investments, equity in net income of a affiliates, bank interest income and change in cash value of life insurance policy, which are non-taxable under Hong Kong income tax law.

**	Expenses that are not deductible mainly consisted of share-based compensation expense, fair value loss of convertible debt, interest on bank overdrafts, stamp duty and equity in net losses of affiliates, which are non-deductible under Hong Kong income tax law.

***	Profit before income taxes included equity in net income/(losses) of affiliates.

#	It represents a reduction granted by the Hong Kong SAR Government of 100% of the tax payable subject to a maximum reduction of HK$3,000, HK$1,500 and HK$3,000 for each business during the years ended March 31,2026, 2025 and 2024, respectively.

##	It represents tax allowance at the statutory tax rates for companies incorporated in Cayman Islands and British Virgin Islands.

The Company measures deferred tax assets and liabilities based on the difference between carrying amount of assets and liabilities and their respective tax bases at the applicable tax rates. Components of the Company’s deferred tax assets and liability are as follows:

	As of March 31,
	2026	2025
Deferred tax assets (liabilities):
Property, plant and equipment, net	$(3,778)	$3,554
Finance lease right-of-use assets, net	(1,116)	(11,734)
Operating lease right-of-use assets, net	(22,392)	(26,170)
Operating lease liabilities	21,232	23,442
Provision for allowance of credit losses	1,412,705	66,112
Other liabilities	5,360	10,037
Deferred tax assets (liabilities), gross	1,412,011	65,241
Less: valuation allowance	—	—
Deferred tax assets (liabilities), net	$1,412,011	$65,241

The Company evaluates both positive and negative evidence in assessing the realizability of deferred tax assets, including the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the historical expiration of tax attributes and feasible tax planning alternatives. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. The Company did not recognize any valuation allowance as of March 31, 2026 and 2025.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

12. Income Taxes (cont.)

The Company evaluates both positive and negative evidence in assessing the realizability of deferred tax assets, including the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the historical expiration of tax attributes and feasible tax planning alternatives. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. The Company did not recognize any valuation allowance as of March 31, 2026 and 2025.

Income tax payable consist of the following as of March 31:

	2026	2025
Income tax payable	$(413,940)	$(372,816)

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2026 and 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income taxes for the years ended March 31, 2026, 2025 and 2024. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from March 31, 2026.

13. Related Party Balance and Transactions

The following is a list of related parties which the Company has transactions with:

(a)	Mr. Ngo Chiu Lam, a director of the Company.

(b)	Kin Chiu Development Company Limited, controlled by Mr. Ngo Chiu Lam*

(c)	KC-CRFG JV, a joint venture

(d)	KC-Glory JV, a joint venture

(e)	KC-Geotech JV, a joint venture

*

During the year ended March 31, 2026, Skyline Builders (BVI) Holding Limited entered into sale and purchase agreement with Mr. Ngo Chiu Lam, the sole shareholder of Kin Chiu Development, to acquired 100% equity interest of Kin Chiu Development at a cash consideration of HK$1. As a result, Kin Chiu Development Company Limited became an indirectly wholly-owned subsidiary and has been fully consolidated from the date control was obtained (Note 17). All intercompany balances and transactions with Kin Chiu Development Company Limited subsequent to the acquisition date have been eliminated in the consolidated financial statements.

a. Due to related parties

As of March 31, 2026 and 2025, the balances of due to related parties were as follows:

		2026	2025
Due to related parties
Mr. Ngo Chiu Lam (a)	(1)	$3,546,480	$617,944
KC-CRFG JV (c)	(2)	86,506	184,019
KC-Glory JV (d)	(2)	317,867	320,278
KC-Geotech JV (e)	(2)	235,993	237,783
		$4,186,846	$1,360,024

(1)	The balance represented the advances from the director. The amount was unsecured, interest-free and repayable on demand.

(2)	The balances represented amounts due to joint ventures, which are for operation purpose. All amounts were unsecured, interest-free and repayable on demand.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

13. Related Party Balance and Transactions (cont.)

b. Accounts receivable, net

As of March 31, 2026 and 2025, the balances of accounts receivable, net from joint venture were as follows:

	2026	2025
Accounts receivable, net

KC-Glory JV (d)	$1,542,144	$1,553,839
Less : Expected credit losses	280,326	190,322
	$1,261,818	$1,363,517

c. Contract assets, net

As of March 31, 2026 and 2025, the balances of contract assets, net from joint ventures were as follows:

	2026	2025
Contract assets, net
KC-CRFG JV (c)	$382,999	$303,585
KC-Glory JV (d)	164,692	177,965
KC-Geotech JV (e)	42,324	42,600
	$590,015	$524,150

d. Contract liabilities

As of March 31, 2026 and 2025, the balances of contract liabilities from joint ventures were as follows:

	2026	2025
Contract liabilities

KC-CRFG JV (c)	$—	$359,629

e. Related party transactions

The Company’s related party transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

	2026	2025	2024
Provision of construction services
KC-CRFG JV (c)	$9,460,005	$4,695,289	$6,884,950
KC-Glory JV (d)	—	—	338,800
KC-Geotech JV (e)	—	622	2,301,097
	$9,460,005	$4,695,911	$9,524,847

	2026	2025	2024
Consultancy fee income
KC-CRFG JV (c)	$96,380	$10	$35,736
KC-Geotech JV (e)	—	44,399	63,658
	$96,380	$44,409	$99,394

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

13. Related Party Balance and Transactions (cont.)

f. Financial guarantee

On February 23, 2023, the Company provided a financial guarantee to Kin Chiu Development Company Limited for an amount of US$1,137,380 in relation to the payment obligations under a bank loan issued to Kin Chiu Development Company Limited. On December 20, 2024, the Company was released from a financial guarantee to Kin Chiu Development Company Limited for US$1,137,380, related to payment obligations under a bank loan issued to Kin Chiu Development Company Limited. This release followed the transfer of the bank loan, with an outstanding balance of US$645,062 and US$812,442 as of March 31, 2026 and 2025, to Kin Chiu, respectively. No amounts were claimed under the guarantee for the years ended March 31, 2026, 2025 and 2024.

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

As of March 31, 2026 and 2025, the outstanding of the loan, Universal Life Insurance (ULI) Loan (I) and Loan (II), is approximately US$645,062 and US$812,442, respectively, as stated in Note 11. There is no material covenant stated in this borrowing. The interest rate for the SME financing guarantee scheme is HIBOR + 1% per annum. The loan is secured by the entire life insurance policy from Mr. Ngo Chiu Lam and Mrs. Po Lok Sze. The loan contains a repayment on demand clause.

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
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

14. Shareholders’ Equity (cont.)

b. Class A Ordinary Shares

Date	Events	Number of shares	Par value	Amount
July 24, 2024	Re-designate shares into Class A Ordinary Shares	26,505,000	0.00001	265
January 23, 2025	Issue of shares pursuant to IPO*	1,500,000	0.00001	15
February 6, 2025	Issue of shares pursuant to IPO*	225,000	0.00001	2
August 27, 2025	Share Retirement #	(18,500,000)	0.00001	(185)
August 29, 2025	Private Placement ##	1,359,314	0.00001	14
November 3, 2025	Issue of shares pursuant to Private Placement ###	727,272	0.00001	7
December 16, 2025	Issuance of shares pursuant to warrant exercise	500,000	0.00001	5
March 9, 2026	Issuance of shares pursuant to warrant exercise	2,969,905	0.00001	30
March 26, 2026	Issuance of shares pursuant to warrant exercise	200,000	0.00001	2
	Class A Ordinary Shares issued and outstanding as of March 31, 2026	15,486,491	0.00001	155

*	On January 23, 2025, the Company completed its initial public offering on NASDAQ, under the ticker symbol “SKBL”. Under this offering, 1,500,000 ordinary shares were issued at a price of $4.00 per share. In addition, the Company granted a 45-day option to the underwriter to purchase up to an additional 225,000 ordinary shares at the public offering price, less underwriting discounts, to cover over-allotment, if any. On February 6, 2025, the underwriter exercised the over-allotment option in full to purchase an additional 225,000 ordinary shares. On January 23, 2025, the Company closed its initial public offering and the exercise of the over-allotment option, received net proceeds of US$4,807,322 from the offering after deducting underwriting discounts and offering expenses of US$2,092,678 from the gross proceeds of US$6,900,000.

#	On August 27, 2025, Supreme Development (BVI) Holdings Limited (“SD”), the Company’s previous controlling shareholder and a company beneficially owned by Mr. Ngo Chiu Lam, our Chief Executive Officer, entered into a definitive securities purchase agreement with Quantum Leap Energy LLC (“QLE”) pursuant to which SD transferred and sold to QLE all 1,995,000 issued and outstanding Class B Ordinary Shares of the Company. Each Class B Ordinary Share entitles the holder to 20 votes per share and votes together with the Class A Ordinary Shares on all matters submitted to shareholders. On March 29, 2026, QLE entered into a securities exchange agreement with Dablam LP to assign and transfer its 1,995,000 Class B Ordinary Shares held by QLE to Dablam LP, in exchange for and against Dablam LP’s concurrent assignment and transfer to QLE of 1,995,000 Class A Ordinary Shares held by Dablam LP. The Company also used approximately $7,000,000 of the gross proceeds from the Private Placement to retire 18,500,000 Class A Ordinary Shares owned by SD (the “Share Retirement”).

##

On August 29, 2025, the Company closed its private placement (the “Offering (AUG)”) pursuant to a Securities Purchase Agreement dated August 27, 2025, among the Company and certain accredited investors. Pursuant to the Offering (AUG), the Company issued and sold (i) 1,359,314 Class A Ordinary Shares, par value $0.00001 per share, (ii) 22,990,000 prefunded warrants to purchase Class A Ordinary Shares, (iii) Class A Ordinary Share Purchase Warrant A (“Investor Warrants”) to purchase up to 24,349,314 Class A Ordinary Shares, (iv) Class A Ordinary Share Purchase Warrant B (“Investor Warrants”) to purchase up to 24,349,314 Class A Ordinary Shares, and (v) 1,947,945 Placement Agent Warrants to purchase Class A Ordinary Shares issued to the Placement Agents as compensation.

###

On November 3, 2025, the Company closed its private placement (the “Offering (OCT)”) pursuant to a Securities Purchase Agreement dated October 28, 2025, among the Company and certain accredited investors. Pursuant to the Offering (OCT), the Company issued and sold (i) 727,272 Class A Ordinary Shares, par value $0.00001 per share, (ii) 16,643,636 prefunded warrants in lieu of Class A Ordinary Shares (the “Pre-funded Warrants”)), and (iii) 17,370,909 Class A Ordinary Share Purchase Warrants to purchase Class A Ordinary Shares (the “Ordinary Warrants, Investor Warrants”), and (iv) 1,389,673 Placement Agent Warrants to purchase Class A Ordinary Shares issued to the Placement Agents as compensation.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

14. Shareholders’ Equity (cont.)

c. Class B Ordinary Shares

Date	Events	Number of shares	Par value	Amount
July 24, 2024	Re-designate shares into Class B Ordinary Shares	1,995,000	0.00001	20
	Class B Ordinary Shares issued and outstanding as of March 31, 2026	1,995,000	0.00001	20

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
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

14. Shareholders’ Equity (cont.)

Preferred Shares

The Company is authorized to issue up to 950,000,000 Preferred Shares – Series A (“Series A Preferred Shares”) and 60,000,000 Preferred Shares – Series B (“Series B Preferred Shares”), each with a par value of US$0.00001 (together, the “Preferred Shares”).

As of March 31, 2026, the following Preferred Shares were issued and outstanding:

Date	Authorized	Issued & Outstanding	Par value	Amount
January 23, 2026	Series A Preferred Shares	47,326,026	0.00001	473
February 13, 2026	Series B Preferred Shares	6,442	0.00001	-

The rights and preferences of Preferred Shares are as follows:

Dividends

Dividends may be declared or paid, and other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Members on a winding up) may be made to a holder of a Class A Ordinary Share, Series A Preferred Share, Class B Ordinary Share and Series B Preferred Share. So long as any Series B Preferred Shares are outstanding, in the event that dividends are consented to by the holders of Series B Preferred Shares, then the holders of the Series B Preferred Shares shall be entitled to receive, and the Company shall pay, dividends on Series B Preferred Shares equal (on an as-if-converted-to-Class-A-Ordinary-Share basis) to and in the same form as dividends actually paid on Class A Ordinary Shares and Series A Preferred Shares, when, as and if such dividends are paid on Class A Ordinary Shares and Series A Preferred Shares. No other dividends shall be paid on Series B Preferred Shares.

Voting Rights

The holders of Series A Preferred Shares and Series B Preferred Shares are not entitled to any votes on any matters subject to the vote at general meetings of the Company, except for votes to change the rights of the Series A Preferred Shares and the Series B Preferred Shares. Under the Company’s Fourth Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles”), the rights attached to any class of shares may be varied only with the written consent of the holders of not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of that class. The Series B Preferred Shares also include a consent right with respect to the Company’s ability to redeem, declare or pay any cash dividend or distribution on any securities of the Company while any Series B Preferred Shares remain outstanding. Other than these class-right protections and the Series B dividend/distribution consent right, the preferred shares do not provide holders with general voting rights on ordinary corporate matters.

Liquidation Preference

The holders of Series B Preferred Shares are entitled to receive distributions of the Company’s remaining assets before any distributions are made to holders of other classes of shares. Any residual assets remaining after payment to holders of Series B Preferred Shares are distributed among the remaining shareholders based on share ownership. The holders of Series A Preferred Shares are not entitled to preferential liquidation terms.

Optional Conversion

The Series A Preferred Shares are convertible into Class A ordinary shares on a one-for-one basis at the holder's option, subject to customary anti-dilution adjustments. The Series B Preferred Shares are convertible into Class A ordinary shares at the holder's option at a conversion price of $2.40 per share, subject to anti-dilution adjustments, including certain down-round protection provisions, with a floor conversion price of $1.50 per share. Conversions of both series are subject to a 4.99% beneficial ownership limitation. The Preferred Shares are not mandatorily redeemable.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

14. Shareholders’ Equity (cont.)

August 2025 Offering

On August 29, 2025, the Company completed a private placement (the “Offering”) of its Class A Ordinary Shares, together with pre-funded warrants in lieu of shares, and warrants to purchase Class A Ordinary Shares, for aggregate gross proceeds of $17,775,000, before deducting the issuance costs.

The Offering consisted of the sale of units, each unit comprised of one Class A Ordinary Share (or, at the purchaser’s election, one pre-funded warrant in lieu of one share) and warrants to purchase two Class A Ordinary Shares (one Investor Warrant A and one Investor Warrant B, together, the “Investor Warrants”), at a combined offering price of approximately $0.73 per unit. In connection with the Offering, the Company also issued warrants to its placement agent, on the same date, as partial compensation for services rendered (the “Placement Agent Warrants,” and together with the Pre-Funded Warrants and the Investor Warrants, the “Warrants”).

In total, the Company issued 1,359,314 Class A Ordinary Shares and 22,990,000 pre-funded warrants exercisable for Class A Ordinary Shares (the “Pre-Funded Warrants”), together with 24,349,314 Investor Warrant A, 24,349,314 Investor Warrant B, and 1,947,945 Placement Agent Warrants. All of the Warrants — the Pre-Funded Warrants, the Investor Warrants, and the Placement Agent Warrants — were issued on August 29, 2025 and have a term of five years from the date of issuance.

The Pre-Funded Warrants are exercisable at any time after issuance at a nominal exercise price equal to the par value of the Class A Ordinary Shares and do not require cashless exercise. The Investor Warrant A is exercisable at $0.60 per share, and the Investor Warrant B is exercisable at $0.65 per share; both permit cashless (net share settlement) exercise at the holder’s election and are subject to an exercise price reset feature, described below. The Placement Agent Warrants are exercisable at $0.73 per share, also permit cashless exercise, and are likewise subject to the reset feature.

Each of the Investor Warrants and the Placement Agent Warrants contains an exercise price reset feature, pursuant to which the exercise price is subject to downward adjustment (but not above the original exercise price) if the Company subsequently issues Class A Ordinary Shares or Ordinary Share equivalents at an effective price per share below the then-current exercise price, subject to a floor price of $1.50. The Pre-Funded Warrants do not contain a reset feature.

The Company evaluated the Warrants under ASC 480, Distinguishing Liabilities from Equity, and ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity, to determine whether the Warrants should be classified as liabilities or as equity.

The Company concluded that the Warrants do not fall within the scope of ASC 480, as they are not mandatorily redeemable, do not obligate the Company to repurchase its own shares, and are not indexed to an obligation to issue a variable number of shares based on a fixed monetary amount known at inception. The Company further concluded that the Warrants are indexed to the Company’s own stock and satisfy the equity classification criteria of ASC 815-40-25.

In reaching this conclusion, the Company specifically considered the exercise price reset (down round protection) feature contained in the Investor Warrants and the Placement Agent Warrants. Under ASC 815-40, a down round feature, by itself, does not preclude a freestanding financial instrument that is indexed to and potentially settled in an entity’s own stock from qualifying for equity classification. Accordingly, the presence of the reset feature did not affect the Company’s equity classification conclusion. All other terms of the Warrants were also assessed against the fixed-for-fixed criteria and other conditions in ASC 815-40-25 and were determined to be consistent with equity classification. As equity-classified instruments, the Warrants are not subject to remeasurement in subsequent periods.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

14. Shareholders’ Equity (cont.)

Allocation of Proceeds

The Offering involved the issuance of multiple equity-classified instruments — Class A Ordinary Shares, Pre-Funded Warrants, and Investor Warrants — for a single, non-allocated aggregate purchase price. The Company allocated the gross proceeds among the individual components on a relative fair value basis. The fair value of each component was estimated as of the date of issuance using option-pricing model for the Pre-Funded Warrants, the Investor Warrants and Placement Agent Warrants.

The fair value of the Class A Ordinary Shares issued was $1,427,280, representing approximately 2% of the aggregate fair value of the components subject to allocation. The fair value of the Pre-Funded Warrants was $24,137,587, or approximately 39% of the aggregate estimated fair value, and the fair value of the Investor Warrants (Investor Warrant A and Investor Warrant B combined) was $35,953,467, or approximately 58% of the aggregate estimated fair value, together totaling approximately $61,518,334. Applying these relative fair value percentages to the $17,775,000 of gross proceeds resulted in allocated gross proceeds of $412,396 to the Class A Ordinary Shares, $6,974,272 to the Pre-Funded Warrants, and $10,388,332 to the Investor Warrants.

The issuance costs

The Company incurred cash offering costs of approximately $1,747,000, consisting of placement agent cash fees, legal, and other direct incremental costs of the Offering. In addition, the Company issued the Placement Agent Warrants, described above, as partial compensation for placement agent services. Those specific incremental costs directly attributable to the Offering — including the estimated grant-date fair value of the Placement Agent Warrants of $1,377,034 — were charged against the gross proceeds as a reduction of equity. Total issuance costs recognized as a reduction of equity were in the amount of $3,124,034, consisting of the $1,747,000 of cash costs and the $1,377,034 fair value of the Placement Agent Warrants.

Total issuance cost were allocated to the individual equity components on the same relative fair value basis used to allocate gross proceeds, resulting in $72,480 allocated to the Class A Ordinary Shares, $1,225,759 allocated to the Pre-Funded Warrants, and $1,825,795 allocated to the Investor Warrants. The issuance of the Placement Agent Warrants had no net effect on total shareholders’ equity, as the offsetting fair value was recorded within additional paid-in capital.

Net Amounts Recorded in Equity

After allocation of the issuance costs, the Company recorded net amounts within shareholders’ equity of $339,916 attributable to the Class A Ordinary Shares, $5,748,513 attributable to the Pre-Funded Warrants, and $8,562,537 attributable to the Investor Warrants, for a total of $14,650,966, representing gross proceeds of $17,775,000 less total offering costs of $3,124,034.

The net amount recorded for the Class A Ordinary Shares was allocated between share capital, at par value, and additional paid-in capital. The net amounts recorded for the Pre-Funded Warrants, the Investor Warrants, and the Placement Agent Warrants were recorded within additional paid-in capital, as these instruments are equity-classified.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

14. Shareholders’ Equity (cont.)

Fair Value Measurement

The fair value of the Class A Ordinary Shares issued was based on the Company’s closing stock price on the date of issuance of $1.05 per share. The fair value of the Pre-Funded Warrants, the Investor Warrants, and the Placement Agent Warrants was estimated using the Black-Scholes option-pricing model, which the Company classifies as a Level 3 fair value measurement within the fair value hierarchy established by ASC 820, Fair Value Measurement, due to the use of significant unobservable inputs, including expected volatility. Significant inputs used in the valuation as of the date of issuance included a stock price of $1.05, exercise prices of $0.00001 for the Pre-Funded Warrants, $0.60 for Investor Warrant A, $0.65 for Investor Warrant B, and $0.73 for the Placement Agent Warrants, an expected term of five years for each of the Warrants, an expected dividend yield of 0%, a risk-free interest rate of 3.7%, and expected volatility of 68.80%, in each case consistent with the remaining contractual term of the applicable instrument. Applying these assumptions, the Company estimated a value of $1.0499 per Pre-Funded Warrant, $0.7461 per Investor Warrant A, $0.7304 per Investor Warrant B, and $0.7069 per Placement Agent Warrant, resulting in aggregate fair values of $24,137,587 for the Pre-Funded Warrants, $18,167,887 for Investor Warrant A, $17,785,580 for Investor Warrant B, and $1,377,034 for the Placement Agent Warrants.

August 2025 Class A Ordinary Share Retirement

During the year ended March 31, 2026, the Company retired 18,500,000 Class A Ordinary Shares held by one shareholder for a total cash payment of $7,000,000. The Company accounted for the retirement in accordance with ASC 505-30-30-8, as amended by ASU 2025-12, Codification Improvements, which the Company early adopted for the year ended March 31, 2026, as permitted by the standard’s transition guidance allowing early adoption annual periods for which consolidated financial statements have not yet been issued. Pursuant to its elected accounting policy under the amended guidance, the Company records the excess of the repurchase price over the par value of retired shares entirely as a reduction of additional paid-in capital, to the extent additional paid-in capital does not become negative. As the Company had sufficient additional paid-in capital, the full $7,000,000 payment less the par value of the shares retired in the amount of $185 was recorded as a reduction of additional paid-in capital within shareholders’ equity.

October 2025 Offering

The Company completed a private placement (the “Offering”) of its Class A Ordinary Shares, together with pre-funded warrants in lieu of shares, and warrants to purchase Class A Ordinary Shares, for aggregate gross proceeds of $23,885,000, before deducting the issuance costs. The Offering closed in two tranches: an initial closing on October 28, 2025, at which the Company issued Class A Ordinary Shares, and a subsequent closing on November 3, 2025, at which the Company issued Pre-Funded Warrants in lieu of shares, together with the Investor Warrants and the Placement Agent Warrants.

The Offering consisted of the sale of units, each unit comprised of one Class A Ordinary Share (or, at the purchaser’s election, one pre-funded warrant in lieu of one share) and a warrant to purchase one Class A Ordinary Share (the “Investor Warrant”), at a combined offering price of approximately $1.375 per unit. In connection with the Offering, the Company also issued warrants to its placement agent, as partial compensation for services rendered (the “Placement Agent Warrants,” and together with the Pre-Funded Warrants and the Investor Warrants, the “Warrants”).

In total, the Company issued 727,272 Class A Ordinary Shares and 16,643,636 pre-funded warrants exercisable for Class A Ordinary Shares (the “Pre-Funded Warrants”), together with 17,370,908 Investor Warrants and 1,389,673 Placement Agent Warrants. The Class A Ordinary Shares were issued on October 28, 2025, and the Pre-Funded Warrants, the Investor Warrants, and the Placement Agent Warrants were issued on November 3, 2025. The Investor Warrants and the Placement Agent Warrants have a term of five years from the date of issuance. The Pre-Funded Warrants do not have a stated expiration date and remain exercisable until exercised in full (the “Termination Date”).

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

14. Shareholders’ Equity (cont.)

The Pre-Funded Warrants are exercisable at any time after issuance at a nominal exercise price equal to the par value of the Class A Ordinary Shares and do not require cashless exercise. The Investor Warrants are exercisable at $1.50 per share and permit cashless (net share settlement) exercise at the holder’s election and are subject to an exercise price reset feature, described below. The Placement Agent Warrants are exercisable at $1.375 per share, also permit cashless exercise, and are likewise subject to the reset feature.

Each of the Investor Warrants and the Placement Agent Warrants contains an exercise price reset feature, pursuant to which the exercise price is subject to downward adjustment (but not above the original exercise price) if the Company subsequently issues Class A Ordinary Shares or Ordinary Share equivalents at an effective price per share below the then-current exercise price, subject to a floor price of $1.50. The Pre-Funded Warrants do not contain a reset feature.

The Company evaluated the Warrants under ASC 480, Distinguishing Liabilities from Equity, and ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity, to determine whether the Warrants should be classified as liabilities or as equity.

The Company concluded that the Warrants do not fall within the scope of ASC 480, as they are not mandatorily redeemable, do not obligate the Company to repurchase its own shares, and are not indexed to an obligation to issue a variable number of shares based on a fixed monetary amount known at inception. The Company further concluded that the Warrants are indexed to the Company’s own stock and satisfy the equity classification criteria of ASC 815-40-25.

In reaching this conclusion, the Company specifically considered the exercise price reset (down round protection) feature contained in the Investor Warrants and the Placement Agent Warrants. Under ASC 815-40, a down round feature, by itself, does not preclude a freestanding financial instrument that is indexed to and potentially settled in an entity’s own stock from qualifying for equity classification. Accordingly, the presence of the reset feature did not affect the Company’s equity classification conclusion. All other terms of the Warrants were also assessed against the fixed-for-fixed criteria and other conditions in ASC 815-40-25 and were determined to be consistent with equity classification. As equity-classified instruments, the Warrants are not subject to remeasurement in subsequent periods.

Allocation of Proceeds

The Offering involved the issuance of multiple equity-classified instruments — Class A Ordinary Shares, Pre-Funded Warrants, and Investor Warrants — for a single, non-allocated aggregate purchase price. The Company allocated the gross proceeds among the individual components on a relative fair value basis. The fair value of each component was estimated as of the date of issuance using option-pricing model for the Pre-Funded Warrants, the Investor Warrants and Placement Agent Warrants.

The fair value of the Class A Ordinary Shares issued was $2,116,362, representing approximately 2% of the aggregate fair value of the components subject to allocation. The fair value of the Pre-Funded Warrants was $72,897,744, or approximately 54% of the aggregate estimated fair value, and the fair value of the Investor Warrants was $60,106,464, or approximately 44% of the aggregate estimated fair value, together totaling approximately $135,120,570. Applying these relative fair value percentages to the $23,885,000 of gross proceeds resulted in allocated gross proceeds of $374,105 to the Class A Ordinary Shares, $12,885,992 to the Pre-Funded Warrants, and $10,624,903 to the Investor Warrants.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

14. Shareholders’ Equity (cont.)

The issuance costs

The Company incurred cash offering costs of approximately $3,085,800, consisting of placement agent cash fees, legal, and other direct incremental costs of the Offering. In addition, the Company issued the Placement Agent Warrants, described above, as partial compensation for placement agent services. Those specific incremental costs directly attributable to the Offering — including the estimated grant-date fair value of the Placement Agent Warrants of $4,888,289 — were charged against the gross proceeds as a reduction of equity. Total issuance costs recognized as a reduction of equity were in the amount of $7,974,089, consisting of the $3,085,800 of cash costs and the $4,888,289 fair value of the Placement Agent Warrants.

Total issuance costs were allocated to the individual equity components on the same relative fair value basis used to allocate gross proceeds, resulting in $124,896 allocated to the Class A Ordinary Shares, $4,302,033 allocated to the Pre-Funded Warrants, and $3,547,160 allocated to the Investor Warrants. The issuance of the Placement Agent Warrants had no net effect on total shareholders’ equity, as the offsetting fair value was recorded within additional paid-in capital.

Net Amounts Recorded in Equity

After allocation of the issuance costs, the Company recorded net amounts within shareholders’ equity of $249,209 attributable to the Class A Ordinary Shares, $8,583,959 attributable to the Pre-Funded Warrants, and $7,077,743 attributable to the Investor Warrants, for a total of $15,910,911, representing gross proceeds of $23,885,000 less total issuance costs of $7,974,089.

The net amount recorded for the Class A Ordinary Shares was allocated between share capital, at par value, and additional paid-in capital. The net amounts recorded for the Pre-Funded Warrants, the Investor Warrants, and the Placement Agent Warrants were recorded within additional paid-in capital, as these instruments are equity-classified.

Fair Value Measurement

The fair value of the Class A Ordinary Shares issued was based on the Company’s closing stock price on the date of issuance of $2.91 per share, reflecting the closing stock price on October 28, 2025, the date those shares were issued. The fair value of the Pre-Funded Warrants, the Investor Warrants, and the Placement Agent Warrants was estimated using the Black-Scholes option-pricing model, which the Company classifies as a Level 3 fair value measurement within the fair value hierarchy established by ASC 820, Fair Value Measurement, due to the use of significant unobservable inputs, including expected volatility. Significant inputs used in the valuation as of November 3, 2025, the date those instruments were issued, included a stock price of $4.38, exercise prices of $0.0001 for the Pre-Funded Warrants, $1.50 for the Investor Warrants, and $1.375 for the Placement Agent Warrants, an expected term of five years for each of the Warrants, an expected dividend yield of 0%, a risk-free interest rate of 3.7%, and expected volatility of 66.40% for the Pre-Funded Warrants and 66.00% for the Investor Warrants and the Placement Agent Warrants, in each case consistent with the remaining contractual term of the applicable instrument. Applying these assumptions, the Company estimated a value of $4.3799 per Pre-Funded Warrant, $3.4602 per Investor Warrant, and $3.5176 per Placement Agent Warrant, resulting in aggregate fair values of $72,897,744 for the Pre-Funded Warrants, $60,106,464 for the Investor Warrants, and $4,888,289 for the Placement Agent Warrants.

January 2026 Warrant Exchange

On January 23, 2026, the Company entered into an exchange agreement with the holders of the Investor Warrant A and the Investor Warrant B, each originally issued in the Company’s August 2025 Offering (as described above), pursuant to which such holders exchanged their Investor Warrant A and Investor Warrant B for new warrants to purchase 47,326,025 Series A Ordinary Shares (the “Series A Warrants”). The Series A Warrants are exercisable at a nominal exercise price, and the underlying Series A Ordinary Shares are convertible into Class A Ordinary Shares on a one-for-one basis at the holder’s election, pursuant to Article 2.9(b) of the Company’s Amended and Restated Memorandum and Articles of Association.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

14. Shareholders’ Equity (cont.)

The Company evaluated the exchange under ASC 815-40-35, Derivatives and Hedging — Contracts in Entity’s Own Equity, which addresses the accounting for modifications or exchanges of freestanding equity-classified written call options. The Company concluded that the Series A Warrants are equity-classified, consistent with the classification of the Investor Warrant A and the Investor Warrant B immediately prior to the exchange. Because the Investor Warrant A and the Investor Warrant B remained equity-classified both before and after the exchange, the Company measured the effect of the exchange as the excess, if any, of the fair value of the Series A Warrants immediately after the exchange over the fair value of the Investor Warrant A and the Investor Warrant B immediately before the exchange.

The fair value of the Investor Warrant A and the Investor Warrant B immediately before the exchange, estimated using the Black-Scholes option-pricing model, was $76,298,179 and $75,588,516, respectively, for a combined fair value of $151,886,695. The fair value of the Series A Warrants immediately after the exchange was $168,480,649, based on 47,326,025 Series A Warrants and the Company’s closing stock price of $3.56 per share on January 23, 2026. The excess of the fair value of the Series A Warrants over the combined fair value of the Investor Warrant A and the Investor Warrant B immediately before the exchange was $16,593,954.

Because the exchange did not involve the receipt of goods or services from the warrant holders, was not undertaken in connection with the issuance of new debt or equity, and did not involve a modification of an award held by an employee or director, the Company recognized the $16,593,954 excess as a deemed dividend. The deemed dividend was recorded as a reduction of retained earnings and a corresponding increase to additional paid-in capital, with no net effect on total shareholders’ equity and no effect on the Company’s net income (loss). The deemed dividend was reflected as an adjustment in the Company’s computation of net income (loss) attributable to holders of Class A Ordinary Shares for purposes of earnings per share.

Each Series A Preferred Share is convertible at the option of the holder, at any time after issuance and without payment of any additional consideration, into one Class A Ordinary Share, subject to certain anti-dilution adjustments described in the Company’s Memorandum and Articles, pursuant to which the conversion ratio is subject to downward adjustment and other customary adjustments for share splits, recapitalizations, reorganizations, and similar transactions. The Series A Preferred Shares do not contain a mandatory or contingent redemption feature. Settlement of conversions of Series A Convertible Preferred Shares is required to be made solely through the issuance of ordinary shares; the Company does not have the option, and holders do not have the right, to settle conversions in cash or other assets.

The Company evaluated the Series A Preferred Shares under ASC 480, Distinguishing Liabilities from Equity, and ASC 480-10-S99-3A, Accounting for Redeemable Equity Instruments, and concluded that the Series A Preferred Shares should be classified within permanent equity, as the Series A Preferred Shares do not contain any feature that would require or permit redemption at the option of the holder, upon the occurrence of an event outside the Company’s control, or otherwise. The Company also evaluated the conversion feature within the Series B Preferred Shares under ASC 815-15, Derivatives and Hedging — Embedded Derivatives, and concluded that the conversion feature is indexed to the Company’s own stock and would be classified within stockholders’ equity if freestanding, and therefore qualifies for the scope exception in ASC 815-10-15 and does not require bifurcation as a separate embedded derivative.

Fair Value Measurement

The fair value of the Investor Warrant A and the Investor Warrant B immediately before the exchange was estimated using the Black-Scholes option-pricing model, which the Company classifies as a Level 3 fair value measurement within the fair value hierarchy established by ASC 820, Fair Value Measurement, due to the use of significant unobservable inputs, including expected volatility. Significant inputs used in the valuation as of January 23, 2026 included a stock price of $3.56, exercise prices of $0.60 for the Investor Warrant A and $0.65 for the Investor Warrant B, a remaining expected term of 4.60 years for each warrant, an expected dividend yield of 0%, a risk-free interest rate of 3.8%, and expected volatility of 71%, in each case consistent with the remaining contractual term of the applicable instrument. Applying these assumptions, the Company estimated a value of $3.1335 per Investor Warrant A and $3.1043 per Investor Warrant B. The fair value of the Series A Warrants immediately after the exchange was based on the Company’s closing stock price of $3.56 per share on January 23, 2026, consistent with the nominal exercise price of the Series A Warrants.

Series B Preferred Share Financing (February and March 2026)

On February 13, 2026, the Company completed an initial closing of a private placement of its Series B Preferred Shares (the “Series B Financing”), pursuant to which the Company issued 6,322 Series B Preferred Shares at a price of $5,000 per share, for gross proceeds of $31,590,000, before deducting issuance costs. On March 26, 2026, the Company completed an additional closing of the Series B Financing, pursuant to which the Company issued 120 Series B Preferred Shares at a price of $5,000 per share, for gross proceeds of $600,000, before deducting issuance costs. In connection with each closing, the Company also issued warrants to its placement agent, as partial compensation for services rendered (the “Placement Agent Warrants”).

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

14. Shareholders’ Equity (cont.)

In connection with the initial closing, the Company issued 789,750 Placement Agent Warrants, and in connection with the additional closing, the Company issued 15,000 Placement Agent Warrants. The Placement Agent Warrants have a term of five years from the date of issuance, are exercisable into Class A Ordinary Shares at $2.40 per share, permit cashless exercise, and are subject to an exercise price reset feature, pursuant to which the exercise price is subject to downward adjustment (but not above the original exercise price) if the Company subsequently issues Class A Ordinary Shares or Ordinary Share equivalents at an effective price per share below the then-current exercise price, subject to a floor price of $1.50.

Each Series B Preferred Share is convertible into Class A Ordinary Shares at a conversion price of $2.40 per share, subject to certain anti-dilution adjustments described in the Company’s Memorandum and Articles, pursuant to which the conversion price is subject to downward adjustment, subject to a floor of $1.50 per share, and other customary adjustments for share splits, recapitalizations, reorganizations, and similar transactions. The Series B Preferred Shares do not contain a mandatory or contingent redemption feature. Settlement of conversions of Series B Convertible Preferred Shares is required to be made solely through the issuance of ordinary shares; the Company does not have the option, and holders do not have the right, to settle conversions in cash or other assets.

The Company evaluated the Series B Preferred Shares under ASC 480, Distinguishing Liabilities from Equity, and ASC 480-10-S99-3A, Accounting for Redeemable Equity Instruments, and concluded that the Series B Preferred Shares should be classified within permanent equity, as the Series B Preferred Shares do not contain any feature that would require or permit redemption at the option of the holder, upon the occurrence of an event outside the Company’s control, or otherwise. The Company also evaluated the conversion feature within the Series B Preferred Shares under ASC 815-15, Derivatives and Hedging — Embedded Derivatives, and concluded that the conversion feature is indexed to the Company’s own stock and would be classified within stockholders’ equity if freestanding, and therefore qualifies for the scope exception in ASC 815-10-15 and does not require bifurcation as a separate embedded derivative. The Company evaluated the Placement Agent Warrants under ASC 480 and ASC 815-40, consistent with its evaluation of the placement agent warrants issued in the Company’s prior offerings, and concluded that the Placement Agent Warrants are equity-classified. The exercise price reset feature contained in the Placement Agent Warrants did not affect this conclusion, consistent with ASC 815-40.

The Company allocated the gross proceeds from each closing entirely to the Series B Preferred Shares, net of the issuance costs described below. The estimated grant-date fair value of the Placement Agent Warrants was recognized as an issuance cost, as described below.

In connection with the initial closing, the Company incurred cash issuance costs of $3,406,150, and issued Placement Agent Warrants with an estimated grant-date fair value of $1,530,138, for total issuance costs of $4,936,288. In connection with the additional closing, the Company incurred cash issuance costs of $50,200, and issued Placement Agent Warrants with an estimated grant-date fair value of $32,963, for total issuance costs of $83,163. Consistent with the Company’s accounting for issuance costs in its prior offerings, these costs were charged against the gross proceeds as a reduction of equity.

After deducting total issuance costs of $4,936,288, the Company recorded net amount of $26,774,962 from the initial closing within shareholders’ equity, attributable to the Series B Preferred Shares. After deducting total issuance costs of $83,163, the Company recorded net amount of $516,837 from the additional closing within shareholders’ equity, also attributable to the Series B Preferred Shares. The fair value of the Placement Agent Warrants issued in connection with each closing was recorded within additional paid-in capital, as these instruments are equity-classified.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

14. Shareholders’ Equity (cont.)

Fair Value Measurement

The fair value of the Placement Agent Warrants issued in connection with the initial closing and the additional closing was estimated using the Black-Scholes option-pricing model, which the Company classifies as a Level 3 fair value measurement within the fair value hierarchy established by ASC 820, Fair Value Measurement, due to the use of significant unobservable inputs, including expected volatility. Significant inputs used in the valuation of the 789,750 Placement Agent Warrants issued on February 13, 2026 included a stock price of $2.94, an exercise price of $2.40, an expected term of five years, an expected dividend yield of 0%, a risk-free interest rate of 3.6%, and expected volatility of 72%, resulting in an estimated value of $1.9363 per warrant and an aggregate fair value of $1,530,138. Significant inputs used in the valuation of the 15,000 Placement Agent Warrants issued on March 26, 2026 included a stock price of $3.21, an exercise price of $2.40, an expected term of five years, an expected dividend yield of 0%, a risk-free interest rate of 4.1%, and expected volatility of 73%, resulting in an estimated value of $2.1976 per warrant and an aggregate fair value of $32,963.

Warrants

Warrant activity during the year ended March 31, 2026 is indicated below:

	Pre-Funded Warrants	Investor Warrant A	Investor Warrant B	Investor Warrants (Oct 2025)	Placement Agent Warrants	Total
As at March 31, 2025	-	-	-	-	-	-
Issued — August 2025 Offering	22,990,000	24,349,314	24,349,314	-	1,947,945	73,636,573
Issued — October 2025 Offering	16,643,636	-	-	17,370,908	1,389,673	35,404,217
Exchanged — January 2026	-	(24,349,314)	(24,349,314)	-	-	(48,698,628)
Exercise	(3,670,000)	-	-	-	-	(3,670,000)
Issued — Series B Financing	-	-	-	-	804,750	804,750
Issued — March 2026 Convertible Notes	-	-	-	-	652,500	652,500
As at March 31, 2026	35,963,636	-	-	17,370,908	4,794,868	58,129,507
Exercise Price	$0.00001 (par)	-	-	$1.50	$0.73–$2.40
Expiration Date	No stated expiration / 5years	-	-	Nov-30	August 2030–March 2031

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

14. Shareholders’ Equity (cont.)

Share Award

During the year ended March 31, 2026, the Company granted certain share award to a director of the Company. The Initial Equity Award consists of 3,000,000 Class A ordinary shares granted to the Executive, vesting in four equal quarterly installments beginning on the Effective Date (January 1, 2026). For the fiscal year ended March 31, 2026, the first installment of 750,000 shares (25% of the total award) vested on March 31, 2026.

The fair value of the shares vested was determined by using the number of shares vested multiplying grant date market price of the Company’s Class A ordinary shares. The first installment of 750,000 shares and corresponding fair value in the amount of $2,235,000 was recorded under Class A Shares to be Issued.

This table details the changes in the unvested shares for the fiscal year ended March 31, 2026:

Non-vested Class A Ordinary Shares Activity

Non-vested Shares	Number of Shares	Weighted- Average Grant-Date Fair Value
Unvested at April 1, 2025	—	$—
Granted	3,000,000	$2.98
Vested	(750,000)	$2.98
Forfeited / Cancelled	—	$—
Unvested at March 31, 2026	2,250,000	$2.98

Share-Based Compensation Expense recognized in the Consolidated Statements of Operations and Comprehensive Income

Year ended March 31, 2026
General and administrative expenses	$2,235,000
Total share-based compensation expense	$2,235,000
Income tax benefit related to share-based compensation	—

As of March 31, 2026, total unrecognized compensation expense related to unvested Class A ordinary share awards was $6,705,000, which is expected to be recognized over a weighted-average period of 0.75 years. The total fair value of shares vested during the year ended March 31, 2026 was $2,235,000.

Cash dividend

No dividend was paid, proposed or declared for the ordinary shareholders of the Company for the year ended March 31, 2026 (2025: US$Nil).

15. Employee Benefit Plans

Employees of the Company located in Hong Kong participate in a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Group has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by an independent fund manager. The Company and its employees are each required to make contributions to the scheme calculated at 5% of the employees’ basic salaries on monthly basis, subject to a cap of monthly relevant income of HK$30,000 (US$3,844).

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

15. Employee Benefit Plans (cont.)

Defined Benefit Pension Plan

Employment Ordinance of the Laws of Hong Kong requires employers to assure the liability of severance payment if an employee who has been working for the employer for not less than 24 months under a continuous contract is, due to redundancy, dismissed, laid off, or upon expiry of a fixed-term employment contract. The ordinance also requires employers to assure the liability of long service payment if an employee who has been working for the employer for not less than 5 years under a continuous contract is dismissed, dies, resigns on ground of ill health or on or after 65 years old, or upon expiry of a fixed-term employment contract. There were 73, 127 and 236 employees as of March 31, 2026, 2025 and 2024, respectively.

The following table sets forth a summary of net periodic benefit cost for the years ended March 31, 2026, 2025 and 2024:

	Year Ended March 31,
	2026	2025	2024
Interest cost	$542	$1,390	4,004
Current service cost	6,197	17,416	39,295
Gain on settlement	(34,373)	(81,046)	(18,150)
Recognized net actuarial (gains) losses	500	(23,832)	12,715
Net periodic benefit cost	$(27,134)	$(86,072)	37,864

	2026	2025	2024
Actuarial assumptions used to determine net cost:
Discount rate	2.27% - 3.58%	2.88% - 3.64%	3.48% – 4.30%
Expected return on assets	4.00%	3.00% - 3.64%	3.48% – 4.30%
Rate of increase in salary	2.50%	2.50%	2.50%

Undiscounted Future benefit payments under the plans for the next ten years are estimated as follows:

For the year ending March 31,
2027	$41,280
2028	—
2029	—
2030	9,445
2031	11,366
2032 – 2036	85,124
Total	$147,215

The following tables provide a reconciliation of the changes in the benefit obligations for the years ended March 31, 2026, 2025 and 2024, and a summary of the funded status as of March 31, 2026 and 2025:

	Year Ended March 31,
	2026	2025	2024
Change in Benefit Obligations, (net)
Balance at beginning of year	$60,829	$146,191	$107,956
Interest cost	542	1,390	4,004
Current service cost	6,197	17,416	39,295
Gain on settlement	(34,373)	(81,046)	(18,150)
Benefit paid	(862)	—	—
Actuarial (gain) loss	500	(23,832)	12,715
Exchange difference	(349)	710	371
Balance at end of year	$32,484	$60,829	$146,191

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

15. Employee Benefit Plans (cont.)

	2026	2025
Gross long service payment obligation	$(48,522)	$(96,934)
Add: Attributed contributions	16,038	36,105
Total net unfunded amount recognized in consolidated balance sheets	$(32,484)	$(60,829)

Net unfunded amounts recognized in consolidated balance sheets consist of:
Current liabilities included in accrued expenses and other current liabilities	$(21,429)	$(26,467)
Long-term liabilities included in other long-term liabilities, net of current portion	(11,055)	(34,362)
Total net unfunded amount recognized in consolidated balance sheets	$(32,484)	$(60,829)

16. Convertible Notes

On March 26, 2026, the Company issued Senior Unsecured Convertible Notes with an aggregate principal amount of $16,575,000 (the “March 26 Notes”), for gross proceeds of $16,575,000, before deducting issuance costs. On March 31, 2026, the Company issued additional convertible notes with an aggregate principal amount of $3,000,000 (the “March 31 Notes,” and together with the March 26 Notes, the “Convertible Notes”), for gross proceeds of $3,000,000, before deducting issuance costs. In connection with each issuance, the Company also issued warrants to its placement agent, as partial compensation for services rendered (the “Placement Agent Warrants”).

In connection with the issuance of the March 26 Notes, the Company issued 552,500 Placement Agent Warrants, and in connection with the issuance of the March 31 Notes, the Company issued 100,000 Placement Agent Warrants. The Placement Agent Warrants have a term of five years from the date of issuance, are exercisable into Class A Ordinary Shares at $2.40 per share, permit cashless exercise, and are subject to an exercise price reset feature, pursuant to which the exercise price is subject to downward adjustment (but not above the original exercise price) if the Company subsequently issues Class A Ordinary Shares or Ordinary Share equivalents at an effective price per share below the then-current exercise price, subject to a floor price of $1.50.

The March 26 Notes mature on March 26, 2029, and the March 31 Notes mature on March 31, 2029 (each, an “Expiration Date”), unless earlier converted or redeemed. The Convertible Notes bear interest at a rate of 6% per annum (the “Applicable Coupon Rate”), provided that upon the occurrence of an Event of Default, the Applicable Coupon Rate increases to 15% per annum.

At the election of the holder, all or a portion of the outstanding principal amount of the Convertible Notes is convertible into Class A Ordinary Shares at a conversion price equal to the greater of (i) $2.40 per share and (ii) the price per share payable by the holders of the Company’s Series B Preferred Shares.

At any time beginning 18 months after the applicable issuance date, the Company has the right to redeem all or a portion of the amounts then outstanding under the Convertible Notes, upon at least 20 trading days’ prior written notice to the noteholder (a “Company Redemption Notice”). The redemption amount is equal to the outstanding principal balance, plus all accrued and unpaid interest, plus a redemption premium (the “Company Redemption Premium”). Following receipt of a Company Redemption Notice, the noteholder has 19 trading days to elect to convert all or any portion of the Convertible Notes in lieu of redemption.

The Company evaluated the Convertible Notes under ASC 480, Distinguishing Liabilities from Equity, and concluded that the Convertible Notes should be classified as a liability. The Convertible Notes contain a number of embedded features, including the optional conversion feature described above (pursuant to which the conversion price is the greater of $2.40 per share and the price per share payable by holders of the Series B Preferred Shares) and the optional redemption feature described above (pursuant to which the Company may redeem the Convertible Notes, subject to the noteholder’s right to convert in lieu of redemption). Management evaluated whether the Convertible Notes were issued with a substantial premium that would require separate recognition in additional paid-in capital, and determined that the Convertible Notes do not contain a substantial premium recorded in equity, because the net proceeds received by the Company did not exceed the principal amount of the Convertible Notes repayable at maturity. Based on this determination, and in lieu of separately identifying and bifurcating the embedded conversion and redemption features, the Company elected to account for the Convertible Notes in their entirety under the fair value option in accordance with ASC 825-10-15-4, Financial Instruments — Recognition — Scope and Scope Exceptions, pursuant to which the Convertible Notes are initially recognized at fair value and subsequently remeasured to fair value at each reporting date, with changes in fair value recognized in the Company’s statement of operations. Because the fair value option was elected, the Company did not separately account for or bifurcate any embedded features within the Convertible Notes, consistent with ASC 815-15-25-1(b) and ASC 815-15-25-4.

The Convertible Notes contain customary affirmative and negative covenants and events of default, including covenants related to legal existence, compliance with laws, periodic reporting, share reservation, restrictions on dividends, certain affiliate transactions, equity repurchases, amendments adverse to noteholder rights, and actions that could impair the Company’s obligations under the Convertible Notes. Events of default include, among others, nonpayment, bankruptcy or insolvency events, certain cross-defaults and judgments above $1.0 million, failure to timely deliver shares upon conversion, failure to timely file required SEC reports, material covenant breaches, and failure to maintain Nasdaq listing requirements. Upon an Event of Default, the interest rate increases from 6% to 15% per annum for so long as the default remains uncured, and the noteholders may exercise applicable remedies under the Convertible Notes. As of March 31, 2026, the Company was in compliance with the covenants under the Convertible Notes, and no Events of Default had occurred.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

16. Convertible Notes (cont.)

The Company evaluated the Placement Agent Warrants under ASC 480 and ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity, consistent with its evaluation of placement agent warrants issued in the Company’s prior offerings, and concluded that the Placement Agent Warrants are equity-classified. The exercise price reset feature contained in the Placement Agent Warrants did not affect this conclusion, consistent with ASC 815-40-15-7I.

At issuance, the fair value of the March 26 Notes and the March 31 Notes was determined to equal the gross proceeds received of $16,575,000 and $3,000,000, respectively, resulting in no gain or loss on initial recognition. The Company incurred cash issuance costs of $1,876,000 in connection with the March 26 Notes and $356,150 in connection with the March 31 Notes. In addition, the Company issued the Placement Agent Warrants described above, with an estimated grant-date fair value of $1,214,151 for the March 26 Notes and $209,503 for the March 31 Notes. Because the Convertible Notes are measured under the fair value option, transaction costs and other costs directly attributable to the issuance, including the fair value of the Placement Agent Warrants, are not deferred or capitalized, but are recognized immediately in earnings, consistent with ASC 825-10-25-3. Accordingly, the Company recognized a loss on issuance of $3,090,151 related to the March 26 Notes and $565,653 related to the March 31 Notes, for a combined loss on issuance of $3,655,804 in the Company’s consolidated statement of operations. The offsetting fair value of the Placement Agent Warrants of $1,214,151 and $209,503 was recorded within additional paid-in capital, as these instruments are equity-classified.

Subsequent Measurement

Fair Value Measurement

The fair value of the Convertible Notes was estimated using a binomial lattice model incorporating the notes’ key terms, including the 6.0% coupon, 3-year maturity, holder optional and default-related conversion features, and issuer/change-of-control redemption provisions. Significant inputs included a stock price of $3.09, a conversion price of $2.40, a risk-free rate of 3.77% (interpolated from U.S. Treasury rates), a discount rate of 13.4% based on a CCC-rated yield index reflecting the Company’s credit profile, and volatility of 40.0%, derived from a guideline public company analysis and adjusted for the conversion feature’s illiquidity. Because the new investor notes were issued in an arm’s-length transaction, a calibration discount of 30.9% was applied to the model-derived fair value of both note tranches so that the new investor notes’ fair value equaled transaction proceeds, consistent with the presumption that transaction price represents fair value at inception. Changes in these unobservable inputs, particularly volatility and the discount and calibration rates, could result in materially different fair value measurements. The Company classifies convertible notes as a Level 3 fair value measurement within the fair value hierarchy established by ASC 820, Fair Value Measurement, due to the use of significant unobservable inputs, including The Company remeasures the Convertible Notes to fair value at each reporting date, with changes in fair value recognized in earnings. As of March 31, 2026, the aggregate fair value of the Convertible Notes was $19,567,461, reflecting a decrease in fair value of $7,539 since issuance, which the Company recognized as a gain in the Company’s consolidated statement of operations for the year ended March 31, 2026.

The fair value of the Placement Agent Warrants was estimated using the Black-Scholes option-pricing model, which the Company classifies as a Level 3 fair value measurement within the fair value hierarchy established by ASC 820, due to the use of significant unobservable inputs, including expected volatility. Significant inputs used in the valuation of the 552,500 Placement Agent Warrants issued on March 26, 2026 included a stock price of $3.21, an exercise price of $2.40, an expected term of five years, an expected dividend yield of 0%, a risk-free interest rate of 4.1%, and expected volatility of 73%, resulting in an estimated value of $2.1976 per warrant and an aggregate fair value of $1,214,151. Significant inputs used in the valuation of the 100,000 Placement Agent Warrants issued on March 31, 2026 included a stock price of $3.09, an exercise price of $2.40, an expected term of five years, an expected dividend yield of 0%, a risk-free interest rate of 3.9%, and expected volatility of 74%, resulting in an estimated value of $2.0950 per warrant and an aggregate fair value of $209,503.

During the yar ended March 31, 2026, the Company accrued interest in the amount of US$16,348 related to the convertible notes and made nil payment, the accrued interest balance as at March 31, 2026 was US$16,348.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

17. Kin Chiu Development Acquisition

On November 17, 2025, the Company acquired 100% of the equity of Kin Chiu Development, a construction execution entity, from Lam Ngo Chiu, the Company’s CEO and Kin Chiu Development’s former owner, for nominal consideration of HK$1. The Company determined that KCD is a VIE, as its equity at-risk is insufficient to finance its operations without additional subordinated financial support, and that the Company is the primary beneficiary, as it has both the power to direct Kin Chiu Development ’s significant activities and the obligation to absorb losses or right to receive benefits through its 100% equity ownership. Accordingly, the Company consolidates Kin Chiu Development.

The Company further determined that KCD does not meet the definition of a business under ASC 805, as substantially all of the fair value of the assets acquired was concentrated in a single asset group (property and equipment). Consistent with ASC 810-10-30-3, the assets acquired and liabilities assumed were recognized and measured at fair value using the guidance in ASC 805-20, as follows:

Asset / Liability	Allocated Cost
Cash	$1,763
Property and equipment	$26,521
Total assets	$28,284

Accrued and other payables	$26,061
Total liabilities	$26,061

Net assets acquired	$2,223
Consideration transferred	$-
Gain recognized (other income)	$2,223

Asset / Liability	Allocated Cost
Cash	$1,763
Property and equipment	$26,521
Total assets	$28,284

Accrued and other payables	$26,061
Total liabilities	$26,061

Net assets acquired	$2,223
Consideration transferred	$-
Gain recognized (other income)	$2,223

As nominal consideration was effectively paid, the Company recognized a gain of $2,223, representing the excess of the fair value of net assets acquired over consideration transferred, within other income. The acquisition was determined to be immaterial to the Company’s consolidated financial statements.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024

(Expressed in United States Dollars (“US$”))

18. Commitments and Contingencies

Commitments

As at March 31, 2026, the Company has capital commitment of US$17,000,000 for investment in Reemag (Note 20). As at March 31, 2025, the Company did not have any significant capital and other commitments.

Contingencies

Legal Proceedings

The Company is involved in several legal proceedings in which damages and claims have been asserted against it. The Company’s management and legal counsel believe that it has a number of valid defenses to such proceedings and claims and intend to vigorously defend itself. The Company do not believe that any such matters will have a material adverse effect on its financial position, results of operations, or liquidity as many of these employee related claims are covered under the Company’s insurance covers. The Company record a loss contingency if the potential loss from a proceeding or claim is considered probable and the amount can be reasonably estimated or a range of loss can be determined. Based on the current status of these proceedings, the Company has not recorded a loss contingency, as any potential loss is not considered probable and reasonably estimable, and the Company is unable to estimate a range of reasonably possible loss. The Company provide disclosure when it is reasonably possible that a loss will be incurred in excess of any recorded provision. Significant judgment is required in these determinations. As additional information becomes available, the Company reassess prior determinations and may change our estimates. Additional claims may be asserted against the Company in the future. Litigation is subject to many uncertainties, and the outcome of litigation is not predictable with assurance. It is possible that a litigation matter for which liabilities have not been recorded could be decided unfavorably to the Company, and that any such unfavorable decision could have a material adverse effect on our financial position, results of operations, or liquidity.

19. Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”), Mr. Ngo Chiu Lam (CEO and director of the Company), for making decisions, allocating resources and assessing performance.

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

The significant expenses reviewed by the CODM are consolidated operating expenses, as presented in the consolidated statement of operations and comprehensive income. Consolidated operating expenses include general and administrative expenses and allowance for expected credit losses. General and administrative expenses include staff costs (including directors’ remuneration) US$1,133,708, US$687,695 and $506,890 for the years ended March 31, 2026, 2025 and 2024, respectively and depreciation and amortization expense US$144,669, US$356,025 and US$448,986 for the years ended March 31, 2026, 2025 and 2024, respectively, see Note 7 “Property, Plant and Equipment, net” and Note 8, “Leases”. Other segment items consist of interest expense and other income, as presented in the consolidated statement of operations

Other segment items for the years ended March 31, 2026, 2025 and 2024, income totaled US$19,966,422 and expenses totaled US$652,702 and US$541,328, respectively, and consisted of:

Interest expense of US$771,946, US$891,379 and US$733,220, respectively

Fair value loss of derivative liabilities of US$3,648,265, US$nil and US$nil, respectively.

Fair value gain of other investments of US$23,437,041, US$nil and US$nil, respectively.

Other income, net of US$949,592, $238,677 and $191,892, respectively, primarily related to gain on acquisition of subsidiary, consultancy fee income from joint ventures, gain from benefit obligations of the employee benefit plans, distribution fee income.

The CODM does not utilize consolidated balance sheet information when evaluating performance or allocating resources.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024

(Expressed in United States Dollars (“US$”))

19. Segment Reporting (cont.)

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. For the year ended March 31, 2026, 100% of the Company’s total revenue contributed within Hong Kong, and 64%, 34% and 2% of the Company’s total assets contributed within Hong Kong, Kazakhstan and United States, respectively; for the years ended March 31, 2025 and 2024, revenue and assets within Hong Kong contributed 100% of the Company’s   total revenue. The single segment represents the Company’s core business as an Approved Public Works Contractor undertaking roads and drainage to its customers in Hong Kong.

The following table presents revenue by sector for the years ended March 31, 2026, 2025 and 2024, respectively:

	Year Ended March 31,
	2026	2025	2024
Revenue
Public	$50,111,828	$46,009,519	$48,298,181
Private	—	—	523,438
Total revenue	$50,111,828	$46,009,519	$48,821,619

20. Subsequent Events

(i) On March 29, 2026, QLE entered into a securities exchange agreement with Dablam LP, pursuant to which QLE assigned and transferred 1,995,000 Class B Ordinary Shares to Dablam LP in exchange for the concurrent assignment and transfer by Dablam LP of 1,995,000 Class A Ordinary Shares to QLE.

As of the date of this report, the share exchange has not yet been reflected in the records of the Company’s transfer agent. The Company is working with the transfer agent to update its records accordingly. Notwithstanding the pending administrative update, the share exchange became effective on March 29, 2026, in accordance with the terms of the securities exchange agreement, and the Company has reflected the resulting change in share ownership in its records as of that date.

(ii) On April 30, 2026, the Company entered into a transaction agreement (the “Transaction Agreement”) with SKBL Merger Sub Inc., a Cayman Islands exempted company with limited liability (“SKBL Merger Sub”), Cove Kaz Capital Group LLC, a Delaware limited liability company (“Cove Kaz”), and Kaz Resources LLC, a Delaware limited liability company (“KRLLC”). Defined terms used in this report that are not otherwise defined shall have the meaning ascribed to them in the Transaction Agreement.

For the purpose of engaging in the transactions contemplated by the Transaction Agreement, (i) Cove Kaz incorporated SKBL Merger Sub, a newly incorporated Cayman Islands exempted company with limited liability that is wholly owned by Cove Kaz; and (ii) KRLLC will form AIFC NewCo as a newly incorporated private company in the Astana International Financial Centre (“AIFC NewCo”). KRLLC owns 100% of the issued and outstanding participatory interests (the “KCMLLP Interests”) in Kaz Critical Minerals LLP, a limited liability partnership incorporated and existing under the laws of Republic of Kazakhstan (“KCMLLP”). Prior to the Closing Date, and subject to the terms and conditions set forth in the Transaction Agreement, KCMLLP will merge with and into AIFC NewCo, with AIFC NewCo being the surviving entity in such merger. The Transaction Agreement includes several conditions to closing including government and regulatory approvals, some of which are outstanding as of the date hereof.

On April 21, 2026, the Company also entered into a loan agreement with Cove Kaz, pursuant to which the Company provided a loan to Cove Kaz in the sum of US$23,100,000 (the “Principal”), which shall be repaid to the Company with simple interest accrued on the Principal at a rate equal to 10% per annum from the date of this loan until the Principal and all interest accrued thereon is paid. On June 2, 2026, the Company, entered into a convertible loan agreement with Cove Kaz. The Convertible Loan Agreement supersedes the loan agreement between the Company and Cove Kaz dated April 21, 2026. Pursuant to the Convertible Loan Agreement, the Company agrees to make available to Cove Kaz a loan facility in an aggregate amount of up to US$45,000,000 (the “Commitment”), of which the sum of US$23,100,000 was loaned to Cove Kaz on April 22, 2026 (the “Initial Advance”). The remaining undrawn portion of the Commitment, equal to US$21,900,000, may be drawn from time to time by Cove Kaz in accordance with the procedure set out in the Convertible Loan Agreement (each such advance, together with the Initial Advance, an “Advance,” and the aggregate outstanding principal amount of all Advances from time to time, the “Principal”). The Principal shall be repaid to the Company with simple interest accrued on the outstanding Principal at a rate equal to 10% per annum from the date each Advance is made until the Principal and all interest accrued thereon is paid. On June 10, 2026, the sum of US$21,900,000 was loaned to Cove Kaz.

(iii) On May 14, 2026, Skyline Builders Group Holding Limited, a Cayman Islands exempted company with limited liability (the “Company”), entered into an assignment and assumption agreement (the “Assignment and Assumption Agreement”) with Reemag LLC (“Reemag”) and American Ventures LLC, Series XLVIII Remag, an independent third party (the “Assignee”). Pursuant to the Assignment and Assumption Agreement, the Company has agreed to sell, transfer, and assign to the Assignee (i) its full 13.09% LLC membership interest in Reemag, (ii) certain future rights and obligations of the Company to acquire additional membership interests in Reemag under that certain Subscription Agreement between the Company and Reemag dated as of November 26, 2025, as amended by that certain First Amendment to Subscription Agreement dated as of March 26, 2026 (as so amended, the “Amended Subscription Agreement”), and (iii) all other rights and obligations of the Company under the Amended Subscription Agreement, in consideration for a cash payment to the Company of $3,000,000. The consideration is received by the Company and no fair value gain or loss was recognized from the assignment.

(iv) After year end and up to date of these consolidated financial statements, the Company issued 150,000 Class A Ordinary shares pursuant to warrants holders exercise of pre-funded warrants and issued 350,613 Class A Ordinary shares pursuant to warrants holders exercise of placement agent warrants and received proceeds in the amount of $263,846. Also, the pre-funded warrants holders exercised 400,000 pre-funded warrants to acquire 400,000 Class A Ordinary Shares, as of the date of these consolidated financial statements, the 400,000 Class A Ordinary Shares has not yet been reflected in the records of the Company’s transfer agent. The Company is working with the transfer agent to update its records accordingly.

(v) On August 17, 2026, the Company acquired two highly prospective gold and silver mineral properties in Nevada for an aggregate purchase price of US$136,000. The two properties acquired are (i) Mill Creek, an early-stage gold exploration project acquired from Paramount Gold (NYSE: PZG), and (ii) Irwin Mine, a past-producing property with historic high-grade intrusive-related gold and silver. Both mineral properties are at an early stage of exploration.

The Company has assessed all events from March 31, 2026, up through the date that these consolidated financial statements are available to be issued, and there […]