Form 20-F/A
period 2026-03-31
Skyline Builders Group Holding Ltd
filed 2026-08-21
CIK 2031009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐ Yes ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended March 31, 2026, which was originally filed with the Securities and Exchange Commission on August 17, 2026 (the “Annual Report”). The purpose of this Form 20-F/A is (i) to correct certain clerical data entry errors that inadvertently occurred on editing in the initial submission, and (ii) to file the iXBRL (Inline eXtensible Business Reporting Language) data files that were omitted from the initial submission.

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above or herein. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report.

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

Our controlling shareholder, Dablam LP, holds 1,995,000 Class B Ordinary Shares, collectively representing 71.4% of the aggregate voting power of our issued and outstanding ordinary shares. As a result of our current share structure and the concentration of ownership, Dablam LP will hold considerable influence over corporate matters requiring shareholder approval and will independently control the operations of the Company, including without limitation, electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

Our controlling shareholder may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Because our controlling shareholder, Dablam LP, has considerable influence over our corporate matters, its interests may differ from the interests of our company as a whole. The controlling shareholder could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Currently, we do not have any arrangements to address potential conflicts of interest between the controlling shareholder and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could disrupt our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Dablam LP holds 1,995,000 Class B Ordinary Shares, collectively representing 71.4% of the aggregate voting power of our issued and outstanding share capital. Accordingly, we are, and for so long as Dablam LP continues to hold more than 50% of the voting power for the election of directors, will continue to be, a “controlled company” as defined under the Nasdaq Stock Market Rules. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from Nasdaq’s corporate governance requirements, including:

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

On August 29, 2025, the Company closed a brokered private placement (the “August 2025 Private Placement”) of 1,359,314 Class A Ordinary Shares, 22,990,000 prefunded warrants to purchase Class A Ordinary Shares, Class A Ordinary Share Purchase Warrant As to purchase up to 24,349,314 Class A Ordinary Shares (the “A Warrants”), and Class A Ordinary Share Purchase Warrant Bs to purchase up to 24,349,314 Class A Ordinary Shares (the “B Warrants”). The Company received gross proceeds of approximately $17,775,000 from the August 2025 Private Placement, before deducting fees and expenses. The Company used approximately $7,000,000 of the proceeds from the August 2025 Private Placement to retire 18,500,000 Class A Ordinary Shares owned by Supreme Development (BVI) Holdings Limited, a company beneficially owned by Mr. Ngo Chiu Lam, Chief Executive Officer. The remaining proceeds were allocated for general working capital and other general corporate purposes. Following the completion of the offering and related transactions, Quantum Leap Energy LLC became the controlling shareholder of the Company. The 1,995,000 Class B Ordinary Shares were subsequently sold to Dablam LP in December 2025.

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

	2026	2025	variance	variance
	US$	US$	US$	%
Revenues	50,111,828	46,009,519	4,102,309	8.9%
Cost of revenue	(46,817,877)	(43,090,207)	(3,727,670)	8.7%
Gross profit	3,293,951	2,919,312	374,639	12.8%

Operating expenses:
General and administrative expenses	(7,181,105)	(1,360,051)	(5,821,054)	428.0%
Allowance for expected credit losses	(8,196,074)	(5,315)	(8,190,759)	154,106.5%
Total operating expenses	(15,377,179)	(1,365,366)	(14,011,813)	1,026.2%
(Loss)/Income from operations	(12,083,228)	1,553,946	(13,637,174)	(877.6)%

Other income/(expense)
Interest expense	(771,946)	(891,379)	119,433	(13.4)%
Change in fair value of convertible notes	(3,648,265)	-	(3,648,265)	N/A
Change in fair value of other investments	23,437,041	-	23,437,041	N/A
Other income, net	949,592	238,677	710,915	297.8%
Total other income/(expense), net	19,966,422	(652,702)	20,619,124	(3,159.0)%
Income before income taxes and equity in net profits of affiliates	7,883,194	901,244	6,981,950	774.7%
Income tax credit/(expense)	1,176,560	(179,325)	1,355,885	(756.1)%
Income before equity in net profit of affiliates	9,059,754	721,919	8,337,835	1,155.0%
Equity in net profits of affiliates	4,048	5,528	(1,480)	(26.8)%
Net income	9,063,802	727,447	8,336,355	1,146.0%
Other comprehensive (loss)/income
Foreign currency translation adjustment	(256,577)	15,599	(272,176)	(1,744.8)%
Comprehensive income	8,807,225	743,046	8,064,179	1,085.3%

Net income	9,063,802	727,447	8,336,355	1,146.0%
Deemed dividend distribution on Series A preferred shares through additional paid-in capital	(16,593,954)	-	(16,593,954)	N/A
Net (loss)/income attributable to common stockholders	(7,530,152)	727,447	(8,257,599)	(1,135.1)%

Revenue

The following table sets forth the breakdown of our revenue by sector for the years ended March 31, 2026 and 2025 respectively:

	2026	2025	variance	Variance
	USD	USD	US$	%
Revenue
Public	50,111,828	46,009,519	4,102,309	8.9
Private	-	-	-	NA
Total revenue	50,111,828	46,009,519	4,102,309	8.9

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

Total comprehensive income for the year was US$8,807,225 for the year ended March 31, 2026, as compared to total comprehensive income of US$743,046 for the year ended March 31, 2025, and an increase of US$8,064,179 or 1,085.3%.

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

	2026	2025	variance	variance
	US$	US$	US$	%
ASSETS

Current assets:
Cash and cash equivalents	4,627,050	718,625	3,908,425	543.9%
Accounts receivable, net	7,465,036	10,032,305	(2,567,269)	(25.6)%
Contract assets, current portion	434,603	4,636,670	(4,202,067)	(90.6)%
Prepayments and other current assets	8,630,554	7,020,687	1,609,867	22.9%
Restricted Cash	46,197,750	—	46,197,750	N/A
Total current assets	67,354,993	22,408,287	44,946,706	200.6%

Non-current assets:
Equity method investments	1,318,195	1,324,129	(5,934)	(0.4)%
Property, plant and equipment, net	325,658	241,809	83,849	34.7%
Finance lease right-of-use assets, net	6,769	87,385	(80,616)	(92.3)%
Operating right-of-use assets, net	135,708	162,886	(27,178)	(16.7)%
Life insurance policy, cash surrender value	1,448,925	1,390,388	58,537	4.2%
Contract assets, net of current portion	1,825,986	1,029,078	796,908	77.4%
Deposits for acquisition of plant and equipment	1,770,959	1,784,389	(13,430)	(0.8)%
Other investment	46,161,262	—	46,161,262	N/A
Deferred tax assets	1,412,011	65,241	1,346,770	2,064.3%
TOTAL ASSETS	121,760,466	28,493,592	93,266,874	327.3%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	201,671	—	201,671	N/A
Accounts payable	1,935,086	1,797,735	137,351	7.6%
Contract liabilities	752,186	2,322,911	(1,570,725)	(67.6)%
Bank borrowings	11,982,316	12,044,435	(62,119)	(0.5)%
Finance lease liabilities, current portion	—	56,795	(56,795)	(100.0)%
Operating lease liabilities, current portion	76,271	115,372	(39,101)	(33.9)%
Due to related parties	4,186,846	1,360,024	2,826,822	207.9%
Accrued expenses and other current liabilities	2,962,366	1,770,319	1,192,047	67.3%
Income tax payable	413,940	372,816	41,124	11.0%
Total current liabilities	22,510,682	19,840,407	2,670,275	13.5%

Non-current liabilities:
Convertible note	19,567,461	—	19,567,461	N/A
Operating lease liabilities, net of current portion	52,411	26,700	25,711	96.3%
Other long-term liabilities, net of current portion	11,055	34,362	(23,307)	(67.8)%
TOTAL LIABILITIES	42,141,609	19,901,469	22,240,140	111.8%

SHAREHOLDERS’ EQUITY
Preferred Shares - Series A, $0.00001 par value, 950,000,000 shares authorized; 47,326,026 and 0 shares issued and outstanding as of March 31, 2026 and 2025, respectively; no stated liquidation preference as of March 31, 2026	473	—	473	N/A
Preferred Shares - Series B, $0.00001 par value, 60,000,000 shares authorized; 6,442 and 0 shares issued and outstanding as of March 31, 2026 and 2025, respectively; no stated liquidation preference as of March 31, 2026	—	—	—	N/A
Class A Ordinary Shares, 4,000,000,000 shares (March 31, 2025: 4,950,000,000 shares) authorized, par value US$0.00001 each, 15,486,491 and 28,230,000 Class A ordinary shares issued and outstanding as of March 31, 2026 and 2025, respectively	155	282	(127)	(45.0)%
Class B Ordinary Shares, 50,000,000 shares authorized, par value US$0.00001 each, 1,995,000 Class B ordinary shares issued and outstanding as of March 31, 2026 and 2025	20	20	—	—
Class A Ordinary Shares to be issued	2,235,000	—	2,235,000	N/A
Additional paid-in capital	82,342,816	5,764,699	76,578,117	1,328.4%
(Accumulated losses)/retained earnings	(4,708,368)	2,821,784	(7,530,152)	(266.9)%
Accumulated other comprehensive (loss)/ income	(251,239)	5,338	(256,577)	(4,806.6)%
Total shareholders’ equity	79,618,857	8,592,123	71,026,734	826.6%
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	121,760,466	28,493,592	93,266,874	327.3%

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

Accounts Payable

Our accounts payable mainly comprised trade payables to subcontractors and suppliers of materials. Our accounts payable increased from US$1,797,735 as of March 31, 2025, to US$1,935,086 as of March 31, 2026, primarily due to the increase in the purchase of materials during the year ended March 31, 2026, to cope with our business growth.

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

As of March 31, 2026, we have the following obligations:

●	Short-term: Other liabilities of US$22,510,682 are comprised of various payables, including accounts payable, amounts due to related parties and accrued expenses payables expected to be settled based on contractual terms.

●	Long-term: Long-serviced payment obligations of US$11,055 are expected to be paid out based on individual plan participants, although cash outflows cannot be estimated reliably. Additionally, operating lease liabilities of US$52,411 are expected to be paid out based on lease terms. Furthermore, convertible notes obligations of US$19,567,461 are expected to be paid out or converted into shares on the maturity of the senior unsecured convertible note.

Cash Flows

The following table sets forth a summary of our cash flows information for the years indicated:

	2026	2025
	US$	US$
Cash (used in) provided by
Operating activities	(2,845,066)	(3,005,991)
Investing activities	(23,202,472)	(1,612,158)
Financing activities	76,076,480	5,011,152
Foreign currency translation adjustment	77,233	2,027
Net change in cash and cash equivalents	50,106,175	395,030

Cash, cash equivalents and restricted cash at the beginning of the year	718,625	323,595
Cash, cash equivalents and restricted cash at the end of the year	50,824,800	718,625

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

	Class A Ordinary Shares Beneficially Owned(2)		Class B Ordinary Shares Beneficially Owned(3)		Approximate percentage of Voting rights
Name of Beneficial Owners(1)	Number	%	Number	%	%
Directors and Executive Officers:
Paul E. Mann(4)	13,706,056	8.6	—	—	24.5
Ngo Chiu Lam(5)	318,550	2.0	—	—	—
Man Sze Chan	—	—	—	—	—
Chun Kit Yu	—	—	—	—	—
Vuk Jeremic	—	—	—	—	—
John M. Melkon	—	—	—	—	—
All directors and executive officers as a group	14,024,606	8.8	—	—	25.1
					—
5% shareholders:					—
Quantum Leap Energy LLC(6)	4,049,794	25.4	—	—	7.3
Manaslu LLC(7)	2,156,834	13.5	—	—	3.9
Dablam LP(8)	—	—	1,995,000	100.0	71.4

(1)	Except as indicated otherwise below, the business address of our directors and executive officers is Office A, 15/F, Tower A, Capital Tower, No. 38 Wai Yip Street, Kowloon Bay, Hong Kong.

(2)	Based on 15,947,094 Class A Ordinary Shares outstanding as of August 10, 2026, plus the Ordinary Shares that a person has the right to acquire within 60 days are deemed outstanding only for purposes of computing that holder’s percentage ownership.

(3)	Based on 1,995,000 Class B Ordinary Shares outstanding as of August 10, 2026.

(4)	Represents (i) 6,656,262 Class A Ordinary, which are directly held by Mr. Mann, (ii) 3,000,000 Class A Ordinary Shares issued to Mr. Mann as part of his employment agreement and (iii) 4,049,794 Class A Ordinary Shares held by Quantum Leap Energy LLC.

(5)	Represents 318,550 Class A Ordinary Shares held by Supreme Development (BVI) Holdings Limited, a British Virgin Island company wholly owned by Mr. Ngo Chiu Lam, our Chief Executive Officer. The registered office of Supreme Development (BVI) Holdings Limited is Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola Vg1110, British Virgin Islands.

(6)	Represents 4,049,794 Class A Ordinary Shares, consisting of (i) 2,449,794 Class A Ordinary Shares, and (ii) 1,600,000 Class A Ordinary Shares issuable upon the exercise of Prefunded Warrants issued a private placement on August 29, 2025. Quantum Leap Energy, LLC is a wholly-owned subsidiary of ASP Isotopes, Inc. (Nasdaq: ASPI). Mr. Paul E. Mann is the Executive Director of ASP Isotypes, Inc., the parent company of Quantum Leap Energy, LLC, and as such, is deemed to have voting and dispositive control over the securities held by Quantum Leap Energy, LLC and deemed to be the beneficial owner of the securities held by Quantum Leap Energy, LLC. The address of Quantum Leap Energy, LLC is 601 Pennsylvania Avenue, NW South Building, Suite 900, Washington DC 20004.

(7)	Represents 2,156,834 Class A Ordinary Shares held by Manaslu LLC.

(8)	Represents 1,995,000 Class B Ordinary Shares held by Dablam LP.

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

Item 18. Financial Statements

The consolidated financial statements are included at the end of the annual report.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on February 13, 2026)
2.1	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)
2.2	Description of Securities (incorporated herein by reference to Exhibit 2.2 to the annual report on Form 20-F filed by the Registrant with the SEC on August 17, 2026)
2.3	Form of Class A Ordinary Share Purchase Warrant A (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on September 2, 2025)
2.4	Form of Class A Ordinary Share Purchase Warrant B (incorporated by reference to Exhibit 4.2 to the Current Report on Form 6-K filed by the Registrant with the SEC on September 2, 2025)
2.5	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.3 to the Current Report on Form 6-K filed by the Registrant with the SEC on September 2, 2025)
2.6	Form of Class A Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on October 29, 2025)
2.7	Form of Prefunded Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 6-K filed by the Registrant with the SEC on October 29, 2025)
2.8	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.3 to the Current Report on Form 6-K filed by the Registrant with the SEC on November 3, 2025)
2.9	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on February 13, 2026)
2.10	Form of Placement Agent Warrant dated March 25, 2026 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on March 26, 2026)
2.11	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on April 10, 2026)
2.12	Form of Senior Unsecured Convertible Promissory Note (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed by the Registrant with the SEC on April 10, 2026)
4.1	Underwriting Agreement dated January 23, 2025 between the Registrant and Dominari Securities LLC, as representative of the underwriters named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on January 24, 2025)
4.2	Employment Agreement between the Registrant and Mr. Ngo Chiu, LAM, Registrant’s director, Chief Executive Officer and Chair of the Board (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)
4.3	Employment Agreement between the Registrant and Ms. Sze Man Chan, Registrant’s Interim Chief Financial Officer (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on August 11, 2026)
4.4	Form of Independent Director Agreement by and between the registrant and its Independent Director (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)
4.5	Tenancy Agreement of Office A, 15/F, Tower A, Capital Tower, No. 38 Wai Yip Street, Kowloon Bay, Hong Kong (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)
4.6	Tenancy Agreement of Private Car Parking Space No. P156 & P157 on Lower G/F, Unit 7 & 8 on 15th Floor of Tower One, Ever Gain Plaza, No. 88 Container Port Road, Kwai Chung, New Territories (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)
4.7	Share Purchase Agreement dated November 17, 2025 (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F filed by the Registrant with the SEC on August 17, 2026)
4.8	Transaction Agreement dated April 30, 2026 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on April 30, 2026)
4.9	Support Agreements dated April 30, 2026 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on April 30, 2026)
4.10	Kaz Loan Agreement dated April 22, 2026 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed by the Registrant with the SEC on April 30, 2026)
4.11	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on September 2, 2025)
4.12	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed by the Registrant with the SEC on September 2, 2025)
4.13	Placement Agency Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 6-K filed by the Registrant with the SEC on September 2, 2025)

4.14	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 6-K filed by the Registrant with the SEC on September 2, 2025)
4.15	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on October 29, 2025)
4.16	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed by the Registrant with the SEC on October 29, 2025)
4.17	Placement Agency Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 6-K filed by the Registrant with the SEC on October 29, 2025)
4.18	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 6-K filed by the Registrant with the SEC on October 29, 2025)
4.19	Subscription and Unit Purchase Agreement dated October 31, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on November 6, 2025)
4.20	Executive Employment Agreement with Mr. Paul E. Mann, as Executive Chairman, dated November 5, 2025 and effective January 1, 2026 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed by the Registrant with the SEC on November 6, 2025)
4.21	Regulation D Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on February 13, 2026)
4.22	Regulation S Securities Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed by the Registrant with the SEC on February 13, 2026)
4.23	Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 6-K filed by the Registrant with the SEC on February 13, 2026)
4.24	Introducer Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 6-K filed by the Registrant with the SEC on February 13, 2026)
4.25	Placement Agency Agreement (incorporated by reference to Exhibit 10.5 to the Current Report on Form 6-K filed by the Registrant with the SEC on February 13, 2026)
4.26	Regulation D Purchase Agreement dated March 20, 2026 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on March 26, 2026)
4.27	Regulation S Purchase Agreement dated March 20, 2026 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed by the Registrant with the SEC on March 26, 2026)
4.28	Registration Rights Agreement dated March 25, 2026 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 6-K filed by the Registrant with the SEC on March 26, 2026)
4.29	Placement Agency Agreement dated March 20, 2026 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 6-K filed by the Registrant with the SEC on March 26, 2026)
4.30	Form of Senior Unsecured Convertible Note Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on April 10, 2026)
4.31	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 6-K filed by the Registrant with the SEC on April 10, 2026)
4.32	Placement Agency Agreement by and between the Company and Dominari Securities LLC dated March 31, 2026 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 6-K filed by the Registrant with the SEC on April 10, 2026)
4.33	Form of Assignment and Assumption Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on May 18, 2026)
4.34	Convertible Loan Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the Registrant with the SEC on June 17, 2026)
4.35	Amendment No. 1 to the Transaction Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 6-K filed by the Registrant with the SEC on June 17, 2026)
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 8.1 to the annual report on Form 20-F filed by the Registrant with the SEC on August 17, 2026)
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the Registration Statement on Form F-1 (Amendment No. 2) filed by the Registrant with the SEC on December 18, 2024)
11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F filed by the Registrant with the SEC on August 7, 2025)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of David Fong & Co. (incorporated herein by reference to Exhibit 15.1 to the annual report on Form 20-F filed by the Registrant with the SEC on August 17, 2026)
97	Clawback Policy (incorporated herein by reference to Exhibit 97 to the annual report on Form 20-F filed by the Registrant with the SEC on August 7, 2025)
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on Form 20-F on its behalf.

Skyline Builders Group Holding Limited

/s/ Ngo Chiu Lam
Ngo Chiu Lam
Chief Executive Officer

Date: August 21, 2026

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

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Consolidated Balance Sheets
As of March 31, 2026 and March 31, 2025
(Expressed in United States Dollars (“US$”))

	As of March 31,
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	4,627,050	718,625
Accounts receivable, net (Note 3)	7,465,036	10,032,305
Contract assets, current portion (Note 4)	434,603	4,636,670
Prepayments and other current assets (Note 5)	8,630,554	7,020,687
Restricted cash (Note 2)	46,197,750	—
Total current assets	67,354,993	22,408,287

Non-current assets:
Equity method investments (Note 6)	1,318,195	1,324,129
Property, plant and equipment, net (Note 7)	325,658	241,809
Finance lease right-of-use assets, net (Note 8)	6,769	87,385
Operating lease right-of-use assets, net (Note 8)	135,708	162,886
Life insurance policy, cash surrender value (Note 9)	1,448,925	1,390,388
Contract assets, net of current portion (Note 4)	1,825,986	1,029,078
Deposits for acquisition of plant and equipment (Note 5)	1,770,959	1,784,389
Other investment (Note 6)	46,161,262	—
Deferred tax assets (Note 12)	1,412,011	65,241
Total non-current assets	54,405,473	6,085,305

TOTAL ASSETS	$121,760,466	28,493,592

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts (Note 11)	201,671	—
Accounts payable	1,935,086	1,797,735
Contract liabilities (Note 4)	752,186	2,322,911
Bank and other borrowings (Note 11)	11,982,316	12,044,435
Finance lease liabilities (Note 8)	—	56,795
Operating lease liabilities, current portion (Note 8)	76,271	115,372
Due to related parties (Note 13)	4,186,846	1,360,024
Accrued expenses and other current liabilities (Note 10)	2,962,366	1,770,319
Income tax payable (Note 12)	413,940	372,816
Total current liabilities	22,510,682	19,840,407

Non-current liabilities:
Convertible notes (Note 16)	19,567,461	—
Operating lease liabilities, net of current portion (Note 8)	52,411	26,700
Other long-term liabilities, net of current portion (Note 15)	11,055	34,362
Total non-current liabilities	19,630,927	61,062

TOTAL LIABILITIES	42,141,609	19,901,469

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Consolidated Balance Sheets — (continued)
As of March 31, 2026 and March 31, 2025
(Expressed in United States Dollars (“US$”))

	As of March 31,
	2026	2025
SHAREHOLDERS’ EQUITY
Preferred Shares - Series A, $0.00001 par value, 950,000,000 shares authorized; 47,326,026 and 0 shares issued and outstanding as of March 31, 2026 and 2025, respectively; no stated liquidation preference as of March 31, 2026 (Note 14)	473	—
Preferred Shares - Series B, $0.00001 par value, 60,000,000 shares authorized; 6,442 and 0 shares issued and outstanding as of March 31, 2026 and 2025, respectively; no stated liquidation preference as of March 31, 2026 (Note 14)	—	—
Class A Ordinary Shares, 4,000,000,000 shares (March 31, 2025: 4,950,000,000 shares) authorized, par value US$0.00001 each, 15,486,491 and 28,230,000 Class A ordinary shares issued and outstanding as of March 31, 2026 and 2025, respectively (Note 14)	155	282
Class B Ordinary Shares, 50,000,000 shares authorized, par value US$0.00001 each, 1,995,000 Class B ordinary shares issued and outstanding as of March 31, 2026 and 2025 (Note 14)	20	20

Class A Ordinary Shares to be issued (Note 14)	2,235,000	—
Additional paid-in capital (Note 14)	82,342,816	5,764,699
(Accumulated losses) retained earnings	(4,708,368)	2,821,784
Accumulated other comprehensive (loss) income	(251,239)	5,338
Total shareholders’ equity	79,618,857	8,592,123
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$121,760,466	28,493,592

Commitments (Note 18)
Contingencies (Note 18)
Subsequent Events (Note 20)

See accompanying notes to consolidated financial statements.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Operations and Comprehensive Income
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

	Years Ended March 31,
	2026	2025	2024
Revenues (Note 13(e))	$50,111,828	$46,009,519	$48,821,619
Cost of revenue	(46,817,877)	(43,090,207)	(45,928,093)
Gross profit	3,293,951	2,919,312	2,893,526

Operating expenses:
General and administrative expenses	(7,181,105)	(1,360,051)	(1,040,245)
Allowance for expected credit losses	(8,196,074)	(5,315)	(197,527)
Total operating expenses	(15,377,179)	(1,365,366)	(1,237,772)

(Loss)/Income from operations	(12,083,228)	1,553,946	1,655,754

Other (expense)/income
Interest expense	(771,946)	(891,379)	(733,220)
Change in fair value of convertible notes (Note 16)	(3,648,265)	-	-
Change in fair value of other investments (Note 6)	23,437,041	-	-
Other income, net (Note 13(e))	949,592	238,677	191,892
Total other income/(expense), net	19,966,422	(652,702)	(541,328)

Income before income taxes and equity in net income of affiliates	7,883,194	901,244	1,114,426

Income tax credit (expense) (Note 12)	1,176,560	(179,325)	(150,734)
Income before equity in net income of affiliates	9,059,754	721,919	963,692

Equity in net income/(losses) of affiliates (Note 6)	4,048	5,528	(33,780)

Net income	$9,063,802	$727,447	$929,912
Other comprehensive (loss) / income
Foreign currency translation adjustment	(256,577)	15,599	9,138
Comprehensive income	$8,807,225	$743,046	$939,050

Net income	$9,063,802	$727,447	$929,912
Deemed dividend distribution on Series A preferred shares through additional paid-in capital	(16,593,954)	-	-

Net (loss)/income attributable to common stockholders	$(7,530,152)	$727,447	$929,912

Earnings per share – Basic	$(0.184)	0.025	0.033
Earnings per share – Diluted	$(0.184)	$0.025	$0.033
Weighted average shares outstanding – Basic	40,935,899	28,812,740	28,500,000
Weighted average shares outstanding – Diluted	40,935,899	28,812,740	28,500,000

See accompanying notes to consolidated financial statements.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Shareholders’ Equity
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

	Class A Ordinary Shares		Class B Ordinary Shares		Series A Preferred Shares		Series B Preferred Shares		Class A Shares to be issued		Additional paid-in	Accumulated other comprehensive (loss)	(Accumulated losses) retained
	No. of shares	$	No. of shares	$	No. of shares	$	No. of shares	$	No. of shares	$	capital $	income $	earnings $	Total $
Balance as of March 31, 2023	26,505,000	265	1,995,000	20	—	—	—	—	—	—	957,394	(19,399)	1,713,946	2,652,226
Net income	—	—	—	—	—	—	—	—	—	—	—	—	929,912	929,912
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	9,138	—	9,138
Dividend declared (Note 14)	—	—	—	—	—	—	—	—	—	—	—	—	(549,521)	(549,521)
Balance as of March 31, 2024	26,505,000	265	1,995,000	20	—	—	—	—	—	—	957,394	$(10,261)	2,094,337	3,041,755
Net income	—	—	—	—	—	—	—	—	—	—	—	—	727,447	727,447
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	15,599	—	15,599
Issue of shares pursuant to IPO, net of offering costs (Note 14)	1,725,000	17	—	—	—	—	—	—	—	—	4,807,305	—	—	4,807,322
Balance as of March 31, 2025	28,230,000	282	1,995,000	20	—	—	—	—	—	—	5,764,699	5,338	2,821,784	8,592,123
Net income	—	—	—	—	—	—	—	—	—	—	—	—	9,063,802	9,063,802
Share retirement	(18,500,000)	(185)	—	—	—	—	—	—	—	—	(6,999,815)	—	—	(7,000,000)
Issue of ordinary shares through private placement, net of issuance costs	2,086,586	21	—	—	—	—	—	—	—	—	36,827,179	—	—	36,827,200
Issue of Series A preferred shares through warrants exchange, net of issuance cost	—	—	—	—	47,326,026	473	—	—	—	—	16,593,481	—	(16,593,954)	—
Issue of Series B preferred shares through private placement, net of issuance costs	—	—	—	—	—	—	6,442	—	—	—	28,733,650	—	—	28,733,650
Issue of warrants pursuant to convertible notes financing	—	—	—	—	—	—	—	—	—	—	1,423,654	—	—	1,423,654
Issuance of shares for service	—	—	—	—	—	—			750,000	2,235,000	—	—	—	2,235,000
Issuance of shares pursuant to warrant exercise	3,669,905	37	—	—	—	—	—	—	—	—	(32)	—	—	5
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(256,577)	—	(256,577)
Balance as of March 31, 2026	15,486,491	155	1,995,000	20	47,326,026	473	6,442	—	750,000	2,235,000	82,342,816	(251,239)	(4,708,368)	79,618,857

See accompanying notes to consolidated financial statements.

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Year Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

	Years Ended March 31,
	2026	2025	2024
Cash flows from operating activities:
Net income	9,063,802	727,447	929,912
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	370,001	802,930	1,122,490
(Gain)/loss on disposal of property, plant and equipment	—	(9,950)	2,555
Allowance for/(reversal) of expected credit losses	8,196,074	5,315	197,527
Change in cash surrender of life insurance policy	(69,272)	(8,186)	(13,626)
Equity in net (profit)/losses of affiliates	(4,048)	(5,528)	33,780
Deferred income taxes	(1,352,524)	(51,267)	(116,475)
Change in fair value of other investments	(23,437,041)	—	—
Loss and fair value change related to convertible notes	3,648,265	—	—
Share-based compensation expenses	2,235,000	—	—
Gain on acquisition of subsidiary	(2,223)	—	—
Change in operating assets and liabilities:
Accounts receivable	(5,728,964)	(2,220,351)	(1,794,055)
Contract assets	3,410,033	485,554	(5,048,269)
Prepayments and other current assets	(1,668,171)	(3,736,545)	467,095
Income tax payable	41,124	53,494	404,508
Accounts payable	151,471	(245,877)	324,198
Contract liabilities	(1,559,309)	1,170,396	217,410
Accrued expenses and other current liabilities	1,199,961	311,462	(417,736)
Operating lease liabilities	(159,388)	(283,956)	(387,848)
Due to related parties	2,848,139	85,143	(2,446,978)
Other long-term liabilities	(27,996)	(86,072)	17,680
Net cash used in operating activities	(2,845,066)	(3,005,991)	(6,507,832)

Cash flows from investing activities:
Proceeds on disposal of life insurance policy	—	159,251	—
Sales proceeds from disposal of property, plant and equipment	1,643	10,164	—
Deposits paid for acquisition of plant and equipment	—	(1,781,573)	—
Purchase of other investments	(23,000,000)	—	—
Cash received for acquisition of businesses, net of cash paid	1,763	—	—
Purchase of property, plant and equipment	(205,878)	—	(59,717)
Net cash used in investing activities	(23,202,472)	(1,612,158)	(59,717)

Cash flows from financing activities:
Advanced to a director	—	(115,359)	—
Repayment of bank and other borrowings	(42,077,767)	(41,641,140)	(37,281,541)
Proceeds from bank and other borrowings	42,106,410	42,102,242	42,901,267
Proceeds from bank overdrafts	202,459	—	—
Repayment of bank overdrafts	—	—	(74,639)
Repayment of finance lease liabilities	(58,322)	(141,913)	(221,255)
Proceeds from issuance of Class A ordinary shares through private placement	41,660,000	—	—
Issuance cost paid pursuant to issuance of Class A ordinary shares	(4,832,800)	—	—
Payment pursuant to Class A shares retirement	(7,000,000)	—	—
Proceeds from issuance of Series B preferred shares	32,190,000	—	—
Issuance cost paid pursuant to issuance of Series B preferred shares	(3,456,350)	—	—
Proceeds from issuance of convertible notes	19,575,000	—	—
Issuance cost paid pursuant to issuance of convertible notes	(2,232,150)	—	—
Proceeds from issuance of shares pursuant to IPO	—	6,900,017	—
Payment for offering costs related to IPO	—	(2,092,695)	—
Net cash provided by financing activities	76,076,480	5,011,152	5,323,832

Effect of exchange rate changes	77,233	2,027	5,083

Net change in cash, cash equivalents and restricted cash	50,106,175	395,030	(1,238,634)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	718,625	323,595	1,562,229

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT THE END OF THE YEAR	50,824,800	718,625	323,595

Supplemental disclosure of cash flow information:
Interest paid	(771,946)	(891,379)	(733,220)
Income taxes (paid)/refund	(143,336)	(177,098)	135,417

Non-Cash Transactions:
Proceeds on disposal of life insurance policy in exchange for repayment of bank borrowings	—	271,586	—
Bank loans assumed on behalf of a related company (Note 13g)	—	851,718	—
Right of use assets obtained in exchange for new operating lease liabilities	119,007	—	—
Deemed dividends distribution on Series A preferred shares through additional paid-in capital	16,593,954	—	—

Reconciliation of cash, cash equivalents, and restricted cash
Cash and cash equivalents	4,627,050	718,625	323,595
Restricted cash	46,197,750	—	—

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

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the expected credit loss provision, the determination of the useful lives of property, plant and equipment, impairment of long-lived assets, allowance for deferred tax assets, uncertain tax position, revenue recognition and contingencies. The fair value of equity investments accounted for under the measurement alternative based on observable price changes arising from equity issuances by the investee, the classification of embedded features in convertible instruments, actual results could differ from those estimates. The Company evaluates these estimates on an ongoing basis and revises estimates as circumstances change. The Company bases its estimates on historical experience, anticipated results, trends, and other various assumptions that it believes are reasonable.

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
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

2. Summary of Significant Accounting Policies (cont.)

Other investments are classified as Level 3. The Company holds equity investments in limited liability companies. The Company initially measured the investments at cost in October 2025 and November 2025. During the period from December 2025 to March 2026, the investee, Kaz Resources LLC, completed financings with unrelated third-party investors. The transaction represented an observable price change for an identical or other similar equity security held by The Company. Accordingly, The Company remeasured the investment to fair value and recorded an unrealized gain of US$23,437,041 within other income (expense). The resulting carrying value of these investments are US$43,180,014 and US$2,981,248 as of March 31, 2026, respectively. Because the valuation incorporates significant unobservable inputs, the investments are classified as a Level 3 fair value measurement.

The Company’s convertible notes are measured as a Level 3 fair value and was US$19,567,461 as at March 31, 2026. The warrants issued by the Company during the year ended March 31, 2026 are measured at Level 3 (Note 14 and Note 16).

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

The following table presents a reconciliation of the Company’s Level 3 assets and liabilities:

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

The Company established the provision at differing rates and are based upon the age of the trade receivable, the Company’s historical collection experience in each customer and management’s best estimate of specific losses on individual exposures, where appropriate. Specific customer provisions are made when a review of significant outstanding amounts, utilizing information about customer creditworthiness and current economic trends, indicates that collection is doubtful. As of March 31, 2026 and 2025, there were US$8,500,074 and US$303,925 allowances for expected losses recognized related to accounts receivable, respectively.

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

Diluted earnings or earnings per share of ordinary shares is computed similarly to basic earnings per share except that the numerator and denominator are adjusted to reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised, converted, or settled in ordinary shares. The Company’s potentially dilutive securities include warrants, convertible promissory notes, convertible preferred stock and shares issuable under outstanding arrangements. Warrants and shares issuable are evaluated using the treasury stock method, while convertible promissory notes and convertible preferred shares are evaluated using the if-converted method. Under the if-converted method, the calculation assumes the conversion of the instruments at the beginning of the period (or issuance date, if later), with corresponding adjustments made to the numerator for any resulting changes to income (loss) attributable to ordinary shareholders. For the periods presented, the assumed exercise, conversion, or issuance of the Company’s potentially dilutive securities, including the related numerator adjustments, would have been anti-dilutive. Accordingly, such securities were excluded from the calculation of diluted earnings per share.

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

For the year ended March 31, 2026, three customers accounted for approximately 36.8%, 18.9% and 16.3% of the Company’s total revenue, or $18,429,730, $9,460,005 and $8,171,347, respectively. For the year ended March 31, 2025, five customers accounted for approximately 31.1%, 18.6%, 12.0%, 10.8% and 10.2% of the Company’s total revenue, or $14,292,125, $8,537,531, $5,527,718, $4,961,042 and $4,695,289, respectively. For the year ended March 31, 2024, four customers accounted for approximately 33.4%, 14.7%, 14.1% and 13.9% of the Company’s total revenue, or $16,307,205, $7,193,410, $6,884,906 and $6,798,870, respectively.

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

Equity Instruments — Ordinary and Preferred Shares, and Warrants

The Company classifies its Class A Ordinary Shares, Class B Ordinary Shares, Series A Ordinary Shares, and Series B Preferred Shares as permanent equity when such instruments do not contain features requiring or permitting redemption at the option of the holder, upon an event outside the Company’s control, or otherwise, in accordance with ASC 480. Conversion features embedded within preferred shares are evaluated under ASC 815-15; features that are indexed to the Company’s own stock and would qualify for equity classification if not bifurcated as separate embedded derivatives, pursuant to the scope exception in ASC 815.

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

When multiple equity-classified instruments are issued together for a single, non-allocated purchase price, the Company allocates gross proceeds among the individual components on a relative fair value basis, with the fair value of each component estimated as of the issuance date, classified as a Level 3 fair value measurement under ASC 820 due to the use of significant unobservable inputs, including expected volatility. Issuance costs, including cash costs and the grant-date fair value of placement agent warrants, are charged against gross proceeds as a reduction of equity and allocated to the individual equity components on the same relative fair value basis, with no net effect on total shareholders’ equity from the issuance of placement agent warrants. Issuance costs allocated to liability-classified instruments (e.g., convertible notes measured under the fair value option) are expensed as incurred rather than netted against the related instrument.

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

6. Equity Method Investments and Other Investments

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

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

6. Equity Method Investments and Other Investments (cont.)

The following table provides summarized balance sheet and income statement information for Joint Ventures:

	KC-Glory JV	KC-Geotech JV	KC-CRFG JV	Total
	As of March 31, 2026
Current assets	$1,735,185	245,772	1,162,731	3,143,688
Non-current assets	—	—	—	—
Current liabilities	1,426,194	269,945	339,130	2,035,269
Non-current liabilities	—	—	—	—
Equity (Deficit)	$308,991	(24,173)	823,601	1,108,419

	KC-Glory JV	KC-Geotech JV	KC-CRFG JV	Total
	As of March 31, 2025
Current assets	$1,748,391	$247,932	$1,188,208	$3,184,531
Non-current assets	—	—	—	—
Current liabilities	1,436,946	271,864	370,751	2,079,561
Non-current liabilities	—	—	—	—
Equity (Deficit)	$311,445	$(23,932)	$817,457	$1,104,970

	Year ended March 31, 2026
Total revenues	$—	—	9,748,960	9,748,960
Net (loss)/profit	$(111)	(424)	12,345	11,810

	Year ended March 31, 2025
Total revenues	$—	641	$4,828,815	$4,829,456
Net loss	$(64)	7,168	$5,443	$12,547

The following table summarizes the activity of the Company’s equity method investments in joint ventures:

Total
Balance at April 1, 2024	$1,311,010
Company’s share in net profit recognized during the year	5,528
Exchange difference	7,591
Balance at March 31, 2025	1,324,129
Company’s share in net profit recognized during the year	4,048
Exchange difference	(9,982)
Balance at March 31, 2026	$1,318,195

Critical Minerals Investment

On October 31, 2025, the Group entered into a subscription and unit purchase agreement with Kaz Resources LLC engaged in the critical minerals space, pursuant to which the Group subscribed for an approximately 20% membership interest in such company, subject to regulatory approval, for a subscription price of $20.0 million.

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

The investment in Reemag does not have a readily determinable fair value and is therefore measured at cost, adjusted for observable price changes and impairments, in accordance with ASC 321. The Company has not identified any observable price changes in orderly transactions for identical or similar investments and did not recognize any impairment losses. As of March 31, 2026, the carrying value of the investment was $2,981,248 as there was no observable price change related to this investment since acquisition. This investment is included in “Other investments” on the consolidated balance sheet.

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

*	Motor vehicles amounted to US$26,521 which were acquired through the acquisition of Kin Chiu Development Limited on November 17, 2025 (Note 17).

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

During the years ended March 31, 2026, 2025 and 2024, the addition to operating lease right-of-use assets was US$119,007, US$nil and US$nil respectively. The operating lease expense was US$145,061, US$262,304 and US$409,866 for the years ended March 31, 2026, 2025 and 2024, respectively, and included in the cost of revenue and general and administrative expenses. Cash paid for operating leases was US$159,388, US$283,956 and US$387,848 for the years ended March 31, 2026, 2025 and 2024, respectively.

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

Information relating to finance lease activities during the years ended March 31, 2026 and 2025 are as follows:

	2026	2025

Finance lease right-of-use assets	$6,769	$87,385

Finance lease liabilities	$—	$56,795

Amortization of finance lease right-of-use assets	$(80,271)	$(184,601)
Repayment and interest accretion of finance lease liabilities	$(56,588)	$(185,053)

Weighted average remaining lease term (in years)	—	0.73
Weighted average discount rate (%)	—	5.36%

During the year ended March 31, 2026 and 2025, there was no addition to finance lease right-of-use assets. The amortization of finance lease right-of-use assets was US$80,271 and US$184,601 for the years ended March 31, 2026 and 2025, respectively, and included in the cost of revenue. Cash paid for finance lease was US$58,322, US$141,913 and US$221,255 for the years ended March 31, 2026, 2025 and 2024, respectively.

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

As of the date of this report, a total of US$9,858,477 of the bank and other borrowings as of March 31, 2026 has been repaid. There are certain loans contain an on-demand clause that lets the lender call them at any time, regardless of the scheduled maturity table.

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
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

13. Related Party Balance and Transactions (cont.)

b. Accounts receivable, net

As of March 31, 2026 and 2025, the balances of accounts receivable, net from joint venture were as follows:

	2026	2025
Accounts receivable, net

KC-Glory JV (d)	$1,542,144	$1,553,839
Less : Expected credit losses	(280,326)	(190,322)
	$1,261,818	$1,363,517

c. Contract assets, net

As of March 31, 2026 and 2025, the balances of contract assets, net from joint ventures were as follows:

	2026	2025
Contract assets, net
KC-CRFG JV (c)	$382,999	$303,585
KC-Glory JV (d)	164,692	177,965
KC-Geotech JV (e)	42,324	42,600
	$590,015	$524,150

d. Contract liabilities

As of March 31, 2026 and 2025, the balances of contract liabilities from joint ventures were as follows:

	2026	2025
Contract liabilities

KC-CRFG JV (c)	$—	$359,629

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

SKYLINE BUILDERS GROUP HOLDING LIMITED AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in United States Dollars (“US$”))

14. Shareholders’ Equity (cont.)

b. Class A Ordinary Shares

Date	Events	Number of shares	Par value	Amount
July 24, 2024	Re-designate shares into Class A Ordinary Shares	26,505,000	0.00001	265
January 23, 2025	Issue of shares pursuant to IPO*	1,500,000	0.00001	15
February 6, 2025	Issue of shares pursuant to IPO*	225,000	0.00001	2
August 27, 2025	Share Retirement #	(18,500,000)	0.00001	(185)
August 29, 2025	Private Placement ##	1,359,314	0.00001	14
November 3, 2025	Issue of shares pursuant to Private Placement ###	727,272	0.00001	7
December 16, 2025	Issuance of shares pursuant to warrant exercise	500,000	0.00001	5
March 9, 2026	Issuance of shares pursuant to warrant exercise	2,969,905	0.00001	30
March 26, 2026	Issuance of shares pursuant to warrant exercise	200,000	0.00001	2
	Class A Ordinary Shares issued and outstanding as of March 31, 2026	15,486,491	0.00001	155

*	On January 23, 2025, the Company completed its initial public offering on NASDAQ, under the ticker symbol “SKBL”. Under this offering, 1,500,000 ordinary shares were issued at a price of $4.00 per share. In addition, the Company granted a 45-day option to the underwriter to purchase up to an additional 225,000 ordinary shares at the public offering price, less underwriting discounts, to cover over-allotment, if any. On February 6, 2025, the underwriter exercised the over-allotment option in full to purchase an additional 225,000 ordinary shares. On January 23, 2025, the Company closed its initial public offering and the exercise of the over-allotment option, received net proceeds of US$4,807,322 from the offering after deducting underwriting discounts and offering expenses of US$2,092,678 from the gross proceeds of US$6,900,000.

#	On August 27, 2025, Supreme Development (BVI) Holdings Limited (“SD”), the Company’s previous controlling shareholder and a company beneficially owned by Mr. Ngo Chiu Lam, our Chief Executive Officer, entered into a definitive securities purchase agreement with Quantum Leap Energy LLC (“QLE”) pursuant to which SD transferred and sold to QLE all 1,995,000 issued and outstanding Class B Ordinary Shares of the Company. Each Class B Ordinary Share entitles the holder to 20 votes per share and votes together with the Class A Ordinary Shares on all matters submitted to shareholders. On March 29, 2026, QLE entered into a securities exchange agreement with Dablam LP to assign and transfer its 1,995,000 Class B Ordinary Shares held by QLE to Dablam LP, in exchange for and against Dablam LP’s concurrent assignment and transfer to QLE of 1,995,000 Class A Ordinary Shares held by Dablam LP. The Company also used approximately $7,000,000 of the gross proceeds from the August 2025 Offering to retire 18,500,000 Class A Ordinary Shares owned by SD (the “Share Retirement”).

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

d. Preferred Shares

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

Optional Conversion

The Series A Preferred Shares are convertible into Class A ordinary shares on a one-for-one basis at the holder’s option, subject to customary anti-dilution adjustments. The Series B Preferred Shares are convertible into Class A ordinary shares at the holder’s option at a conversion price of $2.40 per share, subject to anti-dilution adjustments, including certain down-round protection provisions, with a floor conversion price of $1.50 per share. Conversions of both series are subject to a 4.99% beneficial ownership limitation. The Preferred Shares are not mandatorily redeemable.

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

Warrants

Warrant activity during the year ended March 31, 2026 is indicated below:

	Pre-Funded Warrants	Investor Warrant A	Investor Warrant B	Investor Warrants (Oct 2025)	Placement Agent Warrants	Total
As at March 31, 2025	-	-	-	-	-	-
Issued — August 2025 Offering	22,990,000	24,349,314	24,349,314	-	1,947,945	73,636,573
Issued — October 2025 Offering	16,643,636	-	-	17,370,908	1,389,673	35,404,217
Exchanged — January 2026	-	(24,349,314)	(24,349,314)	-	-	(48,698,628)
Exercise	(3,670,000)	-	-	-	-	(3,670,000)
Issued — Series B Financing	-	-	-	-	804,750	804,750
Issued — March 2026 Convertible Notes	-	-	-	-	652,500	652,500
As at March 31, 2026	35,963,636	-	-	17,370,908	4,794,868	58,129,412
Exercise Price	$0.00001 (par)	-	-	$1.50	$0.73–$2.40
Expiration Date	No stated expiration / 5years	-	-	Nov-30	August 2030–March 2031

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

This table details the changes in the unvested shares for the fiscal year ended March 31, 2026:

Non-vested Class A Ordinary Shares Activity

Non-vested Shares	Number of Shares	Weighted- Average Grant-Date Fair Value	Year ended March 31, 2026
Unvested at April 1, 2025	—	$—	$—
Granted	3,000,000	$2.98	$8,940,000
Vested	(750,000)	$2.98	$(2,235,000)
Forfeited / Cancelled	—	$—	$—
Unvested at March 31, 2026	2,250,000	$2.98	$6,705,000

Share-Based Compensation Expense recognized in the Consolidated Statements of Operations and Comprehensive Income

Year ended March 31, 2026
General and administrative expenses	$2,235,000
Total share-based compensation expense	$2,235,000
Income tax benefit related to share-based compensation	—

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

The Company further determined that KCD does not meet the definition of a business under ASC 805, as substantially all of the fair value of the assets acquired was concentrated in a single asset group (property and equipment). Consistent with ASC 810-10-30-3, the assets acquired and liabilities assumed were recognized and measured at fair value using the guidance in ASC 805-20, as follows:

Asset / Liability	Allocated Cost
Cash	$1,763
Property and equipment*	$26,521
Total assets	$28,284

Accrued and other payables	$26,061
Total liabilities	$26,061

Net assets acquired	$2,223
Consideration transferred	$-
Gain recognized (other income)	$2,223

*	Details refer to Note 7 disclosure for Property, Plant and Equipment, net.

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

Fair value loss of convertible debt of US$3,648,265, US$nil and US$nil, respectively.

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

20. Subsequent Events

The Group evaluated events subsequent to the balance sheet date of March 31, 2026, through the date of issuance of the consolidated financial statements.

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